SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
February 18, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐            No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Annual Report of the Philips Group for the year ended December 31, 2010, dated February 17, 2011, as well as a copy of the following press releases:
-	“Philips publishes 2010 Annual Report”, dated February 17, 2011;

-	“Jeroen van der Veer to succeed Jan-Michiel Hessels as Chairman of the Supervisory Board of Royal Philips Electronics”, dated February 17, 2011;

-	“Philips to invest EUR 2 billion in green innovation by 2015”, dated February 18, 2011.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of February 2011.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Annual Report 2010
Financial, social and environmental performance
simply
making a
difference

IFRS basis of presentation
The financial information included in this document is based on IFRS, unless otherwise indicated.
Forward-looking statements and other information
Please refer to chapter 20, Forward-looking statements and other information, of this Annual Report for more information about forward-looking statements, third-party market share data, fair value information, IFRS basis of preparation, use of non-GAAP information, statutory financial statements and management report, and reclassifications.
Dutch Financial Markets Supervision Act
This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
Statutory financial statements and management report
The chapters Group financial statements and Company financial statements contain the statutory financial statements of the Company. The introduction to the chapter Group financial statements sets out which parts of this Annual Report form the Management report within the meaning of Section 2:391 of the Dutch Civil Code (and related Decrees).
2     Annual Report 2010

Annual Report 2010     3

Performance highlights
Performance highlights
Financial table
all amounts in millions of euros unless otherwise stated

	2008	2009	2010

Sales	26,385	23,189	25,419

EBITA1)	744	1,050	2,552
as a % of sales	2.8	4.5	10.0

EBIT1)	54	614	2,065
as a % of sales	0.2	2.6	8.1

Net income (loss)	(92)	424	1,452
per common share in euros
- basic	(0.09)	0.46	1.54
- diluted	(0.09)	0.46	1.53

Net operating capital1)	14,069	12,649	12,071

Free cash flows1)	773	863	1,333

Shareholders’ equity	15,544	14,595	15,046

Employees at December 31	121,398	115,924	119,001

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16. Reconciliation of non-GAAP information, of this Annual Report.

2)	For a definition of emerging and mature markets, see chapter 19, Definitions and abbreviations, of this Annual Report
4     Annual Report 2010

Performance highlights
Annual Report 2010      5

President’s message
President’s message
“We posted our best earnings margin in a decade, and retained our strong balance sheet.” Gerard Kleisterlee, President

€ 25 billion	10%	59%
sales	EBITA as a% of sales	(co-) leadership Net Promoter Score
Dear stakeholder
2010 was a year in which you saw Philips rebounding strongly from the decline caused by the global financial crisis in 2009. Within the constraints of a much weaker economy we successfully implemented a major part of our Vision 2010 strategic plan, rounding out our transformation into a customer-focused, market-driven health and well-being company with a strong brand. We announced our new plan, Vision 2015, setting out the roadmap to growth. And we posted our best earnings margin in a decade, while retaining a strong balance sheet supported by robust cash flows from operating activities.
However, economic recovery and consumer confidence remained fragile in 2010, particularly in mature markets. Following a strong rebound in the first six months of the year, sales growth slowed in the second half, ending at 10% nominal for the full year. This growth was driven by all operating sectors, particularly Lighting, and our growing presence in emerging markets. On a comparable basis, sales were up 4.3% for the year.
We also recorded an EBITA margin of 10.0%, meeting our Vision 2010 target. I am especially pleased to report that this profitability improvement was driven by all our operating sectors, in particular Lighting, conclusively demonstrating the value of our portfolio. Our return on invested capital rose to 11.7%, compared to a cost of capital slightly in excess of 8%,putting us on the right path to achieve our Vision 2015 goals. And building upon that momentum, we continued to make strategically aligned acquisitions in each sector — no fewer than 11 in total.
During 2010 we also made good progress with the deployment of our EcoVision5 program. We brought care to the lives of some 420 million people, improved the
6     Annual Report 2010

President’s Message
energy efficiency of our product portfolio by 4% and launched a series of programs to increase the recycled content of our products. After achieving our EcoVision4 Green Product sales target of 30% last year, we achieved our Green Innovation target in 2010, two years ahead of schedule.
We are proposing to the upcoming General Meeting of Shareholders to increase this year’s dividend to EUR 0.75 per common share, in cash or shares —resulting in a yield (as of December 31, 2010) of 3.3% for shareholders.

1)	Subject to approval by the 2011 Annual General Meeting of Shareholders
How did we do against our Management Agenda 2010?
Drive performance
Drive top-line growth and market share
Sales amounted to EUR 25.4 billion, or 10% nominal growth. Our 4.3% comparable sales growth was driven by a strong 9% increase at Lighting and growth of 4% at Healthcare, tempered by only 1% growth at Consumer Lifestyle due to weak consumer confidence in developed markets and ongoing portfolio pruning. Regionally, the US and Europe continued to face very challenging market conditions, though we were able to drive growth through emerging markets, which accounted for 33% of revenues, up from 30% in 2009. On average, market shares remained steady.
Continue to reduce costs and improve cost agility
We have finalized most of our organization transformation programs to optimize our industrial footprint and organizational effectiveness. As a result, productivity in 2010 improved by an impressive 20%. Our fixed cost reduction, as well as our focus on managing discretionary spend, contributed to our best EBITA performance since 2000. At the same time, we have continued to invest in Research and Development and increased our Advertising and Promotion spend in preparation for our Vision 2015 growth targets.
Further increase cash flow by managing cash aggressively
We generated EUR 470 million more free cash flow than in 2009, an increase to 5.2% of sales, on the back of higher cash earnings.
Accelerate change
Increase customer centricity by empowering local markets and customer-facing staff
We realized that we cannot truly empower local markets if our strategic and financial planning processes do not allow for a voice from the market and a granular, fact-based insight into the opportunities available in these markets. We therefore decided to apply a simple three-step approach where market opportunities precede financial planning. This involves explicit dialog on growth opportunities between market organizations and business groups, allocating funds to priority opportunities, and empowering market organizations to act within the overall framework without complex decision procedures. With this process in place, we should be better placed to capture the opportunities for profitable growth in our markets.
Increase number of businesses with NPS (co-) leadership positions
Outstanding customer and consumer loyalty is critical to achieving growth. In 2010, our Consumer Lifestyle business increased its NPS leadership in a time of fragile consumer confidence in many markets. Healthcare maintained a strong position, and performed very well in China. Lighting noted a slight decrease, yet remains a clear leader in its industry, with 83% of leadership positions in 2010. The overall result is stable, with 59% of our businesses currently holding industry leadership positions, down one point from 2009. The result was negatively impacted by supply chain constraints during the year, and this will very much have our attention going forward. In line with our Vision 2015 growth targets, in 2011 we will continue to drive for further outright leadership in NPS in key markets.
Annual Report 2010      7

President’s message
Increase employee engagement to high-performance level
I am very pleased to say we made significant progress over the past year. Our overall Employee Engagement Index score reached 75%, up seven points from the previous year and one point above the worldwide high- performance benchmark. At 76%, our People Leadership Index improved by three points — clear evidence that our leaders are encouraging interaction and dialog. One of the most heartening aspects of this year’s results was that the biggest advances in our scores were in areas identified as needing improvement in the previous year’s survey. So our teams’ hard work really paid off. Nevertheless, there are still parts of the organization where we have a lot of work to do, and our growth ambitions can only be realized if we continue to challenge ourselves.
Implement strategy
Increase our market position in emerging markets
We have a strong presence in the emerging economies. We generate around one-third of our sales there, and aim to drive this figure up to at least 40% by 2015. To this end, we continue to invest in building our local organizations, competencies and resources in these markets.
In China, we made the first shipments from our industrial campus for imaging systems at Suzhou. Scheduled for completion in 2012, this state-of-the-art facility expands our presence in China’s high-growth healthcare market with a complete portfolio that serves both the needs of the value segment as well as more advanced specialized applications.
We also moved the global headquarters of our Domestic Appliances business to Shanghai — building our business creation capabilities in this important market and taking a step toward making China a “home” market.
In 2010, we entered into a full-cycle innovative partnership with Electron, Russia’s market leader in developing and manufacturing medical equipment.
Drive key strategy initiatives for each sector
We continued to invest in smaller, but strategically aligned and fast-growing businesses in 2010. In Healthcare, we made a series of acquisitions designed to strengthen our offering in clinical informatics, and in China we acquired ultrasound equipment manufacturer Shanghai Apex, enhancing our position in value-segment imaging solutions for emerging markets. Other acquisitions included Siesta’s Somnolyzer business, reinforcing our position in sleep diagnostics and OSA therapy in the strategic growth area of home healthcare.
We also unveiled our new Imaging 2.0 platform, which is set to drive innovation and efficiency in radiology. Imaging 2.0 is all about integration and collaboration — and new levels of patient focus that can help clinicians achieve what was unimaginable just a few short years ago.
In Consumer Lifestyle, we acquired Discus Holdings, the leading manufacturer of professional tooth-whitening products, complementing our existing Sonicare electric toothbrush portfolio and further building our relationship with dental professionals.
With regard to Television, we took further action to reduce our exposure, extending our brand licensing partnerships with Videocon (India) and TPV (China), which are both expected to contribute positively in 2011.
In Lighting we continued to drive the transition to LED, expanding our portfolio of LED-based solutions for both consumer and professional applications, with sales growing to 13% of sector revenues.
Value-adding acquisitions in 2010 included iconic Italian design luminaire brand Luceplan. We also acquired Burton, a leading provider of specialized lighting solutions for healthcare facilities, and Amplex’s street lighting controls activity, supporting growth of our outdoor lighting business. Toward the end of the year we bought NCW Holdings, a leading Chinese designer, manufacturer and distributor of LED and conventional entertainment lighting and lighting control solutions.
Leverage Sustainability as an integral part of our strategy
In 2010 we increased our Green Product sales to 38% of Group revenues (far ahead of our 30% target), with strong contributions from all sectors, Lighting in particular. We increased the energy efficiency of our operations by 6% and reduced our operational carbon footprint by 7% — on track to achieve our EcoVision4 reduction target for 2012. We also developed roadmaps to phase out PVC and BFR from new consumer products introduced onto the market in 2011.
8      Annual Report 2010

President’s message
Simply making a difference
In September 2010 we announced our Vision 2015 strategic plan, which focuses on fuelling growth, increasing brand preference and strengthening our market leadership in the domain of health and well-being.
This new five-year plan builds upon the achievements of Vision 2010. Through Vision 2010 we transformed Philips into a health and well-being company with a stronger focus on emerging markets. We built a strong, balanced portfolio of businesses, simplified the company in order to capitalize upon market opportunities, invested in marketing and innovation to drive future growth, and structurally lowered our cost base, thereby boosting profitability.
Now we are ready for the next step — growth. We want to become the preferred health and well-being brand in most of our chosen markets, as we leverage major global trends to expand our leadership in key businesses such as home healthcare, LED lighting solutions and healthy living and personal care. We will also focus even more strongly on emerging markets — as the number of middle-class households in these markets rises, we expect demand for our products to increase as people have more money to spend on feeling and staying healthy. Last but not least, we remain committed to leading the way in the area of sustainability through the execution of our EcoVision5 program.
With our understanding of global trends and people’s needs and aspirations, as well as our strong brand, solid financial foundation and engaged workforce, I believe we will continue to simply make a difference to people’s lives with meaningful, sustainable innovations — and so deliver structural top-line growth and consistently healthy profit margins.
In concrete terms, we have set ourselves the following challenging, yet realistic medium-term goals for the 2011-2015 period:
•	Comparable sales growth on annual average basis at least 2 percentage points higher than real GDP growth

•	Reported EBITA margin between 10% and 13% of sales

•	Growth of EPS at double the rate of comparable annual sales growth

•	Return on invested capital at least 4 percentage points above weighted average cost of capital
Management Agenda 2011 — Accelerating growth
Our overall challenge for 2011 is to accelerate growth. This year we will take a series of firm steps towards implementing our longer-term Vision 2015 objectives. This will require us to accelerate our current course and performance in order to seize the great opportunities we have in most of our markets.
Under Drive performance we stress the need to urgently accelerate the pace of growth, to take market share and deliver on our financial and sustainability objectives.
Under Improve capabilities we outline what is required to grow faster: a customer-centric culture of growth, with granular business/market plans and the resources to realize them, enabled by pragmatic teamwork across the organization. If we succeed in bringing these elements together, we will deliver, with excellence and faster time-to-market.
The final column Implement strategy refers to the strategic battles we want to win and underscores how crucial it is to succeed in the rapidly growing emerging markets.
Final thoughts
Upon approval by the Annual General Meeting of Shareholders, Frans van Houten will succeed me as President of Philips as of April 1,2011. Frans knows Philips very well and brings strong qualities to the post — energy, strong leadership and a deep understanding of both professional and consumer markets. Under his leadership Philips’ future is in very good hands.
I would like to take this opportunity to thank Pierre-Jean Sivignon for his valuable contribution to Philips in his six years as our CFO. He has been a great colleague and business partner to work with, and I wish him the very best for the future. I am delighted that in Ron Wirahadiraksa we have found a highly qualified successor from within our own ranks.
I would also like to express my deep gratitude to Jan-Michiel Hessels, who is stepping down as Chairman of our Supervisory Board, for his counsel and support during my tenure as President.
On a sadder note, toward the end of the year we lost a fine colleague with the passing of Gerard Ruizendaal, our Chief Strategy Officer. Gerard played a key role in defining the strategic focus of the company and in strengthening our business portfolio. He is deeply missed.
Annual Report 2010     9

President’s message
It has been an honor to serve this great company as President and CEO. As I prepare to hand over the reins to my successor, I see a people-focused, market-driven Philips providing innovative, simplicity-led solutions to key global issues — the demand for affordable healthcare, the desire for personal well-being and the need for energy efficiency. I see a financially sound Philips with a strong brand and leading market positions, especially in emerging markets, as well as highly engaged employees. In short, I see a Philips that is in good shape — and ready to fulfill its ambition of becoming a global leader in health and well-being.
In conclusion, I would like to thank our customers and suppliers for their loyalty and support over the past ten years, and our employees for their unstinting dedication and efforts. I would particularly like to thank our shareholders for their continued endorsement of our strategic direction. In executing our Vision 2015 program, I know that Frans van Houten and his team will do everything within their power to maximize Philips’ full potential and so grow the value of our shareholders’ investment.
Gerard Kleisterlee, President
Management Agenda 2011
Accelerate growth to achieve Vision 2015
Drive performance
•	Make the turn to faster growth and gain market share

•	Deliver on financial returns

•	Deliver on our EcoVision sustainability commitments
Improve capabilities
•	Champion customer responsiveness and adopt culture of growth

•	Improve speed and execution to market

•	“Resource to win” now to ensure achievement of Vision 2015
Implement strategy
•	Strengthen and grow in all emerging markets — make China a “home” market

•	Execute “must win” strategic battles in key business-market combinations

•	Pursue value-creating acquisitions and invest in growth to strengthen our portfolio
10     Annual Report 2010

1 Our company 1 - 1
[1]	OUR COMPANY
Philips is a people-focused, market-driven company that is organized around customers and markets. By understanding trends in society and obtaining deep insight into issues confronting people in their daily lives, we ensure that people’s needs remain at the heart of everything we do.
Our mission

We improve the quality of people’s lives through the timely introduction of meaningful innovations
Innovation does not only mean “new technology”. It can also mean an exciting application, a new business model or a unique customer proposition brought about by an innovative partnership. In other words, an innovation is not the same as an invention. Technology remains very important, but insight into the needs and aspirations of consumers and customers is equally, if not more important and must always be our starting point.
Our vision

In a world where complexity increasingly touches every aspect of our daily lives, we will lead in bringing “sense and simplicity” to people
Our corporate vision describes what we see as one of the biggest challenges facing people today — and how we can help them meet that challenge. We have identified the difficulty of coping with complexity as a major challenge for people in our time. One of the things that makes life today so complex is the fact that technological progress comes to us very often in a way that is too difficult to experience. We believe that this situation can be changed, and that we can help to make the benefits of our products and solutions easier to access and more relevant people’s needs and aspirations.
Our domain

We operate in the health and well-being domain
“We seek to improve the quality of people’s lives through focusing on their health and well-being. Quite simply, we want to help people live a healthy, fulfilled life.
By “health” we mean not only medical aspects of health, but also keeping fit, having a healthy diet, and generally living a healthy lifestyle. By “well-being” we mean a general sense of fulfillment, feeling good and at ease. “Well-being” also refers to the sense of comfort, safety and security people feel in their environment — at home, at work, when shopping or on the road. Our focus on health and well-being automatically implies that we contribute to building a sustainable society.
Our brand promise

We promise “sense and simplicity”
We differentiate ourselves through our brand promise “sense and simplicity”. Our brand promise is comprised of three pillars:
•	We design our solutions around the needs of people.

•	We apply advanced thinking and technology to deliver a better solution.

•	We ensure our solutions are easy to experience.
Our values

Our values, the four Ds, are like a compass — guiding us in how we behave every day, and reminding us of the attitude we should have towards our work, our customers and our colleagues
Delight customers

We anticipate and exceed customer expectations

Deliver great results

We continually raise the bar
Develop people

We get the best from ourselves and each other
Depend on each other

We deliver more value by working as One Philips
Annual Report 2010     11

1 Our company 1-1
12     Annual Report 2010

2 Vision 2015 - our strategic focus 2 - 2
[2]	Vision 2015 - our strategic focus
In 2007, Philips launched Vision 2010: a strategy to create a focused and globally leading health and well-being company. With a clear idea of many of the longer-term challenges our world faces, from aging populations to the need for efficient energy usage, we set out to round off the transformation of our company from a high-volume electronics group to a focused, market-driven global player in healthcare, lighting and lifestyle — businesses in which many of today’s key challenges intersect. Vision 2015 is an evolution of this strategy. By further expanding our existing leadership positions, strengthening our brand and leading in sustainability, we believe we can continue to make a profitable contribution to people’s lives. Our clearly articulated mission, our strong position in many exciting and promising markets, coupled with a highly engaged workforce and a deep desire to do right thing for our world, puts us in an excellent position for the future.
Our ambition for 2015
Philips wants to be a global leader in health and well-being, becoming the preferred brand in the majority of our chosen markets. We believe Philips is uniquely positioned for growth through its ability to simply make a difference to people’s lives with meaningful, sustainable innovations.
Our sectors
Our health and well-being offering is powered by our three operating sectors: Healthcare, Consumer and Lighting.
Healthcare: The future of healthcare is one of the most pressing global issues of our time. Our Healthcare sector’s vision is to improve the quality of clinicians’ and patients’ lives by simplifying the delivery of healthcare, improving clinical outcomes and reducing healthcare system costs around the world. This includes improve the diagnosis, treatment and management of many of today’s deadly and debilitating diseases, such as cancer and heart disease.
By approaching healthcare from the perspective of a patient or a physician, we believe we can better understand clinical needs and create more innovative and meaningful solutions. By understanding a medical condition through the entire “cycle of care” — from prevention and screening, through diagnosis and treatment, to recovery and, where needed, long-term management — we can create more effective solutions. By focusing on enabling care in the hospital, in the home, or wherever else the patient might be, we can improve the quality of life for patients and their care providers. Through our consistent focus on all of these aspects of care, we can ultimately create the best solutions — solutions that improve outcomes, save lives and reduce costs.
Consumer Lifestyle: Consumers are looking for solutions and products that are easy to use and help them to live a better and healthier life. They are more appearance-conscious and want to boost self-confidence: they want to be in charge of their health and lifestyle; they want to create a home environment where they can escape life’s complexities; they want to share moments with their family and friends. To achieve these goals, they need technology that is advanced and easy to use and designed around their specific needs. Our Consumer Lifestyle sector builds on a deep understanding of people’s needs and aspirations to create innovations that help them achieve their lifestyle ambitions.
Lighting: Human life revolves around light. Light effects our mood, improves our well-being, and enables us experience and achieve more. It is a vital part of making our lives fuller, more productive and safer. Our lighting sector focuses on innovative ways of using light to simply enhance people’s lives where they live and work — in the home, at school, at work, in shops and public places, as well as on the road. Recognizing how resource conservation and climate protection will play an increasingly significant part in human health and well-being, we pay special attention to maximizing the effect of lighting while minimizing the energy required to produce it.
Our key priorities for 2015
Be the preferred brand in health and well-being in the majority of our chosen markets: We want to be the preferred brand in health and well-being around the world in the majority of our chosen markets, with simplicity as our competitive edge. After five years cumulative growth in our brand value, we currently rank as one of the most valued brands in the world. We are committed to further strengthening our position and building Philips into a leading health and well-being brand that delivers on our brand promise of “sense and simplicity”. We will measure our success by carefully monitoring our brand value and the Net Promoter Score or of our products and solutions.
Annual Report 2010     13

2 Vision 2015 - our strategic focus 2-2
Portfolio leverages critical global trends
Fundamental growth trends

Global trends
Population growth, aging, higher healthcare aspirations and lifestyle-related diseases mean that healthcare costs will become unsustainable

Increased welfare and changing lifestyles will drive consumer focus on health and well-being

The fundamental need to reduce our eco-footprint drives demand for energy efficiency and sustainability

The lighting industry will face a massive shift from conventional to digital, dynamic lighting and the entry of new, non-traditional players

The relative importance of emerging markets in the world economy continues to rise

Our opportunities
•	Efficient health diagnostics and treatment

•	Home healthcare

•	Healthy lifestyle and preventive health

•	Personal well-being

•	Light for health and well-being

•	Energy-efficient lighting

•	Emerging markets

•	Sustainability

Strengthen existing leadership positions while expanding promising businesses to become leaders: In our three sectors, we aim to strengthen our existing leadership positions while developing promising businesses to become leaders. In 2015, we want to be the market share leader in at least half of all our businesses. In Healthcare, we will further differentiate our portfolio, continue with our care-cycle approach and expand home healthcare. In Lighting, we will further strengthen our leading position in LED to capture the opportunities of a fast-changing market. In Consumer Lifestyle, we will continue to expand those businesses that provide higher growth and profitability potential.
Continued focus on emerging markets: Emerging markets are becoming more and more important to Philips. As the number of middle-class households in these markets grows, we expect demand for our products will increase as people have more money to spend on feeling and staying healthy. Therefore, we will continue to focus on emerging markets by making sure we address local needs effectively and continue to invest in having the right capabilities in place to win in these fast-growing economies. We aim to generate at least 40% of sales in emerging markets by 2015.
We want to be seen as clear leaders in sustainability: We are committed to being a leading company in matters of sustainability. We look at sustainability through the lenses of our sectors and define specific ambitions for each of them: bring care to 500 million people; improve the energy efficiency of our overall portfolio by 50%; double the amount of recycled materials in our products as well as double the collection and recycling of Philips products.
Our Vision 2015 aspirations
•	Comparable sales growth on annual average basis at least 2 percentage points higher than real GDP growth

•	Reported EBITA margin between 10% and 13% of sales

•	Growth of EPS at double the rate of comparable annual sales growth

•	Return on invested capital at least 4 percentage points above weighted average cost of capital
14     Annual Report 2010

3 Our strategy in action 3 - 3.1
[3]	Our strategy in action
3.1	Professional Healthcare
Global demographic and environmental trends, such as aging populations and the spread of chronic diseases like obesity and diabetes to the developing world, will require a fundamental shift in the way healthcare is provided.
In the professional domain, we are driven to improve the way both patients and professionals experience healthcare, to improve clinical outcomes, and to enable the delivery of quality healthcare at lower cost.
By focusing on the range of medical issues associated with oncology, cardiology and women’s health, we can deliver better, more differentiated solutions that are more clinically relevant.
Annual Report 2010     15

Opening the door to a new era in radiology
Today, people expect quality healthcare, yet invariably there is less money to treat them. So we are helping radiologists to go further — with a new way of working.
Based on feedback from clinicians across the globe, our answer to the dilemma of increased demand and fewer resources is simple: smarter teamwork through innovation.
Just as Web 2.0 redefined the way people connect, share and use the internet, Philips has coined “Imaging 2.0” to refer to the new era in radiology science, which is opening up a world of possibilities for clinicians and patients. Imaging 2.0 encompasses the launch of a brand new portfolio of Philips imaging solutions across multiple modalities.
For instance, with the IntelliSpace Portal, the radiologist can now integrate information from CT, MR and Nuclear Medicine to increase diagnostic confidence. Plus, it includes a feature called Collaborator — an intelligent, rapid tool linking the radiologist to colleagues and peers virtually anywhere in the world, enabling them to share images and data, and to discuss cases in real-time.
Efficient, personalized patient care — one of the key benefits delivered by Imaging 2.0.
This level of collaboration and integration, combined with increased patient focus and improved economic value, is helping clinicians achieve what was unimaginable just a few
16     Annual Report 2010

3 Our strategy in action 3.1 - 3.1
short years ago — faster and more accurate diagnoses and treatment, as well as lower costs for the healthcare system.
Teamwork in all dimensions
Throughout our activities in radiology we aim to facilitate and enhance clinical collaboration. For example, our 3D imaging systems are bringing surgeons and radiologists increasingly close together in daily interaction. Functioning like a ‘human GPS’, the highly detailed 3D images mean that radiologists can supply clear ‘roadmaps’ that surgeons depend on to make accurate interventions. As Osman Ratib, M.D. Professor & Chair, Nuclear Medicine in Geneva says, “If an image is worth a thousand words, then a 3D image is worth a million. We can now convey those images to our referring physicians in a way that we never could before.”
Imaging 2.0 facilitates new levels of collaboration between radiologists and referring physicians.
Host of new innovations
At the 96th annual meeting of the Radiological Society of North America (RSNA) in Chicago in November 2010, we launched Imaging 2.0 with the unveiling of a wealth of pioneering, innovative and cost-effective solutions for radiology. These include our Ingenuity CT and Ingenuity TF PET/CT, a premium hybrid imaging modality combining PET (positron emission tomography) and CT. Both the CT and PET/CT incorporate new innovations to lower radiation and contrast dose. For instance, Ingenuity CT can provide up to 80% less dose, up to 15% less injected contrast, high image quality and fast reconstruction in seconds rather than minutes.
Other introductions designed to advance diagnosis and radiology workflow include our revolutionary whole- body Ingenuity TF PET/MR solution*, which integrates the molecular imaging capabilities of PET with the superior soft tissue contrast of MR. Another groundbreaking introduction was our Ingenia MR solution*, the first-ever digital broadband MRI system. Ingenia can improve signal- to-noise ratio by up to 40%. This enables the delivery of crisp image clarity that clinicians need to make informed decisions in a wide range of procedures, including traditional applications like neuro and musculoskeletal and fast-growing applications like body and cardiac.
When combined with other new solutions in Ultrasound and Diagnostic X-Ray, these innovations provide a powerful illustration of how Imaging 2.0 is opening up a new era in radiology. As Steven Braff, M.D. Professor and Chairman of Radiology at Fletcher Allen Health Care says, “I’d seen the advent of CAT scanning, PET scanning and MRI scanning. And I was beginning to think, ‘Well maybe that’s it, there’s not going to be anything that exciting anymore’. But I’m very pleased to say that I was wrong.”
* 510(k) pending; not available for sale in the USA
Our imaging technology is opening up richer views, so clinicians can perform procedures that are less invasive while delivering the information they need.
Annual Report 2010     17

Confidence and speed in clinical diagnosis
All solutions start with insight. But groundbreaking ones start with truly deep, expert understanding — as in the case of the Stroke Navigator.
In the event of a stroke, some 2 million brain cells start to die every minute. Fast diagnosis and treatment is essential, as captured by the slogan ‘time is brain’. The best possible care requires hospitals to provide 24/7 access to neurological services. Small, rural hospitals however can often not afford to have neurologists on staff around the clock. Such hospitals increasingly make use of telemedicine centers that provide remote, 24/7 neurological services to subscribers. To minimize time-to-treatment, and to help prevent clinical errors due to miscommunication, efficient and reliable collaboration between bedside care providers and telemedicine center is needed.
Both hospitals and telemedicine centers can now benefit from Stroke Navigator, a new clinical decision support tool developed by Philips Research in close cooperation with Philips Healthcare Visicu. As a collaborative tool, it provides contextual forms that allow care providers on both sides to efficiently access and exchange patient data.
A doctor performs on initial assessment of the presence/severity of stroke.
It also assists them in following stroke care protocols, for example, by helping to make sure that all relevant data is collected and is known when, where and by whom it is
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needed; and progress bars indicate how much time is left for critical steps. In short, Stroke Navigator helps to improve a stroke patient’s chances of successful recovery.
Stroke Navigator helps clinicians diagnose the correct stroke sub-type.
For several years our researchers worked closely with the Philips business and healthcare professionals in Europe and the United States, designing the system and testing the results in the field. It was a long and detailed process, a journey of discovery and understanding.
“Sometimes groundbreaking solutions don’t require new technology,” says Charles Lagor of Philips Research. “What they do require is a thorough understanding of users’ needs.”
Medical staff conduct a patient re-assessment after treatment for ischemic stroke.
Visicu utilized the diagnostic and therapeutic timers, societal guidelines and back-end reporting structure in Stroke Navigator to develop its first version of eConsultant. Visicu clients now have the best multiple user software for managing remote stroke care that is integrated into the elCU center and provides for a coordinated tele-stroke network.
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3 Our strategy in action 3.2 - 3.2
3.2	Home Healthcare
Overburdened hospitals with limited resources and challenging financial circumstances will be hard pressed to care effectively for the growing numbers of long-term patients with chronic ailments such as sleep disorders and heart disease. New solutions must be found.
Addressing the growing demographic need for care in the home, we provide both equipment — for sleep-disordered breathing, home respiratory care and respiratory drug delivery — and home monitoring services to support cardiac and elderly care.
We work together with our clinical provider customers to improve the quality of life for at-risk individuals in the home through better awareness, diagnosis, treatment, monitoring and management of their conditions.
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An extra level of reassurance
This year, millions of older people will suffer a fall and some may be unable to press their help button. That’s why we developed a new way to access help.
For an elderly person, a fall can have devastating consequences. Without immediate help, they may be incapacitated for hours — suffering physical pain, emotional distress, or serious secondary medical problems such as dehydration or hypothermia. For many of these people, it takes just a single press on one of our Lifeline pendants to raise the alarm. But some fallers will be disoriented, unconscious, immobilized, or otherwise unable to push the help button.
To ensure that everyone is able to access help when needed, we developed the AutoAlert option for our Philips Lifeline medical alert service. Lifeline with AutoAlert provides an added layer of protection by automatically placing a call for help if a fall is detected.
Sensing falls — not everyday movement
AutoAlert distinguishes between normal movements and falls by monitoring not just movement but also the associated acceleration and change in height. This ensures that daily activities such as sitting down or walking down stairs are not falsely interpreted as a fall.
The AutoAlert option is just one of many ways we are helping older people to continue living independently — by helping to provide the backup and support they need as soon as it’s required
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Helping people in India get a good night’s sleep
In enabling healthcare institutes to diagnose and treat sleeping disorders, we are having a positive impact on people’s quality of life — and much more.
Sleep is not optional — it is absolutely essential to people’s health and well-being. There is growing evidence that lack of sleep affects our mental and physical health, work performance, mood and personal relationships. So when a nationwide survey in India found that 95% of the working population was sleep-deprived, we decided to take action.
Over the last year we helped establish around 120 sleep labs across the country. Each lab contains a complete diagnostic system, with various sensors for attachment to the head and chest of a patient, who is monitored during sleep. The collected data is then used to determine the type and severity of the sleep disorder. Patients diagnosed with Obstructive Sleep Apnea (OSA), for example, are often given a Philips CPAP (Continuous Positive Airway Pressure) device, which ensures continual airflow throughout the night and thereby a healthier sleep.
As a global leader in the sleep management market and the treatment of OSA, Philips assists hospitals and clinics across the globe in setting up sleep labs. We provide not only the required equipment, but also the specific training.
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3.3	Healthy Life & Personal Care
We look for opportunities where “sense and simplicity” can truly make a difference.
Our Healthy Life platform takes a holistic approach to enhancing consumers’ health, addressing the need for mental and physical health and for healthy relationships.
Our Personal Care platform addresses consumers’ need to look and feel their best, and so helps people feel more confident.
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Wake up the town
A unique initiative to help residents of an Arctic town wake up more naturally improves their moods and energy levels through the long months of Polar Night.
Few of us relish getting out of bed during the dark winter months, but most of us have at least a few hours of sunlight to look forward to, even on the shortest of days. But imagine living in the Arctic Circle, where almost four months of continuous darkness makes waking in the morning all that much tougher. It is total darkness when you wake up, when you go to work, and when you come home again. Getting up in winter is difficult in normal circumstances, but when there is absolutely no natural indication of night-time turning to day, the task of waking up can be even more challenging.
That is why in October 2010 we launched a special experiment called Wake up the town to help the residents of Longyearbyen — the world’s most northerly town, on the Norwegian archipelago of Svalbard — wake up more refreshed and ready to take on the day. We provided many of them with a Philips Wake-up Light, which simulates sunrise by gradually increasing light output over a half-hour period.
From October 28, to February 14, the sun never peaks over the horizon and Longyearbyen enters a period of total darkness.
This sunrise simulation has a profound effect, as Daniel Adams, light therapy expert and Senior Application Scientist at Philips, explains. “From our research we know that every person’s body clock is sensitive to light. When it is introduced naturally and slowly in the morning it effectively helps to ‘wash away’ our sleep hormones. People wake up feeling more refreshed and with higher energy levels. This is in stark contrast to the jilting effect of
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an alarm clock, which sometimes causes what we call sleep inertia, which quite literally means difficulty in getting going because your body still thinks it is sleeping time.”
High expectations fulfilled
Before the experiment, three quarters of the volunteer subjects (72%) said that they found it difficult to get out of bed during the winter darkness. Some 65% also said that their energy levels are lower during this season.
Adams continues, “Light is essential to our well-being as humans, and with the absence of natural sunlight on winter mornings, it can be challenging to wake up to a normal schedule and feel alert, in a good mood and ready for the tasks of the day ahead. The residents of Longyearbyen were acutely aware of the challenges darkness poses to waking up in the morning, which made them perfect candidates to trial the Wake-up Light.”
At the end of the six-week trial — the world’s largest light therapy field experiment-87% of respondents found that they awake feeling more refreshed, alert and ready for the day. One resident even said that the Wake-up Light made her feel as though actual sunlight came into her bedroom each morning — exactly what she needed during the season of perpetual darkness. 86% confirmed the Wake-up Light’s positive impact on their mood. And the vast majority (98%) stated that they will continue to use the Wake-up Light in preference to their previous method of waking up.
The project volunteers used Wake-up Light model HF3470, which combines advanced ‘sun rising simulation’ light technology with new, personalized sound options.
Svalbard calling the world
Designed to raise awareness of the potential of light therapy, the Wake up the town experience wasn’t just limited to those living in Longyearbyen. The residents were able to share their experiences with consumers worldwide via Facebook and the campaign website www.philips.com/wakeup, which also features a documentary by award-winning film maker Doug Pray.
“Earlier I used to snooze for at least 30 minutes before I dragged myself out of bed, now I am actually awake when I wake up.”
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Fulfilling lifestyle aspirations in emerging markets
As the growth of the urban middle class in emerging markets continues to accelerate, we are supporting their well-being with innovative lifestyle products.
With an estimated 200 million middle-class households in emerging markets by the year 2015, spending power for lifestyle products is set to explode — especially in China. Demand is expected to be high for lifestyle products that offer quality and style in answering the needs of this consumer group, which is increasingly focused on individual self-expression. This was borne out by reaction to the recent launch of our new SensoTouch 3D electric shaver.
Building upon Philips’ 70-year heritage in electric shaving, the stylish SensoTouch 3D is our most advanced shaver yet, minimizing skin irritation. It was met with tremendous enthusiasm at its launch onto the key Chinese market in October last year. Road shows featuring 3D movies ensured high impact for thousands of consumers in department stores, while web-based and broadcast marketing initiatives communicated the product benefits to millions more across the country.
As always, during face-to-face touch-point events, we gathered a wealth of customer insight. Special product demonstrations and interviews confirmed that our brand scores high in consumer perception, and we are well placed to continue answering lifestyle needs in the dynamic emerging markets.
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3.4	Home Living & Lifestyle Entertainment
Our Home Living platform addresses consumers’ pressing need to have more time to spend on themselves or with family and friends. We do this by creating high-quality solutions that enable quick and convenient cooking, preparation of beverages, cleaning, caring and home comfort.
Lifestyle Entertainment is about enjoying entertainment and the little events in everyday life: sharing time with family and friends, having time off from a hectic schedule, and moments of comfort, fun and caring.
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Making business sense with sustainable TVs
As increasing numbers of people demand sustainable products and services, we continue to make simple, but highly effective, green changes to the way we operate.
Being a leading global company in health and well-being, we are naturally committed to the principles of sustainability — after all, sustainability is essentially about the health and well-being of our planet. But in addition, we also firmly believe that minimizing our impact on the environment leads to substantial business opportunities. Firstly, because people prefer brands with a proven sustainability record, and increasingly they are placing sustainability issues at the center of their purchase decisions. Secondly, by reducing energy consumption and waste during manufacturing, we also reduce our own operating costs, which obviously makes good business sense.
That’s why more than 25 years ago we started to systematically address the challenge of environmental care. At first we implemented waste management and energy efficiency programs in our manufacturing processes, but soon after we became active in designing energy-saving products, including of course TVs. All this was combined with advanced processes that, where possible, used recycled materials.
40% reduction in TV energy consumption
In recent years we have made substantial progress in the energy efficiency of our TVs — an average 40% reduction compared to previous models. This reduction in energy consumption has been achieved through, for instance, the introduction of LED backlight technology. And it is not just when the TV is switched on that energy savings are made: in standby mode, advanced technology has driven power consumption down to less than 20% of the EU’s legal requirements — one of the lowest standby energy consumption rates available on the market today.
37,500 trees saved every year
Our Television business saves huge quantities of paper by using recycled packaging, and we also use biodegradable polystyrene. And, in addition to using recycled paper in
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our packaging, we also avoid using it in our marketing materials — for instance, by developing electronic point-of-sale information that is displayed on the TVs in each shop, and incorporating electronic user manuals within the TVs themselves. These and other measures save a total of 15 million kilos of paper, equivalent to 37,500 trees, every year.
As a leader in sustainability, Philips continuously strives to make it simple for consumers to reduce their impact on the environment.
A holistic approach to product design
A powerful example of our commitment to sustainability is the award-winning Econova LED TV. This performance LED TV consumes 60% less power than its predecessor, an impressive energy efficiency that is further enhanced by its innovative ‘zero power switch’. Even the remote control is efficient — powered by solar energy. The TV is also completely free of PVC and brominated flame retardants. Add to that the fact that 60% of the aluminum used in the set is recycled and it’s not surprising that the Econova LED TV (42PFL6805) won the prestigious EISA award ‘European Green TV 2010-2011’.
The remote control is charged via a solar cell, which works even in indoor light conditions.
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A fine blend
One year on from the acquisition of Saeco, consumers are enjoying the wonderful taste of espresso from the first dual-branded products
The acquisition of Saeco in 2009 fitted perfectly with our ambition to expand our coffee portfolio. One of the central themes during the merger has been applying the concept of simplicity — in everything, from creating new products to interacting with customers. “Saeco’s strength has always been the taste of the coffee its machines produce,” says Iwald Mons, Post-Merger Integration Leader. “This is something we obviously want to preserve. And when you mix this with simplicity, and with innovation based on real consumer insights, you get the best of both worlds. That’s a very exciting prospect.”
The same approach — combining strengths — is being taken on brand level. Over the years, Saeco has built up an excellent reputation, and it is important to leverage on this value. As a result, the first products with dual branding — Philips Saeco — were launched in 2010. Each coffee machine is a combination of exclusive design, innovative technology and cutting-edge materials: together they guarantee great-tasting espresso and ease of use. Clearly Philips and Saeco share common values: bringing “sense and simplicity” to the lives of consumers!
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3.5	Home Lighting
Our innovative home lighting solutions beautify and inspire, empowering consumers to define the ambience in their personal spaces.
Lighting can enhance form and function, improve people’s sense of well-being and enable them to express their identity and style.
We believe that making homes more beautiful, comfortable and functional — and doing so responsibly — enhances lives.
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A lighting revolution in the home
Home lighting is no longer only about practical illumination — increasingly it’s about the power of lighting to enable people to personalize their interiors.
At the end of a hard day, home is the place most of us want to go to unwind. That’s where we can be ourselves — and relax, energize or socialize. It’s where we’re surrounded by the objects we treasure, the things that reflect our identity and personality.
Transforming a house into a home is all about creating the right atmosphere. The color of the walls, the way in which a room is furnished and the amount of natural light that flows in through the windows, are all factors that contribute to the atmosphere of individual spaces.
In the home, light has traditionally been seen as something to switch on or off as needed for sight. But light is so much more than this. Today, light is no longer static. It is no longer about dimming or switching on and off a single tone of light. We have entered a new era, in which lighting can do more — much more — than simply illuminate.
Our lighting industry is in the midst of a revolution, driven by the demand for energy efficiency, the shift from components toward connected lighting systems, and the transition from analog to digital lighting. Digital or LED lighting offers unprecedented freedom in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, opening up exciting new ways for consumers to use and experience light.
Lighting — expressing who we are and how we feel
LEDs provide a palette of millions of colors or a thousand shades of white light and dynamic effects that conventional lighting cannot match in terms of scene-setting and ambiance. Our LED-based home lighting solutions enable
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consumers to move from homogeneous white light to variable color temperature, and from static light effects to dynamic ‘light scenes’. Thanks to the emergence of LED- based solutions, such as our Living Ambiance wireless system, they can enhance and personalize their home spaces by changing the color, brightness and dynamics of the light — creating the ideal ambiance to match the occasion or mood.
And there is even more on the horizon. Increasingly, design is an important factor in a consumer’s choice of lighting. With LEDs being so small, new designs can be created that were never possible before, as designers are no longer constricted by the form factor of legacy light sources. And this design freedom will open up new possibilities — with newly shaped luminaires enabling consumers to further define their individual style and identity.
Reflecting the growing importance of design as a differentiating factor in the consumer luminaires segment, we acquired Milan-based Luceplan, an iconic design brand in the premium design segment, in 2010. Luceplan’s portfolio includes table, suspension, wall and ceiling luminaires for residential applications, with a number also used in professional applications.
New ‘light experiences’
Our innovative LED-based home lighting solutions are designed to beautify and inspire, while empowering people to define their personal environments through design and style. The result? A completely new experience of light. Life at home will never be the same again.
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Breakthrough LED bulb for ambience and economy
At Light+Building 2010 we announced the market introduction of our new dimmable 12 W lamp — the industry’s first LED replacement for the 60 W incandescent bulb.
With this new lamp, marketed in the United States as EnduraLED A19, facility managers and property owners now have an alternative to the most common incandescent bulb — one that delivers the same warm white light they are familiar with, and that has excellent dimming properties.
Replacing a standard 60 W bulb with EnduraLED A19, which uses just 12 watts of power and delivers an industry benchmark of 806 lumens, could save a business or commercial property up to USD 120 over the course of the life of the lamp.
Fending off the competition
This breakthrough lamp first came to prominence at the end of 2009, when it was named as the 3rd best invention of the year by TIME Magazine. “With the flick of a switch, Philips may have just dramatically lowered America’s electric bill,” TIME commented.
And at its annual conference in September, the American Lighting Association recognized EnduraLED as the best LED replacement solution in the US A19 class. Twelve other lamp companies were vying for this coveted award, so this was a particular feather in our cap — especially as the award was judged by independent US lighting industry experts such as the Pacific Northwest National Laboratory and the California Lighting Technology Center.
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3.6	Professional Lighting
The professional lighting market is in the midst of a radical transformation, driven by the energy efficiency imperative, the LED lighting revolution and the increasing focus on application-based lighting solutions.
In our endeavor to meet the needs of our customers in the office, outdoor, industry, retail, hospitality, entertainment, healthcare and automotive segments, we are delivering new, responsible forms of lighting — customer-centric, simplicity-led innovations that enhance people’s experience of light.
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Better light, better learning
Children are no different from adults — they feel better, and perform better, in an environment that is attractive, stimulating and designed around their specific needs.
We have conducted extensive research, together with leading German and Dutch universities, which shows that our dedicated classroom lighting can promote learning by boosting children’s concentration, motivation and behavior and supporting their general feeling of well- being.
SchoolVision is an innovative classroom lighting solution, which allows teachers to adjust both the brightness and warmth of the light. Settings for different lighting moods can be activated by a single button on a control panel. The teachers can choose between four settings — Energy, Calm, Standard or Concentration. Energy corresponds to the light of a bright, cloudless summer day around noon, while Calm is the equivalent of gentle evening sunshine.
“Both teachers and children now enjoy working in the classrooms”, says Jane van der Heijden, Principal of Wintelre Primary School.
Dedicated lighting enhancing performance
In collaboration with the Netherlands’ University of Twente we carried out a pilot project in two classes at Wintelre Primary School. The cool-white high-intensity light in the Energy scene was used in the morning and after lunch to give the children a boost. The standard light levels in the Standard scene were used for regular classroom activities. For more challenging tasks, the Concentration
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scene, with its cool-white, very bright light, created the right atmosphere to help the pupils focus. Finally, the warm color and lower intensity of the Calm scene helped to calm children down and encouraged them to work well together.
Both teachers and children enjoy working in the classrooms lit with SchoolVision. “We begin in the morning with bright lighting that generates energy,” explains Jane van der Heijden, Principal of Wintelre Primary School, “and we normally end the day with warm lighting that offers calm and tranquility, and in which a good discussion can be held or creative activities can be carried out.” This change in lighting is appreciated by both pupils and teachers. “We are noticing an increase in the level of concentration and calm in the class, and the pupils even let us know if they would prefer to carry out a certain type of activity under a certain type of lighting.”
Good lighting con create a sense of well-being and help pupils to stay alert and concentrated.
Additional benefit — substantial energy savings
Besides having a positive impact on the learning environment and pupil performance, our innovative school lighting offers a further, extremely significant benefit — substantial energy savings. At Elouges Primary School in the Belgian district of Dour, for example, the combination of intelligent lighting controls and the latest low-energy light sources is helping to save as much as 80% of the electricity used by the old system. With budgets everywhere under tremendous pressure, this is potentially very good news for all schools.
With SchoolVision, different lighting moods can be activated at the push of a button.
Win-win, today and going forward
Our future increasingly depends on our ability to generate and manage knowledge and innovation. This all starts with our children in schools. Our dedicated school lighting helps teachers create the ideal learning atmosphere in the classroom. In this way, we are helping deliver a dual gain for this and future generations — better learning results for children, while at the same time saving energy.
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Creating livable cities with light
Our innovative, energy-efficient lighting solutions can help municipal authorities create towns and cities that are safe and enjoyable to live, work and relax in.
The challenge of growing urbanization
Less than a century ago, fewer than 10% of the world’s population lived in cities. Today, that figure stands at over 50%, and it is estimated that by 2030 nearly six billion people — three quarters of the world’s population — will be living in cities, as some 130 million people move into urban areas every year.
Urban growth and transformation on this scale presents new social, economic and environmental challenges for those who live, work and do business in cities. Quality of life (safety, security, health and well-being), the promotion of commerce, entrepreneurism and tourism, and historic preservation are all high on municipal agendas. At the same time, towns and cities are looking to reduce their ecological impact: urban environments contribute heavily to the consumption and cost of energy, while also disturbing the balance of nature through artificial light, pollution and waste.
In the emerging markets, we are seeing a rapid expansion of the number of conurbations with 20 million or more inhabitants.
Safer, more attractive urban spaces
Quite simply, light helps make a city safer and more attractive, enhancing its brand identity — the distinctive signature that defines its appeal and differentiates it from other cities. This is important not only for civic pride, but also to ensure that the city remains viable and competitive in the global marketplace.
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To retain both private and corporate citizens, cities must maintain safety and security, by preventing crime, and by providing safer streets for both motorists and pedestrians. Choosing the right lighting can make a world of difference. For example, at the same light level, more than 80% of people feel safer with bright, white light than with traditional yellow street-lighting solutions. White light’s high levels of perceived brightness and superior color rendering help people feel safer and make it easier to distinguish objects, colors, shapes and other details.
Well-designed urban lighting not only provides city residents with safe, livable environments, but also urban spaces that are unique and beautiful, and that welcome recreation. This enriches the city fabric, attracting new residents, new businesses and inward investment that boosts tourism, retailing and other boons to economic growth and employment.
Commuters in Hong Kong enjoy brighter and safer journeys at night thanks to our LED and ceramic metal-halide lighting on the new Stonecutters Bridge.
The right light — no less, and no more
Lighting must play a balanced role in the urban landscape. We believe that our lighting solutions, powered by innovative technologies such as LED, can create more value, more beauty, more safety and more visibility — and yet can do so with less consumed power and less environmental impact. City authorities could, for example, save around EUR 3 billion in energy costs and 10 million tons of C02 a year, just by switching from older road lighting to our latest energy-efficient technology. No less important, light is encroaching upon our natural habits — affecting both our human sleep patterns (and therefore our health and well-being), as well as the reproductive and migratory patterns of animals. Night skies in densely populated cities can, for example, be as much as 500 times brighter than our ‘natural’ night skies. We don’t want light all the time, everywhere, so our flexible solutions offer exactly the right amount of light, in the right places, at the right time.
“To me, lighting design is not about just giving light to a space. It’s about giving the best light to the people, to give them love of their own space.”
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4 Our planet, our partners, our people 4 - 4.1
[4]	Our planet, our partners, our people
4.1	Climate change
Recognizing that energy efficiency is one essential answer to climate change, we have made a serious commitment to develop, promote and market more energy-efficient solutions for people in all markets.
We meet this challenge with our Green Products and Green Innovations and by inspiring individuals to make simple changes that can have profound results. We seek to facilitate new solutions to drive responsible energy practices, and have long focused on the energy efficiency of our products and production processes.
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Bringing life-enhancing innovations to Africa

From May to July, our ‘Cairo to Cape Town’ roadshow demonstrated how our solar-powered LED lighting and innovative medical solutions can improve life for millions of people in Africa.

Our journey took us to 15 cities in nine countries, clocking up a total of 9,000 km. On the way, we hosted a number of Lighting and Healthcare events and roundtable discussions with media, stakeholders and other key decision-makers from government, industry and NGOs.

These fruitful dialogs gave us many valuable insights that we can now feed into our innovation pipeline — to ensure we meet African needs even more effectively.
Extending the day

In Africa, it gets dark at about 7.00 pm all year round. As some 560 million people in Africa have no effective lighting at night, this darkness holds countries back, both socially
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and economically, Sustainable solar lighting has the potential to transform Africa’s economic, social, educational and cultural life.

We have developed solar lighting solutions to help people in Africa extend the day, including a small LED reading light that enables children to do their homework at night or adults to follow evening classes. These lights are affordable and offer the potential for a major boost in literacy across the continent.

We have also developed the world’s first solar-powered LED floodlighting solution that allows people with little or no access to electricity to enjoy playing or watching sport long into the night — while at the same time increasing safety outdoors. On the tour, we partnered with Dutch soccer legend Ruud Gullit and the Right To Play Foundation, which works to improve the lives of children in some of the most disadvantaged areas of the world through sport and play. Matthijs Huizing, director of Right To Play Netherlands, said: “We are pleased to join forces in communicating the power of sport and play for development, health and peace, strengthened by the new opportunities that solar LED lighting offers.”

As Ruud Gullit explains: “For us, floodlight is normal: as a kid you play with it, you can do training in the evening after school, ... it’s part of our life. If Africa now had this opportunity they could have the same thing, the same opportunities that I had, to use it to my advantage, to use it in the evening after school so that I could do all my sport activities.”
Saving energy — and winning friends

“There is significant growth potential in Africa. Philips sees partnership opportunities in Africa for innovation, solution supply, and knowledge sharing. We want to provide meaningful lighting and healthcare solutions across the continent,” says Gottfried Dutiné, Global Head of Markets & Innovation, and member of the Board of Management.

Across the continent, our messages around solar-powered lighting and healthcare provision clearly resonated with audiences. For instance, Simon D’Ujanga, Uganda’s Minister of State for Energy, commented: “In the country, as many of our people strive for energy, we’ve been promoting renewable energy and efficiency in the use of energy, so this seems to be the right answer for our problems. This is what we have been waiting for.”

As Young & Rubicam’s Chris Harrison said: “Just imagine how future innovation in Philips products will be received in rural communities who know that Philips brought them soccer after dark.”
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4.2	Our environmental footprint

The significant issues for our company — and our industry — in the environmental area continue to be energy efficiency, chemical content of products, and collection and recycling. We remain committed to giving our full attention to these challenges.

To reduce our ecological footprint we are maintaining our focus on overall environmental performance improvement, driven by our EcoVision programs.

Working with stakeholders, we aim to share expertise and co-create innovative solutions that will make a difference to future generations.
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Improving our footprint

We believe that addressing the effects of mankind’s environmental footprint, such as climate change, requires meaningful, sustainable innovation.

‘Lead in Sustainability’ is one of the key objectives of our Vision 2015 strategic plan — a goal we pursue systematically through our EcoVision programs. In the EcoVision5 program, leadership is profiled with three Key Performance Indicators (KPIs), which track our activities in the areas of Green and Social Innovation, the building blocks for Sustainable Innovation. Green Innovation focuses on reducing the Environmental or Ecological Footprint of our products. Social Innovation comprises contributions to the improvement of the Human Development Index (HDI), for instance by delivering products and services for accessible and affordable healthcare in emerging markets.

Sustainability at the heart of health and well-being
The Human Development Index is a United Nations parameter and incorporates three elements, life expectancy, purchasing power and education level.

Leadership KPIs

In our EcoVision5 program, the first leadership KPI — ‘care’ — drives Social Innovation, while the other two — ‘energy efficiency’ and ‘materials’ — drive Green Innovation.
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Examples of such innovations can be found throughout this report, such as solar-powered LED lighting, EnduraLED and the Econova LED TV.

Greening our operations

With energy, waste, water and emission reduction as performance indicators, we drive a reduction of our environmental footprint in our operations.

Philips was recognized as a leader in carbon disclosure and carbon performance by the Carbon Disclosure Project (CDP) 2010 Global 500 report. The CDP collects emissions data from over 3,000 organizations in 60 countries. Philips received a score of 94 (out of 100) for carbon disclosure results and was awarded an ‘A’ for its overall carbon performance, making it a company with “both higher degrees of maturity in their climate change initiatives and achievement of their objectives” according to the CDP.

Green Products and Green Innovation

In 2010, Green Products represented 38% of our revenues globally, compared to 20% in 2007, as a result of investments of more than EUR 1 billion in Green Innovation during the last three years.

In 2010 we set a target to further increase the share of Green Products to 50% of Group sales by 2015. We use the Philips Green logo to identify an increasing number of our Green Products. To further raise awareness and encourage individuals to make smart daily choices, we have expanded the reach of our asimpleswitch.com website.

Collection and recycling

In 2009 we collected and recycled over 100,000 tons of Waste Electrical and Electronic Equipment (WEEE). More than 90% of WEEE was collected and recycled in Europe due to the widespread implementation of product take-back legislation. We have also expanded our voluntary collection and recycling activities in countries such as the United States, Argentina, Brazil and India. Furthermore, we continued to actively advise on and support the introduction or revision of product take-back legislation in countries like Argentina, Brazil, China, the European Union, India, Russia, Thailand, Turkey and the United States.

Chemical content of products

In 2010, Philips asked more than 3,000 suppliers to declare their compliance with REACH, RoHS and other chemical substances requirements by making BOMcheck declarations. BOMcheck is an online industry platform that systematically collects declarations from suppliers in order to fulfill REACH and other regulations.

Philips introduced a large number of consumer products that are free of polyvinyl chloride (PVC) and brominated flame retardants (BFR) in 2010, including the Econova LED TV, the first PVC/BFR-free television in the world. The lessons learned from the introduction of these products in 2010 allowed us to create a detailed roadmap for new PVC/BFR-free consumer products for 2011 and clearly identify where PVC/BFR-free alternatives are not yet possible due to technical, safety or regulatory requirements.

“The Econova TV puts Philips on track to meet its commitment to phase out these hazardous substances by the end of 2010, well ahead of other TV manufacturers.” Tom Dowdall, Greener electronics campaign co-ordinator, Greenpeace
Annual Report 2010     45

4 Our planet, our partners, our people 4.3 - 4.3
4.3	Partnerships for progress

World leaders from rich and poor countries alike, representing all United Nations member states, have pledged to achieve the eight Millennium Development Goals (MDGs) by the year 2015 — to significantly reduce poverty, illiteracy, inequity, diseases and improve environmental quality in poor countries.

Our experience has shown that developing these markets requires tailor-made solutions, a different approach to marketing and distribution, and multi-sector partnerships. Multi-stakeholder engagement is needed to improve working conditions in the supply chain — another important contribution towards the MDGs.
46     Annual Report 2010

Driving sustainability in the supply chain

We are committed to partnering with governmental and civil society organizations and business partners to further embed sustainability in the supply chain.

As a responsible corporate citizen, we strive to conduct our business with a high level of integrity. And, in keeping with our brand values, we also support our suppliers to help them achieve higher standards. To this end, we actively seek dialog with industry partners, civil society and governmental organizations, and we are an active member of a number of initiatives implementing sustainability programs.

For example, we are a member of the Electronic Industry Citizenship Coalition (EICC), an important sustainability alliance for the electronics industry. The EICC was established in 2004 and promotes an industry code of conduct for global supply chains to improve working and environmental conditions. Today, it includes more than 50 global electronics companies and their suppliers.

Another initiative in which we are involved is the Dutch Sustainable Trade Initiative (IDH). IDH brings together government, frontrunner companies, civil society organizations and labor unions. The mission of IDH is to accelerate and up-scale sustainable trade in mainstream commodity markets from the emerging countries to Western Europe. In this way, IDH is working on the Millennium Development Goals for poverty reduction, environmental protection and an open trading and financial system.
Annual Report 2010     47

4 Our planet, our partners, our people 4.3 - 4.3
Philips is participating in the IDH Electronics Program, which has set itself the target of improving the working conditions of 500,000 workers in China’s Pearl River delta. This multi-stakeholder program expects to engage with local civil society organizations, authorities, and management and workers of companies in the supply chain. It aims to identify needs related to a number of key themes, including workplace health and safety and communication between workers and management, and to implement improvement plans, using available best practices.

Additional stakeholder activities

Other stakeholder engagement activities in 2010 included workshops with representatives from civil society organizations and labor unions, such as Amnesty International, GoodElectronics, MakelTfair, FNV Global and FNV Allies. As a member of the UN Global Compact Advisory group we also provided input to the UN Global Compact Office in their development of a guidance tool for Supply Chain Sustainability. And we financially sponsored the pilot by the tin branch association ITRI to improve supply chain transparency on conflict minerals — metals that can be mined in the Democratic Republic of Congo (DRC), where profits from the minerals trade may be fueling conflict and human rights abuses. We further addressed the issue of conflict minerals via the EICC extractives working group, and by maintaining a dialog with politicians and civil society organizations, as well as requesting our relevant suppliers to ensure that they are not sourcing conflict minerals from the DRC.

Pauline Overeem, GoodElectronics: “The GoodElectronics Network welcomes the increasingly open and collaborative stance of Philips concerning genuine engagement with civil society stakeholders. For the coming year(s), GoodElectronics encourages Philips to go that extra mile, in working towards full compliance with international labor standards, in its own operations as well as throughout its supply chain. Significant progress can be made by engaging with trade unions at the global level, and by practicing full supply chain transparency.”

Transparency on emissions

To further increase transparency on greenhouse gas emissions and climate strategy in our supply chain, we became a member of the Carbon Disclosure Project 2010 Supply Chain program. This program provides a tried-and-tested, standardized methodology to support effective collaboration with the company’s suppliers and peers around climate change and greenhouse gas emissions. We will use the program to create awareness and drive action in our supply chain. Furthermore, we will continue to increase the number of suppliers that we invite to participate in the years to come.
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4 Our planet, our partners, our people 4.4 - 4.4
4.4	Supplier sustainability
We believe in engaging with our suppliers to encourage them to share our commitment to sustainability. This includes sound environmental and ethical standards as well as providing working conditions for their employees that reflect both the Philips General Business Principles and the Electronic Industry Citizenship Coalition (EICC) Code of Conduct.

We continue to focus on the Philips Supplier Sustainability Involvement Program, closely collaborating with our supplier partners and relevant stakeholders to drive progress. It’s about improving conditions in the chain.
Annual Report 2010     49

Helping to identify areas for improvement

Our suppliers play a pivotal role in helping us achieve our EcoVision5 objectives. We continue to support them in their efforts to improve the overall sustainability of their business.

As a leading health and well-being company taking an integrated approach to sustainability, we are committed to helping our suppliers achieve high standards that benefit their employees, the environment and, where possible, their profitability.

Supplier Sustainability and the road to Vision 2015

In October 2010 our Purchasing Leadership Board made a strategic change to the Supplier Sustainability Involvement Program — towards a more collaborative approach with our strategic and preferred suppliers. This has resulted in a more diversified approach on the reach and depth of a joint supplier compliance program, as well as exploration of areas of (joint) sustainable innovation. At the same time, the Program remains firm on the need for suppliers to show continued sustainable performance.

Going forward, coaching our suppliers will become an increasingly important part of the Program, in order to further increase its effectiveness. “Within the next five years we want to have not only strengthened our reputation as a leader in supplier sustainability, but also to have engaged our global supply base to help us achieve our EcoVision5 and other sustainability objectives as defined in Vision 2015,” says Sonny Kwok, Head of Supplier Sustainability.
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4 Our planet, our partners, our people 4.4 - 4.4
Raising the audit bar

To enable our suppliers to continuously improve their sustainability performance, we upgraded our auditing process in 2010.

For the past few years we have audited our suppliers in high-risk countries based on the Electronic Industry Citizenship Coalition (EICC) code of conduct, which we also supplemented with stricter requirements on freedom of association and collective bargaining.

In 2010, in addition to auditing suppliers from acquisitions and other newly introduced suppliers, we started auditing suppliers that had already been audited in the past in order to validate their continued conformance to the code. Almost half the total number of audits conducted in 2010 were such follow-up audits.

The main areas of non-compliance — and therefore areas for improvement — remain working hours, emergency preparedness, and the management of hazardous substances. However, thanks to our follow-up audit initiative, these shortcomings are being addressed and remedial action taken.
Repeat recognition

In recognition of our efforts in the area of responsible supply chain management, the Dutch Association of Investors for Sustainable Development (VBDO) ranked us first among the forty largest publicly-listed Dutch companies benchmarked for performance in this area. Our scores have showed continual improvement over the last four years, increasing from 62% in 2006 to 93% in 2010.

We were commended for thorough and transparent reporting, dedication to supporting suppliers in improving their sustainability performance, and embedding supplier sustainability within the company strategy.

Mr Alexander Rinnooy Kan, President of the Netherlands’ Social and Economic Council (SER) and chairman of the jury, commented: “Philips achieved the highest score in the benchmark for the fourth consecutive year. That is an unprecedented achievement. The sustainability strategy is focused both on the reduction of risks as well as the pursuit of market opportunities. Philips’ supplier sustainability program goes beyond audits and truly supports suppliers in improving their sustainability performance. Philips is leading in many areas.”
Annual Report 2010     51

4 Our planet, our partners, our people 4.5 - 4.5
4.5	Working at Philips

To become an even more market-driven and people-centric company, we have been working to increase organizational effectiveness and simplify our structure.

We believe it is important that employees are engaged — that they feel part of a team, know their ideas and suggestions count, trust their manager, and value diverse perspectives.

It is crucial that everyone is given full opportunity to use their individual talents — and to grow with Philips, enabling them to secure their future.
52     Annual Report 2010

Grow with Philips

Developing our people is one of our core values, so in 2010 we launched ‘Grow with Philips’, a program that opens up more opportunities for change and growth.

We have always sought to develop our employees’ skills, so that they can maximize and reach their potential and increase their contribution to the company’s success. We start by encouraging staff to annually discuss and plan their ambitions with their departmental and HR managers. Employees are then encouraged to develop themselves by gaining new skills and competences on the job, using our extensive training programs and supported by coaching and mentoring programs.

The new ‘Grow with Philips’ program adds to those efforts, with two new important components. The first makes it easier for our employees to grow their careers across functions, business units and geographies. By simply ticking a special box on their online employee profile they indicate that they are interested in changing jobs within Philips. This enables our recruiters to pro-actively search for suitable people within our organization before conducting an external search. Although vacancies are still posted online for all Philips people to see, this new approach makes internal recruiting faster and more thorough, with less dependence on people reacting to job postings. By allowing every employee to easily indicate they are available for a move, we create a transparent internal labor market and promote internal mobility.
The second main component of ‘Grow with Philips’ is the new training possibilities that are now available. After researching the training needs of our people, we found that they prefer informal ‘bite-size’ training modules, which give them advice and information when they need it. Hence, in 2010 we created our Learning@Philips web portal, a wide-ranging database of training modules that
Annual Report 2010     53

4 Our planet, our partners, our people 4.5 — 4.5
are practical and aligned with our business needs. The modules range from five-minute videos to one-minute action tips and easy-to-read PDFs. This makes it easier than ever for Philips people at all levels to develop new skills and move their careers forward.

Securing a better future

These latest initiatives to help our people develop and reach their potential are part of our global activities in the area of corporate social responsibility. In the Netherlands, for instance, we have for many years played a pioneering role with our national Vocational Qualification Program (CV) and the Philips Employment Scheme (WGP).

The CV project has been running since 2004 and targets Philips employees who know their trade well, but do not have a diploma to prove it. That makes them vulnerable in today’s volatile labor market, where a job for life is a thing of the past. CV provides a solution by awarding these people a recognized qualification. To date, more than 1,500 participants have obtained a qualification that will help set them up for the future — either within Philips or elsewhere.

Via WGP, we offer vulnerable groups of external jobseekers work experience placements, usually combined with some form of training, in order to increase their chances of finding and retaining a job. Over the 25 years that we have been running WGP, an average of 70% of the participants have found paid work within one year of completing our WGP program. Moreover, a recent doctoral research carried out by the University of Maastricht has revealed that it is still the best-performing employment scheme in the Netherlands.
54      Annual Report 2010

4 Our planet, our partners, our people 4.6 - 4.6
4.6 Working in our communities
We at Philips have long been active in the communities where we live and work. Initiatives around the world bring “sense and simplicity” to people’s health and well- being in a number of local projects.

SimplyHealthy@Schools is the global community program we have been rolling out, with strong employee engagement, to inspire and educate children to improve their health and well-being.

By linking our social investment initiatives with the scope of our business, we make our core competencies available to simply make a difference in people’s lives.
Annual Report 2010     55

SimplyHealthy@Schools

Our SimplyHealthy@Schools program was born out of a desire to make our health and well-being expertise and resources available to a wider community.

Growing and aging populations, increasing healthcare demands and the growing pressure of lifestyle-related diseases make current healthcare systems unsustainable. Some of us do not have a choice, simply having no access to the essentials that many take for granted — clean air and water, adequate nutrition, basic sanitation and access to healthcare. Others do have a choice — to eat a diet lower in saturated fats, do more exercise or give up smoking, and so reduce our risk of suffering cardiovascular disease, diabetes or cancer. But for most, old habits die hard, requiring innovative lifestyle solutions to help us change.

For the next generation we can make it much easier. By educating them from an early age about their lifestyle and what it takes to stay healthy — and hopefully nurturing attitudes and habits that will stay with them into adulthood.

Inspiring schoolchildren around the world

Our SimplyHealthy@Schools community program builds on past experience where employees applied their knowledge and volunteered in local schools to upgrade lighting and educate children on energy efficiency. In 2010, we expanded the program into 38 countries, reaching almost 63,000 students, going to over 660 schools and actively involving more than 3,500 employees from around the world on the ground and many thousands more online.
56     Annual Report 2010

4 Our planet, our partners, our people 4.6 - 4.6
The SimplyHealthy@Schools Healthy Heroes toolkit is aimed at children aged 8-12 years old and illustrates simple ways of increasing your health and well-being by paying special attention to air, light, water and oral hygiene, as well as to exercise and environmental care. When these factors are improved, children perform better and their overall mental and physical well-being also improves. Simultaneously, the Healthy Heroes program makes children aware of the positive influence that they can have themselves on their lifestyle and their environment. The participating schools around the world also receive a free upgrade of the lighting in their classrooms to energy-efficient solutions that reduce energy consumption while enhancing teachers’ and pupils’ sense of well-being.

In Taiwan, De-Hong Tseng, principal of Shi-Lei elementary school, enthused: “We are so happy to have Philips’ volunteers come all the way up to the mountain and engage our children with such fun and meaningful activities. Philips really cares about a sustainable society and contributes with real action.”

Everyone benefits

Our employee volunteers also get a lot out of the SimplyHealthy@Schools experience. 71% of all employees responded favorably to the Employee Engagement Survey question: “Philips does a good job of contributing to the communities we live in (e.g. social investment programs such as SimplyHealthy@Schools)”. When employees who had participated in the program were asked the same question, the favorable response advanced to 91%. When asked if they would recommend participation to a colleague, 58 out of 60 people replied “Yes, absolutely!”

To be continued...

The program’s success means it will be continued and expanded in 2011 to include more schools, extra activities and countries such as South Africa, Botswana and Ghana.
Annual Report 2010     57

5 Group performance 5 - 5.1
[5]	Group performance
“ Our return on invested capital rose to 11.7%, and that compares to a cost of capital slightly in excess of 8% for the Group. That puts us on the path to achieve our Vision 2015 goals.”

Pierre-Jean Sivignon, Chief Financial Officer

€ 2,552 million	€ 1,454 million	€ 7.8 billion
EBITA	cash flows before financing activities	liquidity
5.1	Management discussion and analysis

Management summary The year 2010
•	In 2010, despite experiencing a recovery in certain markets, overall worldwide market conditions remained challenging, particularly in developed countries. We recorded moderate 4% comparable sales growth; however, as a result of continued focus on cost management, significant improvements in EBIT, EBITA and Net income were achieved. Additionally, our cash flow from operating activities was higher than in 2009.

•	EBIT of EUR 2,065 million, or 8.1% of sales, was significantly higher than the EUR 614 million, or 2.6% of sales, achieved in 2009. Significant EBIT improvement, led by Lighting, was achieved in all sectors. As a percentage of sales, 2010 EBIT and EBITA were at the highest levels since 2000.

•	Following a strong rebound in the first six months of the year, sales growth slowed in the second half, ending at 10% nominal for the full year. Adjusted for favorable currency effects, comparable sales were 4% higher than in 2009, attributable to growth in all sectors, notably Lighting. Within Lighting, growth in automotive and LED markets was strong, partly mitigated by limited growth at Professional Luminaires due to weak construction markets in the US and Western Europe; Healthcare sales grew 4%, supported by 6% growth in
58     Annual Report 2010

5 Group performance 5.1 - 5.1
all businesses except Imaging Systems, which was broadly in line with 2009. Growth at Consumer Lifestyle was limited to 1%, as solid growth at Health & Wellness and Personal Care was tempered by limited growth at Television and sales declines at Audio & Video Multimedia and Accessories.

•	12% comparable sales growth was achieved in emerging markets, while mature markets grew 1%. Emerging markets accounted for 33% of total sales, up from 30% in 2009.

•	We continued to invest in strategically aligned, high-growth companies to strengthen our portfolio. In 2010, we completed 11 acquisitions, contributing to all three sectors, notably Discus Holdings in Consumer Lifestyle. The cash outflow related to acquisitions amounted to EUR 239 million.

•	During the year, particularly in the first three quarters, Television showed a significant year-on-year improvement in EBITA. However, with high inventory in retail, and severe price erosion in the fourth quarter, the Television business did not achieve break-even for the year. To improve profitability in the business and reduce exposure, we concluded brand licensing agreements in India and China. We will take further action to address the profitability issue in the business in 2011.

•	We generated EUR 2.2 billion of cash flow from operating activities, EUR 611 million higher than in 2009. Our cash flows before financing activities were EUR 128 million higher than 2009, as higher cash flow from operating activities was partly offset by lower proceeds from the sale of stakes.
Key data

in millions of euros unless otherwise stated

	2008	2009	2010

Sales	26,385	23,189	25,419
EBITA1)	744	1,050	2,552
as a % of sales	2.8	4.5	10.0
EBIT1)	54	614	2,065
as a % of sales	0.2	2.6	8.1
Financial income and expenses	88	(166)	(122)
Income tax expense	(256)	(100)	(509)
Results of investments in associates	19	76	18

Income (loss) from continuing operations	(95)	424	1,452
Income (loss) from discontinued operations	3	—	—

Net income (loss)	(92)	424	1,452

Net income (loss):
Per common share — basic	(0.09)	0.46	1.54
Per common share — diluted	(0.09)	0.46	1.53

Net operating capital (NOC)1)	14,069	12,649	12,071
Cash flows before financing activities1)	(1,606)	1,326	1,454
Employees (FTEs)	121,398	115,924	119,001

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report
Annual Report 2010     59

5 Group performance 5.1.1 - 5.1.2
5.1.1	Sales

The composition of sales growth in percentage terms in 2010, compared to 2009, is presented in the table below.

Sales growth composition 2010 versus 2009 in %

	comparable	currency	consolidation	nominal
	growth	effects	changes	growth
Healthcare	3.9	6.0	(0.2)	9.7
Consumer Lifestyle	1.2	4.7	(0.7)	5.2
Lighting	8.7	6.0	0.7	15.4
GM&S	6.4	3.0	(2.6)	6.8

Philips Group	4.3	5.5	(0.2)	9.6
Group sales amounted to EUR 25,419 million in 2010,10% nominal growth compared to 2009. Excluding a 6% favorable currency effect, comparable sales were 4% above 2009. Comparable sales were 9% higher at Lighting and 4% higher at Healthcare, though were tempered by 1% higher sales at Consumer Lifestyle.

Healthcare sales amounted to EUR 8,601 million, which was 4% higher than in 2009 on a comparable basis, driven by 6% growth at Patient Care & Clinical Informatics, Home Healthcare Solutions, and Customer Services. Sales at Imaging Systems were broadly in line with 2009, as growth in emerging markets was largely offset by lower sales in North America.

Consumer Lifestyle reported sales of EUR 8,906 million, which was EUR 439 million higher than in 2009, or 1% higher on a comparable basis. We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care. This was tempered by 1% comparable growth at Television and year-on-year sales declines at Audio & Video Multimedia and Accessories.

Lighting sales amounted to EUR 7,552 million, which was EUR 1 billion higher than in 2009, or 9% higher on a comparable basis. Growth was largely driven by double- digit growth at Lumileds, Automotive Lighting, and Lighting Systems & Controls. Ongoing weakness in residential and commercial construction markets meant our Luminaires businesses yielded little growth.

5.1.2	Earnings

In 2010, Philips’ gross margin was EUR 9,546 million, or 37.6% of sales, compared to EUR 8,079 million, or 34.8% of sales, in 2009. Gross margin in 2010 included EUR 111 million restructuring and acquisition-related charges, whereas 2009 included EUR 268 million of restructuring and acquisition-related charges and net asbestos-related recoveries of EUR 57 million. Gross margin percentage was higher than in 2009 in all operating sectors, notably Lighting.

Selling expenses increased from EUR 5,159 million in 2009 to EUR 5,246 million in 2010. 2010 included EUR 88 million of restructuring and acquisition-related charges, compared to EUR 185 million in 2009. The year-on-year increase was mainly attributable to higher expenses aimed at supporting higher sales, and increased investments in advertising and promotion. In relation to sales, selling expenses decreased from 22.2% to 20.6%. Expenses were lower than in 2009 in all sectors.

General and administrative expenses amounted to EUR 735 million in 2010, compared to EUR 734 million in 2009. As a percentage of sales, costs improved from 3.2% in 2009 to 2.9%.

Research and development costs declined from EUR 1,631 million in 2009 to EUR 1,576 million in 2010. The year-on-year decline was largely attributable to lower restructuring and acquisition-related charges, which amounted to EUR 13 million in 2010, compared to EUR 73 million in 2009, and to the discontinuation of certain activities in the field of Molecular Healthcare and 3D Displays. As a percentage of sales, research and development costs decreased from 7.0% in 2009 to 6.2%.

The overview below shows sales, EBIT and EBITA according to the 2010 sector classifications.

Sales, EBIT and EBITA 2010 in millions of euros unless otherwise stated

	sales	EBIT	%	EBITA1)%
Healthcare	8,601	922	10.7	1,186	13.8
Consumer Lifestyle	8,906	595	6.7	639	7.2
Lighting	7,552	695	9.2	869	11.5
GM&S	360	(147)	—	(142)	—

Philips Group	25,419	2,065	8.1	2,552	10.0

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report
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5 Group performance 5.1.2 - 5.1.3
Sales, EBIT and EBITA 2009

in millions of euros unless otherwise stated

	sales	EBIT1)%		EBITA1)%
Healthcare	7,839	591	7.5	848	10.8
Consumer Lifestyle	8,467	321	3.8	339	4.0
Lighting	6,546	(16)	(0.2)	145	2.2
GM&S	337	(282)	—	(282)	—

Philips Group	23,189	614	2.6	1,050	4.5

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report
In 2010, EBIT increased by EUR 1,451 million compared to 2009, to EUR 2,065 million, or 8.1% of sales. 2010 included EUR 233 million of restructuring and acquisition-related charges, compared to EUR 551 million in 2009. In addition to lower restructuring and acquisition-related charges, the year-on-year improvement was mainly driven by higher sales and a higher gross margin percentage in each of the operating sectors, and lower costs in Group Management & Services.

Amortization of intangibles, excluding software and capitalized product development, amounted to EUR 487 million in 2010, compared to EUR 436 million in 2009. Amortization charges were higher than in 2009 due to acquisitions.

EBITA increased from EUR 1,050 million, or 4.5% of sales, in 2009 to EUR 2,552 million, or 10.0% of sales, in 2010. Higher EBITA was visible in all sectors, notably Lighting.

Healthcare

EBITA increased from EUR 848 million, or 10.8% of sales, in 2009 to EUR 1,186 million, or 13.8% of sales, in 2010. EBITA improvements were realized across all businesses, largely as a result of higher sales, favorable currency impact and cost-saving programs. Restructuring and acquisition-related charges totaled EUR 77 million, compared to EUR 106 million in 2009.

Consumer Lifestyle

EBITA improved from EUR 339 million, or 4.0% of sales, in 2009 to EUR 639 million, or 7.2% of sales, in 2010. Restructuring and acquisition-related charges amounted to EUR 61 million in 2010, compared to EUR 136 million in 2009. The year-on-year EBITA improvement was largely driven by higher sales, fixed cost savings, EUR 48 million product recall related charges in 2009, and lower restructuring charges. EBITA was higher than in 2009 in all businesses. Notable improvements were achieved in Domestic Appliances, Television, and Licenses.

Lighting

EBITA amounted to EUR 869 million, or 11.5% of sales, which included EUR 96 million of restructuring and acquisition-related charges. EUR 247 million of restructuring and acquisition-related charges were included in 2009. The EBITA improvement was also driven by higher sales, improved gross margin and fixed cost savings from restructuring programs.

Group Management & Services

EBITA improved from a loss of EUR 282 million in 2009 to a loss of EUR 142 million in 2010. EBITA in 2009 included a EUR 134 million gain related to curtailment for retiree medical benefit plans, EUR 57 million of net asbestos- related recoveries, and EUR 46 million of asset write-offs. 2009 also included EUR 63 million restructuring charges. 2010 results included a EUR 119 million gain from a change in a pension plan. The year-on-year EBITA improvement was largely attributable to higher license revenue, discontinuation of Molecular Healthcare, and lower costs in the global service units.

For further information regarding the performance of the sectors, see chapter 6, Sector performance, of this Annual Report.

5.1.3	Pensions

The net periodic pension costs of defined-benefit pension plans amounted to a credit of EUR 103 million in 2010, compared to a cost of EUR 3 million in 2009. The defined- contribution pension cost amounted to EUR 118 million, EUR 11 million higher than in 2009, mainly due to a gradual shift from defined-benefit to defined-contribution pension plans.

The 2010 costs were impacted by the recognition of EUR 119 million of negative prior-service costs. These resulted from a reduction of pension benefits expected to be paid in the future, in part due to a change in indexation. In 2010, a curtailment gain of EUR 9 million on one of our retiree medical plans was recognized due to the partial closure of a US site.

In 2009, curtailment gains totaling EUR 134 million, relating to changes in retiree medical plans, positively impacted the result. These curtailment gains are the result of changes in the benefit level and the scope of eligible participants of a retiree medical plan, which became effective and irreversible in 2009.

For further information, refer to note 28.
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5 Group performance 5.1.4 - 5.1.5
5.1.4	Restructuring and impairment charges

In 2010, EBIT included net charges totaling EUR 162 million for restructuring and related asset impairments. 2009 included EUR 450 million of restructuring and related asset impairment charges. In addition to the annual goodwill impairment tests for Philips, trigger-based impairment tests were performed during the year, resulting in no goodwill impairments.

For further information on sensitivity analysis, please refer to note 8.

Restructuring and related charges

in millions of euros

	2008	2009		2010
Restructuring charges per sector:
Healthcare	63	42		48
Consumer Lifestyle	198	120		42
Lighting	245	225		74
GM&S	35	63		(2)

	541	450		162

Cost breakdown of restructuring charges:
Personnel lay-off costs	374	399		155
Release of provision	(2)	(81)		(77)
Restructuring-related asset impairment	116	84		19
Other restructuring-related costs	53	48	1)	65

	541	450		162

1)	Includes EUR 22 million of costs which were expensed as incurred

The restructuring charges in 2010 were mainly attributable to the operating sectors. Within Healthcare, the largest projects related to the reorganization of the commercial organization in Imaging Systems (Germany, Netherlands, and the US). Consumer Lifestyle restructuring charges were mainly in Television, particularly in China due to the brand licensing agreement with TPV. Restructuring projects in Lighting were focused on reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were initiated in Brazil, France, and the US.

In 2009, the most significant restructuring projects related to Lighting and Consumer Lifestyle. Restructuring projects at Lighting centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US. Consumer Lifestyle restructuring projects focused on Television (primarily Belgium and France), Accessories (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China). Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (Netherlands), Home Healthcare Solutions and Patient Care & Clinical Informatics (various locations in the US).

Other restructuring projects focused on reducing the fixed cost structure of Corporate Technologies, Philips Information Technology, Philips Design, and Corporate Overheads within Group Management & Services.

For further information on restructuring, refer to note 19.

5.1.5	Financial income and expenses

A breakdown of Financial income and expenses is presented in the table below.

Financial income and expenses

in millions of euros

	2008	2009	2010
Interest expense (net)	(105)	(252)	(225)
Sale of securities	1,406	126	162
Value adjustments on securities	(1,148)	(58)	(2)
Other	(65)	18	(57)

	88	(166)	(122)
The net interest expense in 2010 was EUR 27 million lower than in 2009, mainly as a result of lower interest expense.

Sale of securities

in millions of euros

	2008	2009	2010
Gain on sale of NXP shares	—	—	154
Gain on sale of TSMC shares	1,205	—	—
Gain on sale of LG Display shares	158	69	—
Gain on sale of D&M shares	20	—	—
Gain on sale of Pace shares	—	48	—
Others	23	9	8

	1,406	126	162
In 2010, income from the sale of securities of EUR 162 million was mainly attributable to the sale of NXP shares. In 2009, income from the sale of securities totaled EUR 126 million. This included a EUR 69 million gain from the sale of the remaining shares in LG Display, and a EUR 48 million gain from the sale of the remaining shares in Pace Micro Technology.
62     Annual Report 2010

5 Group performance 5.1.5 - 5.1.10
Value adjustments on securities

in millions of euros

	2008	2009	2010
NXP	(599)	(48)	—
LG Display	(448)	—	—
TPO Display	(71)	—	—
Pace Micro Technology	(30)	—	—
Prime Technology	—	(6)	(2)
Other	—	(4)	—

	(1,148)	(58)	(2)
2009 was impacted by impairment charges amounting to EUR 58 million, mainly from shareholdings in NXP.

Other financial expenses amounted to a EUR 57 million expense in 2010, compared to EUR 18 million income in 2009. 2010 primarily consisted of a EUR 21 million loss related to the revaluation of the convertible bonds received from TPV Technology and CBay Systems Holdings (CBAY), and a EUR 20 million accretion expense mainly associated with discounted provisions.

Other financial expenses in 2009 primarily consisted of a EUR 19 million gain related to the revaluation of the convertible bonds received from TPV Technology and CBAY, and dividend income totaling EUR 16 million, EUR 12 million of which related to holdings in LG Display. Other financial expenses included EUR 15 million accretion expenses, mainly associated with discounted asbestos provisions.

For further information, refer to note 2.

5.1.6	Income taxes

Income taxes amounted to EUR 509 million, compared to EUR 100 million in 2009. The year-on-year increase was largely attributable to higher taxable earnings.

The tax burden in 2010 corresponded to an effective tax rate of 26.2%, compared to 22.3% in 2009. The increase in the effective tax rate was attributable to a change in the country mix of income tax rates and a change in the mix of profits and losses in the various countries, as well as 2009’s recognition of a deferred tax asset for Lumileds previously not recognized. This was partly offset by a number of tax settlements.

For 2011, the effective tax rate excluding incidental non-taxable items is expected to be between 30% and 32%.

For further information, refer to note 3.

5.1.7	Results of investments in associates

The results related to investments in associates declined from EUR 76 million in 2009 to EUR 18 million in 2010.

Results of investments in associates

in millions of euros

	2008	2009	2010
Company’s participation in income	81	23	14
Results on sale of shares	(2)	—	5
Gains arising from dilution effects	12	—	—
(Reversal of) investment impairment and guarantee charges	(72)	53	(1)

	19	76	18
The company’s participation in income declined from EUR 23 million in 2009 to EUR 14 million in 2010, mainly due to the sale of our remaining stake in TPV Technology.

In 2009, following recovery of the TPV share price, the accumulated value adjustment of the shareholding in TPV recognized in 2008 was reversed by EUR 55 million. The company’s participation in income of EUR 23 million in 2009 was mainly attributable to results on Intertrust.

For further information, refer to note 4.

5.1.8	Non-controlling interests

Net income attributable to non-controlling interests amounted to EUR 6 million in 2010, compared to EUR 14 million in 2009.

5.1.9	Net income

Net income increased from EUR 424 million in 2009 to EUR 1,452 million. The improvement was driven by EUR 1,451 million higher EBIT and EUR 44 million lower costs in Financial income and expenses, partly offset by EUR 409 million higher income tax charges and EUR 58 million lower income from our investments in associates.

Net income attributable to shareholders per common share increased from EUR 0.44 per common share in 2009 to EUR 1.54 per common share in 2010.

5.1.10	Acquisitions and divestments

In 2010 Philips completed eleven strategically-aligned acquisitions, benefiting all three operating sectors.

In 2010, acquisitions resulted in integration and purchase- accounting charges totaling EUR 70 million: Healthcare EUR 29 million, Consumer Lifestyle EUR 19 million, and Lighting EUR 22 million.
Annual Report 2010     63

5     Group performance 5.1.10 - 5.1.11
In 2009, acquisitions led to integration and purchase- accounting charges totaling EUR 101 million: Healthcare EUR 63 million, Consumer Lifestyle EUR 16 million, and Lighting EUR 22 million.
For further information, refer to note 6.
Acquisitions
Within Healthcare, we completed six acquisitions to expand our global presence, particularly in emerging markets: Somnolyzer, Tecso Informatica, Shanghai Apex Electronics, CDP Medical, Wheb Sistemas, and medSage Technologies.
Tecso Informatica in Brazil was our first acquisition in healthcare informatics in an emerging market. This acquisition was complemented by our subsequent acquisition of Wheb Sistemas in Brazil. These acquisitions position us to be one of the leading clinical informatics companies in Brazil, further strengthening our offering toward high-growth markets. In China, we purchased Shanghai Apex Electronics, a leading manufacturer of ultrasound transducers, strengthening our portfolio of high-quality transducers aimed specifically towards emerging markets.
Within mature markets in Healthcare, we acquired Israel- based CDP Medical, a provider of Picture Archiving and Communication Systems (PACS) and in Austria we acquired Somnolyzer, an automated scoring solutions business which will help improve the productivity of sleep centers. Our final acquisition of 2010 was medSage Technologies, a US-based provider of patient interaction and management applications, which will allow Philips to offer a web-based solution to aid home care providers.
Within Consumer Lifestyle, Philips acquired Discus Holdings, the leading manufacturer of professional tooth whitening products, complementing our oral healthcare portfolio and further building our relationship with professional dentists.
Within Lighting, Philips completed four acquisitions. In Italy, we acquired Luceplan SpA, a leading consumer luminaires company in the lighting design segment in Europe. In Norway, we acquired Burton Medical Products, provider of specialized lighting solutions for healthcare facilities. In Denmark, we acquired Street Controls from Amplex A/S, an energy-efficient solutions provider. Additionally, in Hong Kong, we acquired NCW Holdings, a leading designer, manufacturer and distributor of LED and conventional entertainment lighting and lighting control solutions for global markets.
Acquisitions in 2009
In 2009 we completed eight acquisitions. Healthcare acquisitions included Meditronics, Traxtal, and InnerCool. Within Lighting, Philips completed the acquisition of four companies: Dynalite, Teletrol Systems, llti Luce, and Selecon. Within Consumer Lifestyle, Philips acquired Saeco International.
Divestments
In 2010, Philips divested 9.4% of the shares in TPV Technology Ltd (TPV). The TPV shares were sold to CEIC Lrd, a Hong Kong-based technology company, for a cash consideration of EUR 98 million.
Divestments in 2009
In 2009, Philips continued to transform the Television business from one based on scale to one based on innovation and differentiation by transferring the IT Displays business to TPV Technology Limited in a brand licensing agreement. Within Healthcare, Philips sold its shares in FIMI to Barco NV, in line with its strategy to divest non-core activities and focus on expanding its growth platforms.
For details, please refer to note 6.
5.1.11	Performance by market cluster
In 2010, sales grew 4% on a comparable basis, driven by growth in all sectors, notably in emerging markets.

1) For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report
Sales in mature markets were EUR 824 million higher than in 2009, or 1% higher on a comparable basis. Sales in Western Europe were below the 2009, mainly due to lower sales at Consumer Lifestyle, which more than offset growth at Healthcare. Sales in North America were slightly higher than in 2009, attributable to low single-digit growth in Lighting and Consumer Lifestyle. Healthcare

64     Annual Report 2010

5     Group performance 5.1.11 - 5.1.12
sales in North America were on par with 2009 on a comparable basis. Sales in other mature markets, however, grew by double-digits in all sectors.
In emerging markets, sales grew by 12%, driven by growth in all sectors, notably Lighting (more than 20%). Solid double-digit growth was visible in China, driven by Healthcare and Lighting. Sales in Russia also showed double-digit growth, attributable to strong sales performance at Consumer Lifestyle and Lighting.

1)	Revised to reflect an adjusted market cluster allocation
5.1.12	Employment
The total number of employees of the Philips Group was 119,001 at the end of 2010, compared to 115,924 at the end of 2009. Approximately 45% were employed in the Lighting sector, due to the continued relatively strong vertical integration in this business. Some 30% were employed in the Healthcare sector and approximately 15% of the workforce was employed in the Consumer Lifestyle sector.

The increase in headcount in 2010 was mainly attributable to acquisitions and an increase in temporary employees in Lighting to support higher levels of activity. The number of employees increased in all sectors except Consumer Lifestyle, which was lower, mainly due to a reduction of temporary employees in Television.
Approximately 55% of the Philips workforce is located in mature markets, and about 45% in emerging markets. In 2010, the number of employees in mature markets slightly declined as additional headcount from acquisitions was more than offset by headcount reduction from organizational right-sizing projects. Emerging market headcount increased by 3,195, mainly from increases at Lighting to support higher factory production.
Employees per sector in FTEs at year-end

	2008	2009	2010

Healthcare	35,551	34,296	35,479
Consumer Lifestyle	17,145	18,389	17,706
Lighting	57,367	51,653	53,888
GM&S	11,335	11,586	11,928

	121,398	115,924	119,001
Employees per market cluster in FTEs at year-end

	2008	2009	2010

Western Europe	36,966	35,496	34,613
North America	31,336	27,069	27,883
Other mature markets	2,119	3,095	3,046

Total mature markets	70,421	65,660	65,542
Emerging markets	50,977	50,264	53,459

	121,398	115,924	119,001
Employment in FTEs

	2008	2009	2010

Position at beginning of year	123,801	121,398	115,924

Consolidation changes:
- new consolidations	12,673	2,432	1,457
- deconsolidations	(1,571)	(276)	(307)
Comparable change	(13,505)	(7,630)	1,927

Position at year-end	121,398	115,924	119,001
Annual Report 2010     65

5     Group performance 5.2 - 5.2.1
5.2	Liquidity and capital resources
Philips’ diverse liquidity sources and strong management ensure maximum flexibility in meeting changing business needs.
5.2.1	Cash flows provided by continuing operations
Cash flows from operating activities
Net cash flow from operating activities amounted to EUR 2,156 million in 2010, compared to EUR 1,545 million in 2009. The year-on-year improvement was largely attributable to higher earnings across all sectors and last year’s EUR 485 million final asbestos settlement payment, partly offset by higher working capital requirements.
Condensed consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010 are presented below:
Condensed consolidated cash flow statements1) in millions of euros

	2008	2009	2010

Cash flows from operating activities:

Net income (loss)	(92)	424	1,452

Adjustments to reconcile net income to net cash provided by operating activities	1,740	1,121	704

Net cash provided by operating activities	1,648	1,545	2,156

Net cash (used for) provided by investing activities	(3,254)	(219)	(702)

Cash flows before financing activities2)	(1,606)	1,326	1,454

Net cash used for financing activities	(3,575)	(545)	(96)

Cash (used for) provided by continuing operations	(5,181)	781	1,358

Net cash (used for) discontinued operations	(37)	—	—

Effect of changes in exchange rates on cash and cash equivalents	(39)	(15)	89

Total change in cash and cash equivalents	(5,257)	766	1,447

Cash and cash equivalents at the beginning of year	8,877	3,620	4,386

Cash and cash equivalents at the end of year - continuing operations	3,620	4,386	5,833

1)	Please refer to section 13.7, Consolidated statements of cash flows, of this Annual Report

2)	Please refer to chapter 16, Reconciliation of non-GAAP information, of this Annual Report

Cash flows from investing activities
Cash flows from investing activities resulted in a net outflow of EUR 702 million, attributable to EUR 823 million cash used for net capital expenditures and EUR 239 million used for acquisitions, chiefly for Discus Holdings, NCW Holdings LTD and medSage. This was partly offset by EUR 385 million proceeds from divestment, including the sale of 9.4% of the shares in TPV and the redemption of the TPV and CBAY convertible bonds.
2009 cash flows from investing activities resulted in a net outflow of EUR 219 million, due to EUR 682 million cash used for net capital expenditures, EUR 300 million used for acquisitions, and EUR 39 million outflow related to derivatives and securities, partly offset by EUR 802 million inflows received mostly from the sale of other non- current financial assets (mainly LG Display and Pace Micro Technology).
Net capital expenditures
Net capital expenditures totaled EUR 823 million, which was EUR 141 million higher than 2009. Higher investments were visible in all sectors, notably additional growth-focused investments in Lighting.

66     Annual Report 2010

5 Group performance 5.2.1 - 5.2.4
Acquisitions
Net cash impact of acquisitions in 2010 was a total of EUR 239 million, mainly Discus Holdings (EUR 129 million), NCW Holdings LTD (EUR 13 million) and medSage Technologies (EUR 14 million).
In 2009, a total of EUR 300 million cash was used for acquisitions, mainly Saeco (EUR 171 million), Dynalite (EUR 31 million) and Traxtal (EUR 18 million).
Divestments and derivatives
Cash proceeds of EUR 385 million were received from divestments, including EUR 98 million from the sale of 9.4% shares in TPV, EUR165 million and EUR 74 million from the redemption of the TPV and CBAY convertible bonds respectively. The transaction related to the sale of the remaining NXP shares to Philips UK pension fund which was cash-neutral. Cash flows used for derivatives led to a EUR 25 million outflow.
In 2009, cash proceeds of EUR 628 million and EUR 76 million were received from the final sale of stakes in LG Display and Pace Micro Technology respectively. Cash flows from derivatives and securities led to a net cash outflow of EUR 39 million.
Cash flows from financing activities
Net cash used for financing activities in 2010 was EUR 96 million. Philips’ shareholders were paid EUR 650 million in the form of a dividend of which cash dividend amounted to EUR 296 million. The net impact of changes in debt was an increase of EUR 135 million, including a EUR 214 million increase from finance lease and bank loans, partially offset by repayments on short-term debts and other long-term debt amounting to EUR 79 million. Additionally, net cash inflows for share delivery totaled EUR 65 million.
Net cash used for financing activities in 2009 was EUR 545 million. Philips’ shareholders were paid EUR 647 million in the form of a dividend payment. The net impact of changes in debt was an increase of EUR 60 million, including the drawdown of a EUR 250 million loan, EUR 62 million increase from finance lease and bank loans, offset by repayments on short-term debts and other long-term debt amounting to EUR 252 million. Additionally, net cash inflows for share delivery totaled EUR 29 million.
5.2.2	Cash flows from discontinued operations
During 2010 and 2009 there was no cash used for discontinued operations.
5.2.3	Financing
Condensed consolidated balance sheets for the years 2008, 2009 and 2010 are presented below:
Condensed consolidated balance sheet information1) in millions of euros

	2008	2009	2010
Intangible assets	11,757	11,523	12,233
Property, plant and equipment	3,496	3,252	3,265
Inventories	3,491	2,913	3,865
Receivables	7,548	7,188	6,296
Accounts payable and other liabilities	(9,292)	(9,166)	(10,180)
Provisions	(2,837)	(2,450)	(2,339)
Other financial assets	1,705	984	596
Investments in associates	293	281	181

	16,161	14,525	13,917

Cash and cash equivalents	3,620	4,386	5,833
Debt	(4,188)	(4,267)	(4,658)

Net cash (debt)	(568)	119	1,175
Non-controlling interests	(49)	(49)	(46)
Shareholders’ equity	(15,544)	(14,595)	(15,046)

	(16,161)	(14,525)	(13,917)

1)	Please refer to section 13.6, Consolidated balance sheets, of this Annual Report
5.2.4	Cash and cash equivalents
In 2010, cash and cash equivalents increased by EUR 1,447 million to EUR 5,833 million at year-end. Cash inflow from operations amounted to EUR 2,156 million, a total outflow on net capital expenditure of EUR 823 million, and there was EUR 385 million proceeds from divestments including EUR 268 million from the sale of stakes. This was partly offset by an outflow of EUR 296 million related to the cash dividend payout, EUR 239 million for acquisitions and favorable currency translation effects of EUR 89 million.
In 2009, cash and cash equivalents increased by EUR 766 million to EUR 4.386 million at year-end. Cash inflow from operations amounted to EUR 1,545 million, and there was EUR 802 million proceeds from divestments including EUR 718 million from the sale of stakes. This was partly offset by an outflow of EUR 647 million related to the annual dividend, EUR 300 million for acquisitions and small unfavorable currency translation effects of EUR 15 million.
Annual Report 2010     67

5 Group performance 5.2.4 - 5.2.7

1)	Includes the redemption of convertible bonds from TPV Technology and CBAY and the sale of 9.4% shares in TPV

2)	Please refer to chapter 16, Reconciliation of non-GAAP information, of this Annual Report

3)	Includes cash outflow for derivatives and currency effect

4)	Includes the acquisitions of Discus Holdings, NCW Holdings LTD and medSage
5.2.5	Debt position
Total debt outstanding at the end of 2010 was EUR 4,658 million, compared with EUR 4,267 million at the end of 2009.
Changes in debt in millions of euros

	2008	2009	2010
New borrowings	(2,088)	(312)	(214)
Repayments	1,708	252	79
Consolidation and currency effects	(245)	(19)	(256)

Total changes in debt	(625)	(79)	(391)
In 2010, total debt increased by EUR 391 million. The increase in borrowings including finance leases was EUR 214 million. Repayments under finance leases amounted to EUR 50 million, while EUR 29 million was used to reduce other long-term debt. Other changes resulting from consolidation and currency effects led to an increase of EUR 256 million.
In 2009, total debt increased by EUR 79 million. In January, Philips drew upon a EUR 250 million bank loan. The increase in other borrowings including finance leases was EUR 62 million. Repayments under finance leases amounted to EUR 42 million, while EUR 9 million was used to reduce other long-term debt. Furthermore Philips repaid short-term debt of EUR 201 million. Other changes resulting from consolidation and currency effects led to an increase of EUR 19 million.
Long-term debt as a proportion of the total debt stood at 60% at the end of 2010 with an average remaining term of 10.8 years, compared to 85% at the end of 2009.
5.2.6	Net debt to group equity
Philips ended 2010 in a net cash position (cash and cash equivalents, net of debt) of EUR 1,175 million, compared to a net cash position of EUR 119 million at the end of 2009.

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report

2)	Shareholders’ equity and non-controlling interests
5.2.7	Shareholders’ equity
Shareholders’ equity increased by EUR 451 million in 2010 to EUR 15,046 million at December 31, 2010. The increase was mainly as a result of a EUR 630 million improvement within total comprehensive income. The dividend payment to shareholders in 2010 reduced equity by EUR 304 million. The decrease was partially offset by a EUR 111 million increase related to delivery of treasury shares and net share-based compensation plans.
Shareholders’ equity declined by EUR 949 million in 2009 to EUR 14,595 million at December 31, 2009. The decrease was mainly as a result of a EUR 404 million reduction from total comprehensive income. The dividend payment to shareholders in 2009 further
68     Annual Report 2010

5 Group performance 5.2.7 - 5.2.8
reduced equity by EUR 647 million. The decrease was partially offset by a EUR 102 million increase related to re-issuance of treasury shares and net share-based compensation plans.
The number of outstanding common shares of Royal Philips Electronics at December 31, 2010 was 947 million (2009: 927 million).
At the end of 2010, the Company held 37.7 million shares in treasury to cover the future delivery of shares (2009: 43.1 million shares). This was in connection with the 54.9 million rights outstanding at the end of 2010 (2009: 62.1 million rights) under the Company’s long-term incentive plan and convertible personnel debentures. At the end of 2010, the Company held 1.9 million shares for cancellation (2009: 1.9 million shares).
5.2.8	Liquidity position
Including the Company’s net debt (cash) position (cash and cash equivalents, net of debt), listed available-for-sale financial assets, listed investments in associates, as well as its EUR 1.8 billion revolving credit facility, and EUR 200 million committed undrawn bilateral loan, the Company had access to net available liquid resources of EUR 3,445 million as of December 31, 2010, compared to EUR 2,412 million one year earlier.
Liquidity position in millions of euros

	2008	2009	2010
Cash and cash equivalents	3,620	4,386	5,833
Committed revolving credit facility/ CP program/Bilateral loan	2,274	1,936	2,000

Liquidity	5,894	6,322	7,833
Available-for-sale financial assets at market value	599	244	270
Main listed investments in associates at market value	60	113	—
Short-term debt	(722)	(627)	(1,840)
Long-term debt	(3,466)	(3,640)	(2,818)

Net available liquidity resources	2,365	2,412	3,445
The fair value of the Company’s available-for-sale financial assets, based on quoted market prices at December 31, 2010, amounted to EUR 270 million. Philips disposed 9.4% of the shareholdings in TPV technology in 2010 as the main listed investments in associates, and reclassified the remaining 3% shareholdings to available-for-sale financial assets.
Philips has a EUR 1.8 billion committed revolving credit facility due in 2015 that can be used for general corporate purposes. In addition, Philips also has a EUR 200 million committed undrawn bilateral loan in place that can be drawn before April 2011. Furthermore Philips has a USD 2.5 billion commercial paper program, under which it can issue commercial paper up to 364 days in tenor, both in the US and in Europe, in any major freely convertible currency. There is a panel of banks, in Europe and in the US, which service the program. The interest is at market rates prevailing at the time of issuance of the commercial paper. There is no collateral requirement in the commercial paper program. Also, there are no limitations on Philips’ use of the program. As at December 31, 2010, Philips did not have any loans outstanding under these facilities.
Philips’ existing long-term debt is rated A3 (with stable outlook) by Moody’s and A- (with stable outlook) by Standard & Poor’s. It is Philips’ objective to manage our financial ratios to be in line with A. There is no assurance that we will be able to achieve this goal. Ratings are subject to change at any time. Outstanding long-term bonds and credit facilities do not have a material adverse change clause, financial covenants or credit-rating-related acceleration possibilities.
As at December 31, 2010, Philips had total cash and cash equivalents of EUR 5,833 million. Philips pools cash from subsidiaries to the extent legally and economically feasible. Cash not pooled remains available for local operational or investment needs. Philips had a total gross debt position of EUR 4,658 million at year-end 2010 within which EUR 1,012 million bonds will mature in Q1 and Q2 2011.
Annual Report 2010     69

5 Group performance 5.2.8 - 5.2.9
5.2.9	Cash obligations

Contractual cash obligations

Presented below is a summary of the Group’s contractual cash obligations and commitments at December 31, 2010.

Contractual cash obligations at December 31, 2010 in millions of euros

	payments due by period
		less
		than 1	1-3	3-5	after 5
	total	year	years	years	years
Long-term debt1)	3,808	1,111	493	254	1,950
Finance lease obligations1)	178	44	65	29	40
Short-term debt1.2)	686	686	—	—	—
Operating leases1)	640	173	234	123	110
Derivative assets and liabilities1)	472	47	374	51	—
Interest on debt3)	1,596	161	207	190	1,038
Trade and other payables4)	3,691	3,691	—	—	—

	11,071	5,913	1,373	647	3,138

1)	Short-term debt, long-term debt, lease obligations and derivatives are included in the Company’s consolidated balance sheet

2)	Excluding current portion of long-term debt

3)	Approximately 45% of the debt bears interest at a floating rate. Interest on debt has been estimated based upon average rates in 2010

4)	Excluding derivatives, shown separately
Philips has no material commitments for capital expenditures.

On December 1, 2009, Philips entered into an outsourcing agreement to acquire IT services from T- Systems GmbH over a period of 5 years at a total cost of approximately EUR 300 million. The agreement, which is effective january 1, 2010, provides that penalties may be charged to the Company if Philips terminates the agreement prior to its expiration. The termination penalties range from EUR 40 million if the agreement is cancelled within 12 months to EUR 6 million if the agreement is cancelled within 36 months.

Additionally, Philips has a number of commercial agreements, such as supply agreements, which provide that certain penalties may be charged to the Company if it does not fulfill its commitments.

Certain Philips suppliers factor their trade receivables from Philips with third parties through supplier finance arrangements. At December 31,2010 approximately EUR 330 million of the Philips accounts payables were known to have been sold onward under such arrangements whereby Philips confirms invoices. Philips continues to recognize these liabilities as trade payables and will settle the liabilities in line with the original payment terms of the related invoices.

The estimated total purchase obligations as of December 31, 2010, amount to EUR 365 million. This amount can be split in EUR 324 million with a payment due in less than 1 year, EUR 17 million due in 1-3 years, EUR 6 million due in 3-5 years and EUR 18 million due in more than 5 years.

As part of the recovery plan for the UK pension fund, Philips Electronics UK has committed to a contingent cash contribution scheme as a back-up for liability savings to the UK fund to be realized through a member choice program. If this member choice program fails to deliver part or all of the expected liability savings with a net present value of GBP 250 million, Philips Electronics UK will pay cash contributions into the UK pension fund to make up for the difference during the years 2015 and 2022. No cash (further) payments will be made under the scheme when the UK pension fund is fully funded.

Other cash commitments

The Company and its subsidiaries sponsor pension plans in many countries in accordance with legal requirements, customs and the local situation in the countries involved. Additionally, certain postretirement benefits are provided in certain countries. The Company is reviewing the future funding of the existing regulatory deficits in pension plans in the US and UK. Refer to note 28 for a discussion of the plans and expected cash outflows.

The company had EUR 226 million restructuring-related provisions by the end of 2010, of which EUR 177 million is expected to result in cash outflows in 2011. Refer to note 19 for details of restructuring provisions and potential cash flow impact for 2010 and further.

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share (up to EUR 710 million), in cash or shares at the option of the shareholder, against the net income for 2010 of the Company.

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not provide other forms of support. At the end of 2010, the total fair value of guarantees recognized by Philips in other non-current liabilities was EUR 9 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2009 and 2010.
70     Annual Report 2010

5 Group performance 5.2.9 - 5.3.1
Expiration per period 2010 in millions of euros

	total
	amounts	less than 1
	committed	year	1-5 years	after 5 years
Business- related guarantees	302	100	133	69
Credit- related guarantees	49	22	8	19

	351	122	141	88
Expiration per period 2009 in millions of euros

	total
	amounts	less than 1
	committed	year	1-5 years	after 5 years
Business- related guarantees	266	134	70	62
Credit- related guarantees	42	31	5	6

	308	165	75	68
5.3	Other performance measures

The section Other performance measures provides an insight into the performance of key cross-sector functions — brand, marketing, research and development and supply management — in 2010.

5.3.1	Marketing

Brand and NPS

A consistent focus on building brand loyalty amongst both professionals and consumers led to the 7% increase in the value of the Philips brand value to USD 8.7 billion, outpacing the average increase of 4% shown by brands measured in the 2010 Interbrand ranking. Additionally, Philips’ brand value has doubled in 6 years and it remains one of the top 50 most valuable brands in the world, measured by the Interbrand ranking of the 100 best global brands.

Philips’ total 2010 marketing expenses approximated EUR 934 million, a 16% increase compared to 2009. The additional spend was primarily to support the company’s marketing strategy of more focused growth in emerging and other strategic markets. In line with this, the company increased its 2010 marketing spend in key emerging markets by 48% compared to 2009. Additionally, the company continued its focus on organizing around customers and markets, resulting in more local marketing investment as a percentage of sales. Total 2010 marketing investment in emerging markets approximated 22% of sales, compared to 17% of sales in 2009.

In 2010, we have continued to expand our coverage of Net Promoter Score (NPS) program to include additional markets strategic to Philips’ growth. Philips stayed the course despite tough economic times, having improved our NPS leadership score in Consumer Lifestyle and maintaining a strong performance in Healthcare. While Lighting performance noted a decrease, it remains a clear leader in its industry. In particular, we achieved strong performance in BRIC markets and in Western Europe, most notably with BRIC outright leadership positions increasing by 18 points. Whilst we noted a decrease in North America and the rest of EMEA, Philips continues to occupy strong leadership positions in these
Annual Report 2010     71

5 Group performance 5.3.1 - 5.3.2
regions. Overall, the result is stable, and 59% of our businesses currently hold industry leadership positions (60% in 2009). In line with our growth targets in Vision 2015, in 2011 we will continue to drive for further leadership in NPS in key markets. The implementation of this measure has confirmed that outstanding customer and consumer loyalty is critical to achieving growth.

Online

Philips continued to build brand loyalty and promoters via its online marketing strategies in 2010. Within the Lighting sector, the company launched a new social media-enabled platform designed to showcase the company’s leadership in the lighting industry and more importantly, drive meaningful dialog among existing and prospective customers and stakeholders.

Additionally, in 2010, the company developed several online communities, which, supported by social media capabilities, enabled the company to facilitate dialog and networking with its professional audiences in both Lighting and Healthcare. Going forward, the company will continue to drive its online marketing efforts with the use of new enabling technologies and communication platforms and leveraging the platform as a sales enabler. In 2010, Philips’ online sales reached EUR 570 million, a 41% increase from 2009 where online sales reached EUR 405 million. Online sales in from emerging markets represented approximately 30% of total online sales in 2010 and grew by 94% over the prior year.

In further support of sustainability and corporate responsibility, the company continued its efforts with asimpleswitch.com, its online platform that promotes smart energy efficiency and consumption. Since its launch in 2009, the site has gained in momentum and popularity, building an online supporter base of over 100,000 individuals by year-end.

5.3.2	Research & development

R&D spending declined as a percentage of sales from 7.0% in 2009 to 6.2%. Philips has continued to expand its vast knowledge and intellectual property base. Early and continuous involvement of customers in new technologies, application and business concepts ensures deep insight into their needs — the foundation for our innovations. To better capitalize on opportunities in fast- growing emerging markets, innovation is managed at board level in the Markets & Innovation function, underlining our focus on market-driven innovation. Innovation leading to new businesses in incubators and internal ventures is managed separately from the traditional business to ensure focus on these growth initiatives. The effectiveness of innovation has been improved by streamlining our organization in Corporate Technologies, leading to more focus, alignment and enhanced offering of value propositions. The scope of the new organization covers early innovation and pre- development activities, supplemented by small series production.
Healthcare R&D expenses increased EUR 19 million in 2010, reflecting our continued investment in emerging markets and home healthcare, though declined as a percentage of sales. Lighting’s expenses were broadly in line with 2009, with an increase in digital lighting and a reduction in traditional lighting. In Consumer Lifestyle, R&D spend was lower than in 2009, mainly due to a focus on fewer, but bigger projects and lower restructuring charges. GM&S lowered its R&D expenses through discontinuation of certain activities in the field of Molecular Healthcare and in the field of 3D Displays.
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Research and development expenses per sector in millions of euros

	2008	2009	2010

Healthcare	672	679	698
Consumer Lifestyle	513	395	369
Lighting	345	351	355
GM&S	247	206	154

Philips Group	1,777	1,631	1,576
Our new product sales — products introduced within 2010 (for B2C products) or three years (for B2B products) — increased from 48% of total sales in 2009 to 52% in 2010. Philips aims to maintain this ratio at around 50%, while at the same time focusing on the profitability of new products and reallocating innovation spend more towards new business creation.

5.3.3	Supply management

Executing Vision 2015 and strengthening our health and well-being leadership requires enhancing our Supply strategy and governance approach. Our vision is to create a Customer Value Chain that enables better customer solutions, boosts our NPS, and powers growth. Customer Value Chain is a series of activities that collectively provide greater value than their sum. A more integrated Supply community will ensure that every part of the value chain works seamlessly together to benefit our customers and our company.

The Supply organization encompasses three focused functions: Commercial and Service Supply Chain, Operations, and Purchasing. Collectively, they comprise approximately 58,000 Philips employees and are responsible for sourcing, making and delivering products and solutions.

Management of shortages and management of commodity price increases

The recovery of the global economy led to tight supply of especially semiconductor components in the course of 2010. The scarcity and increased commodity prices led to upward price pressure. We have been able to delay price increases and smoothened out volatility through commodity hedging and negotiations with our component suppliers. The raw material price trends have also further accelerated the wide deployment of Value Engineering throughout the company, in close cooperation between Supply and R&D.

We achieved Bill of Material (BOM) savings of 4.9% and Non Product Related (NPR) savings of 5.2%.

In order to minimize the impact on our customer service levels and sales, a number of initiatives have been taken. Actions have been taken to rapidly improve our forecast reliability and sales and operational planning processes, both short term and longer term, in order to reduce such risks for the future. Additional investments were made in the emerging markets to ensure optimal local presence of the supply function.

Concentration and consolidation of supply base

In line with our brand promise of “sense and simplicity”, Philips Supply continued its focus on leveraging the supply base by bringing more spend to fewer, selected suppliers. In the area of BOM the number of suppliers has been reduced by approximately 25%, whereas in the area of NPR approximately 15% reduction has been realized. Creating long term strategic partnerships with suppliers is an important enabler of Philips’growth ambitions. In 2010 the number of suppliers to cover 80% of spend has been reduced by approximately 10% on BOM and by approximately 25% on NPR. Standardization of payment terms has helped us to create uniformity and positively influence Days Payable Outstanding.

Supplier risk management

We are monitoring our top 400 suppliers on a constant basis. Risks are measured and, if required, contingency plans are prepared.

Innovation with the supply base

Philips is putting a lot of emphasis on Open Innovation programs by increasingly using the innovative power of our suppliers. In the Supplier Forum 2010 with our top suppliers Open Innovation was one of the key themes. Combining Philips innovation with the innovative capabilities and capacities of the supply base is expected to deliver acceleration of profitable growth.

Sustainability in the supply chain

Philips remains focused on improving working conditions and environmental performance in its supply chain and encourages its suppliers to have the same focus. For more information, refer to sub-section 5.4.5, Supplier performance, of this Annual Report.
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5 Group performance 5.4 - 5.4.2
5.4     Sustainability
Management summary

Results in 2010

In 2010 we made good progress against our Sustainability targets, focusing on:
•	driving the implementation of our EcoVision programs,

•	strengthening the Green Product and Green Innovation approach at both Healthcare and Consumer Lifestyle, leveraging the experience of our Lighting sector, and

•	driving sustainability in the supply chain, including suppliers of recent acquisitions, through our Supplier Sustainability Involvement Program.
In the company’s Vision 2015, that was launched in 2010, “Lead in Sustainability” has been identified as a strategic objective, of which the implementation will be driven by the EcoVision programs.

Results are summarized on the following pages and detailed in chapter 15, Sustainability statements, of this Annual Report.

5.4.1	EcoVision5

Leveraging sustainability as an integral part of our strategy and additional growth driver

At Philips, sustainability is all about enhancing the health and well-being of individuals and the communities they live in. At the same time we constantly endeavor to improve the environmental performance of our products and processes, and to drive sustainability throughout the supply chain.

In 2010, we made leveraging sustainability an integral part of our strategy and an additional driver of growth, as reflected in the Philips Management Agenda. In February 2010, we announced our EcoVision5 program, which includes three sustainability leadership key performance indicators where we can bring our competencies to bear, namely ‘care’, ‘energy efficiency’ and ‘materials’:
•	Bringing care to people

•	Target: 500 million lives touched by 2015

•	Improving energy efficiency of Philips products

Target: 50% improvement by 2015 (for the average total product portfolio) compared to 2009

•	Closing the materials loop

Target: Double global collection and recycling amounts and recycled materials in products by 2015 compared to 2009.
In 2010, we did touch over 420 million lives, mainly driven by our Healthcare sector. Further, the energy efficiency of our products improved by 4%. The sector that contributed most to this improvement was Lighting. With regard to ‘Closing the materials loop’, we determined the baseline for global collection and recycling amounts at over 100,000 tons and the amount of recycled materials in our products at 7,500 tons, and developed plans to double these in the years to come. More information on these parameters can be found in chapter 15, Sustainability statements, of this Annual Report.

5.4.2	EcoVision4

With our environmental action program EcoVision4, launched in 2007, we have committed to realize the following by 2012:
•	generate 30% of total revenues from Green Products

•	double investment in Green Innovations to a cumulative EUR 1 billion

•	improve our operational energy efficiency by 25% and reduce C02 emissions by 25%, all compared with the base year of 2007.
Green Product sales

In 2010, sales from Green Products increased 35% to EUR 9.5 billion, contributing significantly to the total revenue stream. As a percentage of the Group total, Green Product sales rose to 37.5%, up from 30.5% in 2009, and on track to reach the new target of 50% in 2015.

Sales of Green Products as a % of total sales

All sectors contributed to the overall sales increase, but the increase at Consumer Lifestyle was most significant, closely followed by Lighting. Consumer Lifestyle introduced 150 new Green Products in 2010. Healthcare
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and Lighting increased the share of Green Product sales with the introduction of 5 and 1,300 new Green Products respectively.

Overall, environmental improvements have been predominantly realized in energy efficiency of products, one of the Green Focal Areas in our EcoDesign process.

Green Innovations

In 2010, Philips invested over EUR 450 million in Green Innovations-the Research & Development spend related to the development of new generations of Green Products and Green Technologies. This was the highest amount invested since we started EcoVision4 in 2007 - and as a result we achieved the 2012 target of EUR 1 billion cumulative invested in Green Innovations two years ahead of schedule. To maintain our Green Innovations momentum, we strive to invest a cumulative EUR 2 billion during the coming five years.

Philips Healthcare innovation projects consider all of the Green Focal Areas and aim to reduce total life cycle impact. In particular, the sector focuses on reducing energy consumption, weight and radiation dose.

Consumer Lifestyle’s investment in Green Innovations is dedicated to the development of new Green Products, focusing on further enhancing energy efficiency and on closing material loops. Green Innovations at Consumer Lifestyle amounted to EUR 115 million and the sector worked on the voluntarily phase-out of polyvinyl chloride (PVC) and brominated flame retardants (BFR), enabling our Lifestyle Entertainment and Personal Care businesses to launch products which are completely free of these substances. Another result of Consumer Lifestyle’s Green Innovation activities is, for example, the award-winning Econova LED TV.

The Lighting sector accounts for over half of the total spend on Green Innovations and also contributes to some 45% of Philips Green Product sales. The focus is on developing new energy-efficient lighting solutions, further enhancing current Green Products and driving toward technological breakthroughs, such as solid-state lighting.

Corporate Technologies invested approximately EUR 46 million on a Green Innovation activity portfolio mainly focused on energy efficiency, and reduction of waste and water consumption.

Operational carbon footprint and energy efficiency

In 2010, we took another good step in reaching our target of 25% C02 reduction, as operational C02 emissions decreased 7%. C02 emissions from manufacturing decreased 17% due to a number of reasons, such as our ongoing energy efficiency program, the changing industrial footprint and mainly by the increase in purchased electricity from renewable sources. C02 emissions from non-industrial sites decreased 26%, partly because of our continued focus on the most efficient use of facility space, for instance with our Work Place Innovation program (which enables flex-working), but also due to the increased share of purchased electricity from renewable sources.

With sales picking up, the number of travel movements increased as well, resulting in an increase of C02 emissions from business travel of 13%. We continue promoting videoconferencing and maintaining our green lease car policy. Therefore, emissions from business travel are still 11% below the level of 2007, the base year for our target setting. C02 emissions from logistics increased 8%, because the number of products transported was higher than in 2009. Nonetheless, the emissions are 7% lower than in 2007, because of our continued focus on efficient container utilization, reducing mileage in road freight, and the shift from air to sea freight.
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Our operational energy efficiency improved 6%, from 1.35 terajoules per million euro sales in 2009 to 1.26 terajoules per million euro sales in 2010.

5.4.3	Green Manufacturing 2015

Our EcoVision III environmental action program ended in 2009. EcoVision III mainly called for improvements in all major environmental parameters.

In 2010, we developed our Green Manufacturing 2015 program in order to continue our efforts to improve our environmental performance in manufacturing. The program focuses on most contributors to climate change, recycling of waste, reduction of water consumption, and reduction of restricted and hazardous substances, and will run in parallel with EcoVision4 and 5. Full details, including our 2015 targets, can be found inchapter 15, Sustainability statements, of this Annual Report.

5.4.4	Social performance

Employee engagement

In 2010, 86% of our employees took part in the Philips Engagement Survey. The Employee Engagement Index- the single measure of the overall level of employee engagement at Philips — reached 75%, marking a 7 point increase compared to last year and exceeding the external high performance norm. The target for 2010 was to reach the high-performance score of 70%.

Equally important is the insight we gained into ways we can improve. The biggest advancements in our EES scores were seen where teams worked on areas identified in 2009 as needing improvement.

Diversity and inclusion

In 2010, 35% of the Philips workforce was female; 25% of newly appointed executives were female, a significant increase compared to 2009, illustrating our focus on diversity and inclusion. Due to the recruitment of more female executives, the total number increased to 11%. Our ambition for the Philips group is to employ 15% female executives in 2012, a target the Healthcare sector already achieved in 2010.

Overall, the 549 Philips executives at year-end represented more than 30 nationalities and the percentage of executives with BRIC nationality remained at 5%.
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Moreover, 24% of our top potentials and 30% of our high potentials were female in 2010, an increase of 1% in both categories compared to 2009. The percentage of top potentials with BRIC nationality stood at 11%, with high potentials at 15%.

Developing our people

Our new learning strategy focuses on building skills that are strongly aligned with business needs. In 2010, we streamlined our class-room offerings in close alignment with businesses and functions to focus on their key priorities. The second important driver of our learning strategy is providing employees with free and unlimited access to a wide range of online learning options to drive their personal development and growth.

Participation in these priority programs increased significantly, with over 20,000 employees participating in programs in our Core Curriculum during 2010, compared with 5,500 in 2009. Functional Core Curricula enrollment was over 15,500 in 2010, an increase from 11,000 in 2009. These Core Curricula have been developed for functions such as Marketing, Sales, Customer Services, IT, HRM, Supply Management and Finance. Additionally, approximately 35,000 executives and sales and marketing employees completed the anti-corruption training program.

Our flagship leadership development programs for our talent pool are run in collaboration with leading business schools with a strong emphasis on blended learning. In 2010, our Inspire program for high potentials facilitated the completion of 20 project assignments. Top potentials in the Octagon program completed 5 business projects. These business projects are sponsored by senior business leaders and are designed to contribute to the realization of Philips’ strategic goals.

Participation in our curriculum of internal and external programs for Executives remained stable.

In line with our ‘Grow with Philips’ program, 65% of newly appointed executives were promotions and 35% external hires.

General Business Principles

The Philips General Business Principles (GBP) govern Philips’ business decisions and actions throughout the world, applying equally to corporate actions and the behavior of individual employees. They incorporate the fundamental principles within Philips for doing business.

The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests primarily with the management of each business. Every country organization and each main production site has a compliance officer. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each business unit. The GBP incorporate a whistleblower policy, standardized complaint reporting and a formal escalation procedure.

The global implementation of the One Philips Ethics hotline seeks to ensure that alleged violations are registered and dealt with consistently within one company-wide system.

To drive the practical deployment of the GBP, a set of directives has been published, which are applicable to all employees. There are also separate directives which apply to specific categories of employees, e.g. the Supply Management Code of Ethics and Financial Code of Ethics. Details can be found at www.philips.com/gbp.

Ongoing training

The global roll-out of the updated version of the mandatory web-based GBP training, which is designed to reinforce awareness of the need for compliance with the GBP, was completed in 23 languages.

More information on the Philips GBP can be found inchapter 7, Risk management, of this Annual Report. Results of the monitoring in place are provided in the Sustainability statements section.

Health and safety

In 2010 we recorded 482 Lost Workday Injuries cases, occupational injury cases where the injured person is unable to work the day after the injury. This is a 11% increase compared with 2009. The rate of Lost Workday Injuries also increased to 0.50 per 100 FTEs, compared with 0.44 in 2009.

The increase in Lost Workday Injuries was particularly caused by new acquisitions which are included in our reporting for the first time in 2010. We started a number of health and safety initiatives in 2010 to drive down injury levels.
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5 Group performance 5.4.4 - 5.4.5

5.4.5	Supplier performance

The trend in outsourcing manufacturing activities continued in 2010, in addition to the increased focus on emerging countries. This implies an increased effort in managing our impact on our supply chain, as this impact is stronger in emerging countries, and will lead to an increase of risk suppliers, requiring a related increase in efforts in our supplier sustainability program.

Our suppliers

Philips remains focused on improving working conditions and environmental performance in its supply chain and encourages its suppliers to have the same focus. Recognizing that this is a huge challenge requiring industry-wide efforts, as well as active involvement of other societal stakeholders, we continue to be active in the Electronic Industry Citizenship Coalition (EICC). We encourage our strategic and preferred suppliers to join the EICC as well. We will continue to seek active cooperation with other societal stakeholders either directly or through institutions like the EICC or the multi- stakeholder program from the Dutch Sustainable Trade Initiative.

Supplier Sustainability Involvement

Program

The Philips Supplier Sustainability Involvement Program is built on five pillars: setting out our requirements; getting suppliers to understand these and commit themselves; monitoring identified risks uppliers through audits; working with suppliers to resolve issues; and engaging stakeholders. For more details see section 15.6, Supplier indicators, of this Annual Report.
2010 supplier audits
Philips conducted 273 initial and continued conformance audits in 2010. During these audits an external specialized company visited the supplier sites in risk countries for a 2 to 4 man-days audit.

The most frequently observed areas of non-compliance were:
•	Working hours, wages and benefits: excessive overtime, continual seven-day workweeks, record keeping of standard and overtime working hours, payment of overtime premiums.

•	Emergency preparedness: fire detection and suppression systems, blocked emergency exits, fire drills.

•	Occupational safety: immediate threat to health and safety.

•	Industrial hygiene: appropriate controls for worker exposures to chemical, biological and physical agents.

•	Hazardous substances: improper disposal of hazardous waste.

•	Lack of adequate management systems to safeguard compliance with the EICC code for labor and ethics, health and safety, and environment.

At the end of 2010 the identified zero-tolerance non compliances were either resolved or still within the agreed deadline for resolution. For more details on audit results, please refer to section 15.6, Supplier indicators, of this Annual Report.
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Roll-out in the supply chain

The EICC code requests suppliers to roll-out the code in the supply chain to their next-tier suppliers. During the audits at risk suppliers, it is checked whether the facility implemented an effective process to ensure that their next-tier suppliers implemented the Code and are aware of their ethical and legal requirements. A limited number of second-tier suppliers were identified as high risk suppliers and audited in the 2010 program.

‘Conflict’ minerals: issues further down the chain

Philips acknowledges the issues concerning working conditions at the base of the supply chain, specifically in the extractives sector for metals such as tin, tantalum and tungsten. In particular, we are concerned about the situation in the east of the Democratic Republic of Congo (DRC) where proceeds from the extractives sector are sometimes used to finance rebel conflicts in the region.

Although Philips does not directly source minerals from the DRC and the mines are typically seven or more tiers removed from our direct suppliers, we address the issue through the means and influencing mechanisms available to us. For more details, please refer to section 15.6, Supplier indicators, of this Annual Report.
5.5	Proposed distribution to shareholders
Pursuant to article 34 of the articles of association of Royal Philips Electronics, a dividend will first be declared on preference shares out of net income. The remainder of the net income, after reservations made with the approval of the Supervisory Board, shall be available for distribution to holders of common shares subject to shareholder approval after year-end. As of December 31, 2010, the issued share capital consists only of common shares; no preference shares have been issued. Article 33 of the articles of association of Royal Philips Electronics gives the Board of Management the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board.

A proposal will be submitted to the 2011 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share (up to EUR 710 million), in cash or in shares at the option of the shareholder, against the net income for 2010.

Shareholders will be given the opportunity to make their choice between cash and shares between April 7, 2011 and April 29, 2011. If no choice is made during this election period the dividend will be paid in shares. On April 29, 2011 after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume weighted average price of all traded common shares Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 27, 28 and 29 April 2011. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from May 4, 2011. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bankon May 2, 2011.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of earnings and retained earnings is subject

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5 Group performance 5.5 - 5.6
to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). This withholding tax in case of dividend in shares will be borne by Philips.

In 2010, a dividend of EUR 0.70 per common share was paid in cash or shares, at the option of the shareholder. Approximately 53% elected for a share dividend resulting in the issue of 13,667,015 new common shares, leading to a 1.5% percent dilution. The remainder of the dividend was paid in cash (EUR 296 million) against the retained earnings of the Company.

The balance sheet presented in this report, as part of the Company financial statements for the period ended December 31,2010, is before dividend, which is subject to shareholder approval after year-end.
5.6	Outlook
2011 will be a year of progress on our way to achieve the Vision 2015 objectives. Our strong order book provides confidence in our Healthcare business for the year ahead. We see first leading indicators of positive momentum in construction markets, which is expected to benefit Lighting sales in the latter half of 2011, supported by the increase adoption of LED products. We expect emerging markets to continue to support growth in all three sectors, while consumer sentiment in mature markets remains subdued. We will continue our initiatives to ignite growth in Consumer Lifestyle.

Amsterdam, February 17, 2011

Board of Management

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6 Sector performance 6 - 6
6	Sector performance

Imaging Systems • Home Healthcare Solutions • Patient Care and Clinical Informatics • Customer Services	Television • Personal Care • Audio & Video Multimedia • Domestic Appliances • Health & Wellness • Accessories	Lamps • Consumer Luminaires • Professional Luminaires • Lighting • Electronics and Controls • Automotive Lighting • Packaged LEDs • LED solutions

Group Management & Services
Corporate Technologies • Overhead Cost • Pensions • Global Service Units • Corporate Investments • New Venture Integration • Design

Our structure

Koninklijke Philips Electronics N.V. (the ‘Company’) is the parent company of the Philips Group (‘Philips’ or the ‘Group’).The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board.

Philips’ activities in the field of health and well-being are organized on a sector basis, with each operating sector — Healthcare, Consumer Lifestyle and Lighting — being responsible for the management of its businesses worldwide.

The Group Management & Services sector provides the operating sectors with support through shared service centers. Furthermore, country management organization supports the creation of value, connecting Philips with key stakeholders, especially our employees, customers, government and society. The sector also includes pensions.

Organizational chart
The Board of Management and a number of heads of Corporate Staff departments and senior sector executives together form the Group Management Committee.

Also included under Group Management & Services are the activities through which Philips invests in projects that are currently not part of the operating sectors, but which could lead to additional organic growth or create value through future spin-offs.

At the end of 2010, Philips had 118 production sites in 27 countries, sales and service outlets in approximately 100 countries, and 119,001 employees.

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6 Sector performance 6-6
Sales, EBIT and EBITA 2010

in millions of euros unless otherwise stated

	sales	EBIT	%	EBITA1)%

Healthcare	8,601	922	10.7	1,186	13.8
Consumer Lifestyle	8,906	595	6.7	639	7.2
Lighting	7,552	695	9.2	869	11.5
GM&S	360	(147)	—	(142)	—

Philips Group	25,419	2,065	8.1	2,552	10.0

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report.

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report

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6.1	Healthcare

“In 2010 we continued to introduce more intuitive, affordable and effective solutions. We also made a number of value-adding acquisitions and expanded our presence in emerging markets. In still-challenging market conditions, we posted solid financial results, thanks to our ongoing focus on winning business and controlling cost.” Steve Rusckowski, CEO Philips Healthcare

€ 8.6 billion	13.8%	€ 1.1 billion
sales	EBITA as a % of sales	cash flows before financing activities
•	Healthcare challenges present major opportunities in the long term

•	Addressing the care cycle — our unique differentiator

•	Home healthcare is a core part of our healthcare strategy

•	Improved market leadership in core businesses
Introduction

The future of healthcare is one of the most pressing global issues of our time. Around the world, societies are facing the growing reality and burden of increasing and in some cases aging populations, as well as the upward spiraling costs of keeping us in good health. Worldwide, many more people live longer with chronic disease — such as cardiovascular diseases, cancer, diabetes — than in the past. Aging and unhealthy lifestyles are also contributing to the rise of chronic diseases, putting even more pressure on healthcare systems. At the same time the world is facing a global and growing deficit of healthcare professionals.

In the long term, these challenges present Philips with an enormous opportunity. We focus our business on addressing the evolving needs of the healthcare market by developing meaningful innovations that contribute to better healthcare, at lower cost, around the world.

6.1.1	Healthcare landscape

The global healthcare market is dynamic and growing. Over the past three decades, the healthcare industry has grown faster than Western world GDP, and has also experienced high rates of growth in emerging markets
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6 Sector performance 6.1.1 - 6.1.3
such as China and India. Rising healthcare costs present a major challenge to society. The industry is looking to address this through continued innovation, both in traditional care settings and also in the field of home healthcare. This approach will not only help to lighten the burden on health systems, but will also help to provide a more comforting and therapeutic environment for patient care.

6.1.2	People-focused, healthcare simplified

Philips’ distinctive approach to healthcare starts by looking beyond the technology to the people — patients and care providers — and the medical problems they face. By gaining deep insights into how patients and clinicians experience healthcare, we are able to identify market and clinical needs. In response, we can develop more intuitive, more affordable, and in the end more meaningful innovations to help take some of the complexity out of healthcare. This results in better diagnosis, more appropriate treatment planning, faster patient recovery and long-term health. We try to simplify healthcare by combining our clinical expertise with human insights to develop innovations that ultimately help to improve the quality of people’s lives. We believe that we are well positioned for the long term as global healthcare needs will continue to increase and our care cycle approach will drive towards better patient outcomes and reduced healthcare system costs.

With a strong presence in cardiology, oncology and women’s health, we focus on many of the fundamental health problems with which people are confronted, such as congestive heart failure, lung and breast cancers and coronary artery disease. Our focus is on understanding the complete cycle of care — from disease prevention to screening and diagnosis through to treatment, monitoring and health management — and choosing to participate in the areas where we can add significant value. Philips is dedicated to making an impact wherever care is provided, within the hospital — critical care, emergency care and surgery — and, as importantly, in the home.

The high-growth sector of home healthcare is a core part of Philips’ healthcare strategy. We provide innovative products and services for the home that connect patients to their healthcare providers and support individuals at risk in the home through better awareness, diagnosis, treatment, monitoring and management of their conditions. We also provide solutions that improve the quality of life for aging adults, for people with chronic illnesses and for their caregivers, by enabling healthier, independent living at home.

6.1.3	About Philips Healthcare

Philips is one of the top-tier players in the healthcare technology market (based on sales) alongside General Electric (GE) and Siemens. Our Healthcare sector has global leadership positions in areas such as cardiac care, acute care and home healthcare.

Philips Healthcare’s current activities are organized across four businesses:
•	Imaging Systems: interventional X-ray, diagnostic X-ray, computed tomography (CT), magnetic resonance (MR), nuclear medicine (NM) and ultrasound imaging equipment, as well as women’s health

•	Patient Care & Clinical Informatics: cardiology informatics, including diagnostic electrocardiography (ECG); enterprise imaging informatics, including radiology information systems (RIS) and picture archiving and communication systems (PACS); patient monitoring and clinical informatics; perinatal care, including fetal monitoring and Philips Children’s Medical Ventures; and therapeutic care, which includes cardiac resuscitation, emergency care solutions, therapeutic temperature management, hospital respiratory systems, and ventilation

•	Home Healthcare Solutions: sleep management and respiratory care, medical alert services, remote cardiac services, remote patient management

•	Customer Services: consultancy, site planning and project management, clinical services, Ambient Experience, education, equipment financing, asset management and equipment maintenance and repair
Products and services are sold to healthcare providers around the world, including academic, enterprise and stand-alone institutions, clinics, physicians, home healthcare agencies and consumer retailers. Marketing, sales and service channels are mainly direct.
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The United States is the largest healthcare market, currently representing close to 43% of the global market, followed by japan and Germany. Approximately 20% of our annual sales are generated in emerging markets, and we expect these to continue to grow faster than the markets in Western Europe and North America.

Philips Healthcare employs approximately 35,500 employees worldwide. With regard to sourcing, please refer to sub-section 5.3.3, Supply management, of this Annual Report.

6.1.4	Progress against targets

The Annual Report 2009 set out a number of key targets for Philips Healthcare in 2010. The advances made in addressing these are outlined below.

Drive performance
•	Continue to drive operational excellence and improve margins: We are building on successful initiatives to structurally reduce our overall cost structure and improve our organizational effectiveness. We are improving our margins through better product reliability, improved pricing initiatives, optimization of low-cost country sourcing, and increases in our service productivity and operational efficiency.

In 2010 we continued to improve the efficiency and effectiveness of our organization, not only in response to the current economic climate, but, even more importantly, to further strengthen our position for the future. We continued to manage costs and reorganize our business, both to meet customer and market demands, as well as to enable profitable growth. In addition, we continue to drive the pace of operational improvement. Our Quote to Cash program has driven fundamental changes within our organization, focusing on process standardization and simplification. A direct result of those efforts was the formation of a centralized Commercial Operations organization — with the primary goal of making it easier for our customers to do business with us.

•	Drive emerging market growth: We continue to make key acquisitions to meet the diverse and growing needs of the different markets around the world. For example, our acquisition of Shanghai Apex Electronics in 2010 provides high-quality value ultrasound transducers, enabling Philips to further support the use of ultrasound, a widely used diagnostic procedure that provides a critical yet affordable and mobile modality for early diagnosis and real-time imaging. The acquisition marks another step in Philips’ expanding presence in emerging markets, complementing the acquisition of healthcare informatics company Tecso Informatica in Brazil and the expansion of our clinical informatics portfolio with the acquisition of Wheb Sistemas, a leading Brazilian provider of clinical information systems.

•	Continue to pursue integration of our recent acquisitions: In 2010 we successfully completed steps to integrate prior-year acquisitions including InnerCool Therapies Inc., a pioneer in the field of therapeutic hypothermia, and Traxtal, a medical technology innovator in image-guided procedures. This included the launch of the Philips InnerCool RTx Endovascular System to help enhance patient care by managing therapeutic hypothermia.
Accelerate change

Our organic growth will be driven by continued expansion into emerging markets, more significant development of mid- and low-end products for customers around the world, increased brand preference, ongoing enhancement of our customer experience, and optimization of our care cycle approach.
•	Drive transformational activities to improve the customer experience: We are leveraging our product and services portfolio in innovative ways. We offer innovative financing and business modeling solutions to our customers to simplify and ease purchasing decisions. Additionally, we recently added consulting offerings, a further contributor to the continued growth of our Customer Services business. We have also introduced new low- and mid-range products, boosting growth in these market segments in both mature and emerging markets.

•	Organize around customers and markets to bring decision-making closer to the customer: We have improved operational excellence and increased our customer focus by aligning our sales and services organizations to better serve our customers and markets in which they operate. Creating smaller, more empowered teams of sales and services professionals will help us to react faster to customers’ requirements and offer better, broader solutions to the marketplace.

•	Accelerate introductions of low- and mid-end products as a platform for new growth opportunities: As part of our efforts to better serve our customers in key markets, we are looking for ways to improve how we design, develop and deliver products. We have partnered with Electron, a leading Russian medical equipment manufacturer, to develop and produce innovative imaging products for the Russian market. The partnership will initially focus on the development of CT scanners, with potential opportunities for future expansion with other healthcare products such as magnetic resonance, X-ray and ultrasound systems. In
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6 Sector performance 6.1.4 - 6.1.4
October we completed Russia’s first installation of a domestically made CT scanner at the Hospital of War Veterans in St. Petersburg.

We have also made significant progress in developing products that meet the varied needs of customers around the world. In fact, since 2009, companies we have acquired (primarily in emerging markets) introduced 15 new products. An example is the Allura FC catherization lab launched in India in 2010—the first product developed and manufactured by Alpha X-ray, a recent Philips acquisition in India.
Implement strategy
•	Move toward leadership position in imaging: In 2010 we unveiled a new approach to clinical collaboration that will drive innovation and efficiency in radiology: Imaging 2.0. Just as Web 2.0 redefined the way people connect, share and use the internet, Imaging 2.0 represents a new world of possibilities for radiology science. It is about integration and collaboration, and new levels of patient focus and safety that can help clinicians achieve what was unimaginable just a few short years ago.

The introduction of Imaging 2.0 coincided with an unprecedented number of new product introductions in radiology, all designed to facilitate innovation and collaboration, focus on patient care and safety, and improve economic value. This year, Philips introduced the Ingenuity CT platform, which is designed to provide equivalent diagnostic image quality at up to 80% less dose. This advanced technology has also been incorporated into a new hybrid imaging system, the Ingenuity PET/CT, used to conduct studies in oncology imaging, cardiac perfusion and diagnostic CT.

Other innovations in imaging include:
•	Ingenia MR, the first digital broadband MR system that improves image quality while shortening MR exam times by up to 30%

•	Ingenuity PET/MR, the first new imaging modality introduced in 10 years, which integrates the molecular imaging capabilities of PET with the superior soft tissue contrast of MR (magnetic resonance imaging)

•	IntelliSpace Portal, a new multimodality, multivendor workstation that, for the first time, uses advanced networking capabilities to facilitate collaboration between radiologists and referring clinicians anytime, anywhere, no matter the modality or vendor, ultimately helping to fuel improved patient outcomes

•	iU22 xMATRIX Ultrasound, a new ultrasound system that allows clinicians to capture twice as much clinical information in the same amount of time without moving, turning or rotating the transducer, helping clinicians make more informed care decisions, and potentially minimizing the frequent repetitive stress injuries experienced in the field of sonography.
•	Grow Home Healthcare: Philips is expanding its Home Healthcare business both by introducing new solutions, as well as by expanding its footprint around the globe.

Seniors are living longer and remaining in their own homes; however, falls have become an epidemic problem that jeopardizes their chances to live independently. In order to help enable continued independence for seniors by improving access to help in the event of a fall, we introduced the breakthrough medical alert service, Philips Lifeline with AutoAlert. Available in the US, Lifeline with AutoAlert can detect falls — with a high rate of detection and low rate of false alarms — and automatically call for help. We also announced plans to make this enhanced service available in Japan in 2011.

Additionally, there are more than one billion people suffering from chronic respiratory diseases worldwide. Of this group, an estimated 210 million people have Chronic Obstructive Pulmonary Disease (COPD). Three million people died from COPD in 2005, and 90% of those deaths were in low and middle-income countries, where effective strategies for prevention and control are not always implemented or accessible. Philips will train 2,000 physicians in emerging markets on respiratory disease like sleep apnea and COPD. In India, Philips recently supported the set-up of sleep labs in hospitals to help diagnose sleep disorders and help get affected patients the treatment needed to live a healthier life.
•	Continue to execute our care cycle strategy around women’s health, cardiology and oncology: we are concentrating our effort, investment and research on some of the most significant diseases and conditions within those areas. With a growing presence in these fields, we focus on the fundamental health problems with which people are confronted today — diseases such as congestive heart failure, breast and other cancers, coronary artery disease.

•	Leverage Sustainability as a driver of growth: We are making significant strategic investments in our industrial footprint in emerging markets in order to drive growth by better serving local customers and to reduce our overall cost position. In 2010, we invested EUR 60 million in Green Innovation and the share of Green Product sales increased from 23% in 2009 to 25% in 2010. We continue to focus our Green Innovation projects on lowering energy usage, weight, radiation
86      Annual Report 2010

6 Sector performance 6.1.4 - 6.1.5
dose, and hazardous material content. We play an active role in developing environmental legislation, such as EU legislation on chemical substances (RoHS and REACH), EcoDesign of products (e.g. energy efficiency; EuP directive) and electronic waste (WEEE).
6.1.5	2010 financial performance

In 2010, sales amounted to EUR 8,601 million, 10% higher than in 2009 on a nominal basis, driven by higher sales in all businesses. Excluding a 6% favorable impact of currency effects, comparable sales were 4% higher. Mid-single-digit comparable sales growth was achieved by Patient Care & Clinical Informatics, Home Healthcare Solutions and Customer Services. Imaging Systems comparable sales were in line with 2009. Green Product sales amounted to EUR 2,136 million, a19% year-on-year increase.

Geographically, comparable sales in mature markets were higher than in 2009 in all businesses except Imaging Systems. The year-on-year sales increase was largely attributable to Western Europe. Comparable sales in North America were broadly in line with 2009. In emerging markets we achieved 7% growth, largely driven by strong, double-digit growth in China and India.

EBITA increased from EUR 848 million, or 10.8% of sales, in 2009 to EUR 1,186 million, or 13.8% of sales, in 2010. EBITA improvements were realized across all businesses in Healthcare, largely as a result of higher sales, favorable currency impact and cost-saving programs. Restructuring and acquisition-related charges were EUR 77 million, compared with EUR 106 million in 2009.

EBIT amounted to EUR 922 million, or 10.7% of sales, and included EUR 263 million of charges related to amortization of intangible fixed assets.

Net operating capital in 2010 increased by EUR 474 million to EUR 8.9 billion. Excluding a EUR 713 million currency impact, net operating capital decreased by EUR 239 million.

Cash flows before financing activities increased from an inflow of EUR 889 million in 2009 to an inflow of EUR 1,139 million in 2010, mainly attributable to higher earnings.
Key data in millions of euros

	2008	2009	2010
Sales	7,649	7,839	8,601
Sales growth
% increase, nominal	15	2	10
% increase, comparable1)	6	(3)	4
EBITA[1]	839	848	1,186
as a % of sales	11.0	10.8	13.8
EBIT1)	621	591	922
as a % of sales	8.1	7.5	10.7
Net operating capital (NOC)1)	8,785	8,434	8,908
Cash flows before financing activities1,2)	(2,478)	889	1,139
Employees (FTEs)	35,551	34,296	35,479

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report

2)	Prior period amounts have been revised to reflect an adjusted sector allocation

Sales per market cluster in millions of euros

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6 Sector performance 6.1.5 - 6.1.7

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report.
6.1.6	Regulatory requirements
Philips Healthcare is subject to extensive regulation. It strives for full compliance with regulatory product approval and quality system requirements in every market it serves by addressing specific terms and conditions of local ministry of health or federal regulatory authorities, including agencies like the US FDA, EU Competent Authorities and japanese MLHW. Environmental and sustainability requirements like the European Union’s Waste from Electrical and Electronic Equipment (WEEE) and Restriction of Hazardous Substances (RoHS) directives are met with comprehensive EcoDesign and manufacturing programs to reduce the use of hazardous materials.

Philips Healthcare participates in COCIR, the European trade association for the Radiological, Electro-medical and Healthcare IT industry, which has committed to participate in the Energy-using Products Directive through a Self-Regulatory Initiative for imaging equipment.
6.1.7	Strategy and 2011 objectives

Philips Healthcare will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of health and well-being.

Healthcare has defined the following key business objectives for 2011:
Drive performance
•	Deliver cost innovation and margin initiatives

•	Expand service portfolio

•	Continue to build the Philips Healthcare brand

•	Deliver on our EcoVision sustainability commitments
Improve capabilities
•	Organize around customers and markets

•	Simplify the way we work to create more customer focus

•	Improve customer business administrative process

•	Improve service delivery

•	Achieve breakthrough cost innovation in product design

•	Drive growth and leadership in oncology

•	Extend our leadership in cardiology
Implement strategy
•	Advance towards global leadership position in Imaging Systems

•	Grow Home Healthcare

•	Grow best-in-class clinical decision support, patient care and clinical informatics solution business

•	Grow in emerging markets faster than competition
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6.2	Consumer Lifestyle

“In 2010 we continued to increase our profitability, driven by our leading positions in health and well-being, our global footprint and our strong brand. We set out on a journey to sharpen our focus, taking a granular approach to key categories and markets to ignite top-line growth.” Pieter Nota, CEO Philips Consumer Lifestyle

€8.9 billion	7.2%	€404 million
sales	EBITA as a % of sales	cash flows before financing activities
•	Leading positions in categories such as male shaving and grooming, coffee appliances and oral healthcare

•	Further decisive action taken to reduce our exposure in the Television business

•	Increased focus on growth, taking a granular approach by making clear investment choices

•	Expanded business creation capabilities in emerging markets and investment in key enablers to accelerate growth

Introduction

Across the world, consumers aspire to improve their health and feeling of well-being, but struggle to balance this with the increasing complexity of their lives. This trend is creating a large and growing market in the developed and especially in the emerging economies, where Consumer Lifestyle can benefit by delivering health and well-being solutions with advanced technology that meet people’s needs.

We strive to understand consumer needs and translate those insights into breakthrough, meaningful innovations. Our competitive advantage is our solutions that are easy to experience, advanced and designed around the consumer. This strength is galvanized by our powerful global brand, our understanding of the markets we operate in and the many synergies with our channels, partners and supply chain.
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6 Sector performance 6.2.1 - 6.2.3
6.2.1	Lifestyle retail landscape

The fragile economic environment in 2010 continued to affect demand for many categories of consumer goods in developed markets. Whilst emerging markets saw consumer demand impacted by the economic environment, they demonstrated greater resilience.

However, underlying consumer trends driving our innovation remained stable:
•	People are increasingly appearance-conscious and want to boost their self-confidence and self-identity through health and beauty regimes

•	People want to prepare food and drinks that are healthy and of good quality, and to do so quickly and without hassle

•	More and more consumers want to take control by monitoring their health and lifestyle

•	People want to create a home ‘haven’ — a space that provides a sense of well-being and comfort

•	Consumers want to create a digital command center at home, which performs the role of a social digital hub
6.2.2	Helping people achieve a healthier and better life
Consumer Lifestyle makes a difference to people’s lives by making it easier for them to achieve a healthier and better lifestyle. We believe that “sense and simplicity” can be the goal of technology and apply that principle to create life- enhancing solutions.

Tracking trends and identifying opportunities

Consumer Lifestyle works together with Philips Design to monitor trends ranging from consumer tastes to design aesthetics. With its global footprint, Consumer Lifestyle is well positioned to understand emerging needs in local markets. Country organizations are our interface with the consumer, allowing us to accurately identify local needs, tastes and commercial opportunities.

Applying insights to develop innovative solutions

We apply a rigorous product development process when creating new value propositions. At its heart are validated consumer insights, which show that the propositions meet a market need. The combination of insight, simplicity and innovation differentiates us from our competition and creates a platform for sustainable business success.

Where we play

We are active in our four value spaces in health and well- being: Healthy Life, Personal Care, Home Living and Lifestyle Entertainment, complemented by Accessories. This portfolio is aligned with our brand equity and enables us to provide our retail customers with a highly relevant and attractive product portfolio. We focus on premium propositions with our differentiating brand promise of “sense and simplicity”, relevant to the target group.

In focusing on the domain of health and well-being, we are tapping into significant trends — such as consumer empowerment, growth in emerging markets and aging populations — that will have a major impact on society in the future.

Healthy Life

The Healthy Life value space takes a holistic approach to enhancing consumers’ health, addressing the needs for mental and physical health and for healthy relationships.

Personal Care

The Personal Care value space addresses the consumer need to “look and feel your best” and so helps people feel more confident.

Home Living

The Home Living value space addresses consumers’ pressing need to have more time to spend on themselves or with family and friends. We do this by creating high- quality solutions that enable quick and convenient cooking, preparation of beverages, cleaning, caring and home comfort.

Lifestyle Entertainment

Lifestyle Entertainment is about enjoying entertainment and the little events in everyday life: sharing time with family and friends, having time off from a hectic schedule, and moments of comfort, fun and caring.

6.2.3	About Consumer Lifestyle

The Philips Consumer Lifestyle sector is organized around its markets, customers and consumers, and is focused on value creation through category development and delivery through operational excellence.

The market-driven approach is applied with particular emphasis at local level, enabling Consumer Lifestyle to address a variety of market dynamics and allowing the sales organizations to operate with shorter lines of communication with the sector’s six businesses. This also promotes customer-centricity in day-to-day operations.

In 2010 the sector consisted of the following areas of business:
•	Health & Wellness: mother and child care, oral healthcare

•	Personal Care: shaving and grooming, female depilation, haircare, vitalight, skincare
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6 Sector performance 6.2.3 - 6.2.4
•	Domestic Appliances: kitchen appliances, beverages/ espresso, garment care, floor care, water, air

•	Television

•	Audio & Video Multimedia: home audio, home video, home cinema sound, portable audio and video

•	Accessories: on-the-go accessories, together@home accessories, personal displays, speech processing

We also partner with leading companies from other fields, such as Sara Lee/Douwe Egberts and Beiersdorf (NIVEA), in order to deliver customer-focused appliance/ consumable combinations. Consumer Lifestyle continues to focus on international key accounts, particularly in emerging markets. We have pioneered innovative approaches in online and social media to build our brand and drive sales.

We offer a broad range of products from high to low price/value quartiles, necessitating a diverse distribution model. We are expanding our portfolio to increase its accessibility, particularly for lower-tier cities in emerging markets. We are also developing new retail channels, for instance selling our innovative Intense Pulsed Light depilation solution, Philips Lumea, in branches of Douglas, the pan-European beauty retailer.

Under normal economic conditions, the Consumer Lifestyle business experiences seasonality, with higher sales in the fourth quarter resulting from the holiday sales.

Consumer Lifestyle employs approximately 17,700 people worldwide. Our global sales and service organization covers more than 50 mature and emerging markets. In addition, we operate manufacturing and business creation organizations in the Netherlands, France, Belgium, Austria, Hungary, Singapore, Argentina, Brazil and China.

Consumer Lifestyle strives for full compliance with relevant regulatory requirements.

With regard to sourcing, please refer to sub-section 5.3.3, Supply management, of this Annual Report.

6.2.4	Progress against targets

The Annual Report 2009 set out a number of key targets for Philips Consumer Lifestyle in 2010. The progress made in addressing these targets is outlined below.

Drive performance
•	Further increase cash flow by aggressively managing cash targets: We strictly managed working capital, which has been negative in many recent quarters. We effectively managed our credit and risk, including significantly reducing overdue customer payments. There was an increase in the number of suppliers using supplier finance, which reduced total cost in the supply chain. As part of Philips’ drive to harmonize supplier terms, we improved overall payment terms by 7 days.

•	Continue to reduce fixed costs and improve the overall agility of the cost base: We acted fast in the downturn and are benefiting from improved gross margin and a lower cost base, supporting year-on-year EBITA margin improvement. We continued to manage costs via our Earn 2 Invest Program, reinvesting savings to drive growth.

•	Strengthen excellence in execution and further develop “sense and simplicity” as a competitive edge: We have implemented an improved management decision support system with granular insight into integral performance per business, market and customer down to product level. We are also striving to install a return on investment (ROI) culture in order to drive, and increase resources for, more effective advertising and promotional campaigns.

Accelerate change
•	Continually optimize the business portfolio, while prioritizing profitable growth and success in selected new value spaces: We have driven double-digit growth in our Health & Wellness business and high single-digit growth in Personal Care, as well as low single-digit growth in Domestic Appliances. We have taken a granular approach to ignite growth, focusing investments at a category/country level.

•	Nourish existing leadership positions, and increase leadership positions in other categories by delighting consumers and winning their preference: We have market share leadership or co-leadership positions in 45% of our businesses in emerging markets and 32% in mature markets. We have Net Promoter Score leadership — a key leading indicator for sales growth — in mother and child care, power toothbrushes and male shaving and grooming, as well as across a range of categories and countries.
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6 Sector performance 6.2.4 - 6.2.5
Implement strategy

•	Grow Health & Wellness: The Health & Wellness business grew in every quarter of 2010. The acquisition of Discus Holdings expands our oral healthcare portfolio and creates synergies with the established dental professional relationships we have through Philips Sonicare. We continue to focus on marketing innovation and expansion in emerging markets to capture this large growth opportunity.

•	Manage TV to profitability: We successfully extended our brand licensing partnerships with Videocon (India) and TPV (China). We continued to reduce costs, and we established forward integration and co-location partnerships with TPV, LG Display and Sharp. However, due to high stock levels in retail and strong price erosion, as well as a deterioration of results in China as a consequence of a delay in closing local licensing agreement, TV was not profitable over the full year. Year-on-year improvement in profitability generated an EBITA loss of EUR 95 million, excluding restructuring charges of EUR 30 million.

•	Improve geographical coverage and strengthen position in Brazil, Russia, India and China through managerial focus and investment: We substantially increased our advertising and promotion spend in emerging markets, and continued to invest in local talent. We announced our intention to move the global headquarters of our Domestic Appliances business to Shanghai, as well as investing in local business creation capabilities for kitchen appliances across four local innovation centers. Three of these centers are located in emerging markets.

•	Accelerate excellence in key strategic capabilities: leadership, professional endorsement, new channels, online, category management and new business models: We pioneered online and social media, including the Philips AVENT support center for mothers, an impartial resource supported by healthcare professionals. We also implemented a major online and social media campaign for our Wake-up Light, which featured residents of the most northerly town on Earth, where almost four months of darkness makes waking in the morning all that much tougher. We grew our online sales by more than 20% year-on-year.

•	Drive profitable growth through Green Products: We introduced more than 150 new Green Products to our portfolio in 2010, resulting in total Green Product sales of 34% of sector sales. While the increase in Green Product sales was achieved across all business areas, the green focal area that saw the greatest improvement was energy efficiency. We have also worked on the voluntary phase-out of polyvinyl chloride (PVC) and brominated flame retardants (BFR), enabling our Lifestyle Entertainment and Personal Care businesses to launch products which are completely free of these substances. We launched the Econova LED TV, Europe’s greenest LED TV, with a solar remote control. Named “European Green TV 2010-2011” by the European Imaging & Sound Association (EISA), Econova LED TV addresses people’s concerns about the environment without compromising on performance. It reduces energy consumption by 60% — the lowest in its category — and is made from 60% recycled aluminum. Its packaging is 100% paper-based cardboard, and it is completely PVC- and BFR-free.
6.2.5	2010 financial performance

2010 proved to be a challenging year for driving sales growth in Consumer Lifestyle. We began the year with strong comparable sales growth in the first two quarters, though we experienced sales declines in the last two quarters, with high stock levels in retail and, consequently, strong price erosion, particularly in Television. For the year, our sales increased by EUR 439 million, or nominal growth. However, adjusted for favorable currency and unfavorable portfolio changes, comparable sales growth was limited to 1%.

Key data
in millions of euros

	2008	2009	2010
Sales	10,889	8,467	8,906
of which Television	4,724	3,122	3,155
Sales growth
% increase (decrease), nominal	(17)	(22)	5
% increase (decrease), comparable1)	(9)	(17)	1
Sales growth excl. Television
% increase (decrease), nominal	(13)	(13)	8
% increase (decrease), comparable1)	(6)	(12)	1
EBITA 1)	126	339	639
of which Television	(436)	(179)	(125)
as a % of sales	1.2	4.0	7.2
EBIT1)	110	321	595
of which Television	(436)	(179)	(130)
as a % of sales	1.0	3.8	6.7
Net operating capital (NOC)1)	798	625	911
of which Television	(238)	(386)	(299)
Cash flows before financing activities1,2)	238	598	404
of which Television	(487)	(16)	(117)
Employees (FTEs)	17,145	18,389	17,706
of which Television	4,742	4,766	3,613

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report

2)	Prior period amounts have been revised to reflect an adjusted sector allocation
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We achieved double-digit growth at Health & Wellness and high single-digit growth at Personal Care, driven by our increased investment in advertising and promotion. Sales at Domestic Appliances showed low single-digit growth, as strong growth in emerging markets, notably China, was partly offset by lower sales in mature markets. Comparable sales grow that Television was limited to 1%, while sales declined at Audio & Video Multimedia and Accessories.

From a geographical perspective, we recorded 6% comparable sales growth in emerging markets, which was partly offset by a 2% decline in mature markets, Western Europe. Sales growth in emerging markets was driven by solid growth in Latin America and Russia, though this was tempered by a sales decline in China. The decline in China was substantially due to a delay in the implementation of the brand licensing agreement for Television with TPV. Emerging markets’ share of sector sales increased from 37% in 2009 to 41% in 2010. Green Product sales amounted to over EUR 3 billion and increased from 23% of total sales in 2009 to 34% in 2010.

EBITA significantly improved from EUR 339 million, or 4.0% of sales, in 2009 to EUR 639 million, or 7.2% of sales, in 2010. Restructuring and acquisition-related charges amounted to EUR 61 million in 2010, compared to EUR 136 million in 2009. The year-on-year EBITA improvement was largely driven by improved gross margin, fixed cost savings, the previous year’s EUR 48 million product recall-related charges, and lower restructuring charges. EBITA was higher than in 2009 in all businesses, notably Domestic Appliances and Television.

EBIT amounted to EUR 595 million, or 6.7% of sales, which included EUR 44 million of amortization charges, mainly related to amortization of intangible fixed assets at Health & Wellness and Domestic Appliances.

Net operating capital increased from EUR 625 million in 2009 to EUR 911 million in 2010, primarily due to higher inventories at Television and an increase in assets following the acquisition of Discus Holdings.

Cash flows before financing activities declined from an inflow of EUR 598 million in 2009 to an inflow of EUR 404 million. The decline was mainly attributable to lower cash inflow from changes in working capital, partly offset by higher earnings.

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report.
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6 Sector performance 6.2.5 - 6.2.6
6.2.6	Strategy and 2011 objectives

Philips Consumer Lifestyle will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of health and well-being

Consumer Lifestyle has defined the following key business objectives for 2011:

Drive performance

•	Accelerate top-line growth, growing market shares and increasing market penetration in selected business/ market combinations

•	Maintain market share and optimize profitability in selected other business/market combinations

•	Increase outright leadership positions in Net Promoter Score, underpinned by a strong focus on product performance and quality

•	Drive operational excellence end-to-end through the value chain

•	Deliver on our EcoVision sustainability commitments

Improve capabilities

•	Champion consumer and retailer responsiveness, organizing around customers and markets and moving decision-making closer to markets

•	Develop new go-to-market channels and opportunities

•	Accelerate high-impact innovation relevant to local consumer needs to beat competition

•	Drive an agile organization with fast decision-making and clear accountabilities

Implement strategy

•	Grow Personal Care, Health & Wellness, Domestic Appliances and Coffee businesses

•	Continue to strengthen Television business and manage it towards profitability

•	Maintain position in Audio & Video Multimedia and Accessories while driving growth in selected market business/market combinations

•	Grow emerging markets and make China a global home, building business creation capabilities

•	Strengthen our portfolio with targeted mergers and acquisitions
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6 Sector performance 6.3 - 6.3
6.3     Lighting
“Interms of performance, 2010 was a record year for Lighting, with significant growth of our top line and our profitability. As an organization, we are becoming much more customer-centric, and this is enabling us to capture attractive oppurtunities in both professional and consumer markets.” Rudy Provoost, CEO Philips Lighting.

€ 7.6 billion	11.5%	€590 million
sales	EBITA as a % of sales	cash Flows before financing activities
•	Lighting industry undergoing a radical transformation

•	Important global trends underpinning strategy

•	Winning in LED

Introduction

A number of global trends are changing the way people use light. Lighting solutions are transforming urban environments, creating livable cities through the use of light to enhance safety, municipal identity and well-being; consumers are increasingly applying lighting to create their own ambience at home as a statement of their lifestyle; building owners and retailers are recognizing the benefits of energy-efficient lighting in reducing their operational costs; and schools are learning how lighting can improve education.

At the same time, more and more people are keen to help tackle the issues of climate change and rising energy costs. Many countries and regions have introduced legislative measures to address energy consumption and the emission of greenhouse gases, which are linked to climate change. In particular, 2010 saw further legislation to phase out old, incandescent lighting and other energy-inefficient forms of electric lighting. Philips will continue to play a significant role in encouraging and enabling the switch to energy-efficient lighting solutions, helping our customers to save on energy costs while making a positive contribution to the environment.

Another key development is the ongoing trend toward custom solutions. Increasingly aware of the possibilities beyond standard solutions, consumers, businesses and national and municipal authorities demand highly adaptable lighting solutions which they can use to
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6 Sector performance 6.3 - 6.3.3
customize their indoor and outdoor environments as and when they desire. Flexible and dynamic, our LED lighting solutions allow a much higher degree of customization and provide significantly greater possibilities for ambience creation than solutions based on conventional technologies.

6.3.1	Lighting landscape

We see three main transitions that will affect the lighting industry in the years to come. The first is a move towards energy-efficient light sources, in response to rising energy prices and increased awareness of climate change.

The second transition is the move from traditional vacuum-based technologies to solid-state lighting technology (LEDs). LED lighting is the most significant development in lighting since the invention of electric light well over a century ago. Offering unprecedented freedom in terms of color, dynamics, miniaturization, architectural integration and energy efficiency, LED lighting is opening up exciting new possibilities.

The third transition is from bulbs and components as the point of value creation to end-user-driven applications and solutions. Increasingly, these applications and solutions will include lighting controls. We believe that, going forward, a key differentiator among lighting suppliers will be the innovative strength to create systems and solutions that are truly customer-centric.

Between now and 2015, we expect the value of the global lighting market to grow by 7% on a compound annual basis, assuming global economic growth (GDP) of around 4%. The majority of the value will be in LED-based solutions and products — heading towards 50% by 2015. As one of the global leaders in LED components, applications and solutions, with a strong global presence across the LED value chain, we believe we are well positioned for the changes at hand.

The lighting industry as a whole has been recovering in 2010 from the global economic developments in 2009, though recovery is unevenly spread, with demand picking up in emerging markets in particular. For example, the Chinese authorities are expected to calibrate policy to ensure that the economy continues to grow at around 8% in 2011, despite the slowdown in the West. Emerging markets have rebounded strongly (with the exception of much of Eastern Europe, which is constrained by an ongoing public- and private-sector balance-sheet adjustment), but indicators suggest that most of the rebound is now over, with expansion expected to settle into a more sustainable trajectory.

Automotive and Lumileds markets benefited most from regained confidence and economic growth. Luminaires markets are still slow, particularly in the mature markets. Total world construction spend is expected to increase at a compound annual growth rate of about 5% over the period 2010-15. Early signs of revival in 2010 could be observed in the infrastructure sector, with 1.5% growth year-on-year.

6.3.2	Simply enhancing life with light

Philips Lighting is dedicated to enhancing life with light through the introduction of innovative and energy- efficient solutions or applications for lighting. Our approach is based on obtaining direct input both from customers and from end-users/consumers. Through a market segment-based approach, we can assess customer needs in a targeted way, track changes over time and define new insights that fuel our innovation process and ultimately increase the success rate of new propositions introduced onto the market.

We aim to be the true front-runner in design-led, market and consumer-driven innovation — both in conventional lighting and in solid-state lighting — while continuing to contribute to responsible energy use and sustainable growth.

We believe the rise of LED, coupled with our global leadership, positions us well to continue to deliver on our mission to simply enhance life with light.

6.3.3	About Philips Lighting

Philips Lighting is a global market leader, with recognized expertise in the development, manufacturing and application of innovative lighting solutions. We have pioneered many of the key breakthroughs in lighting over the past 100 years, laying the basis for our current position.

We address people’s lighting needs across a full range of market segments. Indoors, we offer specialized lighting solutions for homes, shops, offices, schools, hotels, factories and hospitals. Outdoors, we provide lighting for public spaces, residential areas and sports arenas. We also help to make roads and streets safer for traffic and other road users (car lights and street lighting). In addition, we address the desire for light-inspired experiences through architectural projects. Finally, we offer specific applications of lighting in specialized areas, such as horticulture, refrigeration lighting and signage, as well as heating, air and water purification, and healthcare.
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Philips Lighting spans the entire lighting value chain — from lighting sources, electronics and controls to full applications and solutions — via the following businesses:
•	Lamps: incandescent, halogen, (compact) fluorescent, high-intensity discharge

•	Consumer Luminaires: functional, decorative, lifestyle, scene-setting

•	Professional Luminaires: city beautification, road lighting, sports lighting, office lighting, shop/hospitality lighting, industry lighting

•	Lighting Systems & Controls: electronic and electromagnetic gear, controls, modules and drivers

•	Automotive Lighting: car headlights, car signaling, interior

•	Packaged LEDs

•	LED solutions: modules, LED replacement lamps
The Lamps business conducts its sales and marketing activities through the professional, OEM and consumer channels, the latter also being used by our Consumer Luminaires business. Professional Luminaires is organized in a trade business (commodity products) and a project solutions business (project luminaires, systems and services). For the latter, the main focus is on specifiers, lighting designers, architects and urban planners. Automotive Lighting is organized in two businesses: OEM and After-market. Lighting Systems & Controls, Special Lighting Applications and Packaged LEDs/LED solutions conduct their sales and marketing through both the OEM and professional channels.

The conventional lamps industry is highly consolidated, with GE and Siemens/Osram as key competitors. The LED lamps and fluorescent retrofit industry is in its early days, with a huge number of competitors entering the marketplace. The luminaires industry is fragmented, with our competition varying per region and per segment. Our Lighting Systems & Controls and Automotive Lighting businesses are again more consolidated. In the world of digital lighting, a wide range of new entrants are active in the transition to LED lighting as well as in the transition to applications and solutions.

Philips Lighting has manufacturing facilities in some 25 countries in all regions of the world and sales organizations in more than 60 countries. Commercial activities in other countries are handled via dealers working with our International Sales organization. Lighting has approximately 53,000 employees worldwide.

Lighting strives for compliance with relevant regulatory requirements, including the European Union’s Waste from Electrical and Electronic Equipment (WEEE), Restriction of Hazardous Substances (RoHS), Energy- using Products (EuP) and Energy Performance of Buildings (EPBD) directives.

With regard to sourcing, please refer to sub-section 5.3.3, Supply management, of this Annual Report.

6.3.4	Progress against targets

The Annual Report 2009 set out a number of key targets for Philips Lighting in 2010. The advances made in addressing these are outlined below.
Drive performance
•	Drive our performance through capturing growth while managing cost and cash: Nominal sales grew by 15%, delivering a significant improvement in profitability and cash flow.

•	Win with customers in key markets: Our market share remained steady, and over two-thirds of our business/ market combinations have a leadership position in NPS.

•	Improve our relative position in emerging markets, especially China, India and Latin America: Comparable sales in emerging markets grew from 34% to 38% of total sales, driven by double-digit growth in China, India and Latin America.
Accelerate change
•	Further drive the transitions needed to retain the industry lead in the LED era; optimize the lamps lifecycle, expand share of leading LED solutions in professional and consumer segments: Significant progress was made in growing LED as a percentage of sales from 8% in 2009 to 13% in 2010. We also undertook significant restructuring and rightsizing efforts aimed at gearing up our organization to take full advantage of the LED-driven future opportunities in the lighting industry and adjusting our cost structure to current market conditions. We added a number of acquisitions to our portfolio to strengthen our ability to offer LED solutions across segments. These include Burton, a leading provider of specialized
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lighting solutions for healthcare facilities, and NCW Holdings, a leading Chinese provider of entertainment lighting and lighting control solutions.

•	Continue to invest in extending technological leadership in LED: We made significant R&D and capital investments in LED, including Lumileds, and made considerable progress in creating an integrated LED value chain across Lighting.
Implement strategy
•	Become the lighting solutions leader in the Outdoor segment: We significantly expanded our LED road lighting portfolio in all regions. We have a healthy project pipeline for LED road lighting in China and continue to invest in R&D and our sales force to enhance our offering into turnkey projects. In 2010 we also acquired Amplex’s street lighting controls business to further expand our street lighting offering.

•	Grow our Consumer Luminaires business: We made considerable progress in expanding the business outside Europe. Overall, sales remained broadly in line with 2009 due to ongoing weakness in the residential market in Europe, the business’s core market. The acquisition of Luceplan, a leading high-end design brand in consumer lighting has further strengthened our portfolio.

•	Implement our new Lighting mission,identity and sustainability story — “Simply enhancing life with light”: We have trained more than 85% of all our employees on our new Lighting mission and have seen the uptake reflected in our Employee Engagement Survey and in the positive reactions of external stakeholders, e.g. at Light + Building 2010 and our Capital Markets Day.

In 2010 we invested EUR 230 million in Green Innovation, compared to EUR 185 million in 2009. The energy efficiency of our total product portfolio improved by 9%.
6.3.5	2010 financial performance

Sales amounted to EUR 7,552 million, a nominal increase of 15% compared to 2009, driven by a rebound in sales of general and automotive lamps as well as on going growth of our Lumileds LED business. Excluding a 6% favorable currency impact and a 1% contribution from acquisitions, comparable sales increased by 9%.

The year-on-year sales increase was substantially driven by growth in emerging markets, which grew over 20% on a comparable basis. Emerging market sales grew to over 38% of total Lighting sales, driven by China, India and Brazil, compared to 34% in 2009. In mature markets, sales growth was limited to low single-digits due to lower demand in North America and Western Europe, particularly for Professional and Consumer Luminaires.

A rebound in the global automotive market supported solid, double-digit sales growth in this business. Our general Lamps business also grew strongly compared to 2009, buoyed by demand for high-end lamps in retail and emerging geographies. Ongoing softness in both the residential and commercial construction markets — particularly in mature geographies — meant that sales in our Luminaires businesses remained broadly in line with 2009. Sales of LED-based products grew to over 13% of total sales, up from 8% in 2009, driven by Lumileds, Lamps and Professional Luminaires. Sales of energy-efficient Green Products exceeded EUR 4 billion, or 58% of sector sales.

EBITA amounted to EUR 869 million, or 11.5% of sales, which included EUR 96 million of restructuring and acquisition-related charges. This compared to EUR 247 million of restructuring and acquisition-related charges in 2009. The EBITA improvement was driven by higher sales, improved gross margin and fixed cost savings from restructuring programs.

EBIT amounted to EUR 695 million, or 9.2% of sales, which included EUR 174 million of amortization of intangible fixed assets, mainly from Lumileds and Genlyte.

Net operating capital increased by EUR 457 million to EUR 5.6 billion, due to unfavorable currency translation, higher activity levels and additional LED-related capital expenditures.

Cash flows before financing activities declined from EUR 624 million in 2009 to EUR 590 million, reflecting higher cash earnings which were more than offset by higher working capital requirements and additional growth- focused investments in capital expenditures.
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Key data in millions of euros

	2008	2009	2010
Sales	7,362	6,546	7,552
Sales growth
% increase, nominal	16	(11)	15
% increase, comparable1)	3	(13)	9
EBITA1)	480	145	869
as a % of sales	6.5	2.2	11.5
EBIT1)	24	(16)	695
as a % of sales	0.3	(0.2)	9.2
Net operating capital (NOC)1)	5,712	5,104	5,561
Cash flows before financing activities1,2)	(1,181)	624	590
Employees (FTEs)	57,367	51,653	53,888

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report

2)	Prior period amounts have been revised to reflect an adjusted sector allocation
6.3.6	Strategy and 2011 objectives
Philips Lighting will continue to play an important role in the realization of Philips’ strategic ambitions in the domain of health and well-being.

Lighting has defined the following key business objectives for 2011:

Drive performance
•	Accelerate growth and gain market share in:
-	LED lighting

-	Segment-specific solutions

-	Emerging markets
•	Enhance customer service levels

•	Increase outright NPS leadership positions and brand preference

•	Continue to optimize profit, minimize cost, maximize cash
Improve capabilities
•	Reinforce a growth culture based on:
-	Speed

-	Customer responsiveness

-	Empowerment
•	Improve market impact through integral business models and end-to-end value chain execution

•	Drive innovation effectiveness
-	Faster innovation cycles

-	Better time-to-market

-	Seamless strategy/design/marketing/technology cooperation
•	“Resource to win” through strategic workforce planning and by enhancing diversity, talent and competency management
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Implement strategy
•	Lead in LED light sources while further optimizing conventional lighting

•	Win in LED-powered lighting solutions, focusing on:
-	Professional applications in Outdoor, Retail, Office, and specific local priorities

-	Philips brand expansion in consumer lighting
•	Deliver on our EcoVision sustainability ambitions

•	Strengthen emerging markets
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6     Sector performance     6.4 - 6.4.1
6.4	Group Management & Services
“In 2010 we continued to shift resources to emerging markets, expanding our commercial and industrial footprint, increasing our innovation and sourcing capabilities, and developing local competences and talent.” Gottfried Dutiné, Member of the Board of Management

6.2%	33%	45%
R&D spend as a % of sales	of sales from emerging markets	of employees located in emerging markets
Philips’ performance by market cluster is based on the following:
•	Emerging markets, including key markets in China, India, and Latin America and other markets including Central and Eastern Europe, Russia, Ukraine and Central Asia, the Middle East and Africa, Turkey and ASEAN zone

•	Mature markets, including Western Europe, North America, Japan, Korea, Israel, Australia and New Zealand
Introduction

Group Management & Services comprises the activities of the corporate center including Philips’ global management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans, as well as Corporate Technologies, Corporate Investments, New Venture Integration and Philips Design. Additionally, the global shared business services for purchasing, finance, human resources, IT, real estate and supply are reported in this sector.
6.4.1	Corporate Technologies
Corporate Technologies feeds the innovation pipeline, enabling its business partners — the three Philips operating sectors and external companies — to create new business options through new technologies, venturing and intellectual property development, improve time-to-market efficiency, and increase innovation effectiveness via focused research and development activities.

Corporate Technologies encompasses Corporate Research, the Incubators, Intellectual Property & Standards (IP&S), the Philips Innovation Campus as well as Applied Technologies. In total, Corporate Technologies employs about 3,900 professionals around the globe.
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Corporate Technologies actively participates in ‘open innovation’ through relationships with academic and industrial partners, as well as via European and regional projects, in order to improve innovation efficiency and share the related financial exposure. The High Tech Campus in Eindhoven, the Netherlands, the Philips Innovation Campus in Bangalore, India, and Research Shanghai, China, are prime examples of environments enabling open innovation. In this way, we ensure proximity of innovation activities to emerging markets.

Philips Research is a key innovation partner for Philips’ business sectors. It has three main roles. Firstly, it creates new technologies that help to spur the growth of the Philips businesses. Secondly, it develops unique intellectual property (IP), which will enable longer-term business and creates standardization opportunities for Philips. Lastly, it prepares the ground for the creation of adjacent businesses in the sectors based on technology-enabled innovation in strategically aligned application areas.

In 2010, scientists from Philips Research developed the first-ever organic light-emitting diode (OLED) module that can be powered directly from a mains electricity supply. The prototype opens the door to OLED systems that can be directly plugged into standard power outlets without the need for bulky power management circuitry. This will reduce the bill of materials and simplify luminaire design for future OLED-based systems aimed at mass-market general illumination applications. In the Healthcare area, Philips Research is developing a Radio Frequency Ablation Cockpit, which covers preparation, planning and execution of minimally invasive tumor ablation procedures by clinicians. For therapy planning, the cockpit leverages the tumor visualization capabilities of pre-operative CT and/or PET imaging plus automated generation of target ablation plans. For targeted needle placement, it combines these with the real-time imaging capabilities of ultrasound and precision needle-tip navigation technology based on electromagnetic tracking.

Philips has three incubation organizations: the Healthcare, Consumer Lifestyle and Lighting & Cleantech Incubators. The main purpose of the Incubators is to create strategic growth opportunities for Philips. In some cases, spin-out or technology licensing is considered. In Healthcare, Philips made an anchor investment in the healthcare technology fund Gilde Healthcare III, which has a target size of EUR 200 million. In Consumer Lifestyle, DirectLife, launched in 2009, now has over 30,000 active users losing weight, getting fit and staying healthy. In the second half of 2010, a new Skin Care venture became operational to help women who are confused about their skin type and the products they should use. Our novel Crystalize imaging technology gives women factual, objective information and better knowledge about their skin so they can make smarter choices and achieve a more beautiful skin.

Philips further developed digital pathology solutions to ease the workload and support decision making in central and hospital-based pathology departments.

Philips IP&S proactively pursues the creation of new intellectual property in close co-operation with Philips’ operating sectors and the other departments within Corporate Technologies. IP&S is a leading industrial IP organization providing world-class IP solutions to Philips’ businesses to support their growth, competitiveness and profitability. Philips’ IP portfolio currently consists of about 50,000 patent rights, 36,000 trademarks, 63,000 design rights and 3,900 domain name registrations. Philips filed approximately 1,300 patents in 2010, with a strong focus on the growth areas in health and well-being. IP&S participates in the setting of standards to create new business opportunities for the Healthcare, Consumer Lifestyle and Lighting sectors. A substantial portion of revenue and costs is allocated to the operating sectors. Philips believes its business as a whole is not materially dependent on any particular patent or license, or any particular group of patents and licenses.

Applied Technologies is a showcase for our open innovation approach, supporting customers both inside and outside Philips through new technologies, new business ideas, consultancy and new product development and introduction services. Applied Technologies is an active player in solutions for the healthcare sector and energy solutions, including solar cells and energy management.
6.4.2	Corporate Investments
The remaining business within Corporate Investments — Assembléon — is a wholly owned subsidiary that develops, assembles, markets and distributes a diverse range of surface-mount technology placement equipment. In 2010 we announced our attention to sell a majority stake in Assembléon to H2 Equity Partners, an independent private equity firm. Philips will retain a 20% stake in Assembléon once the transaction is completed.
6.4.3	New Venture Integration
The New Venture Integration group focuses on the integration of newly acquired companies across all sectors.
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6.4.4	Philips Design
Philips Design is one of the longest-established design organizations of its kind in the world. It is headquartered in Eindhoven, the Netherlands, with branch studios in Europe, the US and Asia Pacific. Its creative force comprises designers, psychologists, ergonomists, sociologists, philosophers and anthropologists working together to understand people’s needs and desires, in order to generate designs which support people in accomplishing and experiencing things in natural, intuitive ways.

Philips Design’s forward-looking exploration projects deliver vital insights for new business development, supporting the transformation towards a health and well-being company.
6.4.5	2010 financial performance
In 2010, sales were EUR 23 million higher than in 2009, mainly due to higher license revenues and higher sales at Assembléon.

EBITA in 2010 amounted to a loss of EUR 142 million, compared to a loss of EUR 282 million in 2009. The year-on-year improvement in EBITA was mainly attributable to higher revenue, lower overhead costs and the discontinuation of Molecular Healthcare.

EBITA at Corporate Technologies was EUR 99 million higher than in 2009, attributable to higher license revenue, the discontinuation of Molecular Healthcare and 2009’s asset write-offs.

Corporate & Regional costs were EUR 32 million lower than in 2009, attributable to lower restructuring charges and continuous focus on cost reduction.

EBITA at Pensions was EUR 42 million lower than in 2009, in part due to that year’s EUR 134 million curtailment gain on retiree medical benefit plans, partly offset by a EUR 119 million gain in 2010, in part due to a change in indexation.

EBITA at Service Units and other improved from a loss of EUR 88 million in 2009 to a loss of EUR 37 million. The improvement was largely driven by lower restructuring charges in our global service units.

Net operating capital declined to negative EUR 3.3 billion, mainly attributable to lower prepaid pension cost related to the pension plan in Netherlands, which is no longer recognized as an asset.

Cash flows before financing activities improved from an outflow of EUR 785 million in 2009 to an outflow of EUR 679 million, mainly attributable to higher cash earnings and the EUR 485 million of final asbestos payments in 2009. This was partly offset by lower proceeds on the sale of stakes, mainly reflecting the sale of LG Display and Pace Micro Technology in 2009.
Key data
in millions of euros

	2008	2009	2010
Sales	485	337	360
Sales growth
% increase (decrease), nominal	(34)	(31)	7
% increase (decrease), comparable1)	(26)	(30)	6
EBITA Corporate Technologies	(126)	(162)	(63)
EBITA Corporate & Regional costs	(234)	(174)	(142)
EBITA Pensions	14	142	100
EBITA Service Units and other	(355)	(88)	(37)

EBITA1)	(701)	(282)	(142)
EBIT1)	(701)	(282)	(147)
Net operating capital (NOC)1)	(1,226)	(1,514)	(3,309)
Cash flows before financing activities1,2)	1,815	(785)	(679)
Employees (FTEs)	11,335	11,586	11,928

1)	For a reconciliation to the most directly comparable GAAP measures, see chapter 16, Reconciliation of non-GAAP information, of this Annual Report

2)	Prior period amounts have been revised to reflect an adjusted sector allocation
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7     Risk management     7 - 7.1
7     Risk management
Introduction

The following section presents an overview of Philips’ approach to risk management and business controls and a description of the nature and the extent of its exposure to risks. Philips’ risk management focuses on the following risk categories: Strategic, Operational, Compliance and Financial risks. These are further described in section 7.2, Risk categories and factors, of this Annual Report. The risk overview highlights the main risks known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Some risks not yet known to Philips, or currently believed not to be material, could ultimately have a major impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

All oral and written forward-looking statements made on or after the date of this Annual Report and attributable to Philips are expressly qualified in their entirety by the factors described in the cautionary statement included in chapter 20, Forward-looking statements and other information, of this Annual Report and the risk factors described in section 7.2, Risk categories and factors, of this Annual Report.
7.1	Our approach to risk management and business control

Risk management forms an integral part of the business planning and review cycle. The company’s risk and control policy is designed to provide reasonable assurance that objectives are met by integrating management control into the daily operations, by ensuring compliance with legal requirements and by safeguarding the integrity of the company’s financial reporting and its related disclosures. It makes management responsible for identifying the critical business risks and for the implementation of fit-for-purpose risk responses. Philips’ risk management approach is embedded in the areas of corporate governance, Philips Business Control Framework and Philips General Business Principles.
Corporate governance

Corporate governance is the system by which a company is directed and controlled. Philips believes that good corporate governance is a critical factor in achieving business success. Good corporate governance derives from, amongst other things, solid internal controls and high ethical standards.
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The quality of Philips’ systems of business controls and the findings of internal and external audits are reported to and discussed in the Audit Committee of the Supervisory Board. Internal auditors monitor the quality of the business controls through risk-based operational audits, inspections of financial reporting controls and compliance audits. Audit committees at the corporate level (Finance and IT/Supply) and the sector level (Healthcare, Lighting, Consumer Lifestyle, Group Management & Services) meet quarterly to address weaknesses in the business controls infrastructure as reported by internal and external auditors or revealed by self-assessment of management, and to take corrective action where necessary. These audit committees are also involved in determining the desired company-wide internal audit planning as approved by the Audit Committee of the Supervisory Board. An in-depth description of Philips’ corporate governance structure can be found in chapter 12, Corporate governance, of this Annual Report.

Philips Business Control Framework

The Philips Business Control Framework (BCF), derived from the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework on internal control, sets the standard for risk management and business control in Philips. The objectives of the BCF are to maintain integrated management control of the company’s operations, in order to ensure integrity of the financial reporting, as well as compliance with laws and regulations.

As part of the BCF, Philips has implemented a global standard for internal control over financial reporting (ICS). The ICS, together with Philips’ established accounting procedures, is designed to provide reasonable assurance that assets are safeguarded, that the books and records properly reflect transactions necessary to permit preparation of financial statements, that policies and procedures are carried out by qualified personnel and that published financial statements are properly prepared and do not contain any material misstatements. ICS has been deployed in all main reporting units, where business process owners perform an extensive number of controls, document the results each quarter, and take corrective action where necessary. ICS supports sector and functional management in a quarterly cycle of assessment and monitoring of its control environment. Findings of management’s evaluation are reported to the Board of Management.

As part of the Annual Report process, management’s accountability for business controls is enforced through the formal issuance of a Statement on Business Controls and a Letter of Representation by sector and functional management to the Board of Management. Any deficiencies noted in the design and operating effectiveness of controls over financial reporting which were not completely remediated are evaluated at year-end by the Board of Management. The Board of Management’s report, including its conclusions regarding the effectiveness of internal control over financial reporting, can be found in section 13.1, Management’s report on internal control, of this Annual Report.

Philips General Business Principles

The Philips General Business Principles (GBP) govern Philips’ business decisions and actions throughout the world, applying to corporate actions and the behavior of individual employees. They incorporate the fundamental principles within Philips for doing business.

The GBP are available in most of the local languages and are an integral part of the labor contracts in virtually all countries where Philips has business activities. Responsibility for compliance with the principles rests primarily with the management of each business. Every country organization and each main production site has a compliance officer. Confirmation of compliance with the GBP is an integral part of the annual Statement on Business Controls that has to be issued by the management of each business unit. The GBP incorporate a whistleblower policy, standardized complaint reporting and a formal escalation procedure.

The global implementation of the One Philips Ethics hotline seeks to ensure that alleged violations are registered and dealt with consistently within a company-wide system. To drive the practical deployment of the GBP, a set of directives has been published, which are applicable to all employees. There are also separate directives which apply to specific categories of employees (e.g. the Supply Management Code of Ethics and Financial Code of Ethics, refer to www.philips.com/gbp).

In January 2010 an updated and extended version of the GBP Directives came into force, reflecting the latest developments in codes of conduct and business integrity legislation. Key new elements in this edition include a more detailed and explicit definition of the anti-corruption/anti-bribery guidelines and directives (in accordance with the latest FCPA and OECD requirements) and a number of changes designed to further clarify the existing GBP Directives. All employees performing important financial functions must comply with the Financial Code of Ethics which contains, amongst other things, standards to promote honest and ethical conduct, as well as full, accurate and timely disclosure
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7     Risk management     7.1 - 7.1
procedures in order to avoid conflicts of interest. Philips did not grant any waivers of the Financial Code of Ethics in 2010.

Philips implemented a global internal communication program to support local management in their communications about the updated and extended GBP Directives, thereby focusing on a consistent “tone at the top”. A risk-based blueprint for the Compliance Officers organization, which specifies — at country and operational unit level — the time and profile (experience, seniority, functional expertise) required for the Compliance Officer function, was developed for implementation worldwide.

In the course of 2010 significant progress was made with the roll-out of dedicated anti-corruption programs at business and regional level:
•	Standard guidelines for anti-corruption due diligence procedure for the selection of dealers, agents and distributors: a mandatory procedure is in place and deployment is nearing completion.

•	Company-wide anti-corruption training program: the anti-corruption (FCPA) e-learning course was completed by the entire target audience of approx. 35,000 executives and sales and marketing employees.

•	Inventory of dealers/agents/distributors: risk-based, sector-specific processes have been developed for inventorying current agents and distributors, including contracts (terms of agreement) and policies for commission payment and supervision thereof.
The global roll-out of the updated version of the mandatory web-based GBP training, which is designed to reinforce awareness of the need for compliance with the GBP, was completed.

As of 2010, a GBP self-assessment process is fully embedded in the Philips ICS tool, a workflow application supporting sector/function management in monitoring internal controls. Management of reporting units (with > 10 employees) need to answer the questions in the ICS before year-end and report their findings via a dedicated control. Embedding GBP self-assessments in ICS ensures that GBP compliance is now part of sector/function management’s quarterly ICS/SOx monitoring process and that GBP non-compliance issues, if significant, are reported to the Board of Management via the Quarterly Certification Statement process.

For further details, please refer to the General Business Principles paragraph in chapter 15, Sustainability statements, of this Annual Report.
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7 Risk management     7.2 - 7.2
7.2	Risk categories and factors
Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process encourages management to take risks in a controlled manner. In order to provide a comprehensive view of Philips’ business activities, risks and opportunities are identified in a structured way combining elements of a top-down and bottom-up approach. Risks are reported on a regular basis as part of the ‘Business Performance Management’ process. All relevant risks and opportunities are prioritized in terms of impact and likelihood, considering quantitative and/or qualitative aspects. The bottom-up identification and prioritization process is supported by workshops with the respective management at Sector and Corporate Function level. The top-down element ensures that potential new risks and opportunities are discussed on management level and are included in the subsequent reporting process, if found to be applicable. Reported risks and opportunities are analyzed regarding potential cumulative effects and are aggregated on Sector, Cross-Sector/Region and Corporate level. Philips has a structured risk management process to address different risk categories: Strategic, Operational, Compliance and Financial risks.

Strategic risks and opportunities may affect Philips’ strategic ambitions. Operational risks include adverse unexpected developments resulting from internal processes, people and systems, or from external events that are linked to the actual running of each business (examples are solution and product creation, and supply chain management). Compliance risks cover unanticipated failures to implement, or comply with, appropriate policies and procedures. Within the area of Financial risks, Philips identifies risks related to Treasury, Accounting and reporting, Pensions and Tax.

Philips describes the risk factors within each risk category in order of Philips’ current view of expected significance, to give stakeholders an insight into which risks and opportunities it considers more prominent than others at present. The risk overview highlights the main risks and opportunities known to Philips, which could hinder it in achieving its strategic and financial business objectives. The risk overview may, however, not include all the risks that may ultimately affect Philips. Describing risk factors in their order of expected significance within each risk category does not mean that a lower listed risk factor may not have a material and adverse impact on Philips’ business, strategic objectives, revenues, income, assets, liquidity or capital resources. Furthermore, a risk factor described after other risk factors may ultimately prove to have more significant adverse consequences than those other risk factors. Over time Philips may change its view as to the relative significance of each risk factor. Philips does not classify the risk categories themselves in order of importance.
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7     Risk management     7.3 - 7.3
7.3	Strategic risks

As Philips’ business is global, its operations are exposed to economic and political developments in countries across the world that could adversely impact its revenues and income.

Philips’ business environment is influenced by economic conditions globally and in individual countries where Philips conducts business. The high degree of unemployment in certain countries, the level of public debt in the US and certain European countries, as well as uncertainties with respect to the long-term high growth stability of the Chinese economy, may result in lower demand and more challenging market environments across our Sectors. Political developments, for example Healthcare reforms in various countries — such as the US Healthcare Reform — may impose additional uncertainties by redistributing sector spending, changing reimbursement models and fiscal changes.

Numerous other factors, such as fluctuation of energy and raw material prices, as well as global political conflicts, including North Africa, the Middle East and other regions, could continue to impact macroeconomic factors and the international capital and credit markets. Economic and political uncertainty may have a material adverse impact on Philips’ financial condition or results of operations and can also make Philips’ budgeting and forecasting more difficult.

Philips may encounter difficulty in planning and managing operations due to unfavorable political factors, including unexpected legal or regulatory changes such as foreign exchange import or export controls, increased healthcare regulation, nationalization of assets or restrictions on the repatriation of returns from foreign investments and the lack of adequate infrastructure. As emerging markets are becoming increasingly important in Philips’ operations, the above-mentioned risks are also expected to grow and could have an adverse impact on Philips’ financial condition and operating results.

Philips may be unable to adapt swiftly to changes in industry or market circumstances, which could have a material adverse impact on its financial condition and results.

Fundamental shifts in the industry, like the transition from traditional lighting to LED lighting, may drastically change the business environment. If Philips is unable to recognize these changes in good time, is too inflexible to rapidly adjust its business models, or if circumstances arise, such as pricing actions of competitors, growth ambitions, financial condition and operating results could be affected materially.

Acquisitions could expose Philips to integration risks and challenge management in continuing to reduce the complexity of the company.

Philips has recently completed acquisitions, and may continue to do so in the future, exposing Philips to integration risks in areas such as sales and service force integration, logistics, regulatory compliance, information technology and finance. Integration difficulties and complexity may adversely impact the realization of an increased contribution from acquisitions. Philips may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses.

Furthermore, organizational simplification and resulting cost savings may be difficult to achieve. Acquisitions may also lead to a substantial increase in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially adversely affect Philips’ earnings, particularly in Healthcare and Lighting which have significant amounts of goodwill (see also note 8).

Philips’ inability to secure and retain intellectual property rights for products, whilst maintaining overall competitiveness, could have a material adverse effect on its results.

Philips is dependent on its ability to obtain and retain licenses and other intellectual property (IP) rights covering its products and its design and manufacturing processes. The IP portfolio results from an extensive patenting process that could be influenced by, amongst other things, innovation. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Philips. This is particularly applicable to Consumer Lifestyle where third-party licenses are important and a loss or impairment could adversely impact Philips’ financial condition and operating results.
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Philips’ ongoing investments in the “sense and simplicity” brand campaign, with a focus on simplifying the interaction with its customers, translating awareness into preference and improving its international brand recognition, could have less impact than anticipated.

Philips has made large investments in the reshaping of the Group into a more market-driven company focusing on delivering advanced and easy-to-use products and easy relationships with Philips for its customers. The brand promise of “sense and simplicity” is important for both external and internal development. If Philips fails to deliver on its “sense and simplicity” promise, its growth opportunities may be hampered, which could have a material adverse effect on Philips’ revenue and income.

Philips’ overall performance in the coming years is dependent on realizing its growth ambitions in emerging markets.

Emerging markets are becoming increasingly important in the global market. In addition, Asia is an important production, sourcing and design center for Philips. Philips faces strong competition to attract the best talent in tight labor markets and intense competition from local companies as well as other global players for market share in emerging markets. Philips needs to maintain and grow its position in emerging markets, invest in local talents, understand developments in end-user preferences and localize the portfolio in order to stay competitive. If Philips fails to achieve this, its growth ambitions, financial condition and operating results could be affected materially.
7.4	Operational risks

Failure to achieve improvements in Philips’ solution and product creation process and/or increased speed in innovation-to-market could hamper Philips’ profitable growth ambitions.

Further improvements in Philips’ solution and product creation process, ensuring timely delivery of new solutions and products at lower cost and upgrading of customer service levels to create sustainable competitive advantages, are important in realizing Philips’ profitable growth ambitions. The emergence of new low-cost competitors, particularly in Asia, further underlines the importance of improvements in the product creation process. The success of new solution and product creation, however, depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Philips’s ability to manage the risks associated with new products and production ramp-up issues, the availability of products in the right quantities and at appropriate costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Philips cannot determine in advance the ultimate effect that new solutions and product creations will have on its financial condition and operating results. If Philips fails to accelerate its innovation-to-market processes and fails to ensure that end-user insights are fully captured and translated into solution and product creations that improve product mix and consequently contribution, it may face an erosion of its market share and competitiveness, which could have a material adverse affect on its financial condition and operating results.

If Philips is unable to ensure effective supply chain management, e.g. facing an interruption of its supply chain, including the inability of third parties to deliver parts, components and services on time, and if it is subject to rising raw material prices, it may be unable to sustain its competitiveness in its markets.

Philips is continuing the process of creating a leaner supply base with fewer suppliers, while maintaining dual sourcing strategies where possible. This strategy very much requires close cooperation with suppliers to enhance, amongst other things, time to market and quality. In addition, Philips is continuing its initiatives to reduce assets through outsourcing. These processes may result in increased dependency. Although Philips works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future or that it will be able to replace a
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supplier that is not able to meet its demand. Shortages or delays could materially harm its business. Philips maintains a regular review of its strategic and critical suppliers to assess financial stability.

Most of Philips’ activities are conducted outside of the Netherlands, and international operations bring challenges. For example, production and procurement of products and parts in Asian countries are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by a natural disaster in that region.

Due to the fact that Philips is dependent on its personnel for leadership and specialized skills, the loss of its ability to attract and retain such personnel would have an adverse effect on its business.

The attraction and retention of talented employees in sales and marketing, research and development, finance and general management, as well as of highly specialized technical personnel, especially in transferring technologies to low-cost countries, is critical to Philips’ success. This is particularly valid in times of economic recovery. The loss of specialized skills could also result in business interruptions. There can be no assurance that Philips will continue to be successful in attracting and retaining all the highly qualified employees and key personnel needed in the future.

Diversity in information technology (IT) could result in ineffective or inefficient business management. IT outsourcing and off-shoring strategies could result in complexities in service delivery and contract management. Furthermore, we observe a global increase in IT security threats and higher levels of professionalism in computer crime, posing a risk to the confidentiality, availability and integrity of data and information.

Philips is engaged in a continuous drive to create a more open, standardized and consequently, more cost-effective IT landscape. This is leading to an approach involving further outsourcing, off-shoring, commoditization and ongoing reduction in the number of IT systems. The global increase in security threats and higher levels of professionalism in computer crime have raised the company’s awareness of the importance of effective IT security measures, including proper identity management processes to protect against unauthorized systems access. Nevertheless, Philips’ systems, networks, products, solutions and services remain potentially vulnerable to attacks, which could potentially lead to the leakage of confidential information, improper use of its systems and networks or defective products, which could in turn adversely affect Philips’ financial condition and operating results. Additionally, the integration of new companies and successful outsourcing of business processes are highly dependent on secure and well-controlled IT systems.

Warranty and product liability claims against Philips could cause Philips to incur significant costs and affect Philips’ results as well as its reputation and relationships with key customers.

Philips is from time to time subject to warranty and product liability claims with regard to product performance and effects. Philips could incur product liability losses as a result of repair and replacement costs in response to customer complaints or in connection with the resolution of contemplated or actual legal proceedings relating to such claims. In addition to potential losses arising from claims and related legal proceedings, product liability claims could affect Philips’ reputation and its relationships with key customers, both customers for end products and customers that use Philips’ products in their production process. As a result, product liability claims could materially impact Philips’ financial condition and operating results.

Any damage to Philips’ reputation could have an adverse effect on its businesses.

Philips is exposed to developments which could affect its reputation. Such developments could be of an environmental or social nature, or connected to the behavior of individual employees or suppliers and could relate to adherence with regulations related to labor, health and safety, environmental and chemical management. Reputational damage could materially impact Philips’ financial condition and operating results.
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7.5	Compliance risks

Legal proceedings covering a range of matters are pending in various jurisdictions against Philips and its current and former group companies. Due to the uncertainty inherent in legal proceedings, it is difficult to predict the final outcome.

Philips, including a certain number of its current and former group companies, is involved in legal proceedings relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. Since the ultimate outcome of asserted claims and proceedings, or the impact of any claims that may be asserted in the future, cannot be predicted with certainty, Philips’ financial position and results of operations could be affected materially by adverse outcomes.

Please refer to note 24 for additional disclosure relating to specific legal proceedings.

Philips is exposed to governmental investigations and legal proceedings with regard to increased scrutiny of possible anti-competitive market practices.

Philips is facing increased scrutiny by national and European authorities of possible anti-competitive market practices, especially in product segments where Philips has significant market shares. For example, Philips and certain of its (former) affiliates are involved in investigations by competition law authorities in several jurisdictions into possible anti-competitive activities in the Cathode-Ray Tubes (CRT) industry and are engaged in litigation in this respect. Philips’ financial position and results could be materially affected by an adverse final outcome of these investigations and litigation, as well as any potential claims relating to this matter. Furthermore, increased scrutiny may hamper planned growth opportunities provided by potential acquisitions (see also note 24).

Philips’ global presence exposes the company to regional and local regulatory rules which may interfere with the realization of business opportunities and investments in the countries in which Philips operates.

Philips has established subsidiaries in over 80 countries. These subsidiaries are exposed to changes in governmental regulations and unfavorable political developments, which may limit the realization of business opportunities or impair Philips’ local investments. Philips’ increased focus on the healthcare sector increases the exposure to highly regulated markets, where obtaining clearances or approvals for new products is of great importance, and the dependency on the funding available for healthcare systems. In addition, changes in reimbursement policies may affect spending on healthcare.

Philips is exposed to non-compliance with General Business Principles.

Philips’ attempts to realize its growth targets could expose it to the risk of non-compliance with the Philips General Business Principles, in particular anti-bribery provisions. This risk is heightened in emerging markets as corporate governance systems, including information structures and the monitoring of ethical standards, are less developed in emerging markets compared to mature markets. Examples include commission payments to third parties, remuneration payments to agents, distributors, commissioners and the like (‘Agents’), or the acceptance of gifts, which may be considered in some markets to be normal local business practice. (See also note 24.)

Defective internal controls would adversely affect our financial reporting and management process.

The reliability of reporting is important in ensuring that management decisions for steering the businesses and managing both top-line and bottom-line growth are based on top-quality data. Flaws in internal control systems could adversely affect the financial position and results and hamper expected growth.

The correctness of disclosures provides investors and other market professionals with significant information for a better understanding of Philips’ businesses. Imperfections or lack of clarity in the disclosures could create market uncertainty regarding the reliability of the data presented and could have a negative impact on the Philips share price.

The reliability of revenue and expenditure data is key for steering the business and for managing top-line and bottom-line growth. The long lifecycle of healthcare sales, from order acceptance to accepted installation, together with the complexity of the accounting rules for when revenue can be recognized in the accounts presents a challenge to ensure there is consistency of application of the accounting rules over Philips Healthcare’s global business.

Compliance procedures have been adopted by management to ensure that the use of resources is consistent with laws, regulations and policies, and that resources are safeguarded against waste, loss and misuse. Ineffective compliance procedures relating to the use of resources could have an adverse effect on the financial condition and operating results.
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Philips is exposed to non-compliance with data privacy and product safety laws.

Philips’ brand image and reputation would be adversely impacted by non-compliance with the various (patient) data privacy and (medical) product security laws. Privacy and product safety issues may arise with respect to remote access or monitoring of patient data or loss of data on customers’ systems. Philips Healthcare is further subject to various data privacy and safety laws. Privacy and product security issues may arise, especially with respect to remote access or monitoring of patient data or loss of data on our customers’ systems, although Philips Healthcare contractually limits liability, where permitted.

Philips Healthcare operates in a highly regulated product safety and quality environment. Philips Healthcare’s products are subject to regulation by various government agencies, including the FDA (US) and comparable foreign agencies. Obtaining their approvals is costly and time-consuming, but a prerequisite for market introduction. A delay or inability to obtain the necessary regulatory approvals for new products could have a material adverse effect on its business. The risk exists that product safety incidents or user concerns could trigger FDA business reviews which if failed could lead to business interruption which in turn could adversely affect Philips’ financial condition and operating results.
7.6	Financial risks

Philips is exposed to a variety of treasury risks including liquidity risk, currency risk, interest rate risk, commodity price risk, credit risk, country risk and other insurable risk.

Negative developments impacting the global liquidity markets could affect the ability to raise or re-finance debt in the capital markets or could also lead to significant increases in the cost of such borrowing in the future. If the market expected a downgrade or downgrades by the rating agencies or if such a downgrade has actually taken place, it could increase our cost of borrowing, reduce our potential investor base and adversely affect our business.

Philips is exposed to fluctuations in exchange rates, especially between the US dollar and the euro, because a high percentage of its business volume is conducted in the US and as exports from Europe. In addition, Philips is exposed to currency effects involving the currencies of emerging markets such as China, India and Brazil.

Philips is also exposed to interest rate risk particularly in relation to its long-term debt position; this risk can take the form of either fair value or cash flow risk. Failure to effectively hedge this risk can impact Philips’ financial condition and operating results.

Philips’ supply chain is also exposed to fluctuations in energy and raw material prices. In recent times, commodities such as oil have been subject to volatile markets and significant price increases from time to time. If Philips is not able to compensate for or pass on its increased costs to customers, such price increases could have an adverse impact on its financial condition and operating results.

Credit risk of counterparties that have outstanding payment obligations creates exposure for Philips, particularly in relation to accounts receivable and liquid assets and fair values of derivatives and insurance contracts with financial counterparties. A default by counterparties in such transactions can have a material adverse effect on Philips’ financial condition and operating results.

For further analysis, please refer to note 33.
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Corporate Control, together with Sector and Functional management, performs an assessment of financial reporting risks at least annually.

For each risk identified a risk rating is assigned based on the likelihood of occurrence and the potential impact of the risk on the financial statements and related disclosures. In determining the probability that a risk will result in a misstatement of a more than inconsequential amount or material nature, the following factors are considered to be critical: complexity of the associated accounting activity or transaction process, history of accounting and reporting errors, likelihood of significant (contingent) liabilities arising from activities, exposure to losses, existence of related party transaction, volume of activity and homogeneity of the individual transactions processed and changes to the prior period in accounting characteristics.

Important critical reporting risk areas identified within Philips following the risk assessment are:
•	complex accounting for sales-related accruals, warranty provisions, tax assets and liabilities, pension benefits, and business combinations

•	complex sales transactions regarding multi-element deliveries (combination of goods and services)

•	valuation procedures with respect to assets (including goodwill and inventories)

•	past experience of control failures regarding segregation of duties

•	significant (contingent) liabilities such as environmental claims and other litigation

•	outsourcing of high volume/homogeneous transactional finance and IT operations to third-party service providers.
Processes and controls related to the identified critical risk areas will be subject to a more detailed set of requirements regarding control documentation and control evaluation (monitoring) by Sector and Functional management due to their importance for the reliability of the financial statements and disclosures of the Group.

Philips is exposed to a number of different fiscal uncertainties which could have a significant impact on local tax results.

Philips is exposed to a number of different tax uncertainties which could result in double taxation, penalties and interest payments. These include, amongst others, transfer pricing uncertainties on internal cross-border deliveries of goods and services, tax uncertainties related to acquisitions and divestments, tax uncertainties related to the use of tax credits and permanent establishments, tax uncertainties due to losses carried forward and tax credits carried forward and potential changes in tax law that could result in higher tax expense and payments. Those uncertainties may have a significant impact on local tax results which in turn could adversely affect Philips’ financial condition and operating results.

The value of the losses carried forward is not only subject to having sufficient taxable income available within the loss-carried-forward period, but also subject to having sufficient taxable income within the foreseeable future in the case of losses carried forward with an indefinite carryforward period. The ultimate realization of the Company’s deferred tax assets, including tax losses and credits carried forward, is dependent upon the generation of future taxable income in the countries where the temporary differences, unused tax losses and unused tax credits were incurred and during the periods in which the deferred tax assets become deductible. Additionally, in certain instances, realization of such deferred tax assets is dependent upon the successful execution of tax planning strategies. Accordingly, there can be no absolute assurance that all (net) tax losses and credits carried forward will be realized.

For further details, please refer to the fiscal risks paragraph in note 3.

Philips has defined-benefit pension plans in a number of countries. The funded status and the cost of maintaining these plans are influenced by financial market and demographic developments, creating volatility in Philips’ financials.

The majority of employees in Europe and North America are covered by defined-benefit pension plans. The accounting for defined-benefit pension plans requires management to determine discount rates, expected rates of compensation and expected returns on plan assets. Changes in these variables can have a significant impact on the projected benefit obligations and net periodic pension costs. A negative performance of the financial markets could have a material impact on funding requirements and net periodic pension costs and also affect the value of certain financial assets and liabilities of the company.

Details of pension risks

With pension obligations in more than thirty countries, Philips has devoted considerable attention and resources to ensure disclosure, awareness and control of the resulting exposures.

Dependent on the investment policy of the respective pension plans, developments in financial markets may have significant effects on pension liabilities (DBO), pension assets (MVA), resulting Funded Status and net periodic
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7     Risk management     7.6 - 7.6
pension costs (NPPC) of Philips’ pension plans. The pension plans in the Netherlands, the UK, the US and Germany cover approximately 95% of the Philips’ total pension liabilities. To monitor their exposure to the respective risk factors, Philips periodically performs sensitivity analysis of the pension accounting figures. The sensitivity analysis presented and described here is solely based on accounting figures and does not cover funded status or pension cost analysis on an economic or a plan-specific regulatory basis.

Sensitivity analysis

An appropriate overview of Philips’ pension risk exposures can be obtained by a sensitivity analysis of the Funded Status and NPPC for the above mentioned pension plans. The bar charts in the next eight graphs show the sensitivity of the Funded Status and NPPC to changes in interest rates, inflation expectations, equity price levels and longevity. The changes applied in this analysis represent approximately one annual standard deviation, which is based on long-term historical time-series; except for longevity, where one year is added to the average life expectancy. The size of the changes of each of the respective risk factors, which are used in the analysis, are shown in the graphs. The graphs show how much the Funded Status and NPPC change relative to their year-end 2010 levels, if equity price levels, interest rates, inflation expectations and longevity trends deviate from the year-end position.

The sensitivity of the DBO for the Dutch pension plan is dominated by interest rate sensitivity. The liability hedging strategy of the Dutch Pension Plan significantly reduces the interest rate exposure of the Funded Status. Highest sensitivity of the Funded Status of the Dutch plan is caused by changes in inflation expectation.
The Dutch pension plan has maintained a strategic allocation to global equity markets. As a result the Funded Status of the Dutch plan is sensitive to changes in equity prices.

For the UK pension plan, the interest rate and inflation expectation sensitivity of the Funded Status is opposite to the sensitivity in the other countries. This is a result of the liability hedging strategy adopted by the plan, which matches the sensitivities of the pension liabilities on a local valuation basis instead of the accounting basis. The
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exposure to equity is dominated by the NXP equity stake which was sold to the UK pension plan as part of the recovery plan.

Although a liability-driven investment strategy has been implemented for the US pension plans, the Funded Status for these plans still shows a significant exposure to interest rates changes. These US plans also show sensitivity to equity returns.

The German pension plans are the smallest of the four main countries, which is also reflected in the sensitivity of the DBO. The majority of these pension plans are book reserved and therefore the German pension plans are only partially funded. As a result, most of the DBO sensitivity directly translates into Funded Status sensitivity.

The NPPC basically consists of three components: Service Cost (SC), Interest Cost (IC) and Expected Return on Assets (EROA). The sensitivity analyses of the 2011 NPPC show a breakdown into these three components. For the NPPC sensitivity an opposite interest rate change has been applied, since an increase in discount rate causes an increase in NPPC. The NPPC shows for all pension plans the highest sensitivity to interest rate changes. For most pension plans, a higher inflation expectation results in a higher NPPC. The UK plan is an exception to that observation, because the plan has implemented an inflation hedge.
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8     Board of Management     8 - 8
8	Board of Management

The Board of Management operates under the chairmanship of the President/Chief Executive Officer. The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of Koninklijke Philips Electronics N.V. (the ‘Company’), the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities reflecting the functional and business areas monitored and reviewed by the individual members. In accordance with the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board and the General Meeting of Shareholders. The Rules of Procedure of the Board of Management are published on the Company’s website (www.philips.com/investor).

Corporate Governance

A full description of the Company’s corporate governance structure is published in chapter 12, Corporate governance, of this Annual Report.
Gerard Kleisterlee
1946, Dutch
President/Chief Executive Officer (CEO) and Chairman of the Board of Management and the Group Management Committee
President/CEO and Chairman of the Board of Management since April 2001, member of the Board of Management since April 2000 and member of the Group Management Committee since January 1999
Corporate responsibilities: Design, Human Resources Management, Internal Audit, Legal/Compliance/GBP, Marketing & Communication, Strategy
Pierre-Jean Sivignon
1956, French
Executive Vice-President and Chief Financial Officer (CFO)
CFO and member of the Board of Management and the Group Management Committee since June 2005
Corporate responsibilities: Control, Corporate Investments, Fiscal, Information Technology, Investor Relations, Mergers & Acquisitions, New Venture Integration, Pensions, Real Estate, Supply Management, Treasury
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8     Board of Management     8 - 8
Gottfried Dutiné
1952, German
Executive Vice-President and Global Head of Markets & Innovation
Member of the Board of Management since April 2002 and member of the Group Management Committee since February 2002
Corporate responsibilities: Areas and Countries, Emerging Markets, Government Relations, Technology Management
Rudy Provoost
1959, Belgian
Executive Vice-President and Chief Executive Officer of Philips Lighting
Member of the Board of Management since April 2006, member of the Group Management Committee since August 2003 and CEO of Philips Lighting since April 2008
Corporate responsibilities: Lighting Sector, Sales Leadership Board, Sustainability
Steve Rusckowski
1957, American
Executive Vice-President and Chief Executive Officer of Philips Healthcare
Member of the Board of Management since April 2007 and CEO of Philips Healthcare since November 2006
Corporate responsibilities: Healthcare Sector
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9     Group Management Committee     9 - 9
9	Group Management Committee

The Group Management Committee consists of the members of the Board of Management and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board.
Eric Coutinho
1951, Dutch
Member of the GMC since February 2007, Secretary to the Board of Management and Chief Legal Officer since May 2006
Corporate responsibilities: Company Manual, Company Secretary, General Business Principles, Legal
Hayko Kroese
1955, Dutch
Member of the GMC since February 2007, responsible for Human Resources Management since 2007
Corporate responsibilities: Human Resources Management
Maarten de Vries
1962, Dutch
Member of the GMC and Chief Information Officer since September 2007 and Global Head of Purchasing since September 2008
Corporate responsibilities: Information Technology, Purchasing
Marc de Jong
1961, Dutch
Member of the GMC since April 2009 and General Manager of Professional Luminaires since April 2009
Pieter Nota
1964, Dutch
Member of the GMC since August 2010 and CEO of Consumer Lifestyle since September 2010
Frans van Houten
1960, Dutch
Member of the GMC since October 2010
Gerard Ruizendaal — In Memoriam
On December 1, 2010 the Company received the saddening news of the passing away of Mr Gerard Ruizendaal, Chief Strategy Officer and member of the Group Management Committee. Gerard served our company for 27 years. He will be remembered as a fine person, sincere, straightforward with exceptional conceptual capabilities. With his powerful analyses and insights he was able to play a key role in shaping the strategic direction of the company as well as helping to prune and strengthen our business portfolio. Those who worked with him will take pride in having done so. We owe him a great debt of gratitude for his knowledge and insight and we will cherish his memory.

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10	Supervisory Board

The Supervisory Board supervises the policies of the executive management (the Board of Management) and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate and independent body from the Board of Management.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. For details on the activities of the Supervisory Board, see chapter 11, Supervisory Board report, of this Annual Report.
J-M. Hessels
1942, Dutch** ***
Chairman
Member of the Supervisory Board since 1999; third term expires in 2011. Chairman of Corporate Governance and Nomination & Selection Committee
Former CEO of Royal Vendex KBB and currently Chairman of the Board of NYSE Euronext Inc, member of the Supervisory Board of Heineken and Chairman of the Central Planning Committee, Netherlands Bureau for Economic Policy Analysis.
J.M. Thompson
1942, Canadian** ***
Vice-Chairman and Secretary
Member of the Supervisory Board since 2003; second term expires in 2011
Former Executive Vice-Chairman of the Board of Directors of IBM, and director of Hertz and Robert Mondavi; currently member of the Boards of Directors of Toronto Dominion Bank and Thomson Reuters Corporation
C.J.A. van Lede
1942, Dutch**
Member of the Supervisory Board since 2003; second term expires in 2011. Chairman of Remuneration Committee
Former Chairman of the Board of Management of Akzo Nobel and currently Chairman of the Supervisory Board of Heineken, member of the Boards of AirFrance/KLM, Sara Lee Corporation, Air Liquide and Senior Advisor JP Morgan Plc.
E. Kist
1944, Dutch*
Member of the Supervisory Board since 2004; second term expires in 2012. Chairman of Audit Committee
Former Chairman of the Executive Board of ING Group and currently member of the Supervisory Boards of the Dutch Central Bank, DSM, Moody’s Investor Service and Stage Entertainment
J.J. Schiro
1946, American** ***
Member of the Supervisory Board since 2005; second term expires in 2013
Former CEO of Zurich Financial Services and Chairman of the Group Management Board. Also serves on various boards of private and listed companies including Goldman Sachs as Chairman of the audit committee, PepsiCo as presiding director of the Supervisory Board and Reva Medical as member of the Supervisory Board and audit committee
H. von Prondzynski
1949, German*
Member of the Supervisory Board since 2007; first term expires in 2011
Former member of the Corporate Executive Committee of the F. Hofmann-La Roche Group and former CEO of Roche Diagnostics, currently Chairman of the Supervisory Boards of HTL Strefa and Nobel Biocare Holding. Member of the Supervisory Boards of various private and listed companies including Qiagen and Hospira
C.A. Poon
1952, American*
Member of the Supervisory Board since 2009; first term expires in 2013
Former Vice Chairman of Johnson & Johnson’s Board of Directors and Worldwide Chairman of the Pharmaceuticals Group. Currently dean of Ohio State University’s Fisher College of Business and member of the Board of Directors of Prudential and Regeneron
J. van der Veer
1947, Dutch* ***
Member of the Supervisory Board since 2009; first term expires in 2013
Former Chief Executive and currently Non-executive Director of Royal Dutch Shell; Vice-Chairman and Senior Independent Director of Unilever and Vice-Chairman of the Supervisory Board of ING. Member of the Supervisory Board of Concertgebouw N.V.

*	Member of the Audit Committee

**	Member of the Remuneration Committee

***	Member of the Corporate Governance and Nomination & Selection Committee

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11     Supervisory Board report     11 - 11
11	Supervisory Board report

Introduction

General

The supervision of the policies and actions of the executive management (the ‘Board of Management’) of Koninklijke Philips Electronics N.V. (the ‘Company’) is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body and fully independent of the Board of Management. This independence is also reflected in the requirement that members of the Supervisory Board are not a member of the Board of Management or an employee of the Company. The Supervisory Board considers all its members to be independent pursuant to the Dutch Corporate Governance Code of December 2008 (the ‘Dutch Corporate Governance Code’) and the applicable US standards.

While retaining overall responsibility, the Supervisory Board assigns certain of its tasks to three permanent committees: the Corporate Governance and Nomination & Selection Committee, the Remuneration Committee and the Audit Committee. The separate reports of these committees are part of this report and are published below. The members (of the committees) of the Supervisory Board are listed in chapter 10, Supervisory Board, of this Annual Report.

For further information on the Company’s corporate governance structure and a more detailed description of the duties and functioning of the Supervisory Board, see chapter 12, Corporate governance, of this Annual Report.

Activities of the Supervisory Board

Six regular meetings were held in 2010. All members were frequently present at the regular meetings of the Supervisory Board. In addition to the regular meetings an ad hoc meeting took place in November to discuss the succession of the Chief Financial Officer of the Company. The Audit Committee met five times. The Corporate Governance and Nomination & Selection Committee had four regular meetings and several ad hoc meetings in connection with succession matters. The Remuneration Committee had four regular meetings.

During 2010 the Supervisory Board devoted considerable time to discuss the Company’s strategy and discussed the performance and, more in particular, the strategy of the three Sectors. The discussions in respect of the Sectors took place during visits of the Supervisory Board to each Sector, where in-depth discussions were held with the Sector management teams. Furthermore, the Supervisory Board discussed the performance and integration of acquisitions, the economic situation and impact thereof on Philips and the cost reduction and efficiency improvement measures taken to confront the recession, as well as the capital and financing structure of the Philips Group extensively throughout the year.

In January the Supervisory Board discussed the financial performance of the Philips Group in 2009, the management agenda 2010 of the Board of Management, the new strategy for BU Health & Wellness and the agenda for the 2010 General Meeting of Shareholders, including the proposed dividend to shareholders, the dividend policy and recommendations for (re)appointment of candidates for the Board of Management. Moreover, the Supervisory Board received an update on the M&A activities of the Company, and made amendments to the Rules of Procedure of the Supervisory Board.

In February the Supervisory Board discussed the report of the external auditor of the Company and approved the Annual Report 2009. Furthermore, the Supervisory Board approved revisions made to the General Business Principles and Directives of the Company.

In March the Supervisory Board received an update on the M&A activities and the sustainability policy of the Company. The Remuneration Committee gave an update to the full Supervisory Board on remuneration topics.

In June the Vision 2015 strategy of the Company and the Sectors, including risks and opportunities, and a variety of growth scenarios in mature and emerging markets, were discussed during a one and a half day meeting.

In August the Supervisory Board discussed the financial results and received an update with respect to the Company’s M&A activities and ongoing legal proceedings. Further, the members of the Supervisory Board spent two days with the Philips India leadership team and major customers and business partners in New Delhi, India, where they discussed, among other things, the performance and set-up of the Company’s activities in India and the local strategy going forward.

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In October the Supervisory Board discussed the third quarter 2010 financial results, and pension developments and their effect on the Group.

In November the succession of the CFO of the Company was discussed by the Supervisory Board.

In December the Supervisory Board discussed the management agenda 2011, the Annual Operating Plan 2011, the operational performance of the TV business and received an update on supply management within the Company.

Other discussion topics included:
•	financial performance of the Philips Group and the Sectors

•	status of merger and acquisition projects

•	management development and succession planning, especially with respect to the President/CEO and the CFO as well as the CEO of the Consumer Lifestyle Sector

•	evaluation of the Board of Management and its members

•	geographic performance and growth opportunities in emerging markets, including the shift of resources from mature to emerging markets

•	the situation and improvement measures at some businesses that did not perform according to plan

•	the results of the Employee Engagement Survey

•	financial scenarios for 2011 and beyond

•	legal proceedings, including antitrust proceedings

•	the situation at the Philips Pension Fund in the Netherlands and the governance and financial position of the other major pension funds

•	restructuring programs in all sectors
Composition and evaluation of the Supervisory Board

The Supervisory Board currently consists of eight members. The Supervisory Board aims for an appropriate combination of knowledge and experience among its members in relation to the global and multi-product character of Philips’ businesses. Consequently, the Supervisory Board aims for an appropriate level of experience in marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration. The full profile is described in the section Corporate governance. Members are appointed for fixed terms of four years and may be reappointed for two additional four-year terms.

All members of the Supervisory Board completed a questionnaire to verify compliance in 2010 with applicable corporate governance rules and the Rules of Procedure of the Supervisory Board. Based on written feedback from each Supervisory Board member, the Chairman of the Supervisory Board discussed the functioning of the Supervisory Board and its members in private discussions. He shared common themes and conclusions in a private session of the Supervisory Board; items discussed include the follow-up to the evaluation regarding 2009, the composition and competencies of the Supervisory Board, and the set-up and content of meetings and meeting materials. In the same meeting the relationship with the Board of Management was discussed. The three committees of the Supervisory Board reviewed their charters and their functioning and reported thereon to the full Supervisory Board.

Mr Hessels, who joined the Supervisory Board in 1999 and has been Chairman since 2008, will resign as Chairman and as a member of the Supervisory Board at the 2011 General Meeting of Shareholders. We are thankful for his valuable contribution to Philips during his 12-year term as a member of our Board. The Supervisory Board has appointed Mr Van der Veer as its Chairman as from the closing of the 2011 General Meeting of Shareholders.

Further, we would like to express our sincere appreciation to Mr Kleisterlee and Mr Sivignon, who will resign as President/CEO and CFO respectively and as members of the Board of Management at the 2011 General Meeting of Shareholders. Our Board would like to thank them for their vision and outstanding leadership in driving both strategic change and operational improvement within Philips. We wish them both all the best for the future.

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11     Supervisory Board report     11 - 11
Changes Supervisory Board and committees 2010
•	Sir Richard Greenbury resigned as member of the Supervisory Board as from the closing of the 2010 General Meeting of Shareholders.

•	Ms Poon became a member of the Audit Committee as from April 1, 2010.

•	Mr Schiro relinquished his position as member of the Audit Committee and became a member of the Remuneration Committee as from April 1, 2010.

•	Mr Van der Veer became a member of the Corporate Governance and Nomination & Selection Committee as from April 1, 2010.
Changes and reappointments Supervisory Board 2011
•	Mr Hessels will resign as Chairman and member of the Supervisory Board as from the closing of the 2011 General Meeting of Shareholders.

•	The Supervisory Board has appointed Mr Van der Veer as its Chairman as from the closing of the 2011 General Meeting of Shareholders.

•	It is proposed to reappoint Mr Thompson.*

•	It is proposed to reappoint Mr Van Lede.*

•	It is proposed to reappoint Mr Von Prondzynski.*

*	Subject to approval by the General Meeting of Shareholders
Changes Board of Management and Group Management Committee 2010
•	On December 1, 2010 the Company received the sad news of the passing away of Mr Ruizendaal, member of the Group Management Committee and Chief Strategy Officer.

•	Mr Provoost has been reappointed as member of the Board of Management.

•	Mr Rusckowski has been reappointed as member of the Board of Management.

•	Mr Dutiné has been reappointed as member of the Board of Management.

•	Mr Ragnetti has relinquished his position as member of the Board of Management as from September 1, 2010.

•	Mr Harwig has resigned as member of the Group Management Committee as from April 1, 2010, in connection with his retirement.

•	Mr Nota has been appointed as member of the Group Management Committee as from August 1, 2010.

•	Mr Van Houten has been appointed as member of the Group Management Committee as from October 1, 2010.

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Changes Board of Management and Group Management Committee 2011
•	Mr Kleisterlee will retire as President/CEO and as member of the Board of Management as from the closing of the 2011 General Meeting of Shareholders.

•	Mr Sivignon has decided to relinquish his position as CFO and as member of the Board of Management as from the closing of the 2011 General Meeting of Shareholders.

•	It is proposed to appoint Mr Van Houten as President/CEO and as member of the Board of Management.*

•	It is proposed to appoint Mr Wirahadiraksa as member of the Board of Management.*

•	It is proposed to appoint Mr Nota as member of the Board of Management.*

*	Subject to approval by the General Meeting of Shareholders
11.1	Report of the Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee, currently consisting of four members, reviews the corporate governance principles applicable to the Company and the selection criteria and appointment procedures for the Board of Management, the Group Management Committee and the Supervisory Board and advises the Supervisory Board thereon. Furthermore, it supervises the policy of the Board of Management on the selection criteria and appointment procedures for Philips’ senior management.

In 2010 the Committee discussed developments in the area of corporate governance and relevant legislative changes. It also discussed possible agenda items for the upcoming 2011 General Meeting of Shareholders.

The Committee consulted with the President/CEO and other members of the Board of Management on the appointment or reappointment of candidates to fill current and future vacancies on the Board of Management, the Group Management Committee and the Supervisory Board, and prepared decisions and advised the Supervisory Board on the candidates for appointment. The Committee devoted specific attention to the succession of Mr Kleisterlee, who will resign as CEO and President of the Company as per the closing of the 2011 General Meeting of Shareholders, the succession of Mr Sivignon who will resign as CFO and Executive Vice President as per the same date, and the succession of Mr Ragnetti who resigned per August 31, 2010.

For the succession of Mr Kleisterlee, the Committee recommended the procedure for the appointment of the successor. This procedure was initiated in 2009 and included the following steps: profiling the role and the

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11     Supervisory Board report     11.1 - 11.2.1
ideal candidate, identifying qualified and available candidates from inside the Company and externally, assessing and selecting the best suitable candidate, and communicating the recommendation. Following the recommendation of the Committee the Supervisory Board came to a consensus on the candidate to be proposed for appointment by the shareholders. The decision was communicated mid 2010.
11.2	Report of the Remuneration Committee

Introduction

The Remuneration Committee, currently consisting of four members, is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee. In performing its duties and responsibilities the Remuneration Committee is assisted by an in-house remuneration expert acting on the basis of a protocol which ensures that he acts on the instructions of the Remuneration Committee and maintains an independent position in which conflicts of interest are avoided. The Remuneration Committee’s tasks are laid down in the Charter of the Remuneration Committee that forms part of the Rules of Procedure of the Supervisory Board. Currently, no member of the Remuneration Committee is a member of the management board of another listed company.

11.2.1	General remuneration policy

The objective of the remuneration policy for members of the Board of Management is in line with that for executives throughout the Philips Group: to attract, motivate and retain qualified senior executives of the highest caliber, with an international mindset and background essential for the successful leadership and effective management of a large global company. The Board of Management remuneration policy is benchmarked regularly against companies in the general industry and aims at the median market position.

One of the goals behind the policy is to focus on improving the performance of the company and enhance the value of the Philips Group. Consequently, the remuneration package includes a variable part in the form of an annual cash incentive and a long-term incentive consisting of restricted share rights and stock options. Philips has short-term and long-term incentives, the latter predominantly linked to Philips’ long-term strategy. The policy does not encourage inappropriate risk-taking.

The performance targets for the members of the Board of Management are determined annually at the beginning of the year. The Supervisory Board determines whether performance conditions have been met and can adjust the

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pay-out of the annual cash incentive and the long-term incentive grant upward or downward if the predetermined performance criteria were to produce an “unfair” result in extraordinary circumstances. The authority for such adjustments exists on the basis of the ultimum remedium- and claw back clauses (in accordance with best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code). Further information on the performance targets is given in the chapters on the Annual Incentive and the Long-Term Incentive Plan respectively.

11.2.2	Contracts of employment

The main elements of the contracts are made public no later than the date of the notice convening the General Meeting of Shareholders at which the appointment of the member of the Board of Management will be proposed.

Term of appointment

The members of the Board of Management are appointed for a period of 4 years.

Contract terms for current members1)

end of term
G.J. Kleisterlee	April 1, 2011
P-J. Sivignon	April 1, 2013
G.H.A. Dutiné	April 1, 2014
R.S. Provoost	April 1, 2014
S.H. Rusckowski	April 1, 2014

1)	Reference date for board membership is December 31, 2010
Notice period

Termination of employment by a member of the Board of Management is subject to three months’ notice. A notice period of six months will be applicable in the case of termination by the Company.

Severance payment

The severance payment is set at a maximum of one year’s salary, or in case this is ‘manifestly unreasonable’ for a member of the Board of Management in his first appointment period, the amount is maximized at two times the annual salary.

Share Ownership

To further align the interests of the members of the Board of Management and shareholders, restricted share rights granted to members of the Board of Management shall be retained for a period of at least five years or until at least the end of their employment, if this period is shorter.

Scenario analysis

The Remuneration Committee annually conducts scenario analysis. This includes the calculation of remuneration under different scenarios, whereby different Philips performance assumptions and corporate actions are looked at.

11.2.3	Remuneration costs

The table below gives an overview of the costs incurred by the Company in the financial year in relation to the remuneration of the Board of Management. Costs related to stock option and restricted share right grants are taken by the Company over a number of years. As a consequence, the costs mentioned below in the columns stock options and restricted share rights are the accounting cost of multi-year grants given to members of the Board of Management during their board membership.

Information on the individual remuneration of the (former) members of the Board of Management is shown in the tables below as well as in the table in note 31.

The previously granted stock options and restricted share rights of Mr A. Ragnetti continue to vest in accordance with the terms and conditions of the Long-Term Incentive Plan.

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11     Supervisory Board report     11.2.3 - 11.2.6
Remuneration costs Board of Management 20101) in euros

		realized annual		restricted share			other
	base salary	incentive2)	stock options	rights	pension costs		compensation
G.J. Kleisterlee	1,100,000	962,720	328,485	444,005	(255,757	)3)	321,778
P-J. Sivignon	711,250	459,480	187,763	255,398	240,051		28,122
G.H.A. Dutiné	643,750	410,250	185,364	252,057	203,404		135,459
R.S. Provoost	646,250	416,814	185,364	251,225	193,194		30,919
S.H. Rusckowski	646,250	416,814	187,763	255,228	216,814		76,713

1)	Reference date for board membership is December 31, 2010

2)	Annual incentive amount paid relates to performance in 2009

3)	No further accrual of pension benefits after having reached the age of 60 in September 2006, leading to a negative cost
11.2.4	Base salary

The salaries of the members of the Board of Management have been increased in a moderate way on the yearly review date in April 2010, in line with the policy for other employees.

11.2.5	Annual Incentive

Each year, a variable cash incentive (Annual Incentive) can be earned, based on the achievement of specific and challenging targets. The Annual Incentive criteria are for 80% the financial indicators of the Company (net income, comparable sales growth and free cash flow). In 2010 the highest weighting was for comparable sales growth. The comparable sales growth calculation focuses on organic growth of the businesses and excludes currency translation effects and impact of acquisitions/divestments. The 20% team targets comprise the major elements of the management agenda, including sustainability elements such as Employee Engagement Score and Green Product sales.

The on-target Annual Incentive percentage is set at 60% of the base salary for members of the Board of Management and 80% of the base salary for the President/CEO, and the maximum Annual Incentive achievable is 120% of the annual base salary for members of the Board of Management and for the President/CEO it is 160% of the annual base salary.

The Annual Incentive pay-out in any year relates to the achievements of the preceding financial year in relation to agreed targets. As a result, Annual Incentives paid in 2011 relate to the salary levels and the performance in the year 2010. The amounts in the table below will be paid to the members of the Board of Management in April 2011.

Pay-out in 20111) in euros

	realized annual	as a % of base salary
	incentive	(2010)
G.J. Kleisterlee	962,720	87.5%
P-J. Sivignon	469,326	65.6%
G.H.A. Dutiné	426,660	65.6%
R.S. Provoost	426,660	65.6%
S.H Rusckowski	426,660	65.6%

1)	Reference date for board membership is December 31, 2010
11.2.6	Long-Term Incentive Plan

The LTIP consists of a mix of stock options and restricted share rights. It aims to align the interests of the participating employees with the shareholders’ interests and to attract, motivate and retain participating employees.

The stock option plan vests three years after grant, dependent upon employment on the vesting date. The exercise price is the share price upon grant, and the total option term is 10 years.

A restricted share right is a right to receive a share, subject to being employed with Philips on the vesting date. Vesting occurs in three equal tranches 1, 2 and 3 years respectively after grant. An additional 20% of the restricted share rights grant is deferred, subject to the condition that released shares are held for three years after vesting, and employment with Philips is continued during this period.

The actual number of stock options and restricted share rights to be granted to the board members is performance-related and depends on the ranking of Philips in the Total Shareholder Return (TSR) peer group and the realization of the team targets of the Board of Management. The peer group comprises the following companies: Electrolux, Emerson Electric, General

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11     Supervisory Board report     11.2.6 - 11.2.6
Electric, Hitachi, Honeywell International, Johnson & Johnson, Matsushita, Philips, Schneider, Siemens, Toshiba and 3M.

The TSR ranking is the basis for the two different multipliers that apply to the grant of stock options and restricted share rights. The multipliers are determined in line with the table below.

TSR multiplier
Philips’ position ranking	1	2	3	4	5	6
restricted share rights	2.0	1.8	1.6	1.4	1.2	1.0
stock options	1.2	1.2	1.2	1.2	1.0	1.0

TSR multiplier
Philips’ position ranking	7	8	9	10	11	12
restricted share rights	1.0	0.8	0.6	0.4	0.2	0.0
stock options	1.0	1.0	0.8	0.8	0.8	0.8
Based on Philips’ share performance over the period December 2006 — December 2009, Philips ranked 9th in its peer group.

In 2010, members of the Board of Management were granted 276,000 stock options and 69,000 restricted share rights under the LTIP (excluding 20% premium shares deferred for a three-year holding period).

The following tables provide an overview of stock option grants made, but not yet vested (locked up), and of restricted share rights granted but not yet released. The reference date for board membership is December 31, 2010.

Stock options in euros

		number of stock			value at end of lock
	grant date	options	value at grant date	end of lock up period	up period
G.J. Kleisterlee	2007	73,926	644,635	2010	179,655
	2008	67,203	370,961	2011	n.a.
	2009	67,200	186,144	2012	n.a.
	2010	72,000	356,400	2013	n.a.
P-J. Sivignon	2007	42,903	374,114	2010	104,263
	2008	38,403	211,985	2011	n.a.
	2009	38,400	106,368	2012	n.a.
	2010	40,800	201,960	2013	n.a.
G.H.A. Dutiné	2007	39,600	345,312	2010	96,236
	2008	38,403	211,985	2011	n.a.
	2009	38,400	106,368	2012	n.a.
	2010	40,800	201,960	2013	n.a.
R.S. Provoost	2007	39,600	345,312	2010	96,236
	2008	38,403	211,985	2011	n.a.
	2009	38,400	106,368	2012	n.a.
	2010	40,800	201,960	2013	n.a.
S.H. Rusckowski	2007	42,903	374,114	2010	104,263
	2008	38,403	211,985	2011	n.a.
	2009	38,400	106,368	2012	n.a.
	2010	40,800	201,960	2013	n.a.

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11     Supervisory Board report     11.2.6 - 11.2.9
Restricted share rights in euros

				number of restricted
		number of restricted		share rights released	value at release date
	grant date	share rights	value at grant date	in 2010	in 2010
G.J. Kleisterlee	2007	24,642	762,916	8,214	203,954
	2008	22,401	517,687	7,467	185,331
	2009	17,922	226,355	5,974	148,275
	2010	18,000	448,200	n.a.	n.a.
P-J. Sivignon	2007	14,301	442,759	4,767	118,365
	2008	12,801	295,831	4,267	105,907
	2009	10,242	129,356	3,414	84,735
	2010	10,200	253,980	n.a.	n.a.
G.H.A. Dutiné	2007	13,200	408,672	4,400	109,252
	2008	12,801	295,831	4,267	105,907
	2009	10,242	129,356	3,414	84,735
	2010	10,200	253,980	n.a.	n.a.
R.S. Provoost	2007	13,200	408,672	4,400	109,252
	2008	12,801	295,831	4,267	105,907
	2009	10,242	129,356	3,414	84,735
	2010	10,200	253,980	n.a.	n.a.
S.H. Rusckowski	2007	14,301	442,759	4,767	118,365
	2008	12,801	295,831	4,267	105,907
	2009	10,242	129,356	3,414	84,735
	2010	10,200	253,980	n.a.	n.a.
For more details of the LTIP, see note 29.

11.2.7	Pensions

Eligible members of the Board of Management participate in the Executives Pension Plan in the Netherlands consisting of a combination of a defined-benefit (career average) and defined-contribution plan. The target retirement age under the plan is 62.5. The plan does not require employee contributions.

11.2.8	Additional arrangements

In addition to the main conditions of employment, a number of additional arrangements apply to members of the Board of Management. These additional arrangements, such as expense and relocation allowances, medical insurance, accident insurance and company car arrangements, are broadly in line with those for Philips executives in the Netherlands. In the event of disablement, members of the Board of Management are entitled to benefits in line with those for other Philips executives in the Netherlands.

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, like reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O - Directors & Officers) for the persons concerned.

11.2.9	Remuneration Supervisory Board

The table below gives an overview of the remuneration structure, which has remained unchanged since 2008.

Remuneration 20101) in euros per year

	Chairman	Member
Supervisory Board	110,000	65,000
Audit Committee	15,000	10,000
Remuneration Committee	12,500	8,000
Corporate Governance and Nomination & Selection Committee	12,500	6,000
Fee for intercontinental traveling per trip	3,000	3,000

1)	For more details, see note 31

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11     Supervisory Board report      11.2.10 - 11.3
11.2.10	2011

The Remuneration Committee continues to monitor trends and changes in the market. It keeps a watching brief on the continuing alignment between Philips’ strategic objectives and the remuneration policy for the Board of Management.
11.3	Report of the Audit Committee

The Audit Committee, currently consisting of four members, assists the Supervisory Board in fulfilling its supervisory responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s findings and recommendations, independence and performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). Moreover, the Audit Committee evaluates the performance of the external auditor every 3 years, in accordance with the Philips Policy on Auditor Independence.

The Audit Committee met five times in 2010 and reported its findings to the plenary Supervisory Board. The President/CEO, the CFO, the Internal Auditor, the Group Controller and the External Auditor attended all regular meetings. Furthermore, the Audit Committee met each quarter separately with each of the President/CEO, the Chief Financial Officer, the Internal Auditor and the External Auditor.

In accordance with its charter, which is part of the Rules of Procedure of the Supervisory Board, the Audit Committee in 2010 reviewed the Company’s annual and interim financial statements, including non-financial information, prior to publication thereof. It also assessed in its quarterly meetings the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

In its 2010 meetings, the Audit Committee periodically reviewed matters relating to accounting policies, financial risks and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings, identified risks and follow-up actions were examined thoroughly in order to allow appropriate measures to be taken.

With regard to the internal audit, the Audit Committee reviewed, and if required approved, the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal

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11     Supervisory Board report     11.3 - 11.3
audit function. With regard to the external audit, the Audit Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, non-audit services provided by the external auditors in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee has assessed the performance of the External Auditor and advised to the Supervisory Board to re-appoint the External Auditor in 2011 for another period of three years.

Fees KPMG in millions of euros

	2008	2009	2010
Audit fees	17.3	16.3	16.4
- consolidated financial statements	12.5	11.1	10.6
- statutory financial statements	4.8	5.2	5.8

Audit-related fees	4.4	1.2	2.3
- acquisitions and divestments	2.3	0.2	1.0
- other	2.1	1.0	1.3

Tax fees	1.2	0.9	0.4
- tax compliance services	1.2	0.9	0.4

Other fees	2.5	1.3	1.3
- royalty investigation	1.8	0.6	0.3
- sustainability and other services	0.7	0.7	1.0

Total	25.4	19.7	20.4
This table ‘Fees KPMG’ forms an integral part of the Company financial statements, please refer to note J.

In 2010, the Audit Committee periodically discussed the company’s policy on business controls, the GBP including the deployment thereof and amendments thereto, and Philips’ major areas of risk, including the internal auditor’s reporting thereon. The Audit Committee was informed on, discussed and monitored closely the company’s internal control certification processes, in particular compliance with section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls. It also discussed risk management, tax issues, IT strategy, litigation and related provisions, environmental exposures and financing and liquidity of the company, dividend, pensions (including the developments at the Philips Pension Fund in the Netherlands and the governance and financial position of other major pension funds), valuation and performance of financial holdings and recent acquisitions, developments in regulatory investigations, including several investigations into possible anticompetitive activities, as well as a financial evaluation of the investments made in 2007.

Financial statements 2010

The financial statements of Koninklijke Philips Electronics N.V. for 2010, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent auditors. Their reports have been included in the section Group financial statements; section 13.12, Independent auditor’s report — Group, of this Annual Report and the section Company financial statement; section 14.5, Independent auditor’s report — Company, of this Annual Report. We have approved these financial statements, and all individual members of the Supervisory Board (together with the members of the Board of Management) have signed these documents.

We recommend to shareholders that they adopt the 2010 financial statements. We likewise recommend to shareholders that they adopt the proposal of the Board of Management to pay a dividend of EUR 0.75 per common share (up to EUR 710 million), in cash or in shares at the option of the shareholder, against the net income for 2010.

Finally, we would like to express our thanks to the members of the Board of Management, the Group Management Committee and all other employees for their continued contribution during the year.

February 17, 2011

The Supervisory Board

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12     Corporate governance     12 - 12.1
12	Corporate governance

Corporate governance of the Philips group

Introduction

Koninklijke Philips Electronics N.V., a company organized under Dutch law (the ‘Company’), is the parent company of the Philips Group (‘Philips’ or the ‘Group’). The Company, which started as a limited partnership with the name Philips & Co in 1891, was converted into the company with limited liability N.V. Philips’ Gloeilampenfabrieken on September 11, 1912. On May 6, 1994, the name was changed to Philips Electronics N.V., and on April 1, 1998, the name was changed to Koninklijke Philips Electronics N.V. Its shares have been listed on the Amsterdam Stock Exchange, Euronext Amsterdam, since 1913. The shares have been traded in the United States since 1962 and have been listed on the New York Stock Exchange since 1987.

Over the last decades the Company has pursued a consistent policy to enhance and improve its corporate governance in line with Dutch, US and international (codes of) best practices. The Company has incorporated a fair disclosure practice in its investor relations policy, has strengthened the accountability of its executive management and its independent supervisory directors, and has increased the rights and powers of shareholders and the communication with investors. The Company is required to comply with, inter alia, Dutch Corporate Governance rules, the US Sarbanes-Oxley Act, New York Stock Exchange rules and related regulations, insofar as applicable to the Company. A summary of significant differences between the Company’s corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company’s website (www.philips.com/investor).

In this report, the Company addresses its overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code of December 10, 2008 (the ‘Dutch Corporate Governance Code’). This report also includes the information which the Company is required to disclose pursuant to the governmental decree on Article 10 Takeover Directive and the governmental decree on Corporate Governance. The Supervisory Board and the Board of Management, which are responsible for the corporate governance structure of the Company, are of the opinion that the principles and best practice provisions of the Dutch Corporate Governance Code that are addressed to the Board of Management and the Supervisory Board, interpreted and implemented in line with the best practices followed by the Company, are being applied. Deviations from aspects of the corporate governance structure of the Company, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Dutch Corporate Governance Code are submitted to the General Meeting of Shareholders for discussion under a separate agenda item.
12.1	Board of Management

Introduction

The executive management of Philips is entrusted to its Board of Management under the chairmanship of the President/Chief Executive Officer and consists of at least three members (currently five). The members of the Board of Management have collective powers and responsibilities. They share responsibility for the management of the Company, the deployment of its strategy and policies, and the achievement of its objectives and results. The Board of Management has, for practical purposes, adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. According to the Company’s corporate objectives and Dutch law, the Board of Management is guided by the interests of the Company and its affiliated enterprises within the Group, taking into consideration the interests of the Company’s stakeholders, and is accountable for the performance of its assignment to the Supervisory Board and the General Meeting of Shareholders. The Board of Management follows its own Rules of Procedure, which set forth procedures for meetings, resolutions, minutes and (vice-) chairmanship. These Rules of Procedure are published on the Company’s website.

(Term of) Appointment, individual data and conflicts of interests

Members of the Board of Management and the President/CEO are elected by the General Meeting of Shareholders upon a binding recommendation drawn up by the Supervisory Board after consultation with the President/CEO. This binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.

Members of the Board of Management and the President/CEO are appointed for a term of four years, it being understood that this term expires at the end of the General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Reappointment is possible for consecutive terms of four years or, if applicable, until a later retirement date or other contractual termination date in the fourth year, unless the General Meeting of Shareholders resolves otherwise. Members may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter.

Individual data on the members of the Board of Management are published in chapter 8, Board of Management, of this Annual Report. The acceptance by a member of the Board of Management of membership of the supervisory board of another company requires the approval of the Supervisory Board. The Supervisory Board is required to be notified of other important positions (to be) held by a member of the Board of Management. No member of the Board of Management holds more than two supervisory board memberships of listed companies, or is a chairman of such supervisory board, other than of a Group company or participating interest of the Company, with the exception of Mr. Kleisterlee, who holds three board positions in listed companies in anticipation of his resignation as of April 1, 2011.

The Company has formalized its rules to avoid conflicts of interests between the Company and members of the Board of Management. The articles of association state that in the event of a legal act or a lawsuit between the Company and a member of the Board of Management, certain of such member’s relatives, or certain (legal) entities in which a member of the Board of Management has an interest, and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the lawsuit or the legal act. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.

Legal acts as referred to above shall be mentioned in the Annual Report for the financial year in question. The Rules of Procedure of the Board of Management establish further rules on the reporting of (potential) conflicts of interests. No legal acts as referred to above have occurred during the financial year 2010.

Relationship between Board of Management and Supervisory Board

The Board of Management is supervised by the Supervisory Board and provides the latter with all information the Supervisory Board needs to fulfill its own responsibilities. Major decisions of the Board of Management require the approval of the Supervisory Board; these include decisions concerning (a) the operational and financial objectives of the Company, (b) the strategy designed to achieve the objectives, (c) if necessary, the parameters to be applied in relation to the strategy and (d) corporate social responsibility issues that are relevant to the Company.

Risk management approach

Within Philips, risk management forms an integral part of business management. The Board of Management is responsible for managing the significant risks that the Company is facing and has implemented a risk

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management and internal control system that is designed to provide reasonable assurance that strategic objectives are met by creating focus, by integrating management control over the Company’s operations, by ensuring compliance with applicable laws and regulations and by safeguarding the reliability of the financial reporting and its disclosures. The Board of Management reports on and accounts for internal risk management and control systems to the Supervisory Board and its Audit Committee. The Company has designed its internal control system in accordance with the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s risk management approach is embedded in the periodic business planning and review cycle and forms an integral part of business management. On the basis of risk assessments, management determines the risks and appropriate risk responses related to the achievement of business objectives and critical business processes. Risk factors and the risk management approach, as well as the sensitivity of the Company’s results to external factors and variables, are described in more detail in chapter 7, Risk management, of this Annual Report. Significant changes and improvements in the Company’s risk management and internal control system have been discussed with the Supervisory Board’s Audit Committee and the external auditor and are disclosed in that section as well.

With respect to financial reporting a structured self-assessment and monitoring process is used company-wide to assess, document, review and monitor compliance with internal control over financial reporting. Internal representations received from management, regular management reviews, reviews of the design and effectiveness of internal controls and reviews in corporate and divisional audit committees are integral parts of the Company’s risk management approach. On the basis thereof, the Board of Management confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls have properly functioned in 2010. The financial statements fairly represent the financial condition and result of operations of the Company and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realization of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, fraud and non-compliances with rules and regulations.

In view of the above the Board of Management believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code. The above statement on internal controls should not be construed as a statement in response to the requirements of section 404 of the US Sarbanes-Oxley Act. The statement as to compliance with section 404 is set forth in the section Management’s report on internal control over financial reporting of this Annual Report.

Philips has a financial code of ethics which applies to certain senior officers, including the CEO and CFO, and to employees performing an accounting or financial function (the financial code of ethics has been published on the Company’s website). The Company, through the Supervisory Board’s Audit Committee, also has appropriate procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Internal ‘whistleblowers’ have the opportunity, without jeopardizing their position, to report on irregularities of a general, operational or financial nature and to report complaints about members of the Board of Management to the Chairman of the Supervisory Board.

In view of the requirements under the US Securities Exchange Act, procedures are in place to enable the CEO and the CFO to provide certifications with respect to the Annual Report on Form 20-F.

A Disclosure Committee is in place, which advises the various officers and departments involved, including the CEO and the CFO, on the timely review, publication and filing of periodic and current (financial) reports. Apart from the certification by the CEO and CFO under US law, each individual member of the Supervisory Board and the Board of Management must under Dutch law, sign the Group and Company financial statements being disclosed and submitted to the General Meeting of Shareholders for adoption. If one or more of their signatures is missing, this shall be stated, and the reasons given for this. The Board of Management issues the responsibility statement with regard to chapter 13, Group financial statements, of this Annual Report, pursuant to requirements of Dutch civil and securities laws.

Amount and composition of the remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board on the proposal of the Remuneration Committee of the Supervisory Board, and is consistent with the policies thereon as adopted by the General Meeting of Shareholders. The remuneration policy applicable to the Board of Management was adopted by the 2004 General Meeting of Shareholders, and lastly amended by the 2008 General Meeting of Shareholders and is published on the Company’s website. A full and detailed description of the composition of the remuneration of the individual members of the Board of Management is included in chapter 11, Supervisory Board report, of this Annual Report.

The remuneration structure, including severance pay, is such that it promotes the interests of the Company in the medium and long-term, does not encourage members of the Board of Management to act in their own interests or take risks that are not in line with the adopted strategy, and does not reward failing members of the Board of Management upon termination of their employment. The level and structure of remuneration shall be determined in the light of factors such as the results, the share price performance and other developments relevant to the Company. Deviations on elements of the remuneration policy in extraordinary circumstances, when deemed necessary in the interests of the Company, will be disclosed in the Annual Report or, in case of an appointment, in good time prior to the appointment of the person concerned.

The main elements of the contract of employment of a new member of the Board of Management - including the amount of the fixed base salary, the structure and amount of the variable remuneration component, any severance plan, pension arrangements and the general performance criteria — shall be made public no later than at the time of issuance of the notice convening the General Meeting of Shareholders in which a proposal for appointment of that member of the Board of Management has been placed on the agenda. From August 1, 2003 onwards, for new members of the Board of Management the term of their contract of employment is set at four years, and in case of termination, severance payment is limited to a maximum of one year’s base salary subject to mandatory Dutch law, to the extent applicable; if the maximum of one-year’s salary would be manifestly unreasonable for a member of the Board of Management who is dismissed during his first term of office, the member of the Board of Management shall be eligible for a severance payment not exceeding twice the annual salary. The Company does not grant personal loans, guarantees or the like to members of the Board of Management, and no such (remissions of) loans and guarantees were granted to such members in 2010, nor are outstanding as per December 31, 2010.

In 2003, Philips adopted a Long-Term Incentive Plan (‘LTIP’ or the ‘Plan’), lastly amended by the 2009 General Meeting of Shareholders, consisting of a mix of restricted shares rights and stock options for members of the Board of Management, the Group Management Committee, Philips executives and other key employees. This Plan was approved by the 2003 General Meeting of Shareholders. Future substantial changes to the Plan applicable to members of the Board of Management will be submitted to the General Meeting of Shareholders for approval. As from 2002, the Company grants fixed stock options that expire after ten years to members of the Board of Management (and other grantees). The options vest after three years and may not be exercised in the first three years after they have been granted. Options are granted at fair market value, based on the closing price of Euronext Amsterdam on the date of grant, and neither the exercise price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice. The value of the options granted to members of the Board of Management and other personnel and the method followed in calculating this value are stated in the notes to the annual accounts. Philips is one of the first companies to have introduced restricted shares as part of the LTIP. A grantee will receive the restricted shares in three equal installments in three successive years, provided he/she is still with Philips on the respective delivery dates. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided he/she is still with Philips. The Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of

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members of the Board of Management and shareholders, restricted shares granted to these members of the Board of Management shall be retained for a period of at least five years, or until at least the end of employment, if this period is shorter.

The actual number of long-term incentives (both stock options and restricted shares rights) that are to be granted to the members of the Board of Management will be determined by the Supervisory Board and depends on the achievement of the set team targets in the areas of responsibility monitored by the individual members of the Board of Management and on the share performance of Philips. The share performance of Philips is measured on the basis of the Philips Total Shareholder Return (TSR) compared to the TSR of a peer group of 12 leading multinational electronics/electrical equipment companies over a three-year period; the composition of this group is described in the section Supervisory Board Report. With regard to stock options the TSR performance of Philips and the companies in the peer group is divided into three groups: top 4, middle 4 and bottom 4. Based on this relative TSR position, the Supervisory Board establishes a multiplier which varies from 1.2 to 0.8 and depends on the group in which the Philips TSR result falls. With regard to restricted share rights the TSR performance of Philips and the companies in the peer group is ranked from 1 to 12. Based on this relative TSR position, the Supervisory Board establishes a multiplier which varies from 0.0 to 2.0 and depends on the TSR position of Philips within the peer group. Every individual grant, the size of which depends on the positions and performance of the individuals, will be multiplied by the TSR-multiplier.

The so-called ultimum remedium clause and claw-back clause of best practice provisions II.2.10 and II.2.11 of the Dutch Corporate Governance Code is applicable to Annual Incentive payments and LTIP grants for the year 2009 onwards to all members of the Board of Management. In respect of the LTIP grants, the ultimum remedium clause can be applied to the performance-related actual number of stock options and restricted share rights that is (unconditionally) granted.

Members of the Board of Management hold shares in the Company for the purpose of long-term investment and are required to refrain from short-term transactions in Philips securities. According to the Philips Rules of Conduct on Inside Information, members of the Board of Management are only allowed to trade in Philips securities (including the exercise of stock options) during ‘windows’ of ten business days following the publication of annual and quarterly results (provided the person involved has no ‘inside information’ regarding Philips at that time) unless an exemption is available. Furthermore, the Rules of Procedure of the Board of Management contain provisions concerning ownership of and transactions in non-Philips securities by members of the Board of Management. Members of the Board of Management are prohibited from trading, directly or indirectly, in securities in any of the companies belonging to the above-mentioned peer group of 12 leading multinational electronics/electrical equipment companies.

Indemnification of members of the Board of Management and Supervisory Board

Unless the law provides otherwise, the members of the Board of Management and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalized in the articles of association. Under certain circumstances, described in the articles of association, such as an act or failure to act by a member of the Board of Management or a member of the Supervisory Board that can be characterized as intentional (‘opzettelijk’), intentionally reckless (‘bewust roekeloos’) or seriously culpable (‘ernstig verwijtbaar’), there will be no entitlement to this reimbursement. The Company has also taken out liability insurance (D&O — Directors & Officers) for the persons concerned.
12.2	Supervisory Board

Introduction

The Supervisory Board supervises the policies of the Board of Management and the general course of affairs of Philips and advises the executive management thereon. The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate body that is independent of the Board of Management. Its independent character is also reflected in the requirement that members of the Supervisory Board can be neither a member of the Board of Management nor an employee of the Company. The Supervisory Board considers all its members to be independent pursuant to the Dutch Corporate Governance Code and under the applicable US Securities and Exchange Commission standards.

The Supervisory Board, acting in the interests of the Company and the Group and taking into account the relevant interest of the Company’s stakeholders, supervises and advises the Board of Management in performing its management tasks and setting the direction of the Group’s business, including (a) achievement of the Company’s objectives, (b) corporate strategy and the risks inherent in the business activities, (c) the structure and operation of the internal risk management and control systems, (d) the financial reporting process, (e) compliance with legislation and regulations, (f) the operational and financial objectives, (g) the parameters to be applied in relation to the strategy, (h) corporate social responsibility issues and (i) the company-shareholder relationship. Major management decisions and the Group’s strategy are discussed with and approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of committee meetings and the main items discussed.

Rules of Procedure of the Supervisory Board

The Supervisory Board’s Rules of Procedure set forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, committees, conflicts of interests, trading in securities, profile of the Supervisory Board). Its composition follows the profile, which aims for an appropriate combination of knowledge and experience among its members encompassing marketing, technological, manufacturing, financial, economic, social and legal aspects of international business and government and public administration in relation to the global and multi-product character of the Group’s businesses. The Supervisory Board attaches great importance to diversity in its composition. More particularly, it aims at having members with a European and a non-European background (nationality, working experience or otherwise), one or more female members and one or more members with an executive or similar position in business or society no longer than 5 years ago. In line with US and Dutch best practices, the Chairman of the Supervisory Board should be independent pursuant to the Dutch Corporate Governance Code and under the applicable US standards.

The Rules of Procedure of the Supervisory Board are published on the Company’s website. They include the charters of its committees, to which the plenary Supervisory Board, while retaining overall responsibility, has assigned certain tasks: the Corporate Governance and Nomination & Selection Committee, the Audit Committee and the Remuneration Committee. A maximum of one member of each committee need not be independent as defined by the Dutch Corporate Governance Code. Each committee reports, and submits its minutes for information, to the Supervisory Board.

The Supervisory Board is assisted by the General Secretary of the Company. The General Secretary sees to it that correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and its obligations under the articles of association. Furthermore the General Secretary assists the Chairman of the Supervisory Board in the actual organization of the affairs of the Supervisory Board (information, agenda, evaluation, introductory program) and is the contact person for interested parties who want to make concerns known to the Supervisory Board. The General Secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed by the Board of Management and may be dismissed by the Board of Management, after the approval of the Supervisory Board has been obtained.

(Term of) Appointment, individual data and conflicts of interests

The Supervisory Board consists of at least five members (currently eight), including a Chairman, Vice-Chairman and Secretary. The so-called Dutch ‘structure regime’ does not apply to the Company itself. Members are currently elected by the General Meeting of Shareholders for fixed terms of four years, upon a binding recommendation from the Supervisory Board. According to the Company’s articles of association, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders adopted by a simple majority of the votes cast and representing at least one-third of the issued share capital. If a simple majority of the votes cast is in favor of the resolution to overrule the binding recommendation, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital represented by such majority.

Members may be suspended and dismissed by the General Meeting of Shareholders. In the event of inadequate performance, structural incompatibility of interests, and in other instances in which resignation

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is deemed necessary in the opinion of the Supervisory Board, the Supervisory Board shall submit to the General Meeting of Shareholders a proposal to dismiss the respective member of the Supervisory Board. There is no age limit applicable, and members may be re-elected twice. The date of expiration of the terms of Supervisory Board members is published on the Company’s website. Individual data on the members of the Supervisory Board are published in the Annual Report, and updated on the Company’s website.

After their appointment, all members of the Supervisory Board shall follow an introductory program, which covers general financial and legal affairs, financial reporting by the Company, any specific aspects that are unique to the Company and its business activities, and the responsibilities of a Supervisory Board member. Any need for further training or education of members will be reviewed annually, also on the basis of an annual evaluation survey.

In accordance with policies adopted by the Supervisory Board, no member of the Supervisory Board shall hold more than five supervisory board memberships of Dutch listed companies, the chairmanship of a supervisory board counting as two regular memberships.

In compliance with the Dutch Corporate Governance Code, the Company has formalized strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board; all information about a conflict of interests situation is to be provided to the Chairman of the Supervisory Board. No decisions to enter into material transactions in which there are conflicts of interest with members of the Supervisory Board have occurred during the financial year 2010.

Meetings of the Supervisory Board

The Supervisory Board meets at least six times per year, including a meeting on strategy. The Supervisory Board, on the advice of its Audit Committee, also discusses, in any event at least once a year, the main risks of the business, and the result of the assessment by the Board of Management of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. The members of the Board of Management attend meetings of the Supervisory Board except in matters such as the desired profile, composition and competence of the Supervisory Board, the Board of Management and the Group Management Committee, as well as the remuneration and performance of individual members of the Board of Management and the Group Management Committee and the conclusions that must be drawn on the basis thereof. In addition to these items, the Supervisory Board, being responsible for the quality of its own performance, discusses, at least once a year on its own, without the members of the Board of Management being present, both its own functioning and that of the individual members, and the conclusions that must be drawn on the basis thereof. The President/CEO and other members of the Board of Management have regular contacts with the Chairman and other members of the Supervisory Board. The Board of Management is required to keep the Supervisory Board informed of all facts and developments concerning Philips that the Supervisory Board may need in order to function as required and to properly carry out its duties, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Supervisory Board and its individual members each have their own responsibility to request from the Board of Management and the external auditor all information that the Supervisory Board needs in order to be able to carry out its duties properly as a supervisory body. If the Supervisory Board considers it necessary, it may obtain information from officers and external advisers of the Company. The Company provides the necessary means for this purpose. The Supervisory Board may also require that certain officers and external advisers attend its meetings.

The Chairman of the Supervisory Board

The Supervisory Board’s Chairman will see to it that: (a) the members of the Supervisory Board follow their introductory program, (b) the members of the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties, (c) there is sufficient time for consultation and decision-making by the Supervisory Board, (d) the committees of the Supervisory Board function properly, (e) the performance of the Board of Management members and Supervisory Board members is assessed at least once a year, and (f) the Supervisory Board elects a Vice-Chairman. The Vice-Chairman of the Supervisory Board shall deputize for the Chairman when the occasion arises. The Vice-Chairman shall act as contact of individual members of the Supervisory Board or the Board of Management concerning the functioning of the Chairman of the Supervisory Board.

Remuneration of the Supervisory Board and share ownership

The remuneration of the individual members of the Supervisory Board, as well as the additional remuneration for its Chairman and the members of its committees is determined by the General Meeting of Shareholders. The remuneration of a Supervisory Board member is not dependent on the results of the Company. Further details are published in the Supervisory Board report. The Company shall not grant its Supervisory Board members any personal loans, guarantees or similar arrangements. No such (remissions of) loans and guarantees were granted to such members in 2010, nor were any outstanding as per December 31, 2010.

Shares or rights to shares shall not be granted to a Supervisory Board member. In accordance with the Rules of Procedure of the Supervisory Board, any shares in the Company held by a Supervisory Board member are long-term investments. The Supervisory Board has adopted a policy on ownership of transactions in non-Philips securities by members of the Supervisory Board. This policy is included in the Rules of Procedure of the Supervisory Board.

The Corporate Governance and Nomination & Selection Committee

The Corporate Governance and Nomination & Selection Committee consists of at least the Chairman and Vice-Chairman of the Supervisory Board. The Committee reviews the corporate governance principles applicable to the Company at least once a year, and advises the Supervisory Board on any changes to these principles as it deems appropriate. It also (a) draws up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Group Management Committee; (b) periodically assesses the size and composition of the Supervisory Board, the Board of Management and the Group Management Committee, and makes the proposals for a composition profile of the Supervisory Board, if appropriate; (c) periodically assesses the functioning of individual members of the Supervisory Board, the Board of Management and the Group Management Committee, and reports on this to the Supervisory Board. The Committee also consults with the President/CEO and the Board of Management on candidates to fill vacancies on the Supervisory Board, the Board of Management and the Group Management Committee, and advises the Supervisory Board on the candidates for appointment. It further supervises the policy of the Board of Management on the selection criteria and appointment procedures for Philips Executives.

The Remuneration Committee

The Remuneration Committee meets at least twice a year and is responsible for preparing decisions of the Supervisory Board on the remuneration of individual members of the Board of Management and the Group Management Committee.

The Remuneration Committee prepares an annual remuneration report. The remuneration report contains an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the implementation of the remuneration policy planned by the Supervisory Board for the next year(s). The Supervisory Board aims to have appropriate experience available within the Remuneration Committee. No more than one member of the Remuneration Committee shall be an executive board member of another Dutch listed company.

In performing its duties and responsibilities the Remuneration Committee is assisted by an in-house remuneration expert acting on the basis of a protocol ensuring that the expert acts on the instructions of the Remuneration Committee and on an independent basis in which conflicts of interests are avoided.

The Audit Committee

The Audit Committee meets at least four times a year, before the publication of the annual, semi-annual and quarterly results. All of the members of the Audit Committee are considered to be independent under the applicable US Securities and Exchange Commission rules and at least one of the members of the Audit Committee, which currently consists of four members of the Supervisory Board, is a financial expert as set out in the Dutch Corporate Governance Code and each member is financially literate. In accordance with this code, a financial expert has relevant knowledge and experience of financial administration and accounting at the company in question. The Supervisory Board considers the fact of being compliant with the Dutch Corporate Governance Code, in combination with the knowledge and experience available in the Audit Committee as well as the possibility to take advice from internal and external experts and advisors, to be sufficient for the

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fulfillment of the tasks and responsibilities of the Audit Committee. The Supervisory Board has determined that none of the members of the Audit Committee is designated as an Audit Committee financial expert as defined under the regulations of the US Securities and Exchange Commission. The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a (former) member of the Board of Management.

All members of the Audit Committee are independent

The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website as part of the Rules of Procedure of the Supervisory Board, include the duties recommended in the Dutch Corporate Governance Code. More specifically, the Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities for the integrity of the Company’s financial statements, the financial reporting process, the system of internal business controls and risk management, the internal and external audit process, the internal and external auditor’s qualifications, its independence and its performance, as well as the Company’s process for monitoring compliance with laws and regulations and the General Business Principles (GBP). It reviews the Company’s annual and interim financial statements, including non-financial information, prior to publication and advises the Supervisory Board on the adequacy and appropriateness of internal control policies and internal audit programs and their findings.

In reviewing the Company’s annual and interim statements, including non-financial information, and advising the Supervisory Board on internal control policies and internal audit programs, the Audit Committee reviews matters relating to accounting policies and compliance with accounting standards, compliance with statutory and legal requirements and regulations, particularly in the financial domain. Important findings and identified risks are examined thoroughly by the Audit Committee in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee, in cooperation with the external auditor, reviews the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, staffing, independence and organizational structure of the internal audit function.

With regard to the external audit, the Audit Committee reviews the proposed audit scope, approach and fees, the independence of the external auditor, its performance and its (re-)appointment, audit and permitted non-audit services provided by the external auditor in conformity with the Philips Policy on Auditor Independence, as well as any changes to this policy. The Audit Committee also considers the report of the external auditor and its report with respect to the annual financial statements. According to the procedures, the Audit Committee acts as the principal contact for the external auditor if the auditor discovers irregularities in the content of the financial reports. It also advises on the Supervisory Board’s statement to shareholders in the annual accounts. The Audit Committee periodically discusses the Company’s policy on business controls, the GBP including the deployment thereof, overviews on tax, IT, litigation and legal proceedings, environmental exposures, financial exposures in the area of treasury, real estate, pensions, and the Group’s major areas of risk. The Company’s external auditor, in general, attends all Audit Committee meetings and the Audit Committee meets separately at least on a quarterly basis with each of the President/CEO, the CFO, the internal auditor and the external auditor.

Group Management Committee

The Group Management Committee consists of the members of the Board of Management and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across Philips and to implement common policies.
12.3	General Meeting of Shareholders

Introduction

A General Meeting of Shareholders is held at least once a year to discuss the Annual Report, including the report of the Board of Management, the annual financial statements with explanatory notes thereto and additional information required by law, and the Supervisory Board report, any proposal concerning dividends or other distributions, the appointment of members of the Board of Management and Supervisory Board (if any), important management decisions as required by Dutch law, and any other matters proposed by the Supervisory Board, the Board of Management or shareholders in accordance with the provisions of the Company’s articles of association. The Annual Report, the financial statements and other regulated information such as defined in the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht), will solely be published in English. As a separate agenda item and in application of Dutch law, the General Meeting of Shareholders discusses the discharge of the members of the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties in the preceding financial year. However, this discharge only covers matters that are known to the Company and the General Meeting of Shareholders when the resolution is adopted. The General Meeting of Shareholders is held in Eindhoven, Amsterdam, Rotterdam, The Hague, Utrecht or Haarlemmermeer (Schiphol Airport) no later than six months after the end of the financial year.

Meetings are convened by public notice, via the Company’s website or other electronic means of communication and by letter or by the use of electronic means of communication, to registered shareholders. Extraordinary General Meetings of Shareholders may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with. The agenda of the General Meeting of Shareholders shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board, and agenda items will be explained where necessary in writing. The agenda shall list which items are for discussion and which items are to be voted upon. Material amendments to the articles of association and resolutions for the appointment of members of the Board of Management and Supervisory Board shall be submitted separately to the General Meeting of Shareholders, it being understood that amendments and other proposals that are connected in the context of a proposed (part of the) governance structure may be submitted as one proposal. In accordance with the articles of association and Dutch law, requests from shareholders for items to be included on the agenda will generally be honored, subject to the Company’s rights to refuse to include the requested agenda item under Dutch law, provided that such requests are made in writing at least 60 days before a General Meeting of Shareholders to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company’s outstanding capital or, according to the official price list of Euronext Amsterdam, representing a value of at least EUR 50 million. Written requests may be submitted electronically and shall comply with the procedure stipulated by the Board of Management, which procedure is posted on the Company’s website.

Main powers of the General Meeting of Shareholders

All outstanding shares carry voting rights. The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and of the Supervisory Board, to adopt the annual accounts, declare dividends and to discharge the Board of Management and the Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditor as required by Dutch law, to adopt amendments to the articles of association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or exclude pre-emptive rights of shareholders and to repurchase or cancel outstanding shares. Following common corporate practice in the Netherlands, the Company each year requests limited authorization to issue (rights to) shares, to restrict or exclude pre-emptive rights and to repurchase shares. In compliance with Dutch law, decisions of the Board of Management that are so far-reaching that they would greatly change the identity or nature of the Company or the business require the approval of the General Meeting of Shareholders. This includes resolutions to (a) transfer the business of the Company, or almost the entire business of the Company, to a third party (b) enter into or discontinue long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company or (c) acquire or dispose of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries. Thus the Company applies principle IV.1 of the Dutch Corporate Governance Code within the framework of the articles of association and Dutch law and in the manner as described in this corporate governance report.

Annual Report 2010     135

12     Corporate governance     12.3 - 12.4
The Board of Management and Supervisory Board are also accountable, at the Annual General Meeting of Shareholders, for the policy on the additions to reserves and dividends (the level and purpose of the additions to reserves, the amount of the dividend and the type of dividend). This subject is dealt with and explained as a separate agenda item at the General Meeting of Shareholders. Philips aims for a sustainable and stable dividend distribution to shareholders in the long term. A resolution to pay a dividend is dealt with as a separate agenda item at the General Meeting of Shareholders.

The Board of Management and the Supervisory Board are required to provide the General Meeting of Shareholders with all requested information, unless this would be prejudicial to an overriding interest of the Company. If the Board of Management and the Supervisory Board invoke an overriding interest in refusing to provide information, reasons must be given. If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a certain threshold (currently one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company), and such bid is made public, the Board of Management shall, at its earliest convenience, make public its position on the bid and the reasons for this position.

A resolution to dissolve the Company or change its articles of association can be adopted at the General Meeting of Shareholders by at least three-fourths of the votes cast, at which meeting more than half of the issued share capital is represented. If the requisite share capital is not represented, a further meeting shall be convened, to be held within eight weeks of the first meeting, to which no quorum requirement applies. Furthermore, the resolution requires the approval of the Supervisory Board. If the resolution is proposed by the Board of Management, the adoption needs an absolute majority of votes and no quorum requirement applies to the meeting.

Repurchase and issue of (rights to) own shares

The 2010 General Meeting of Shareholders has resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to acquire shares in the Company within the limits of the articles of association and within a certain price range until September 25, 2011. The maximum number of shares the company may hold, will not exceed 10% of the issued share capital as of March 25, 2010, which number may be increased by 10% of the issued capital as of that same date in connection with the execution of share repurchase programs for capital reduction programs.

In addition, the 2010 General Meeting of Shareholders resolved to authorize the Board of Management, subject to the approval of the Supervisory Board, to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders until September 25, 2011. This authorization is limited to a maximum of 10% of the number of shares issued as of March 25, 2010 plus 10% of the issued capital in connection with or on the occasion of mergers and acquisitions.
12.4	Logistics of the General Meeting of Shareholders and provision of information

Introduction

The Company will set a registration date for the exercise of the voting rights and the rights relating to General Meetings of Shareholders. In accordance with Dutch law this registration date is fixed at the 28th day prior to the day of the meeting. Shareholders registered at such date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares thereafter. This date will be published in advance of every General Meeting of Shareholders. Shareholders who are entitled to attend a General Meeting of Shareholders may be represented by proxies.

Information which is required to be published or deposited pursuant to the provisions of company law and securities law applicable to the Company and which is relevant to the shareholders, is placed and updated on the Company’s website, or hyperlinks are established. The Board of Management and Supervisory Board shall ensure that the General Meeting of Shareholders is informed by means of a ‘shareholders circular’ published on the Company’s website of facts and circumstances relevant to the proposed resolutions.

Resolutions adopted at a General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the chairman of the meeting; such resolutions shall also be published on the Company’s website within 15 days after the meeting. A summary of the discussions during the General Meeting of Shareholders, in the language of the meeting, is made available to shareholders, on request, no later than three months after the meeting. Shareholders shall have the opportunity to respond to this summary for three months, after which a final summary is adopted by the chairman of the meeting in question. Such summary shall be made available on the Company’s website.

Proxy voting and the Shareholders Communication Channel

Philips was one of the key companies in the establishment of the Shareholders Communication Channel, a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and shareholders that hold their shares through a Dutch securities account with a participating bank. The Company uses the Shareholders Communication Channel to distribute a voting instruction form for the Annual General Meeting of Shareholders. By returning this form, shareholders grant power to an independent proxy holder who will vote according to the instructions expressly given on the voting instruction form. Also other persons entitled to vote shall be given the possibility to give voting proxies or instructions to an independent third party prior to the meeting. The Shareholders Communication Channel can also be used, under certain conditions, by participating Philips shareholders to distribute — either by mail or by placing it on the Company’s or Shareholders Communication Channel’s website — information directly related to the agenda of the General Meeting of Shareholders to other participating Philips shareholders.

Preference shares and the Stichting Preferente Aandelen Philips

As a means to protect the Company and its stakeholders against an unsolicited attempt to obtain (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to) preference shares to a third party. As a result, the Stichting Preferente Aandelen Philips (the ‘Foundation’) was created, which was granted the right to acquire preference shares in the Company. The mere notification that the Foundation wishes to exercise its rights, should a third party ever seem likely in the judgment of the Foundation to obtain (de facto) control of the Company, will result in the preference shares being effectively issued. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. No preference shares have been issued as of December 31, 2010. In addition, the Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Group, in such a way that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them. In the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the Company this arrangement will allow the Company and its Board of Management and Supervisory Board to determine its position in relation to the third party and its plans, seek alternatives and defend Philips’ interests and those of its stakeholders from a position of strength. The members of the self-electing Board of the Foundation are Messrs S.D. de Bree, F.J.G.M. Cremers and M.W. den Boogert. No Philips board members or officers are represented on the board of the Foundation.

The Company does not have any other anti-takeover measures in the sense of other measures which exclusively or almost exclusively have the purpose of frustrating future public bids for the shares in the capital of the Company in case no agreement is reached with the Board of Management on such public bid. Furthermore, the Company does not have measures which specifically have the purpose of preventing a bidder who has acquired 75% of the shares in the capital of the Company from appointing or dismissing members of the Board of Management and subsequently amending the articles of association of the Company. It should be noted that also in the event of (an attempt at) a hostile takeover or other attempt to obtain (de facto) control of the

136     Annual Report 2010

12     Corporate governance     12.4 - 12.5
Company, the Board of Management and the Supervisory Board are authorized to exercise in the interests of Philips all powers vested in them.

Audit of the financial reporting and the position of the external auditor

The annual financial statements are prepared by the Board of Management and reviewed by the Supervisory Board upon the advice of its Audit Committee and taking into account the report of the external auditor. Upon approval by the Supervisory Board, the accounts are signed by all members of both the Board of Management and the Supervisory Board and are published together with the final opinion of the external auditor. The Board of Management is responsible, under the supervision of the Supervisory Board, for the quality and completeness of such publicly disclosed financial reports. The annual financial statements are presented for discussion and adoption to the Annual General Meeting of Shareholders, to be convened subsequently. Philips, under US securities regulations, separately files its Annual Report on Form 20-F, incorporating major parts of the Annual Report as prepared under the requirements of Dutch law.

Internal controls and disclosure policies

Comprehensive internal procedures, compliance with which is supervised by the Supervisory Board, are in place for the preparation and publication of the Annual Report, the annual accounts, the quarterly figures and ad hoc financial information. As from 2003, the internal assurance process for business risk assessment has been strengthened and the review frequency has been upgraded to a quarterly review cycle, in line with emerging best practices in this area.

As part of these procedures, a Disclosure Committee has been appointed by the Board of Management to oversee the Company’s disclosure activities and to assist the Board of Management in fulfilling its responsibilities in this respect. The Committee’s purpose is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. Such procedures are designed to capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the Company’s various businesses, and their effectiveness for this purpose will be reviewed periodically.

Auditor information

In accordance with the procedures laid down in the Philips Policy on Auditor Independence and as mandatorily required by Dutch law, the external auditor of the Company is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, after the latter has been advised by the Audit Committee and the Board of Management. Under this Auditor Policy, once every three years the Supervisory Board and the Audit Committee conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the external auditor. The current auditor of the Company, KPMG Accountants N.V., was appointed by the 1995 General Meeting of Shareholders. In 2002, when the Auditor Policy was adopted, the appointment of KPMG Accountants N.V. was confirmed by the Supervisory Board for an additional three years. The 2008 General Meeting of Shareholders resolved to re-appoint KPMG Accountants N.V. as auditor; re-appointment of KPMG Accountants N.V. is proposed to the 2011 General Meeting of Shareholders. Mr M.A. Soeting is the current partner of KPMG Accountants N.V. in charge of the audit duties for Philips. In accordance with the rotation schedule determined in accordance with the Auditor Policy, he will be replaced by another partner of the auditing firm ultimately in 2012. The external auditor shall attend the Annual General Meeting of Shareholders. Questions may be put to him at the meeting about his report. The Board of Management and the Audit Committee of the Supervisory Board shall report on their dealings with the external auditor to the Supervisory Board on an annual basis, particularly with regard to the auditor’s independence. The Supervisory Board shall take this into account when deciding upon its nomination for the appointment of an external auditor.

The external auditor attends, in principle, all meetings of the Audit Committee. The findings of the external auditor, the audit approach and the risk analysis are also discussed at these meetings. The external auditor attends the meeting of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed, and at which the annual accounts are approved. In its audit report on the annual accounts to the Board of Management and the Supervisory Board, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters, as appropriate, requiring communication under the auditing standards generally accepted in the Netherlands and the US.

Auditor policy

The Company maintains a policy of auditor independence, and this policy restricts the use of its auditing firm for non-audit services, in line with US Securities and Exchange Commission rules under which the appointed external auditor must be independent of the Company both in fact and appearance. The policy is laid down in the comprehensive policy on auditor independence published on the Company’s website.
12.5	Investor Relations

Introduction

The Company is continually striving to improve relations with its shareholders. In addition to communication with its shareholders at the Annual General Meeting of Shareholders, Philips elaborates its financial results during (public) conference calls, which are broadly accessible. It publishes informative annual, semi-annual and quarterly reports and press releases, and informs investors via its extensive website. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

Each year the Company organizes Philips Capital Market Days and participates in several broker conferences, announced in advance on the Company’s website and by means of press releases. Shareholders can follow in real time, by means of webcasting or telephone lines, the meetings and presentations organized by the Company. Thus the Company applies recommendation IV.3.1 of the Dutch Corporate Governance Code, which in its perception and in view of market practice does not extend to less important analyst meetings and presentations. It is Philips’ policy to post presentations to analysts and shareholders on the Company’s website. These meetings and presentations will not take place shortly before the publication of annual, semi-annual and quarterly financial information.

Furthermore, the Company engages in bilateral communications with investors. These communications either take place at the initiative of the Company or at the initiative of individual investors. During these communications the Company is generally represented by its Investor Relations department. However, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the Board of Management. The subject matter of the bilateral communications ranges from single queries from investors to more elaborate discussions on the back of disclosures that the Company has made such as its annual and quarterly reports. Also here, the Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

The Company shall not, in advance, assess, comment upon or correct, other than factually, any analyst’s reports and valuations. No fee(s) will be paid by the Company to parties for the carrying-out of research for analysts’ reports or for the production or publication of analysts’ reports, with the exception of credit-rating agencies.

Major shareholders and other information for shareholders

The Dutch Act on Financial Supervision imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company.

As per December 31, 2010, no person is known to the Company to be the owner of more than 5% of its common shares. The common shares are held by shareholders worldwide in bearer and registered form. As per December 31, 2010, approximately 93% of the common shares were held in bearer form and approximately 7% of the common shares were represented by registered shares of New York Registry issued in the name of approximately 1,357 holders of record, including Cede & Co. Cede & Co acts as nominee for the Depository Trust Company holding the shares (indirectly) for individual investors as beneficiaries. Citibank, N.A., 388 Greenwich Street, New York, New York 10013 is the transfer agent and registrar.

Annual Report 2010     137

12     Corporate governance     12.5 - 12.5
Only bearer shares are traded on the stock market of Euronext Amsterdam. Only shares of New York Registry are traded on the New York Stock Exchange. Bearer shares and registered shares may be exchanged for each other. Since certain shares are held by brokers and other nominees, these numbers may not be representative of the actual number of United States beneficial holders or the number of Shares of New York Registry beneficially held by US residents.

The provisions applicable to all corporate bonds that have been issued by the Company in March 2008 contain a ‘Change of Control Triggering Event’. This means that if the Company experienced such an event with respect to a series of corporate bonds the Company might be required to offer to purchase the bonds of that series at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any.

Corporate seat and head office

The statutory seat of the Company is Eindhoven, the Netherlands, and the statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), forms part of the notes to the consolidated financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 17001910).

The executive offices of the Company are located at the Breitner Center, Amstelplein 2, 1096 BC Amsterdam, the Netherlands, telephone 31 (0)20 59 77 777.

Compliance with the Dutch Corporate Governance Code

In accordance with the governmental decree of December 10, 2009, the Company fully complies with the Dutch Corporate Governance Code and applies all its principles and best practice provisions that are addressed to the Board of Management and the Supervisory Board, with the temporary exception of provision II.1.8 to the extent of the board position held and accepted by Mr Kleisterlee, also in view of his resignation as of April 1, 2011. The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

February 17, 2011

138     Annual Report 2010

Performance Statements

Annual Report 2010     139

Notes overview

140     Annual Report 2010

13 Group financial statements     13 - 13.1
13	Group financial statements
Introduction

This section of the Annual Report contains the audited consolidated financial statements including the notes thereon that have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with the statutory provisions of Part 9, Book 2 of the Dutch Civil Code. The Consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2010 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

Together with the section Company financial statements, this section contains the statutory financial statements of the Company.

The following sections and chapters of this Annual Report:
•	chapter 1, Our company, of this Annual Report

•	chapter 2, Vision 2015 - our strategic focus, of this Annual Report

•	chapter 3, Our strategy in action, of this Annual Report

•	chapter 4, Our planet, our partners, our people, of this Annual Report

•	chapter 5, Group performance, of this Annual Report

•	chapter 6, Sector performance, of this Annual Report

•	chapter 7, Risk management, of this Annual Report

•	section 11.2, Report of the Remuneration Committee, of this Annual Report

•	chapter 12, Corporate governance, of this Annual Report

•	chapter 20, Forward-looking statements and other information, of this Annual Report form the Management report within the meaning of section 2:391 of the Dutch Civil Code (and related Decrees).

The sections Group performance and Sector performance provide an extensive analysis of the developments during the financial year 2010 and the results. The term EBIT has the same meaning as Income from operations (IFO), and is used to evaluate the performance of the business. These sections also provide information on the business outlook, investments, financing, personnel and research and development activities.

The Statement of income included in the section Company financial statements has been prepared in accordance with section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

For ‘Additional information’ within the meaning of section 2:392 of the Dutch Civil Code, please refer to section 13.12, Independent auditor’s report - Group, of this Annual Report on the Group financial statements, section 14.5, Independent auditor’s report - Company, of this Annual Report on the Company financial statements, section 5.5, Proposed distribution to shareholders, of this Annual Report, and note 34 for subsequent events.

Please refer to chapter 20, Forward-looking statements and other information, of this Annual Report for more information about forward-looking statements, third-party market share data, fair value information, and revisions and reclassifications.

The Board of Management of the Company hereby declares that, to the best of our knowledge, the Group financial statements and Company financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole and that the management report referred to above gives a true and fair view concerning the position as per the balance sheet date, the development and performance of the business during the financial year of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks that they face.

Board of Management

February 17, 2011

13.1	Management’s report on internal control

Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act

The Board of Management of Koninklijke Philips Electronics N.V. (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, the Board of Management concluded that, as of December 31, 2010, the Company’s internal control over Group financial reporting is considered effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, as included in this section Group financial statements, has been audited by KPMG Accountants N.V., an independent registered public accounting firm, as stated in their report which follows hereafter.

Board of Management

February 17, 2011

Annual Report 2010     141

13	Group financial statements 13.1 - 13.3

13.2	Reports of the independent auditor

The report set out below is provided in compliance with auditing standards of the Public Company Accounting Oversight Board in the US and includes an opinion on the effectiveness of internal control over financial reporting as at December 31, 2010. Management’s report on internal control over financial reporting is set out in section 13.1, Management’s report on internal control, of this Annual Report. KPMG Accountants N.V. has also issued reports on the consolidated financial statements in accordance with Dutch law, including the Dutch standards on auditing, which is set out in section 13.12, Independent auditor’s report - Group, of this Annual Report, and in accordance with auditing standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F to be filed with the US Securities and Exchange Commission on February 18, 2011. KPMG Accountants N.V. has also reported separately on the Company Financial Statements of Koninklijke Philips Electronics N.V. This audit report is set out in section 14.5, Independent auditor’s report - Company, of this Annual Report.

13.3	Auditors’ report on internal control over financial reporting

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

We have audited Koninklijke Philips Electronics N.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Koninklijke Philips Electronics N.V.’s Board of Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying section 13.1, Management’s report on internal control, of this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Koninklijke Philips Electronics N.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. Our report dated February 17, 2011 expressed an unqualified opinion on those consolidated financial statements as will be included in the Annual Report on Form 20-F.

KPMG ACCOUNTANTS N.V.

Amsterdam, February 17, 2011

142     Annual Report 2010

13        Group financial statements        13.4 - 13.4
13.4	Consolidated statements of income in millions of euros unless otherwise stated

Consolidated statements of income (including earnings per share) of the Philips Group for the years ended December 31

		2008	2009	2010
	Sales	26,385	23,189	25,419
	Cost of sales	(17,938)	(15,110)	(15,873)

	Gross margin	8,447	8,079	9,546

	Selling expenses	(5,518)	(5,159)	(5,246)
	General and administrative expenses	(972)	(734)	(735)
	Research and development expenses	(1,777)	(1,631)	(1,576)
	Impairment of goodwill	(301)	—	—
	Other business income	261	97	100
	Other business expenses	(86)	(38)	(24)

1	Income from operations	54	614	2,065

2	Financial income	1,594	225	214
2	Financial expenses	(1,506)	(391)	(336)

	Income before taxes	142	448	1,943

3	Income tax expense	(256)	(100)	(509)

	Income (loss) after taxes	(114)	348	1,434

4	Results relating to investments in associates:
	- Company’s participation in income	81	23	14
	- Other results	(62)	53	4

	Income (loss) from continuing operations	(95)	424	1,452

5	Discontinued operations — net of income tax	3	—	—

	Net income (loss)	(92)	424	1,452

	Attribution of net income (loss)
	Net income (loss) attributable to shareholders	(91)	410	1,446
	Net income (loss) attributable to non-controlling interests	(1)	14	6
The accompanying notes are an integral part of these consolidated financial statements

Annual Report 2010       143

13	Group financial statements 13.4 - 13.4

Earnings per share

		2008			2009		2010
Weighted average number of common shares outstanding (after deduction of treasury shares) during the year		991,420,017			925,481,395		939,861,226
Plus incremental shares from assumed conversions of:
Options and restricted share rights	5,191,635			3,555,559		7,548,916
Convertible debentures	102,249			—		314,874
Dilutive potential common shares		5,293,884			3,555,559		7,863,790
Adjusted weighted average number of shares (after deduction of treasury shares) during the year		996,713,901			929,036,954		947,725,016

Basic earnings per common share in euros

Net income (loss)		(0.09)			0.46		1.54
Net income (loss) attributable to shareholders		(0.09)			0.44		1.54

Diluted earnings per common share in euros1)

Net income (loss)		(0.09	)2)		0.46		1.53
Net income (loss) attributable to shareholders		(0.09	)2)		0.44		1.53
Dividend distributed per common share in euros		0.70			0.70		0.70

1)	In 2010, 2009 and 2008, respectively 36 million, 52 million and 48 million securities that could potentially dilute basic EPS were not included in the computation of dilutive EPS because the effect would have been antidilutive for the periods presented

2)	In 2008, the incremental shares from assumed conversion are not taken into account as the effect would be antidilutive

144     Annual Report 2010

13     Group financial statements     13.5 - 13.5
13.5	Consolidated statements of comprehensive income in millions of euros unless otherwise stated

Consolidated statements of comprehensive income of the Philips Group for the years ended December 31

	2008	2009	2010
Net income (loss)	(92)	424	1,452
Other comprehensive income:
Actuarial gains (losses) on pension plans:
Net current period change, before tax	(1,496)	(1,110)	(1,948)
Income tax on net current period change	463	177	602
Revaluation reserve:
Release revaluation reserve	(16)	(15)	(16)
Reclassification into retained earnings	16	15	16
Currency translation differences:
Net current period change, before tax	126	(64)	535
Net current period change — discontinued operations, before tax	4	—	—
Income tax on net current period change	(52)	—	(5)
Reclassification adjustment for (gain) loss realized	8	—	(4)
Non-controlling interests	1	(1)	—
Available-for-sale financial assets:
Net current period change	(269)	272	180
Reclassification adjustment for gain realized	(939)	(127)	(161)
Cash flow hedges:
Net current period change, before tax	(24)	(19)	(44)
Income tax on net current period change	18	(15)	5
Reclassification adjustment for loss (gain) realized	(50)	72	24

Other comprehensive income (loss) for the period	(2,210)	(815)	(816)

Total comprehensive income (loss) for the period	(2,302)	(391)	636

Total comprehensive income (loss) attributable to:
Shareholders	(2,302)	(404)	630
Non-controlling interests	—	13	6
The accompanying notes are an integral part of these consolidated financial statements

Annual Report 2010     145

13	Group financial statements 13.6 - 13.6

13.6	Consolidated balance sheets in millions of euros unless otherwise stated

Consolidated balance sheets of the Philips Group as of December 31

Assets

			2009		2010
	Non-current assets

7 23	Property, plant and equipment:
	- At cost	8,054		8,325
	- Less accumulated depreciation	(4,802)		(5,060)
			3,252		3,265
8	Goodwill		7,362		8,035

9	Intangible assets excluding goodwill:
	- At cost	6,466		7,197
	- Less accumulated amortization	(2,305)		(2,999)
			4,161		4,198

10	Non-current receivables		85		88

4	Investments in associates		281		181

11	Other non-current financial assets		691		479

3	Deferred tax assets		1,243		1,351

12	Other non-current assets		1,543		75

	Total non-current assets		18,618		17,672

	Current assets

13	Inventories — net		2,913		3,865

14	Current financial assets		191		5

15	Other current assets		334		348

32	Derivative financial assets		102		112

3	Income tax receivable		81		79

16 30	Current receivables:
	- Accounts receivable - net	3,669		4,104
	- Accounts receivable from related parties	14		20
	- Other current receivables	219		231
			3,902		4,355

33	Cash and cash equivalents		4,386		5,833

	Total current assets		11,909		14,597

			30,527		32,269
The accompanying notes are an integral part of these consolidated financial statements

146       Annual Report 2010

13     Group financial statements     13.6 - 13.6
Equity and liabilities

			2009		2010
	Equity

17	Shareholders’ equity:

	Preference shares, par value EUR 0.20 per share:
	- Authorized: 2,000,000,000 shares (2009: 2,000,000,000 shares), issued none
	Common shares, par value EUR 0.20 per share:
	- Authorized: 2,000,000,000 shares (2009: 2,000,000,000 shares)
	- Issued and fully paid: 986,078,784 shares (2009: 972,411,769 shares)	194		197
	Capital in excess of par value	—		354
	Retained earnings	15,947		15,416
	Revaluation reserve	102		86
	Other reserves	(461)		69
	Treasury shares, at cost 39,572,400 shares (2009: 44,954,677 shares)	(1,187)		(1,076)

			14,595		15,046
	Non-controlling interests		49		46

	Group equity		14,644		15,092

	Non-current liabilities

18 23	Long-term debt		3,640		2,818
19 24 28	Long-term provisions		1,734		1,716
3	Deferred tax liabilities		530		171
20	Other non-current liabilities		1,929		1,714

	Total non-current liabilities		7,833		6,419

	Current liabilities

18 23	Short-term debt		627		1,840
32	Derivative financial liabilities		276		564
3	Income tax payable		118		291
23 30	Accounts and notes payable:
	- Trade creditors	2,775		3,686
	- Accounts payable to related parties	95		5
			2,870		3,691
21	Accrued liabilities		2,740		2,995
19 24 28	Short-term provisions		716		623
22	Other current liabilities		703		754

	Total current liabilities		8,050		10,758

23 24	Contractual obligations and contingent liabilities

			30,527		32,269

Annual Report 2010     147

13	Group financial statements 13.7 - 13.7

13.7	Consolidated statements of cash flows in millions of euros

Consolidated statements of cash flows of the Philips Group for the years ended December 31

		2008	2009	2010
	Cash flows from operating activities
	Net (loss) income	(92)	424	1,452
	Income from discontinued operations	(3)	—	—
	Adjustments to reconcile net income (loss) to net cash provided by operating activities:
	Depreciation and amortization	1,528	1,469	1,422
	Impairment of goodwill, other non-current financial assets and investments in associates	1,509	2	5
	Net gain on sale of assets	(1,536)	(140)	(211)
	Income from investments in associates	(91)	(23)	(18)
	Dividends received from investments in associates	65	35	19
	Dividends paid to non-controlling interests	(2)	(4)	(4)
	Decrease (increase) in receivables and other current assets	234	496	(194)
	(Increase) decrease in inventories	(9)	687	(705)
	(Decrease) increase in accounts payable and accrued and other current liabilities	(97)	(479)	915
	(Increase) in non-current receivables, other assets and other liabilities	(379)	(363)	(291)
	Increase (decrease) in provisions	432	(612)	(237)
	Other items	89	53	3

	Net cash provided by operating activities	1,648	1,545	2,156

	Cash flows from investing activities
	Purchase of intangible assets	(121)	(96)	(80)
	Expenditures on development assets	(154)	(188)	(219)
	Capital expenditures on property, plant and equipment	(770)	(524)	(653)
	Proceeds from disposals of property, plant and equipment	170	126	129
25	Cash from (used for) derivatives and securities	337	(39)	(25)
	Purchase of other non-current financial assets	—	(6)	(16)
26	Proceeds from other non-current financial assets	2,576	718	268
	Purchase of businesses, net of cash acquired	(5,316)	(294)	(223)
	Proceeds from sale of interests in businesses, net of cash disposed of	24	84	117

	Net cash used for investing activities	(3,254)	(219)	(702)

	Cash flows from financing activities
	Proceeds from issuance of (payments on) short-term debt	18	(201)	143
	Principal payments on short-term portion of long-term debt	(1,726)	(51)	(79)
	Proceeds from issuance of long-term debt	2,088	312	71
	Treasury shares transaction	(3,257)	29	65
	Dividends paid	(698)	(634)	(296)

	Net cash used for financing activities	(3,575)	(545)	(96)

	Net cash (used for) provided by continuing operations	(5,181)	781	1,358

148     Annual Report 2010

13       Group financial statements       13.7 - 13.7

		2008	2009	2010
	Cash flows from discontinued operations
	Net cash used for operating activities	(49)	—	—
	Net cash provided by investing activities	12	—	—

	Net cash used for discontinued operations	(37)	—	—

	Net cash (used for) provided by continuing and discontinued operations	(5,218)	781	1,358

	Effect of changes in exchange rates on cash and cash equivalents	(39)	(15)	89
	Cash and cash equivalents at the beginning of the year	8,877	3,620	4,386

	Cash and cash equivalents at the end of the year	3,620	4,386	5,833

	Supplemental disclosures to the Consolidated statements of cash flows

		2008	2009	2010
	Net cash paid during the year for:
	Pensions	(379)	(422)	(474)
	Interest	(123)	(244)	(226)
	Income taxes	(352)	(197)	(206)

	Net gain on sale of assets:
	Cash proceeds from the sale of assets	2,770	928	514
	Book value of these assets	(1,341)	(788)	(668)
	Deferred results on sale and leaseback transactions	—	—	4
	Non-cash proceeds	107	—	361

		1,536	140	211

	Non-cash investing and financing information
27	Assets in lieu of cash from the sale of businesses:
	Shares/share options/convertible bonds	148	—	3

	Conversion of convertible personnel debentures	9	3	6

	Treasury shares transaction:
	Shares acquired	(3,298)	—	—
	Exercise of stock options	41	29	65
The accompanying notes are an integral part of these consolidated financial statements. For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items

Annual Report 2010       149

13	Group financial statements 13.8 - 13.8

13.8	Consolidated statements of changes in equity

in millions of euros unless otherwise stated

Consolidated statements of changes in equity of the Philips Group

	outstanding
	number of		capital in				treasury		non-
	shares in	common	excess of	retained	revaluation	other re-	shares at	shareholders’	controlling	group
	thousands	share	par value	earnings	reserve	serves	cost	equity	interests1)	equity
Balance as of Jan. 1, 2008	1,064,893	228	—	22,998	133	598	(2,216)	21,741	127	21,868

Total comprehensive income (loss)				(1,108)	(16)	(1,178)		(2,302)	—	(2,302)
Dividend distributed				(720)				(720)		(720)
Non-controlling interests movement									(78)	(78)
Cancellation of treasury shares		(34)		(4,062)			4,096	—		—
Purchase of treasury shares	(146,453)						(3,298)	(3,298)		(3,298)
Re-issuance of treasury shares	4,542		(71)	(7)			130	52		52
Share-based compensation plans			106					106		106
Income tax share-based compensation plans			(35)					(35)		(35)

	(141,911)	(34)	—	(5,897)	(16)	(1,178)	928	(6,197)	(78)	(6,275)

Balance as of Dec. 31, 2008	922,982	194	—	17,101	117	(580)	(1,288)	15,544	49	15,593

Total comprehensive income (loss)				(508)	(15)	119		(404)	13	(391)
Dividend distributed				(647)				(647)		(647)
Non-controlling interests movement								—	(13)	(13)
Purchase of treasury shares	(2)								—	—
Re-issuance of treasury shares	4,477		(70)	1			101	32		32
Share-based compensation plans			65					65		65
Income tax share-based compensation plans			5					5		5

	4,475	—	—	(1,154)	(15)	119	101	(949)	—	(949)

Balance as of Dec. 31, 2009	927,457	194	—	15,947	102	(461)	(1,187)	14,595	49	14,644
Total comprehensive income (loss)				116	(16)	530		630	6	636
Dividend distributed	13,667	3	343	(650)				(304)		(304)
Non-controlling interests buy out / movement				(6)				(6)	(9)	(15)
Purchase of treasury shares	(15)							—		—
Re-issuance of treasury shares	5,397		(49)	9			111	71		71
Share-based compensation plans			55					55		55
Income tax share-based
compensation plans			5					5		5

	19,049	3	354	(531)	(16)	530	111	451	(3)	448

Balance as of Dec. 31, 2010	946,506	197	354	15,416	86	69	(1,076)	15,046	46	15,092
The accompanying notes are an integral part of these consolidated financial statements.

1)	Of which discontinued operations EUR (77) million at August 6, 2008 due to sale of MedQuist

150     Annual Report 2010

13     Group financial statements     13.9 - 13.9
13.9	Information by sector and main country in millions of euros
Information by sector and main country

Sectors

			research and de-		income from	results relating to	cash flow before
		sales including in-	velopment ex-	income from	operations as a	investments in as-	financing activi-
	sales	tercompany	penses	operations	% of sales	sociates	ties1)
2010
Healthcare	8,601	8,611	(698)	922	10.7	8	1,139
Consumer Lifestyle	8,906	8,926	(369)	595	6.7	2	404
of which Television	3,155	3,165	(87)	(130)	(4.1)	—	(117)
Lighting	7,552	7,563	(355)	695	9.2	(6)	590
Group Management & Services	360	530	(154)	(147)	(40.8)	14	(679)
Inter-sector eliminations		(211)

	25,419	25,419	(1,576)	2,065	8.1	18	1,454

2009
Healthcare	7,839	7,849	(679)	591	7.5	5	889
Consumer Lifestyle	8,467	8,486	(395)	321	3.8	(1)	598
of which Television	3,122	3,130	(95)	(179)	(5.7)	—	(16)
Lighting	6,546	6,555	(351)	(16)	(0.2)	(3)	624
Group Management & Services	337	455	(206)	(282)	(83.7)	75	(785)
Inter-sector eliminations		(156)

	23,189	23,189	(1,631)	614	2.6	76	1,326

2008
Healthcare	7,649	7,663	(672)	621	8.1	8	(2,478)
Consumer Lifestyle	10,889	10,923	(513)	110	1.0	—	238
of which Television	4,724	4,741	(106)	(436)	(9.2)	—	(487)
Lighting	7,362	7,371	(345)	24	0.3	1	(1,181)
Group Management & Services	485	624	(247)	(701)	(144.5)	10	1,815
Inter-sector eliminations		(196)

	26,385	26,385	(1,777)	54	0.2	19	(1,606)

1)	Prior period amounts have been revised to reflect an adjusted sector allocation
Our sectors are organized based on the nature of the products and services. The four sectors comprise Healthcare, Consumer Lifestyle, Lighting and Group Management & Services as shown in the table above. A short description of these sectors is as follows:

Healthcare: Consists of the following businesses — Imaging Systems, Home Healthcare Solutions, Patient Care & Clinical Informatics, and Customer Services.

Consumer Lifestyle: Consists of the following businesses — Television, Personal Care, Audio & Video Multimedia, Domestic Appliances, Accessories, Health & Wellness, and Licenses.

Lighting: Consists of the following businesses — Lamps, Professional Luminaires, Consumer Luminaires, Lighting Systems & Controls, Automotive, and Lumileds.

GM&S: Consists of the corporate center, as well as the overhead expenses of regional and country organizations. Also included are the costs of Philips’ pension and other postretirement benefit costs not directly allocated to the other sectors.

Transactions between the sectors mainly relate to services provided by the sector Group Management & Services to the other sectors. The pricing of such transactions is determined on an arm’s length principle.

Annual Report 2010     151

13     Group financial statements     13.9 - 13.9
Sectors

							impairment of
							property, plant
						depreciation	and equipment
		net operating	total liabilities	accounts	tangible and	and	and intangible	capital
	total assets	capital	excl. debt1)	receivable, net	intangible assets	amortization2)	assets	expenditures
2010
Healthcare	11,962	8,908	2,978	1848	8,194	(563)	(5)	179
Consumer Lifestyle	3,858	911	2,946	1082	1,525	(260)	(27)	148
of which Television	893	(299)	1,188	377	70	(66)	(6)	33
Lighting	7,379	5,561	1,800	1072	5,014	(458)	(17)	273
Group Management & Services	9,070	(3,309)	4,795	102	765	(141)	(17)	53

	32,269	12,071	12,519	4,104	15,498	(1,422)	(66)	653

2009
Healthcare	10,969	8,434	2,464	1,571	7,766	(584)	(17)	164
Consumer Lifestyle	3,286	625	2,660	1,096	1,383	(248)	(21)	137
of which Television	599	(386)	984	334	61	(74)	(8)	30
Lighting	6,748	5,104	1,633	909	4,860	(503)	(81)	165
Group Management & Services	9,524	(1,514)	4,859	93	766	(134)	(24)	58

	30,527	12,649	11,616	3,669	14,775	(1,469)	(143)	524

2008
Healthcare	11,423	8,785	2,566	1,586	8,117	(486)	(1)	206
Consumer Lifestyle	3,576	798	2,776	1,235	1,210	(358)	(93)	171
of which Television	988	(238)	1,224	535	79	(115)	(12)	62
Lighting	7,222	5,712	1,494	874	5,138	(547)	(373)	304
Group Management & Services	9,689	(1,226)	5,293	118	788	(137)	(15)	89

	31,910	14,069	12,129	3,813	15,253	(1,528)	(482)	770

1)	2009: adjusted for tax and intercompany financing liabilities

2)	Includes impairments
Goodwill assigned to sectors

	carrying value			translation differences	carrying value at
	at January 1	acquisitions	impairment	and other changes	December 31
2010
Healthcare	4,923	21	—	437	5,381
Consumer Lifestyle	463	49	—	20	532
Lighting	1,976	14	—	132	2,122
Group Management & Services	—	—	—	—	—

	7,362	84	—	589	8,035

2009
Healthcare	4,961	26	—	(64)	4,923
Consumer Lifestyle	364	80	—	19	463
Lighting	1,955	43	—	(22)	1,976
Group Management & Services	—	—	—	—	—

	7,280	149	—	(67)	7,362

152     Annual Report 2010

13     Group financial statements     13.9 - 13.9
Main countries

		tangible and
	sales1)	intangible assets2)
2010
Netherlands	816	1,274
United States	6,459	10,032
Germany	2,003	282
China	1,976	446
France	1,457	100
Brazil	1,092	148
Japan	862	568
Other countries	10,754	2,648

	25,419	15,498

2009
Netherlands	872	1,194
United States	6,130	9,513
Germany	1,968	288
China	1,714	369
France	1,501	111
Brazil	936	128
Japan	678	489
Other countries	9,390	2,683

	23,189	14,775

2008
Netherlands	1,017	1,392
United States	7,015	9,959
Germany	2,048	302
China	1,747	378
France	1,691	143
Brazil	1,077	97
Japan	606	479
Other countries	11,184	2,503

	26,385	15,253
The sales are reported based on country of destination.

1)	Amounts of 2009 revised to reflect an adjusted country allocation

2)	Amounts of 2008 revised to reflect an adjusted country allocation

Annual Report 2010     153

13     Group financial statements     13.10 - 13.10
13.10	Significant accounting policies
The Consolidated financial statements in this section have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee effective year-end 2010 have been endorsed by the EU, except that the EU did not adopt some paragraphs of IAS 39 applicable to certain hedge transactions. Philips has no hedge transactions to which these paragraphs are applicable. Consequently, the accounting policies applied by Philips also comply fully with IFRS as issued by the IASB.

The Consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated.

Basis of consolidation

The Consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. (‘the Company’) and all subsidiaries that fall under its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intercompany balances and transactions have been eliminated in the Consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

From January 1, 2010 the Company has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively; reference is made to the subparagraph ‘IFRS accounting standards adopted as from 2010’ included in this section.

Business combinations are accounted for using the acquisition method. Under the acquisition method, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as:
•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interest in the acquiree; plus if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the Statement of income.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the Statement of income.

Acquisitions between January 1, 2004 and January 1, 2010

For acquisitions between January 1, 2004 and January 1, 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the recognized amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurred in connection with business combinations were capitalized as part of the cost of the acquisition.

Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit of loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost. Subsequently it is accounted for as an investment in associate or as an available-for-sale financial asset depending on the level of influence retained.

Use of estimates

The preparation of the Consolidated financial statements in conformity with IFRS requires management to make judgment, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates.

Estimates significantly impact goodwill and other intangibles acquired, tax on activities disposed, impairments, financial instruments, the accounting for an arrangement containing a lease, revenue recognition (multiple elements arrangement), assets and liabilities from employee benefit plans, other provisions and tax and other contingencies. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred to determine whether the carrying value exceeds the recoverable amount. These analyses are based on estimates of future cash flows.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select from a variety of common valuation methods including the discounted cash flow method and option valuation models and to make assumptions that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Foreign currencies

The Consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of financial assets denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the Statement of income, and other changes in carrying amount are recognized in other comprehensive income.

154     Annual Report 2010

13     Group financial statements     13.10 - 13.10
Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the Statement of income as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available for sale, are included in other comprehensive income.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations, are translated to euro at exchange rates at the dates of the transactions.

Foreign currency differences arising on translation of foreign operations into the group’s presentation currency are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount is the translation reserve related to the foreign operation is reclassified to the Statements of income as part of the gain or loss on disposal. When the Company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Company disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to the Statements of income.

Discontinued operations and non-current assets held for sale

Non-current assets (disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations; and (b) is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale.

Non-current assets held for sale and discontinued operations are carried at the lower of carrying amount or fair value less costs to sell. Any gain or loss from disposal of a business, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the Consolidated financial statements and related notes for all years presented.

Cash flow statements

Cash flow statements are prepared using the indirect method. Cash flows in foreign currencies have been translated into euros using the weighted average rates of exchange for the periods involved. Cash flows from derivative instruments that are accounted for as fair value hedges or cash flow hedges are classified in the same category as the cash flows from the hedged items. Cash flows from other derivative instruments are classified consistent with the nature of the instrument.

Segments

Operating segments are components of the Company’s business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the Board of Management of the Company). The Board of Management decides how to allocate resources and assesses performance. Reportable segments comprise the operating sectors: Healthcare, Consumer Lifestyle, Lighting, and the business Television which is part of Consumer Lifestyle. Segment accounting policies are the same as the accounting policies as applied to the Group.

Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible personnel debentures, restricted shares and share options granted to employees.

Revenue recognition

Revenue from the sale of goods in the course of the ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue for sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of the goods can be estimated reliably, there is no continuing involvement with goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfer of risks and rewards varies depending on the individual terms of the contract of sale. For consumer-type products in the Sectors Lighting and Consumer Lifestyle, these criteria are met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.

Revenues of transactions that have separately identifiable components are recognized based on their relative fair values. These transactions mainly occur in the Healthcare sector and include arrangements that require subsequent installation and training activities in order to become operable for the customer. However, since payment for the equipment is contingent upon the completion of the installation process, revenue recognition is generally deferred until the installation has been completed and the product is ready to be used by the customer in the way contractually agreed.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges. For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is not available, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets.

For products for which a residual value guarantee has been granted or a buy-back arrangement has been concluded, revenue recognition takes place when significant risks and rewards of ownership are transferred to the customer. The following are the principal factors that the Company considers in determining that the Company has transferred significant risks and rewards:
•	The period from the sale to the repurchase represents the major (normally at least 75%) part of the economic life of the asset;

•	The difference between the proceeds received on the initial transfer and the amount of any residual value or repurchase price, measured on a present value basis, amounts to substantially all (normally at least 90%) of the fair value of the asset at the sale date;

•	Insurance risk is borne by the customer; however, if the customer bears the insurance risk but the Company bears the remaining risks, then risks and rewards have not been transferred to the customer; and

•	The repurchase price is equal to the market value at the time of the buy-back.
In case of loss under a sales agreement, the loss is recognized immediately.

Shipping and handling costs billed to customers are recognized as revenues. Expenses incurred for shipping and handling costs of internal movements of goods are recorded as cost of sales. Shipping and handling costs related to sales to third parties are recorded as selling expenses and disclosed separately. Service revenue related to repair and maintenance activities for goods sold is recognized ratably over the service period or as services are rendered.

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A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to the products. For certain products, the customer has the option to purchase an extension of the warranty, which is subsequently billed to the customer. Revenue recognition occurs on a straight-line basis over the contract period.

Revenue from services is recognized when the Company can reliably measure the amount of revenue and the associated cost related to the stage of completion of a contract or transaction, and the recovery of the consideration is considered probable.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per product sold, is recognized on an accrual basis.

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the Statements of income over the period necessary to match them with the costs that they are intended to compensate.

Employee benefit accounting

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contributions pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees.

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The net pension asset or liability recognized in the Consolidated balance sheet in respect of defined-benefit postemployment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the balance sheet date, together with adjustments for projected unrecognized past-service costs. The projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contributions or any future refunds.

To the extent that post-employment benefits vest immediately following the introduction of a change to a defined-benefit plan, the resulting past service costs are recognized immediately.

For the Company’s major plans, a full discount rate curve of high-quality corporate bonds (Bloomberg AA Composite) is used to determine the defined-benefit obligation, whereas for the other plans a single-point discount rate is used based on the plan’s maturity. Plans in countries without a deep corporate bond market use a discount rate based on the local sovereign curve and the plan’s maturity.

Pension costs in respect of defined-benefit postemployment plans primarily represent the increase of the actuarial present value of the obligation for postemployment benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. The Company recognizes all actuarial gains and losses directly in equity through the Consolidated statements of comprehensive income.

The Company recognizes gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains and losses and past service cost that had not previously been recognized.

In certain countries, the Company also provides post-retirement benefits other than pensions. The costs relating to such plans consist primarily of the present value of the benefits attributed on an equal basis to each year of service and interest cost on the accumulated postretirement benefit obligation, which is a discounted amount.

The Company recognizes a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payment

The Company recognizes the estimated fair value, measured as of grant date of equity instruments granted to employees as personnel expense over the vesting period on a straight-line basis, taking into account expected forfeitures. The Company uses the Black-Scholes option-pricing model to determine the fair value of equity instruments.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in fair value of the liability are recognized as personnel expense in the Statement of income.

Financial income and expenses

Financial income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, net gains on the disposal of available-for-sale financial assets, net fair value gains on financial assets at fair value through profit or loss, net gains on the remeasurement to fair value of any pre-existing interest in an acquiree, and net gains on hedging instruments that are recognized in the Statement of income. Interest income is recognized on accrual basis in the Statement of income, using the effective interest method. Dividend income is recognized in the Statement of income on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Financial expense comprise interest expense on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of available-for-sale financial assets, net fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables), and net losses on hedging instruments that are recognized in the Statement of income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Statement of income using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either financial income or financial cost depending on whether foreign currency movements are in a net gain or net loss position.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the Statement of income except to the extent that it relates to a business combination, or items recognized directly within equity or in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net bases or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

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The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Deferred tax liabilities for withholding taxes are recognized for subsidiaries in situations where the income is to be paid out as dividend in the foreseeable future, and for undistributed earnings of unconsolidated companies to the extent that these withholding taxes are not expected to be refundable or deductible. Changes in tax rates are reflected in the period when the change has been enacted or substantively enacted by the reporting date.

Leases

Leases in which substantially all risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in the Statements of income on a straight-line basis over the term of the lease. Leases in which the Company is the lessee and has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the Statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other short-term and other non-current liabilities. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the assets and the lease term.

Derivative financial instruments, including hedging accounting

The Company uses derivative financial instruments principally to manage its foreign currency risks and, to a more limited extent, for managing interest rate and commodity price risks. All derivative financial instruments are classified as current assets or liabilities and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the Statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. For interest rate swaps designated as a fair value hedge of an interest bearing asset or liability that are unwound, the amount of the fair value adjustment to the asset or liability for the risk being hedged is released to the Statement of income over the remaining life of the asset or liability based on the recalculated effective yield.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in equity, until the Statement of income is affected by the variability in cash flows of the designated hedged item. To the extent that the hedge is ineffective, changes in the fair value are recognized in the Statement of income.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. When hedge accounting is discontinued because it is expected that a forecasted transaction will not occur, the Company continues to carry the derivative on the Balance sheet at its fair value, and gains and losses that were accumulated in equity are recognized immediately in the Statement of income. If there is a delay and it is expected that the transaction will still occur, the amount in equity remains there until the forecasted transaction affects income. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the Balance sheet, and recognizes any changes in its fair value in the Statements of income.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the Statements of income.

Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument.

Regular way purchases and sales of financial instruments are accounted for at trade date. Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in financial income and expenses.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Receivables

Receivables are carried at the lower of amortized cost or the present value of estimated future cash flows, taking into account discounts given or agreed. The present value of estimated future cash flows is determined through the use of allowances for uncollectible amounts. As soon as individual trade accounts receivable can no longer be collected in the normal way and are expected to result in a loss, they are designated as doubtful trade accounts receivable and valued at the expected collectible amounts. They are written off when they are deemed to be uncollectible because of bankruptcy or other forms of receivership of the debtors. The allowance for the risk of non-collection of trade accounts receivable takes into account credit-risk concentration, collective debt risk based on average historical losses, and specific circumstances such as serious adverse economic conditions in a specific country or region.

In the event of sale of receivables and factoring, the Company derecognizes receivables when the Company has given up control or continuing involvement.

The Company derecognizes receivables in case of sale and factoring when:
•	The Company has transferred its rights to receive cash flows from the receivables or has assumed an obligation to pay the received cash flows in full without any material delay to a third party under a ‘pass-through’ arrangement; and

•	either (a) the Company has transferred substantially all of the risks and rewards of the ownership of the receivables, or (b) the Company has neither transferred nor retained substantially all of the risks and rewards, but has transferred control of the assets.
However, in case the company neither transfers nor retains substantially all the risks and rewards of ownership of the receivables nor transfers control of the receivables, the receivable is recognized to the extent of the Company’s continuing involvement in the assets. In which case, the Company also recognizes an associated liability. The transferred receivable and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Investments in associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company’s share of the net income of these companies is included in results relating to associates in the Consolidated statements of income. When the Company’s share of losses exceeds its interest in an associate, the carrying amount of that interest (including any long-term loans) is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. Unrealized gains on transactions between the Company and its

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associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Investments in associates include loans from the Company to these investees.

Accounting for capital transactions of a consolidated subsidiary or an associate

The Company recognizes dilution gains or losses arising from the sale or issuance of stock by a consolidated subsidiary or an associate in the Statement of income, unless the Company or the subsidiary either has reacquired or plans to reacquire such shares. In such instances, the result of the transaction will be recorded directly in equity.

Dilution gains and losses arising in investments in associates are recognized in the Consolidated statements of income under “Results relating to investments in associates”.

Other non-current financial assets

Other non-current financial assets include held-to-maturity investments, loans and available-for-sale financial assets and financial assets at fair value through profit and loss.

Held-to-maturity investments are those debt securities which the Company has the ability and intent to hold until maturity. Held-to-maturity debt investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method.

Loans receivable are stated at amortized cost, less the related allowance for impaired loans receivable.

Available-for-sale financial assets are non-derivatives financial assets that are designated as available-for-sale and that are not classified in any of the other categories of financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale-debt instruments are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to the Statements of income.

Available-for-sale financial assets including investments in privately held companies that are not associates, and do not have a quoted market price in an active market and whose fair value could not be reliably determined, are carried at cost.

A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company documented risk management or investment strategy. Attributable transaction costs are recognized in the Statement of income as incurred. Financial assets at fair value through the Statement of income are measured at fair value, and changes therein are recognized as available for sale.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. In case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial assets below its cost is considered an indicator that the financial assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the Statement of income - is removed from equity and recognized in the Statement of income.

If objective evidence indicates that financial assets that are carried at cost need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their fair value. Any impairment loss is charged to the Statement of income.

An impairment loss related to financial assets is reversed if in a subsequent period, the fair value increases and the increase can be related objectively to an event occurring after the impairment loss was recognized. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, if no impairment loss had been recognized. Reversals of impairment are recognized in the Statement of income except for reversals of impairment of available-for-sale equity securities, which are recognized in other comprehensive income.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor and fixed and variable production overheads, taking into account the stage of completion and the normal capacity of production facilities. Costs of idle facility and abnormal waste are expensed. The cost of inventories is determined using the first-in, first-out (FIFO) method. Inventory is reduced for the estimated losses due to obsolescence. This reduction is determined for groups of products based on purchases in the recent past and/or expected future demand.

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The useful lives and residual values are evaluated every year.

Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred for qualifying assets during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the useful life of the asset. Depreciation of special tooling is generally also based on the straight-line method. Gains and losses on the sale of property, plant and equipment are included in other business income. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity.

Plant and equipment under finance leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The gain realized on sale and operating leaseback transactions that are concluded based upon market conditions is recognized at the time of the sale.

The Company capitalizes interest as part of the cost of assets that take a substantial period of time to become ready for use.

Intangible assets other than goodwill

Acquired definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. The useful lives are evaluated every year. Patents and trademarks with a definite useful live acquired from third parties either separately or as part of the business combination are capitalized at cost and amortized over their remaining useful lives. Intangible assets acquired as part of a business combination are capitalized at their acquisition-date fair value.

The Company expenses all research costs as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized as an intangible asset if the product or process is technically and commercially feasible and the Company has sufficient resources and the intention to complete development.

The development expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditures and expenditures on research activities are recognized in the Statement of income. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses. Amortization of capitalized development expenditure is charged to the Statement of income on a straight-line basis over the estimated useful lives of the intangible assets.

Costs relating to the development and purchase of software for both internal use and software intended to be sold are capitalized and subsequently amortized over the estimated useful life.

Impairment of non-financial assets other than goodwill, inventories and deferred tax assets

Non-financial assets other than goodwill, inventories and deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is recognized

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and measured by a comparison of the carrying amount of an asset with the greater of its value in use and its fair value less cost to sell. Value in use is measured as the present value of future cash flows expected to be generated by the asset. If the carrying amount of an asset is deemed not recoverable, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the recoverable amount. The review for impairment is carried out at the level where discrete cash flows occur that are independent of other cash flows.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Reversals of impairment are recognized in the Statements of income.

Goodwill

Measurement of goodwill at initial recognition is described under ‘Basis of consolidation’. Goodwill is subsequently measured at cost less accumulated impairment losses. In respect of investment in associates, the carrying amount of goodwill is included in the carrying amount of investment, and an impairment loss on such investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of investment in associates.

Impairment of goodwill

Goodwill is not amortized but tested for impairment annually and whenever impairment indicators require. In most cases the Company identified its cash generating units as one level below that of an operating segment. Cash flows at this level are substantially independent from other cash flows and this is the lowest level at which goodwill is monitored by the Board of Management. The Company performed and completed annual impairment tests in the same quarter of all years presented in the Consolidated Statements of income. A goodwill impairment loss is recognized in the Statement of income whenever and to the extent that the carrying amount of a cash-generating unit exceeds the recoverable amount of that unit. An impairment loss on an investment in associates is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in associates.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Where the Company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Debt and other liabilities

Debt and liabilities other than provisions are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Provisions

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of possible outcomes against their associated probabilities.

The Company accrues for losses associated with environmental obligations when such losses are probable and can be estimated reliably. Measurement of liabilities is based on current legal and constructive requirements. Liabilities and expected insurance recoveries, if any, are recorded separately. The carrying amount of liabilities is regularly reviewed and adjusted for new facts and changes in law.

The provision for restructuring relates to the estimated costs of initiated reorganizations that have been approved by the Board of Management, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Guarantees

The Company recognizes a liability at the fair value of the obligation at the inception of a financial guarantee contract. The guarantee is subsequently measured at the higher of the best estimate of the obligation or the amount initially recognized.

Accounting changes

In the absence of explicit transition requirements for new accounting pronouncements, the Company accounts for any change in accounting principle retrospectively.

Reclassifications

Certain items previously reported under specific financial statement captions have been reclassified to conform to the current year presentation.

IFRS accounting standards adopted as from 2010

The accounting policies set out above have been applied consistently to all periods presented in these Consolidated financial statements except as explained below which addresses changes in accounting policies.

The Company has adopted the following new and amended IFRSs as of January 1, 2010.

Revision to IAS 27 ‘Consolidated and Separate Financial Statements’

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Company applied IAS 27 (revised) prospectively to transactions with non-controlling interests as from January 1, 2010.

Revision to IFRS 3, ‘Business Combinations’

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the Statements of income. The definition of a business has been broadened, which likely results in more acquisitions being treated as business combinations. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs other than share and debt issuance costs, should be expensed. The Company applied IFRS 3 (revised) prospectively to all business combinations as from January 1, 2010.

IFRIC 17, ‘Distribution of Non-cash Assets to Owners’

The interpretation is part of the IASB’s annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly

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13     Group financial statements     13.10 - 13.10
probable. The Company applied IFRIC 17 prospectively from January 1, 2010, which did not have a material impact on the Company’s Consolidated financial statements.

Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement — Eligible Hedged Items’

The amendment to IAS 39 provides additional guidance on the designation of a hedged item. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations. It clarifies the designation of a one-sided risk in a hedged item and inflation in a financial hedged item. This amendment was adopted on January 1, 2010 and did not have a material impact on the Company’s Consolidated financial statements.

Amendments to IFRIC 9 and IAS 39 ‘Embedded Derivatives’

The amendments require entities to assess whether they need to separate an embedded derivative from a hybrid (combined) financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid (combined) financial asset out of the fair value through profit or loss category is not permitted. The amendments did not have a material impact on the Company’s Consolidated financial statements.

Improvements to IFRSs 2009

In April 2009, the IASB issued ‘Improvements to IFRSs 2009‘, a collection of amendments to twelve International Financial Reporting Standards, as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010. The improvements did not have a material impact on the Company’s Consolidated financial statements.

Amendment to IFRS 2 ‘Group Cash-settled and Share-based Payment Transactions’

In addition to incorporating IFRIC 8, ‘Scope of IFRS 2’, and IFRIC 11, ‘IFRS 2 — Group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The new guidance had no material impact on the Company’s Consolidated financial statements.

IFRS accounting standards adopted as from 2011 and onwards

The following standards and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2011 or later periods, but the Company has not early adopted them:

IFRS 9 ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets and liabilities. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is currently evaluating the impact that this new standard will have on the Company’s Consolidated financial statements.

Amendments to IFRS 7 Financial Instruments: Disclosures

The revised standard addresses additional disclosure notes in situations where assets are reclassified. This amendment is applicable to the Company on January 1, 2012. The change in accounting policy impacts disclosures only.

Improvements to IFRSs 2010

In May 2010, the IASB issued ‘Improvements to IFRSs 2010‘, a collection of amendments to seven International Financial Reporting Standards, as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2011. The improvements are not expected to have a material impact on the Company’s Consolidated financial statements.

Revised IAS 24 ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Company will apply IAS 24 (revised) retrospectively from January 1, 2011. The change in accounting policy impacts disclosures only.

Amendment to IAS 32 ‘Classification of Rights Issues’

The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. The amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. This amendment is applicable to the Company on January 1, 2011 and is not expected to have a material impact on the Company’s Consolidated financial statements.

Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’

This amendment allows for the recognition of an asset for any surplus arising from the voluntary prepayment of minimum funding contributions for defined-benefit plans in respect of future service. The amendment to IFRIC 14 will be adopted on January 1, 2011, will be applied retrospectively and is not expected to have a material impact on the Company’s Consolidated financial statements.

IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’

IFRIC 19 clarifies the accounting when the terms of debt are renegotiated with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (referred to as a ‘debt for equity swap’). The interpretation requires a gain or loss to be recognized in profit or loss when a liability is settled through the issuance of the entity’s own equity instruments. The reclassification of the carrying value of the existing financial liability into equity (with no gain or loss being recognized in profit or loss) is no longer permitted. IFRIC 19 is applicable on January 1, 2011 and will be applied retrospectively. The application of this IFRIC is not expected to have a material impact on the Company’s Consolidated financial statements.

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13     Group financial statements      13.10 - 13.11     1
13.11	Notes
All amounts in millions of euros unless otherwise stated.

Notes to the Consolidated financial statements of the Philips Group
1	Income from operations
For information related to Sales and Income from operations on a geographical and sector basis, see section 13.9, Information by sector and main country, of this Annual Report.

Sales and costs by nature

	2008	2009	2010
Sales	26,385	23,189	25,419
Costs of materials used	(12,017)	(9,660)	(10,114)
Employee benefit expenses	(5,981)	(5,825)	(5,968)
Depreciation and amortization	(1,528)	(1,469)	(1,422)
Shipping and handling	(595)	(505)	(485)
Advertising and promotion	(949)	(804)	(934)
Lease expense	(322)	(352)	(301)
Other operational costs	(4,813)	(4,019)	(4,206)
Impairment of goodwill	(301)	—	—
Other business income and expenses	175	59	76

Income from operations	54	614	2,065
Sales composition

	2008	2009	2010
Goods	23,568	20,254	22,012
Services	2,325	2,527	2,869
Licenses and royalties	492	408	538

	26,385	23,189	25,419
Philips has no single external customer that represents 10 percent or more of revenues and therefore no further information is disclosed.

Costs of materials used

Cost of materials used represent the inventory recognized in cost of sales.

Employee benefit expenses

	2008		2009		2010
Salaries and wages	5,094		5,075		5,190
Pension costs	75		110		15
Other social security and similar charges:
- Required by law	688	1)	639	1)	597
- Voluntary	124	1)	1	1)	166

	5,981		5,825		5,968

1)	Revised allocation
In 2009, the voluntary charges include an amount of EUR 134 million related to curtailment gains for retiree medical benefit plans.

See note 28 for further information on pension costs.

For remuneration details of the members of the Board of Management and the Supervisory Board, see note 31.
Employees

The average number of employees by category is summarized as follows (in FTEs):

	2008	2009	2010
Production	66,675	60,179	57,756
Research & development	11,926	11,563	12,388
Other	34,365	35,922	33,588

Permanent employees	112,966	107,664	103,732
Temporary employees	13,493	9,923	13,318

Continuing operations	126,459	117,587	117,050
Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangibles are as follows:

	2008	2009	2010
Depreciation of property, plant and equipment	729	746	678
Amortization of internal-use software	92	106	89
Amortization of other intangible assets	389	436	487
Amortization of development costs	318	181	168

	1,528	1,469	1,422
Depreciation of property, plant and equipment and amortization (including impairment) of software and other intangible assets are primarily included in cost of sales. Amortization (including impairment) of development cost is included in research and development expenses.

Shipping and handling

Shipping and handling costs are included in selling expenses.

Advertising and promotion

Advertising and promotion costs are included in selling expenses.

Other business income (expenses)

Other business income (expenses) consists of the following:

	2008	2009	2010
Result on disposal of businesses:
- income	136	13	9
- expense	(45)	(13)	(8)
Result on disposal of fixed assets:
- income	72	33	54
- expense	(16)	(13)	(9)
Result on other remaining businesses:
- income	53	51	37
- expense	(25)	(12)	(7)

	175	59	76
Total other business income	261	97	100
Total other business expense	(86)	(38)	(24)
The results on the disposal of businesses in 2008 are mainly related to the sale of the Set-Top Boxes and Connectivity Solutions activities to Pace Micro Technology which resulted in a gain of EUR 42 million, and the sale of Philips Speech Recognition activities to Nuance Communications which resulted in a gain of EUR 45 million. The result on the disposal of fixed assets is mainly related to the sale of fixed assets in Taiwan with a gain of EUR 39 million.

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2 3      13     Group financial statements     13.11 - 13.11
2	Financial income and expenses

	2008	2009	2010
Interest income	141	45	40
Interest income from loans and receivables	14	18	17
Interest income from cash and cash equivalents	127	27	23
Dividend income from available for sale financial assets	25	16	6
Net gains from disposal of financial assets	1,406	126	162
Net change in fair value of financial assets at fair value through profit or loss	—	20	—
Net foreign exchange gains	—	—	1
Other finance income	22	18	5

Finance income	1,594	225	214

Interest expense	(246)	(297)	(265)
Interest on debts and borrowings	(243)	(294)	(263)
Finance charges under finance lease contract	(3)	(3)	(2)
Unwind of discount of provisions	(25)	(15)	(20)
Net foreign exchange losses	(13)	(7)	—
Impairment loss of financial assets	(1,148)	(58)	(2)
Net change in fair value of financial assets at fair value through profit or loss	(48)	—	(21)
Other finance expenses	(26)	(14)	(28)

Finance expense	(1,506)	(391)	(336)

Financial income and expenses	88	(166)	(122)
Net financial income and expense was EUR 122 million expense in 2010 which was EUR 44 million lower than in 2009. Total finance income of EUR 214 million included EUR 162 million gain on the disposal of financial assets, of which EUR 154 million resulted from the sale of shares in NXP (please refer to note 11 for more details) and EUR 4 million resulted from the sale of SHL Telemedicine Ltd.. Interest income from loans and receivables included EUR 15 million related to interest received on the convertible bonds received from TPV Technology and CBaySystems Holdings (CBAY). Total finance expense of EUR 336 million included EUR 21 million of losses mainly in relation to fair value revaluations on the convertible bonds received from TPV Technology and CBAY prior to their redemption in September and October respectively.

Net financial income and expense was EUR 166 million expense in 2009, which was EUR 254 million higher than in 2008. Financial income was EUR 225 million and included EUR 126 million income from the disposal of financial assets, including a EUR 69 million gain from the sale of remaining shares in LG Display, and a EUR 48 million gain from the sale of remaining shares in Pace Micro Technology. During 2009, Philips had a net EUR 20 million fair value gain mainly related to the revaluation of the convertible bonds received from TPV Technology and CBAY. Philips also received EUR 16 million dividend income, of which EUR 12 million related to holdings in LG Display. Total financial expense was EUR 391 million, including impairment charges amounting to EUR 58 million mainly from shareholdings in NXP, and EUR 15 million of accretion expenses mainly associated with discounted asbestos and environmental provisions.

In 2008, net financial income and expense was EUR 88 million income. Financial income was EUR 1,594 million and included a EUR 1,406 million net gain from disposal of financial assets, including EUR 1,205 million from the sale of shares in TSMC, a EUR 158 million gain on the sale of shares in LG Display and EUR 20 million gain on the sale of shares in D&M. Furthermore, Philips received EUR 25 million of dividend income, primarily from TSMC. Total finance expense was EUR 1,506 million, including impairment charges amounting to EUR 1,148 million related to shareholdings in NXP (EUR 599 million), LG Display (EUR 448 million), TPO (EUR 71 million) and Pace Micro Technology (EUR 30 million). Furthermore, there was a net fair value loss of EUR 48 million, including EUR 37 million from revaluation of the convertible bond received from TPV Technology.
3	Income taxes
The tax expense on income before tax amounted to EUR 509 million (2009: EUR 100 million, 2008: EUR 256 million).

The components of income before taxes and income tax expense are as follows:

	2008	2009	2010
Netherlands	330	175	935
Foreign	(188)	273	1,008

Income before taxes	142	448	1,943

Netherlands:
Current taxes	20	(16)	(106)
Deferred taxes	(120)	(72)	(144)

	(100)	(88)	(250)

Foreign:
Current taxes	(289)	(201)	(207)
Deferred taxes	133	189	(52)

	(156)	(12)	(259)

Income tax expense	(256)	(100)	(509)
The components of deferred tax expense are as follows:

	2008	2009	2010
Previously unrecognized tax loss carried forwards realized	21	1	9
Current year tax loss carried forwards not realized	(98)	(60)	(55)
Temporary differences (not recognized) recognized	(2)	2	(5)
Prior year results	(7)	119	(16)
Tax rate changes	(1)	—	(4)
Origination and reversal of temporary differences	100	55	(125)

Deferred tax income (expense)	13	117	(196)
Philips’ operations are subject to income taxes in various foreign jurisdictions. The statutory income tax rates vary from 10.0% to 40.7%, which causes a difference between the weighted average statutory income tax rate and the Netherlands’ statutory income tax rate of 25.5% (2009: 25.5%; 2008: 25.5%).

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13     Group financial statements     13.11 - 13.11
A reconciliation of the weighted average statutory income tax rate to the effective income tax rate is as follows:

in %	2008	2009	2010
Weighted average statutory income tax rate	(18.5)	17.4	26.7

Tax rate effect of:
Changes related to:
- utilization of previously reserved loss carryforwards	(14.5)	(0.3)	(0.5)
- new loss carryforwards not expected to be realized	69.3	13.3	2.8
- addition (releases)	1.6	(0.4)	0.3
Non-tax-deductible impairment charges	283.1	3.1	—
Non-taxable income	(315.0)	(25.9)	(7.6)
Non-tax-deductible expenses	91.9	26.3	3.9
Withholding and other taxes	(5.1)	4.7	1.2
Tax rate changes	1.0	(0.1)	0.2
Tax expenses due to other liabilities	37.2	8.3	(0.4)
Tax incentives and other	49.2	(24.1)	(0.4)

Effective tax rate	180.2	22.3	26.2
The weighted average statutory income tax rate increased in 2010 compared to 2009, as a consequence of a change in the country mix of income tax rates, as well as a change of the mix of profits and losses in the various countries.

The effective income tax rate is lower than the weighted average statutory income tax rate in 2010, attributable to non-taxable gains on the sale of securities and other non-taxable income, and incidental tax benefits, which were partly offset by non-tax-deductible costs, new losses carried forward not expected to be realized, and income tax expenses due to tax provisions for uncertain tax positions.

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13 Group financial statements 13.11 - 13.11
Deferred tax assets and liabilities

Net deferred tax assets relate to the following balance sheet captions and tax loss carryforwards (including tax credit carryforwards), of which the movements during the years 2010 and 2009, respectively are as follows:

	December 31,	recognized in		acquisitions/		December 31,
	2009	income	recognized in equity	divestments	other1)	2010
Intangible assets	(1,218)	97	—	(3)	(93)	(1,217)
Property, plant and equipment	15	34	—	—	(9)	40
Inventories	193	44	—	—	5	242
Prepaid pension assets	(387)	(75)	462	—	(1)	(1)
Other receivables	36	4	—	—	(2)	38
Other assets	118	(94)	—	—	4	28
Provisions:
- pensions	450	(58)	150	—	27	569
- guarantees	11	—	—	—	—	11
- termination benefits	100	(34)	—	—	2	68
- other postretirement benefits	91	(7)	(10)	—	5	79
- other provisions	567	(71)	5	(1)	45	545
Other liabilities	(29)	107	—	—	4	82
Tax loss carryforwards (including tax credit carryforwards)	766	(143)	(1)	1	73	696

Net deferred tax assets	713	(196)	606	(3)	60	1,180

1)	Primarily includes foreign currency translation differences which were recognized in equity

	December 31,	recognized in		acquisitions/		December 31,
	2008	income	recognized in equity	divestments	other1)	2009
Intangible assets	(1,298)	115	—	(11)	(24)	(1,218)
Property, plant and equipment	(146)	28	—	7	126	15
Inventories	147	33	—	4	9	193
Prepaid pension costs	(510)	(80)	160	—	43	(387)
Other receivables	41	2	—	14	(21)	36
Other assets	61	(20)	(14)	—	91	118
Provisions:
- pensions	432	(9)	8	—	19	450
- guarantees	9	1	—	1	—	11
- termination benefits	61	34	—	—	5	100
- other postretirement benefits	108	(15)	10	—	(12)	91
- other provisions	751	(111)	3	3	(79)	567
Other liabilities	76	1	—	1	(107)	(29)
Tax loss carryforwards (including tax credit carryforwards)	615	138	—	12	1	766

Net deferred tax assets	347	117	167	31	51	713

1)	Primarily includes balance sheet changes amounting to EUR 46 million and foreign currency translation differences which were recognized in equity

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13     Group financial statements     13.11 - 13.11
Deferred tax assets and liabilities relate to the balance sheet captions, as follows:

	assets	liabilities	net
2010
Intangible assets	104	(1,321)	(1,217)
Property, plant & equipment	106	(66)	40
Inventories	267	(25)	242
Prepaid pension costs	2	(3)	(1)
Other receivables	53	(15)	38
Other assets	50	(22)	28
Provisions:
- pensions	571	(2)	569
- guarantees	11	—	11
- termination benefits	70	(2)	68
- other postretirement	78	1	79
- other	579	(34)	545
Other liabilities	110	(28)	82
Tax loss carryforwards (including tax credit carryforwards)	696	—	696

	2,697	(1,517)	1,180

Set-off of deferred tax positions	(1,346)	1,346	—

Net deferred tax assets	1,351	(171)	1,180

	assets	liabilities	net
2009
Intangible assets	172	(1,390)	(1,218)
Property, plant & equipment	109	(94)	15
Inventories	206	(13)	193
Prepaid pension costs	3	(390)	(387)
Other receivables	45	(9)	36
Other assets	135	(17)	118
Provisions:
- pensions	452	(2)	450
- guarantees	11	—	11
- termination benefits	105	(5)	100
- other postretirement	91	—	91
- other	590	(23)	567
Other liabilities	73	(102)	(29)
Tax loss carryforwards (including tax credit carryforwards)	766	—	766

	2,758	(2,045)	713

Set-off of deferred tax positions	(1,515)	1,515	—

Net deferred tax assets	1,243	(530)	713
Deferred tax assets are recognized for temporary differences, unused tax losses, and unused tax credits to the extent that realization of the related tax benefits are probable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The net deferred tax assets of EUR 1,180 million (2009: EUR 713 million) consist of deferred tax assets of EUR 1,351 million (2009: EUR 1,243 million) in countries with a net deferred tax asset position and deferred tax liabilities of EUR 171 million (2009: EUR 530 million) in countries with a net deferred tax liability position. Of the total deferred tax assets of EUR 1,351 million at December 31, 2010, (2009: EUR 1,243 million), EUR 812 million (2009: EUR 616 million) is recognized in respect of fiscal entities in various countries where there have been fiscal losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilize these deferred tax assets.

At December 31, 2010 and 2009, there were no recognized deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain foreign subsidiaries of Philips Holding USA (PHUSA) since it has been determined that undistributed profits of such subsidiaries will not be distributed in the foreseeable future. The temporary differences associated with the investments in subsidiaries of PHUSA, for which a deferred tax liability has not been recognized, aggregate to EUR 34 million (2009: EUR 29 million).

In the current year one of our acquisitions has recognized a deferred tax asset of EUR 18 million, which was not recognized at acquisition date. Based on an audit by the local tax authorities the intercompany loan policy has been reviewed and adjusted, which has led to a lower intercompany interest rate. As a consequence the related deferred tax asset became recoverable.

At December 31, 2010, operating loss carryforwards expire as follows:

						2016/
Total	2011	2012	2013	2014	2015	2020	later	unlimited
4,452	14	23	17	38	28	25	949	3,358
The Company also has tax credit carryforwards of EUR 112 million, which are available to offset future tax, if any, and which expire as follows:

						2016/
Total	2011	2012	2013	2014	2015	2020	later	unlimited
112	1	3	1	3	—	24	68	12
At December 31, 2010 , operating loss and tax credit carryforwards for which no deferred tax assets have been recognized in the balance sheet, expire as follows:

						2016/
Total	2011	2012	2013	2014	2015	2020	later	unlimited
1,689	—	2	—	6	5	28	16	1,632
Classification of the income tax payable and receivable is as follows:

	2009	2010
Income tax receivable	81	79
Income tax receivable — under non-current receivables	2	2
Income tax payable	(118)	(291)
Income tax payable — under non-current liabilities	(1)	(1)
Fiscal risks

Philips is exposed to fiscal uncertainties. These uncertainties include the following:

Transfer pricing uncertainties

Philips has issued transfer pricing directives, which are in accordance with international guidelines such as those of the Organization of Economic Co-operation and Development. As transfer pricing has a cross-border effect, the focus of local tax authorities on implemented transfer pricing procedures in a country may have an impact on results in another country. In order to mitigate the transfer pricing uncertainties, audits are executed by Corporate Fiscal and Internal Audit on a regular basis to safeguard the correct implementation of the transfer pricing directives.

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4 13     Group financial statements     13.11 - 13.11
Tax uncertainties on general service agreements and specific allocation contracts

Due to the centralization of certain activities in a limited number of countries (such as research and development, centralized IT, corporate functions and head office), costs are also centralized. As a consequence, for tax reasons these costs and/or revenues must be allocated to the beneficiaries, i.e. the various Philips entities. For that purpose, apart from specific allocation contracts for costs and revenues, general service agreements (GSAs) are signed with a large number of entities. Tax authorities review the implementation of GSAs, apply benefit tests for particular countries or audit the use of tax credits attached to GSAs and royalty payments, and may reject the implemented procedures. Furthermore, buy in/out situations in the case of (de)mergers could affect the tax allocation of GSAs between countries. The same applies to the specific allocation contracts.

Tax uncertainties due to disentanglements and acquisitions

When a subsidiary of Philips is disentangled, or a new company is acquired, related tax uncertainties arise. Philips creates merger and acquisition (M&A) teams for these disentanglements or acquisitions. In addition to representatives from the involved sector, these teams consist of specialists from various corporate functions and are formed, amongst other things, to identify hidden tax uncertainties that could subsequently surface when companies are acquired and to reduce tax claims related to disentangled entities. These tax uncertainties are investigated and assessed to mitigate tax uncertainties in the future as much as possible. Several tax uncertainties may surface from M&A activities. Examples of uncertainties are: applicability of the participation exemption, allocation issues, and non-deductibility of parts of the purchase price.

Tax uncertainties due to permanent establishments

In countries where e.g. Philips starts new operations or alters business models, the issue of permanent establishment may arise. This is because when operations in a country are led from another country, there is a risk that tax claims will arise in the former country as well as in the latter country.
4	Investments in associates
Results relating to investments in associates

	2008	2009	2010
Company’s participation in income	81	23	14
Results on sales of shares	(2)	—	5
Gains from dilution effects	12	—	—
Investment impairment / other charges	(72)	53	(1)

	19	76	18
Detailed information on the aforementioned individual line items is provided below.

Company’s participation in income

	2008	2009	2010
LG Display	66	—	—
Others	15	23	14

	81	23	14
Philips’ influence on LG Display’s operating and financial policies including representation on the LG Display board was reduced in February 2008. Consequently, the investment in LG Display (at that date 19.9%) was transferred from Investments in associates to Other non-current financial assets, as Philips was no longer able to exercise significant influence.

Results on sales of shares

	2008	2009	2010
TPV Technology Ltd.	—	—	5
Others	(2)	—	—

	(2)	—	5
Investment impairment/other income and expenses

	2008	2009	2010
LG. Philips Displays	(9)	—	—
TPV Technology Ltd.	(59)	55	—
Others	(4)	(2)	(1)

	(72)	53	(1)
In 2009, the TPV Technology Ltd. impairment charge of 2008 was reversed (EUR 55 million) based on the 2009 stock price.

In 2008, Philips performed impairment reviews on the book value of the investment in TPV resulting in an impairment charge of EUR 59 million. The impairment reviews were triggered by the deteriorating economic environment of the flat panel industry, the weakening financial performance of TPV and the stock price performance of TPV. The valuation as per December 31, 2008 was based on the stock price of TPV as of that date on the Hong Kong Stock Exchange.

Investments in associates

The changes during 2010 are as follows:

Investments in associates

	loans	investments	total
Balance as of January 1, 2010	7	274	281
Changes:
Acquisitions/additions	—	18	18
Sales	—	(89)	(89)
Reclassifications	(4)	(34)	(38)
Share in income/value adjustments	—	18	18
Impairments	—	(5)	(5)
Dividends received	—	(19)	(19)
Translation and exchange rate differences	—	15	15

Balance as of December 31, 2010	3	178	181
Reclassifications mainly relate to the accounting of TPV Technology Ltd. (TPV). On March 9, 2010 Philips sold 9.4% of the shares in TPV to a third party for a cash consideration of EUR 98 million. Philips retained 3.0% of the TPV shares, which were transferred to Other non-current financial assets, because Philips was no longer able to exercise significant influence with respect to TPV. The transaction resulted in a gain of EUR 5 million, which was recognized under Results relating to investments in associates.

Summarized information of investments in associates (unaudited)

Summarized financial information on the Company’s investments in associates, on a combined basis, is presented below.

The gradual decline of the amounts stated in the table is due to the accounting for the investments in LG Display in February 2008 and TPV in March 2010 as other non-current financial assets. This is based on the most recent available financial information.

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13     Group financial statements     13.11 - 13.11      5 6

	2008	2009	2010
Net sales	6,951	4,165	353
Income before taxes	538	142	47
Income taxes	(109)	(30)	(16)
Other income (loss)	—	(6)	—

Net income	429	106	31

Total share in net income of associates recognized in the Consolidated statements of income	81	23	14

	2009	2010
Current assets	1,987	760
Non-current assets	1,400	282

	3,387	1,042
Current liabilities	(1,418)	(631)
Non-current liabilities	(817)	(99)

Net asset value	1,152	312

Investments in associates included in the Consolidated balance sheet	274	178
5	Discontinued operations
2010 and 2009

During 2009 and 2010, there were no results from discontinued operations.

2008

MedQuist

On August 6, 2008, the Company announced that it had completed the sale of its approximately 70% ownership interest in MedQuist to CBAY for a consideration of USD 287 million. The consideration was composed of a cash payment of USD 98 million, a promissory note of USD 26 million, a convertible bond of USD 91 million, and a pre-closing cash dividend of USD 72 million. The promissory note was redeemed during 2009. The convertible bond was redeemed in October 2010; please refer to note 14. The financial results attributable to the Company’s interest in MedQuist have been presented as discontinued operations.

The following table summarizes the results of the MedQuist business included in the Consolidated statements of income as discontinued operations for 2008:

2008
Sales	128
Costs and expenses	(131)
Gain on sale of discontinued operations	15
Impairment charge	—

Income (loss) before taxes	12
Income taxes	(3)
Result of investments in associates	—
Non-controlling interests	1

Results from discontinued operations	10
Semiconductors

On September 29, 2006, the Company sold a majority stake in its Semiconductors division to a private equity consortium led by Kohlberg Kravis Robert & Co. (KKR). The transaction consisted of the sale of the division and a simultaneous acquisition of non-controlling interests in the recapitalized organization NXP Semiconductors (NXP). The operations of the Semiconductors division have been presented as discontinued operations.

The Company’s ownership interest in NXP was 19.8% on December 31, 2009. During 2010, the Company sold its entire interest in NXP, please refer to note 11.

The following table summarizes the results of the Semiconductors division included in the Consolidated statements of income as discontinued operations. The 2008 results mainly related to the settlement of income taxes, largely operational in nature.

2008
Sales	—
Costs and expenses	—
Gain (loss) on sale of discontinued operations	(3)

Income (loss) before taxes	(3)
Income taxes	(4)

Results from discontinued operations	(7)
6	Acquisitions and divestments
2010

During 2010, Philips entered into 11 acquisitions. These acquisitions involved an aggregated purchase price of EUR 235 million and have been accounted for using the acquisition method. Measured on an annualized basis, the aggregated impact of the 11 acquisitions on group Sales, Income from operations, Net income and Net income per common share (on a fully diluted basis) is not material in respect of IFRS 3 disclosure requirements.

On March 9, 2010, Philips divested 9.4% of the shares in TPV Technology Ltd. (TPV). The TPV shares were sold to CEIEC Ltd., a Hong Kong-based technology company, for a cash consideration of EUR 98 million. The transaction resulted in a gain of EUR 5 million, which was reported under Results relating to Investments in Associates.

The remaining divestments in 2010 involved an aggregated consideration of EUR 22 million and were therefore deemed immaterial in respect of IFRS 3 disclosure requirements.

2009

During 2009, Philips entered into a number of acquisitions and completed several divestments.

Saeco International Group S.p.A. of Italy (Saeco) was the largest acquisition in 2009. Other acquisitions, both individually and in the aggregate, as well as divestments were deemed immaterial with respect to the IFRS 3 disclosure requirements.

The acquisition of Saeco is summarized in the following table and described in the paragraph below.

Acquisitions

	net cash	net assets	other intangible
	outflow	acquired1)	assets	goodwill
Saeco	171	17	74	80

1)	Net assets acquired includes an adjustment of EUR 10 million for Non-controlling interests and is net of cash acquired
Saeco

On July 24, 2009, Philips reached an agreement with Saeco’s senior lenders. Under the terms of the agreement, Philips acquired full ownership of Saeco through the assumption of all outstanding senior debt and related financial instruments for an upfront payment of EUR 170 million plus a deferred consideration of EUR 30 million payable no later than the 5th anniversary of the transaction.

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13     Group financial statements     13.11 - 13.11
The impact of the Saeco acquisition on Philips’ net cash position in 2009 was EUR 171 million, including acquisition-related costs of EUR 7 million and a loan of EUR 8 million provided by Philips to finance working capital. The acquisition-related costs include legal fees and due diligence costs.

This acquisition allowed Philips to strengthen its position in the espresso machine market through the addition of a comprehensive range of espresso solutions. As of the acquisition date, Saeco is consolidated as part of the Consumer Lifestyle sector.

The condensed balance sheet of Saeco, immediately before and after the acquisition date was as follows:

	before acquisition date1)	after acquisition date
Assets and liabilities
Goodwill	—	80
Other intangible assets	182	74
Property, plant and equipment	94	41
Working capital	43	38
Deferred tax assets	31	40
Provisions	(32)	(48)
Cash	14	14

	332	239

Financed by
Group equity	100	185
Non-controlling interests	10	10
Deferred consideration	—	30
Loans	222	14

	332	239

1)	Unaudited figures
Non-controlling interests relate to minority stakes held by third parties in some of Saeco’s group companies.

The goodwill is primarily related to the synergies expected to be achieved from integrating Saeco in the Consumer Lifestyle sector.

Other intangible assets comprised of the following:

	amount	amortization period in years
Core technology	25	5
Trademarks and trade names	49	4-10

	74
For the period from July 24 to December 31, 2009, Saeco contributed sales of EUR 143 million and a loss from operations of EUR 18 million.

Pro forma disclosures on acquisitions

The following table presents the 2009 year-to-date unaudited proforma results of Philips, assuming Saeco had been consolidated as of January 1, 2009:

Unaudited

	January-December 2009
		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	23,189	66	23,255
Income from operations	614	(20)	594
Net income (loss)	410	(18)	392
Earnings per share - in euros	0.44		0.42

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of Saeco from January 1, 2009 to the date of acquisition
2008

During 2008, Philips entered into a number of acquisitions and completed several divestments.

The acquisitions in 2008 primarily consisted of Genlyte Group Inc. (Genlyte), Respironics Inc. (Respironics) and VISICU Inc. (VISICU). The remaining acquisitions, both individually and in the aggregate, were deemed immaterial with respect to the IFRS 3 disclosure requirements.

Sales and income from operations related to activities divested in 2008, included in the Company’s Consolidated statement of income for 2008, amounted to EUR 176 million and nil, respectively.

The most significant acquisitions and divestments are summarized in the next two tables and described in the paragraph below.

Acquisitions

	net cash	net assets	other intangible
	outflow	acquired1)	assets	goodwill
Genlyte	1,894	10	860	1,024
Respironics	3,196	(152)	1,186	2,162
VISICU	198	(10)	33	175

1)	Net of cash acquired
Divestments

	inflow of cash
	and other		net assets	recognized
	assets1)		divested	gain
Set-Top Boxes and Connectivity Solutions	74[2]	)	(32)	42
Philips Speech Recognition Systems	65[3]	)	(20)	45

1)	Net of cash divested

2)	Assets received in lieu of cash

3)	Of which EUR 22 million cash
Genlyte

On January 22, 2008, Philips completed the purchase of all outstanding shares of Genlyte, a leading manufacturer of lighting fixtures, controls and related products for the commercial, industrial and residential markets. Through this acquisition Philips established a solid platform for further growth in the area of energy-saving and green lighting technology. The acquisition created a leading position for Philips in the North American luminaires market. Philips paid a total net cash consideration of EUR 1,894 million. This amount included the cost of 331,627 shares previously acquired in August 2007, the pay-off of certain debt and the settlement of outstanding stock options. The net

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13     Group financial statements     13.11 - 13.11
impact of the Genlyte acquisition on Philips’ net cash position in 2008, excluding the pay-off of debt, was EUR 1,805 million. As of the acquisition date, Genlyte is consolidated as part of the Lighting sector.

The condensed balance sheet of Genlyte, immediately before and after the acquisition date was as follows:

	before acquisition date1)	after acquisition date
Assets and liabilities
Goodwill	254	1,024
Other intangible assets	102	860
Property, plant and equipment	129	191
Working capital	134	160
Other current financial assets	—	3
Deferred tax liabilities	(12)	(300)
Provisions	(18)	(36)
Cash	57	57

	646	1,959

Financed by
Group equity	568	1,951
Loans	78	8

	646	1,959

1)	Unaudited figures
The goodwill recognized is related to the complementary technological expertise and talent of the Genlyte workforce and the synergies expected to be achieved from integrating Genlyte into the Lighting sector.

Other intangible assets are comprised of the following:

		amortization
	amount	period in years
Core technology and designs	81	1-8
In-process R&D	11	5
Group brands	142	2-14
Product brands	5	2-5
Customer relationships and patents	614	9-17
Order backlog	6	0.25
Software	1	3

	860
For the period from January 22 to December 31, 2008, Genlyte contributed EUR 1,024 million to Sales and EUR 34 million to Income from operations.

Respironics

On March 10, 2008, Philips acquired 100% of the shares of Respironics, a leading provider of innovative solutions for the global sleep and respiratory markets. Respironics designs, develops, manufactures and markets medical devices used primarily for patients suffering from Obstructive Sleep Apnea (OSA) and respiratory disorders. The acquisition of Respironics added new product categories in OSA and home respiratory care to the existing Philips business. This acquisition formed a solid foundation for the Home Healthcare Solutions business of the Company. Philips acquired Respironics’ shares for a net cash consideration of EUR 3,196 million. As of the acquisition date, Respironics is consolidated as part of the Healthcare sector.

The condensed balance sheet of Respironics, immediately before and after the acquisition date was as follows:

	before acquisition date1)	after acquisition date
Assets and liabilities
Goodwill	165	2,162
Other intangible assets	39	1,186
Property, plant and equipment	123	137
Working capital	214	215
Other non-current financial assets	11	10
Provisions	(27)	(27)
Deferred tax assets/ liabilities	35	(439)
Cash	135	135

	695	3,379

Financed by
Group equity	647	3,331
Loans	48	48

	695	3,379

1)	Unaudited figures
The goodwill recognized is related to the complementary technical skills and talent of the Respironics workforce and the synergies expected to be achieved from integrating Respironics into the Healthcare sector.

Other intangible assets are comprised of the following:

		amortization
	amount	period in years
Core technology	355	9-13
Developed non-core technology	21	4-7
In-process R&D	3	3
Trade name	72	6
Customer relationships	732	16-18
Other	3	1-3

	1,186
For the period from March 10 to December 31, 2008, Respironics contributed Sales of EUR 831 million and EUR 10 million to Income from operations.

VISICU

On February 20, 2008, Philips acquired 100% of the shares of VISICU, a leading IT company which develops remote patient monitoring systems. The acquisition of VISICU will facilitate the creation of products to provide increased clinical decision support to hospital staff, while allowing them to monitor a greater number of critically ill patients. Philips paid a total net cash consideration of EUR 198 million. As of the acquisition date, VISICU is consolidated as part of the Healthcare sector.

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13     Group financial statements     13.11 - 13.11
The condensed balance sheet of VISICU, immediately before and after the acquisition date was as follows:

	before acquisition date1)	after acquisition date
Assets
Goodwill	—	175
Other intangible assets	—	33
Property, plant and equipment	1	—
Working capital	(2)	(4)
Other non-current financial assets	3	—
Deferred tax assets/ liabilities	7	(4)
Deferred revenue	(25)	(2)
Cash	74	74

	58	272

Financed by
Group equity	58	272

1)	Unaudited figures
The goodwill recognized is related to the complementary technological skills and talent of VISICU’s workforce and the synergies expected to be achieved from integrating VISICU into the Healthcare sector.

Other intangible assets comprised of the following:

		amortization
	amount	period in years
Core technology	20	7
In-process R&D	4	3
Patents and trademarks	1	6
Customer relationships	5	2-15
Backlog	3	1-3

	33
For the period from February 20 to December 31, 2008, VISICU contributed EUR 10 million to Sales and a loss from operations of EUR 13 million.

Pro forma disclosures on acquisitions

The following table presents the 2008 year-to-date unaudited proforma results of Philips, assuming Genlyte, Respironics and VISICU had been consolidated as of January 1, 2008:

Unaudited

	January-December 2008
		pro forma	pro forma
	Philips Group	adjustments1)	Philips Group
Sales	26,385	230	26,615
Income from operations	54	(29)	25
Net income (loss)	(91)	(13)	(104)
Loss per share — in euros	(0.09)		(0.10)

1)	Pro forma adjustments include sales, income from operations and net income from continuing operations of the three acquired companies from January 1, 2008 to the date of acquisition
Set-Top Boxes and Connectivity Solutions

On April 21, 2008, Philips completed the sale of its Set-Top Boxes (STB) and Connectivity Solutions (CS) activities to the UK-based technology provider Pace Micro Technology (Pace). Philips received 64.5 million Pace shares, representing a 21.6% shareholding, with a market value of EUR 74 million at that date. Philips recognized a gain on this transaction of EUR 42 million which was recognized in Other business income. Two days later, Philips reduced its interest to 17%. The Pace shares were treated as available-for-sale financial assets and presented under Other non-current financial assets. In April 2009, Philips sold all shares in Pace.

Philips Speech Recognition Systems

On September 28, 2008, Philips sold its speech recognition activities to the US-based Nuance Communications for EUR 65 million. Philips realized a gain of EUR 45 million on this transaction which was recognized in Other business income.

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13      Group financial statements     13.11 - 13.11     7
7	Property, plant and equipment

				prepayments and
		machinery and		construction in
	land and buildings	installations	other equipment	progress	total
Balance as of January 1, 2010:
Cost	2,447	3,692	1,708	207	8,054
Accumulated depreciation	(1,013)	(2,518)	(1,271)	—	(4,802)

Book value	1,434	1,174	437	207	3,252
Change in book value:
Capital expenditures	67	134	24	428	653
Assets available for use	24	212	126	(362)	—
Acquisitions	1	2	5	(1)	7
Disposals and sales	(32)	(32)	(19)	(4)	(87)
Depreciation	(95)	(357)	(176)	—	(628)
Impairments	(18)	(12)	(20)	—	(50)
Translation differences	48	46	19	5	118

Total changes	(5)	(7)	(41)	66	13
Balance as of December 31, 2010:
Cost	2,486	3,851	1,715	273	8,325
Accumulated depreciation	(1,057)	(2,684)	(1,319)	—	(5,060)

Book value	1,429	1,167	396	273	3,265

				prepayments and
		machinery and		construction in
	land and buildings	installations	other equipment	progress	total
Balance as of January 1, 2009:
Cost	2,396	3,576	1,746	347	8,065
Accumulated depreciation	(916)	(2,354)	(1,299)	—	(4,569)

Book value	1,480	1,222	447	347	3,496
Change in book value:
Capital expenditures	21	120	87	296	524
Assets available for use	32	285	117	(434)	—
Acquisitions	17	12	12	5	46
Disposals and sales	(15)	(23)	(11)	(5)	(54)
Depreciation	(89)	(344)	(192)	—	(625)
Impairments	(9)	(84)	(23)	(5)	(121)
Translation differences	(3)	(14)	—	3	(14)

Total changes	(46)	(48)	(10)	(140)	(244)
Balance as of December 31, 2009:
Cost	2,447	3,692	1,708	207	8,054
Accumulated depreciation	(1,013)	(2,518)	(1,271)	—	(4,802)

Book value	1,434	1,174	437	207	3,252
Land with a book value of EUR 193 million at December 31, 2010 (2009: EUR 186 million) is not depreciated.

Property, plant and equipment include lease assets with a book value of EUR 156 million at December 31, 2010 (2009: EUR 128 million). The total book value of assets no longer productively employed, mainly included in land and buildings, amounted to EUR 15 million at December 31, 2010 (2009: EUR 11 million).

Included in the costs of land and buildings are assets held for sale amounting to EUR 213 million in 2010 with related accumulated depreciation of EUR 93 million.

The expected useful lives of property, plant and equipment are as follows:

Buildings	from 5 to 50 years
Machinery and installations	from 3 to 20 years
Lease assets	from 1 to 15 years
Other equipment	from 1 to 10 years
Capitalized interest included in capital expenditures is not significant.

Changes in expected useful lives and residual values have an insignificant effect on depreciation in current and future years.

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8      13     Group financial statements     13.11 - 13.11
8      Goodwill
The changes in 2009 and 2010 were as follows:

	2009	2010
Balance as of January 1:
Cost	7,952	8,021
Amortization / Impairments	(672)	(659)

Book value	7,280	7,362

Changes in book value:
Acquisitions	149	84
Impairments	—	—
Translation differences	(67)	589

Balance as of December 31:
Cost	8,021	8,742
Amortization / Impairments	(659)	(707)

Book value	7,362	8,035
Acquisitions in 2010 include goodwill related to the acquisition of Discus Holdings, Inc. for EUR 47 million and several other companies. In addition, goodwill changed due to the finalization of purchase price accounting related to acquisitions in the prior year.

Acquisitions in 2009 include goodwill related to the acquisition of Saeco for EUR 80 million and several other companies. In addition, goodwill changed due to the finalization of purchase price accounting related to acquisitions in the prior year.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operating sector level), which represent the lowest level at which the goodwill is monitored internally for management purposes.

In 2010, the organizational structure of the Healthcare sector was changed. As a result of the change, part of the goodwill of Clinical Care Systems was allocated to Imaging Systems and the other part to Patient Care & Clinical Informatics (former Healthcare Informatics). Furthermore, Respiratory Hospital and related goodwill were transferred to Patient Care & Clinical Informatics.

Goodwill allocated to the cash generating units Respiratory Care and Sleep Management, Professional Luminaires, Imaging Systems and Patient Care & Clinical Informatics is considered to be significant in comparison to the total book value of goodwill for the Group at December 31, 2010. The amounts allocated are presented below. Last year’s amounts are based on the revised 2010 structure for the Healthcare sector:

	2009	2010
Respiratory Care and Sleep Management	1,995	2,209
Professional Luminaires	1,408	1,485
Imaging Systems	1,316	1,422
Patient Care & Clinical Informatics	1,189	1,297
The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests is the value in use. Key assumptions used in the impairment tests for the units in the table above were sales growth rates, adjusted income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2010 to 2015 that matches the period used for our strategic review. For the 2009 test, a shorter initial forecast period was used. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long term average growth rate.

The sales growth rates and margins used to estimate cash flows were based on past performance, external market growth assumptions and industry long-term growth averages.

Adjusted income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care and Sleep Management, Professional Luminaires, Imaging Systems and Patient Care & Clinical Informatics for 2010 were based on the following key assumptions (based on the annual impairment test performed in Q2):

in %	compound sales growth rate1)
	initial	extra-		pre-tax
	forecast	polation	terminal	discount
	period	period	value	rates
Respiratory Care and Sleep Management	9.4	5.0	2.7	10.2
Professional Luminaires	11.3	7.2	2.7	14.0
Imaging Systems	5.2	4.0	2.7	11.1
Patient Care & Clinical Informatics	6.5	5.4	2.7	12.1

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
The assumptions used for the 2009 cash flow projections, based on the 2009 organizational structure of the Healthcare sector, were as follows:

in %	compound sales growth rate1)
		extra-		pre-tax
	forecast	polation	terminal	discount
	period	period	value	rates
Respiratory Care and Sleep Management	9.4	4.2	2.7	10.4
Professional Luminaires	8.0	4.9	2.7	14.0
Imaging Systems	3.8	3.0	2.7	10.0

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
These assumptions were based on the 2009 annual impairment test performed in the second quarter of last year, except for Respiratory Care and Sleep Management for which the figures were based on the Q4 test.

Based on the annual test in 2010 the recoverable amounts of the cash generating units were estimated to be higher than the carrying amounts, and management therefore did not identify any impairments.

Among the mentioned units, Respiratory Care and Sleep Management and Professional Luminaires have the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount. The headroom of Respiratory Care and Sleep Management was estimated at EUR 100 million, the headroom of Professional Luminaires at EUR 600 million.
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13     Group financial statements     13.11 - 13.11     9
The following changes could, individually, cause the value in use to fall to the level of the carrying value:

	increase in	decrease in
	pre-tax	long-term	decrease in
	discount rate,	growth rate,	terminal value
	basis points	basis points	amount, %
Respiratory Care and Sleep Management	30	50	5
Professional Luminaires	250	280	34
The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Based on the Q4 trigger-based impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 26 million. An increase of 34 basis points in pre-tax discounting rate, a 50 basis points decline in the compound long term sales growth rate or a 6% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at December 31, 2010 amounts to EUR 450 million.

Please refer to section 13.9, Information by sector and main country, of this Annual Report for a specification of goodwill by sector.
9     Intangible assets excluding goodwill
The changes were as follows:

	other intangible	product
	assets	development	software	total

Balance as of January 1, 2010:
Cost	5,040	820	606	6,466
Accumulated amortization	(1,484)	(436)	(385)	(2,305)

Book value	3,556	384	221	4,161

Changes in book value:
Additions	64	219	76	359
Acquisitions and purchase price allocation adjustments	131	(13)	1	119
Amortization/ deductions	(484)	(155)	(89)	(728)
Impairment losses	(3)	(13)	—	(16)
Translation differences	268	17	11	296
Other	(2)	20	(11)	7

Total changes	(26)	75	(12)	37

Balance as of December 31, 2010:
Cost	5,486	1,046	665	7,197
Accumulated amortization	(1,956)	(587)	(456)	(2,999)

Book Value	3,530	459	209	4,198

	other intangible	product
	assets	development	software	total

Balance as of January 1, 2009:
Cost	5,021	805	702	6,528
Accumulated amortization	(1,137)	(448)	(466)	(2,051)

Book value	3,884	357	236	4,477

Changes in book value:
Additions	14	188	91	293
Acquisitions and purchase price allocation adjustments	102	25	—	127
Amortization/ deductions	(433)	(165)	(103)	(701)
Impairment losses	(3)	(16)	(3)	(22)
Translation differences	(18)	(4)	—	(22)
Other	10	(1)	—	9

Total changes	(328)	27	(15)	(316)

Balance as of December 31, 2009:
Cost	5,040	820	606	6,466
Accumulated amortization	(1,484)	(436)	(385)	(2,305)

Book Value	3,556	384	221	4,161
The additions for 2010 contain internally generated assets of EUR 219 million and EUR 70 million for product development and software, respectively (2009: EUR 188 million, EUR 76 million).

The acquisitions through business combinations in 2010 consist of the acquired intangible assets of Discus Holdings, Inc. for EUR 67 million and several other smaller acquisitions. The acquisitions through business combinations in 2009 mainly consist of the acquired intangible assets of Saeco for EUR 74 million.

The amortization of Intangible assets is specified in note 1.

Other intangible assets consist of:

		December 31,		December 31,
		2009		2010
		accumulated		accumulated
	gross	amortization	gross	amortization
Brand names	939	(212)	843	(206)
Customer relationships	2,581	(534)	2,839	(762)
Technology	1,472	(712)	1,743	(948)
Other	48	(26)	61	(40)

	5,040	(1,484)	5,486	(1,956)
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10 11    13     Group financial statements     13.11 - 13.11
The estimated amortization expense for other intangible assets for each of the next five years are:

2011	471
2012	426
2013	384
2014	309
2015	293
The expected useful lives of the intangible assets excluding goodwill are as follows:

Brand names	2-20 years
Customer relationships	2-25 years
Technology	3-20 years
Other	1-8 years
Software	3 years
Development	3-5 years
The expected weighted average remaining life of other intangible assets is 9.1 years as of December 31, 2010 (2009: 11.3 years).

The Group assessed the useful life of intangible assets with indefinite lives and reviewed the amortization period for intangible assets with definite lives. This assessment resulted in the following changes in amortization expense, mainly recognized in cost of sales, for 2010 and future years:

in thousands of euros
	2010	2011	2012	2013	2014	later
Increase in amortization expense	16	15	15	15	15	196
The unamortized costs of computer software to be sold, leased or otherwise marketed amounted to EUR 82 million (2009: EUR 95 million). The amounts charged to the Consolidated statements of income for amortization or impairment of these capitalized computer software costs amounted to EUR 25 million (2009: EUR 38 million).
10    Non-current receivables
Non-current receivables include receivables with a remaining term of more than one year, and the non-current portion of income taxes receivable amounting to EUR 2 million (2009: EUR 2 million).
11    Other non-current financial assets
The changes during 2010 are as follows:

				financial as-
	available-		held-to-	sets
	for-sale		maturity	at fair value
	financial	loans and re-	invest-	through profit
	assets	ceivables	ments	or loss	total
Balance as of January 1, 2010	581	76	2	32	691
Changes:
Reclassifications	(44)	(17)	—	22	(39)
Acquisitions/ additions	25	10	—	1	36
Sales/ redemptions/ reductions	(387)	(22)	—	(2)	(411)
Value adjustments	179	—	—	5	184
Translation and exchange differences	8	6	—	4	18

Balance as of December 31, 2010	362	53	2	62	479
Reclassifications

Reclassifications include the 3.0% retained interest in TPV Technology Ltd (TPV) which was reclassified from Investments in associates subsequent to the sale of 9.4% of the TPV shares to a third party. For further details, please refer to note 4.

Additionally they include the reclassification of the CBAY investment (EUR 77 million) from Other non-current financial assets (included in available-for-sale financial assets) to Current financial assets prior to redemption in October, 2010. For further details, please refer to note 14.

Investments in available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consists of investments in common stock of companies in various industries.

Main investments in available-for-sale financial assets consist of:

		2009		2010
	number of		number of
	shares	carrying value	shares	carrying value
NXP	854,313,000	207	—	—
TPO Displays	677,839,047	81	—	—
Chimei Innolux	—	—	85,891,073	89
TCL Corporation	162,855,739	85	162,855,739	63
CBAY1)	—	61	—	—

		434	—	152

1)	CBAY is the underlying bond within the convertible instrument
During 2010, Philips reduced its shareholding portfolio of available-for-sale financial assets by selling its entire interest in NXP.

On December 31, 2009 Philips held 19.8% of the common shares in NXP Semiconductors B.V. (NXP). The interest in NXP resulted from the sale of a majority stake in the Semiconductors division in September 2006.
174       Annual Report 2010

13     Group financial statements     13.11 - 13.11 12     13 14 15 16
Until August 5, 2010 NXP was a privately-held company that was not quoted in any active market and consequently carried at impaired cost because the fair value could not be reliably determined. Until that date Philips performed impairment reviews on the carrying value of the investment in NXP.

According to IAS 39, if there is objective evidence that an impairment loss has been incurred for an unquoted equity investment carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of the estimated discounted future cash flows. The discounted future cash flows for NXP were estimated using various valuation techniques including multiplier calculations (‘EBITDA multiples’), calculations based on the share price performance of a peer group of listed (semiconductor) companies and discounted cash-flow models based on unobservable inputs. The latter methodology involved estimates of revenues, expenses, capital spending and other costs, as well as a discount rate calculated from the risk profile of the semiconductor industry. At the end of the first quarter of 2009, impairment charges were recognized in the amount of EUR 48 million, which resulted in a carrying amount of EUR 207 million, being management’s best estimate of future cash flows for the NXP investment at that time. Based on the impairment reviews performed between the end of the first quarter 2009 and August 5, 2010 it was concluded that no further impairments were necessary.

On August 6, 2010 NXP completed an initial public offering (IPO) of newly issued common shares at the NASDAQ. The consequence of this IPO was firstly that the interest held by Philips was diluted to 17% and secondly that a reliable measure became available in order to fair value the NXP shares held by Philips. The difference between the fair value determined on the basis of the initial offering price (EUR 455 million) and the impaired cost (EUR 207 million) was recorded in equity (Other comprehensive income) in August 2010. Subsequent changes in the fair value until September 7, 2010 were also recognized in equity.

On September 7, 2010 Philips sold its entire holding of common shares in NXP to Philips Pension Trustees Limited (herein after referred to as “UK Pension Fund”) for a consideration of EUR 361 million which was 8% below the fair value determined on the stock price as of the close of the previous business day. The transaction resulted in a gain of EUR 154 million, reported under Financial income.

The purchase agreement with the UK Pension Fund includes an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014 if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in a surplus (on the regulatory funding basis) on September 7, 2014.

The arrangement qualifies as a financial instrument, which must be accounted for at fair value, with fair value changes to be reported in financial income and expenses. The fair value of the arrangement was estimated to be zero at the transaction date. As of December 31, 2010, the share price of NXP exceeded the threshold in the arrangement, however, the UK Pension Fund was still in a regulatory deficit position on this date. Management estimates, based on the risks, the current progress and the long term nature of the recovery plan, that it is still highly uncertain that the UK Pension Fund will achieve a regulatory surplus by September 7, 2014. Therefore, the fair value of the arrangement on December 31, 2010 is estimated to be zero.

On March 18, 2010 TPO Displays Corp. (TPO Displays) merged with Innolux Display Corp. and Chi Mei Optoelectronics into a new company named Chimei Innolux Corporation (Chimei Innolux). The shares held by Philips in TPO Displays were exchanged into shares of Chimei Innolux. Valuation differences between the shares were recognized in Other comprehensive income.

Loans and receivables

Loans and receivables mainly relate to restricted liquid assets.
12    Other non-current assets
Other non-current assets in 2010 are comprised of prepaid pension costs of EUR 14 million (2009: EUR 1,518 million) and prepaid expenses of EUR 61 million (2009: EUR 25 million).

The decrease of the prepaid pension cost in 2010 is attributable to the pension plan in the Netherlands, the surplus of which no longer is recognized as an asset. For further details see note 28.
13    Inventories
Inventories are summarized as follows:

	2009	2010
Raw materials and supplies	871	1,131
Work in process	408	510
Finished goods	1,634	2,224

	2,913	3,865
The amounts recorded above are net of allowances for obsolescence.

In 2010, the write-down of inventories to net realizable value amounted to EUR 228 million (2009: EUR 219 million). The write-down is included in cost of sales.
14    Current financial assets
Other current financial assets were EUR 5 million as at December 31, 2010 (2009: EUR 191 million). During 2010, two convertible bonds previously issued to Philips by TPV Technology Limited and CBAY were redeemed generating a total of EUR 239 million cash inflow. During 2010, a fair value loss of EUR 21 million was recognized in financial income and expense, mainly related to these instruments.
15     Other current assets
Other current assets include prepaid expenses of EUR 348 million (2009: EUR 334 million).
16     Current receivables
The accounts receivable, net, per sector are as follows:

	2009	2010
Healthcare	1,571	1,848
Consumer Lifestyle	1,096	1,082
Lighting	909	1,072
Group Management & Services	93	102

	3,669	4,104
The aging analysis of accounts receivable, net, is set out below:

	2009	2010
current	3,075	3,439
overdue 1-30 days	307	297
overdue 31-180 days	241	283
overdue > 180 days	46	85

	3,669	4,104
A large part of overdue trade accounts receivable relates to public sector customers with slow payment approval processes. The allowance for doubtful accounts receivable has been primarily established for receivables that are past due.
Annual Report 2010      175

17     13     Group financial statements     13.11 - 13.11
The changes in the allowance for doubtful accounts receivable are as follows:

	2008	2009	2010
Balance as of January 1	300	280	261
Additions charged to income	33	23	24
Deductions from allowance1)	(63)	(58)	(37)
Other movements2)	10	16	36

Balance as of December 31	280	261	284

1)	Write-offs for which an allowance was previously provided

2)	Including the effect of translation differences and consolidation changes
17     Shareholders’ equity
Common shares

As of December 31, 2010, the issued and fully paid share capital consists of 986,078,784 common shares, each share having a par value of EUR 0.20.

In April 2010, Philips settled a dividend of EUR 0.70 per common share, representing a total value of EUR 650 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 53% of the shareholders elected for a share dividend, resulting in the issuance of 13,667,015 new common shares. The settlement of the cash dividend resulted in a payment of EUR 304 million.

Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to acquire (de facto) control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2010, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future (see note 29).

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis.

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost and capital in excess of par has been depleted.

The following transactions took place resulting from employee option and share plans:

	2009	2010
Shares acquired	2,128	15,237
Average market price	EUR 19.10	EUR 25.35
Amount paid	—	—
Shares delivered	4,477,364	5,397,514
Average market price	EUR 13.76	EUR 23.99
Amount received	EUR 32 million	EUR 71 million
Total shares in treasury at year-end	43,102,679	37,720,402
Total cost	EUR 1,162 million	EUR 1,051 million
In 2009 and 2010 there were no transactions to reduce share capital:

	2009	2010
Shares acquired	—	—
Average market price	—	—
Amount paid	—	—
Reduction of capital stock	—	—
Total shares in treasury at year-end	1,851,998	1,851,998
Total cost	EUR 25 million	EUR 25 million
Net income attributable to shareholders

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share, in cash or shares at the option of the shareholder, against the net income attributable to shareholders for 2010.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,500 million (2009: EUR 1,310 million). Such limitations relate to common shares of EUR 197 million (2009: EUR 194 million) as well as to legal reserves required by Dutch law included under revaluation reserves of EUR 86 million (2009: EUR 102 million), retained earnings of EUR 1,078 million (2009: EUR 884 million) and other reserves of EUR 139 million (2009: EUR 130 million).

In general, gains related to available-for-sale financial assets, cash flow hedges and currency translation differences cannot be distributed as part of shareholders’ equity as they form part of the legal reserves protected under Dutch law. By their nature, losses relating to available-for-sale financial assets, cash flow hedges and currency translation differences, reduce shareholders’ equity, and thereby distributable amounts.

Therefore, gains related to available-for-sale financial assets (2010: EUR 139 million) included in other reserves limit the distribution of shareholders’ equity. The losses related to cash flow hedges (2010: EUR 5 million) and currency translation differences (2010: EUR 65 million) reduce the distributable amount.

The legal reserve required by Dutch law of EUR 1,078 million (2009: EUR 884 million) included under retained earnings relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.
176       Annual Report 2010

13     Group financial statements     13.11 - 13.11     18
18     Long-term debt and short-term debt
Long-term debt

							average	amount
	(range of)	average rate of	amount				remaining term	outstanding
	interest rates	interest	outstanding	due in 1 year	due after 1 year	due after 5 years	(in years)	2009
Eurobonds	6.1%	6.1%	750	750	—	—	—	750
USD bonds	1.4 - 7.8%	5.7%	2,687	262	2,425	1,943	12.0	2,494
Convertible debentures	0.3%	0.3%	38	38	—	—	—	51
Private financing	1.0 - 2.0%	1.0%	1	—	1	—	1.5	7
Bank borrowings	0.4 - 14.8%	3.1%	268	10	258	7	3.2	277
Finance leases	0.0 - 13.8%	2.3%	164	43	121	36	4.7	138
Other long-term debt	1.3 - 18.1%	5.4%	64	51	13	—	2.3	69

			3,972	1,154	2,818	1,986		3,786
Corresponding data of previous year		5.5%	3,786	146	3,640	1,848		3,602
The following amounts of long-term debt as of December 31, 2010, are due in the next five years:

2011	1,154
2012	46
2013	508
2014	267
2015	11

Total	1,986
Corresponding amount of previous year	1,710

	effective
	rate	2009	2010
Unsecured Eurobonds
Due 5/16/11; 6 1/8%	6.122%	750	750

Unsecured USD Bonds
Due 5/15/25; 7 3/4%	7.429%	69	74
Due 6/01/26; 7 1/5%	6.885%	115	124
Due 8/15/13; 7 1/4%	6.382%	99	107
Due 5/15/25; 7 1/8%	6.794%	71	77
Due 03/11/11; 3 3/8%1)	3.128%	243	262
Due 03/11/13; 4 5/8%1)	4.949%	347	374
Due 03/11/18; 5 3/4%1)	6.066%	868	935
Due 03/11/38; 6 7/8%1)	7.210%	694	748
Adjustments2)		(12)	(14)

		2,494	2,687

1)	The provisions applicable to these bonds, issued in March 2008, contain a ‘Change of Control Triggering Event’. If the Company would experience such an event with respect to a series of corporate bonds, the Company may be required to offer to purchase the bonds of the series at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

2)	Adjustments relate to issued bond discounts, transaction costs and fair value adjustments for interest rate derivatives
Secured liabilities

In 2010, EUR 3.7 million of long-term and short-term debt was secured by collateral of EUR 3.8 million manufacturing assets (2009: EUR 3.5 million of long-term and short-term debt was secured by collateral of EUR 3.7 million manufacturing assets).
Short-term debt

	2009	2010
Short-term bank borrowings	462	670
Other short-term loans	19	16
Current portion of long-term debt	146	1,154

	627	1,840
During 2010, the weighted average interest rate on the bank borrowings was 8.5% (2009: 8.1%).

In the Netherlands, the Company issued personnel debentures with a 5-year right of conversion into common shares of Royal Philips Electronics. Convertible personnel debentures may not be converted within a period of 3 years after the date of issue. These convertible personnel debentures were available to most employees in the Netherlands and were purchased by them with their own funds and were redeemable on demand. The convertible personnel debentures become non-convertible debentures at the end of the conversion period.

Although convertible debentures have the character of long-term financing, the total outstanding amounts are classified as current portion of long-term debt. At December 31, 2010, an amount of EUR 38 million (2009: EUR 51 million) of convertible personnel debentures was outstanding, with an average conversion price of EUR 21.15. The conversion price varies between EUR 14.19 and EUR 31.59 with various conversion periods ending between January 1, 2011 and December 31, 2013. As of January 1, 2009, Philips no longer issues these debentures.

Furthermore, Philips has a USD 2.5 billion Commercial Paper Program; a EUR 1.8 billion committed revolving facility that can be used for general corporate purpose, and a committed bilateral loan of EUR 200 million. As of December 31, 2010 Philips did not have any loans outstanding under any of these facilities.
Annual Report 2010      177

19    13     Group financial statements      13.11 - 13.11
19    Provisions

		2009		2010
	long-	short-	long-	short-
	term	term	term	term
Provisions for defined-benefit plans (see note 28)	669	61	719	52
Other postretirement benefits (see note 28)	296	21	297	21
Postemployment benefits and obligatory severance payments	106	29	95	21
Product warranty	108	227	94	254
Loss contingencies (environmental remediation and product liability)	186	14	222	28
Restructuring-related provisions	78	318	49	177
Other provisions	291	46	240	70

	1,734	716	1,716	623
Postemployment benefits and obligatory severance payments

The provision for postemployment benefits covers benefits provided to former or inactive employees after employment but before retirement, including salary continuation, supplemental unemployment benefits and disability-related benefits.

The provision for obligatory severance payments covers the Group’s commitment to pay employees a lump sum upon the employee’s dismissal or resignation. In the event that a former employee has passed away, the Group may have a commitment to pay a lump sum to the deceased employee’s relatives.

Product warranty

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Group with respect to products sold. The Group expects the provision will be utilized mostly within the next year. The changes in the provision for product warranty are as follows:

	2008	2009	2010
Balance as of January 1	323	310	335
Changes:
Additions	333	333	309
Utilizations	(357)	(324)	(312)
Translation differences	(3)	3	16
Changes in consolidation	14	13	—

Balance as of December 31	310	335	348
Loss contingencies (environmental remediation and product liability)

This provision primarily includes accrued losses recorded with respect to environmental remediation and asbestos product liability. The asbestos liability was settled in 2009. At December 31, 2010, the provision relates to environmental remediation. Approximately half of this provision is expected to be utilized within the next 5 years. The remaining portion relates to longer-term remediation activities.

The changes in this provision are as follows:

	2008	2009	2010
Balance as of January 1	451	812	200
Changes:
Additions	318	25	50
Utilizations	(15)	(583)	(8)
Releases	37	—	(2)
Translation differences	21	(54)	10

Balance as of December 31	812	200	250
Restructuring-related provisions

The most significant projects in 2010

The restructuring charges in 2010 were mainly attributable to the operating sectors.
•	Within Healthcare, the largest projects were reorganizations of the commercial organizations in Imaging Systems (Germany, Netherlands, and the US).

•	Consumer Lifestyle restructuring charges were mainly in Television, particularly in China due to the brand licensing agreement with TPV.

•	Restructuring projects in Lighting were focused on reduction of production capacity in traditional lighting technologies, such as incandescent. The largest projects were in Brazil, France, and the US.
The movements in the provisions and liabilities for restructuring in 2010 are presented by sector as follows:

	Dec. 31,				other	Dec. 31,
	2009	additions	utilized	released	changes1)	2010
Healthcare	24	63	(39)	(17)	2	33
Consumer Lifestyle	142	32	(78)	(14)	(7)	75
Lighting	164	65	(128)	(26)	(5)	70
GM&S	66	11	(30)	(20)	21	48

	396	171	(275)	(77)	11	226

1)	Other changes primarily relate to translation differences and transfers between sectors
The most significant projects in 2009
•	Healthcare initiated various restructuring projects aimed at reduction of the fixed cost structure, mainly impacting Imaging Systems (Netherlands), Home Healthcare Solutions and Clinical Care Systems (various locations in the US).

•	Consumer Lifestyle restructuring projects focused on Television (primarily Belgium and France), Peripherals & Accessories (mainly Technology & Development in the Netherlands) and Domestic Appliances (mainly Singapore and China).

•	Restructuring projects at Lighting aimed at further increasing organizational effectiveness, and centered on Lamps. The largest restructuring projects were in the Netherlands, Belgium, Poland and various locations in the US.

•	In Group Management & Services restructuring projects focused on reducing the fixed cost structure of Corporate Research Technologies, Philips Information Technology, Philips Design, and Corporate Overheads.
In 2009, restructuring provisions of EUR 81 million were released, mainly as a result of transferring employees within the Group and the release of a restructuring provision in conjunction with the sale of Hoffmeister (Lighting).

While all these projects have been communicated, many of these projects have been completed in 2010 and will be completed early 2011, and will affect approximately 5,000 employees.
178      Annual Report 2010

13      Group financial statements      13.11 - 13.11      20 21 22
The movements in the provisions and liabilities for restructuring in 2009 are presented by sector as follows:

	Dec. 31,				other	Dec. 31,
	2008	additions	utilized	released	changes1)	2009
Healthcare	58	37	(61)	(11)	1	24
Consumer Lifestyle	137	134	(109)	(23)	3	142
Lighting	135	186	(116)	(41)	—	164
GM&S	42	68	(37)	(6)	(1)	66

	372	425	(323)	(81)	3	396
1)	Other changes primarily relate to translation differences
The most significant projects in 2008
•	Healthcare’s restructuring projects were undertaken to reduce operating costs and simplify the organization. The projects affected many locations, most notably sites in Hamburg (Germany), Helsinki (Finland) and Andover (US).

•	Consumer Lifestyle’s main projects primarily relate to the integration of the former DAP and CE businesses, the exit of TV in North America, the restructuring and subsequent sale of the Television factory in Juarez (Mexico) and the optimization of the European supply footprint within almost all businesses.

•	In Lighting, over 60 restructuring projects were active during 2008 and a total amount of EUR 156 million was added to the provision and liability for restructuring. A significant portion of the charge related to actions taken to address the ongoing shift from incandescent bulbs to energy-efficient lighting solutions. Other main projects within the Lighting sector included the closure of lamp phosphor production in Maarheeze (the Netherlands), the consolidation of production activities from Fairmont to Salina (US), the reorganization of the wire & lead coiling activities in Turnhout (Belgium) and Maarheeze (the Netherlands), the reorganization of R&D activities within traditional lighting, mainly in Turnhout (Belgium) and Roosendaal (the Netherlands), and the reorganization and staff reductions of the headquarters in Eindhoven (the Netherlands). Other smaller projects in Lighting, in various locations, were aimed at further increasing organizational effectiveness and reducing the fixed cost base.

•	Within Group Management & Services, most of the costs relate to the move of the US country organization headquarters from New York to Andover, initiated in 2007, and the restructuring of Assembleon.
The movements in the provisions and liabilities for restructuring in 2008 are presented by sector as follows:

	Dec. 31,				other	Dec. 31,
	2007	additions	utilized	released	changes	2008
Healthcare	—	62	(2)	—	(2)	58
Consumer Lifestyle	10	174	(48)	—	1	137
Lighting	14	156	(34)	(2)	1	135
GM&S	20	35	(12)	—	(1)	42

	44	427	(96)	(2)	(1)	372
Other provisions

Other provisions include provisions for employee jubilee funds totaling EUR 80 million (2009: EUR 77 million), self-insurance liabilities of EUR 64 million (2009: EUR 65 million), liabilities related to business combinations totaling EUR 24 million (2009: EUR 46 million) and provisions for expected losses on existing projects/orders of EUR 7 million (2009: EUR 10 million). The Group expects to utilize the liabilities related to business combinations and self-insurance liabilities mainly within the next three years, and the provision for expected losses on existing projects/orders mainly within the next year. The provisions for employee jubilee funds and all other provisions are expected to be mainly utilized within the next five years.
20    Other non-current liabilities
Other non-current liabilities are summarized as follows:

	2009	2010
Accrued pension costs	1,307	1,044
Income tax payable	1	1
Asset retirement obligations	25	28
Other tax liability	486	483
Other liabilities	110	158

	1,929	1,714
The decrease in the accrued pension costs is mainly attributable to the funding of the UK plan. See also note 28.

Please refer to note 3 for a specification on the income tax payable.
21    Accrued liabilities
Accrued liabilities are summarized as follows:

	2009	2010
Personnel-related costs:
- Salaries and wages	392	474
- Accrued holiday entitlements	168	184
- Other personnel-related costs	190	183
Fixed-asset-related costs:
- Gas, water, electricity, rent and other	55	70
Other taxes payable	10	11
Communication & IT costs	13	10
Distribution costs	73	91
Sales-related costs:
- Commission payable	52	56
- Advertising and marketing-related costs	92	139
- Other sales-related costs	183	145
Material-related costs	165	197
Interest-related accruals	87	87
Deferred income	651	807
Other accrued liabilities	609	541

	2,740	2,995
22    Other current liabilities
Other current liabilities are summarized as follows:

	2009	2010
Advances received from customers on orders not covered by work in process	243	291
Other taxes including social security premiums	275	227
Other short-term liabilities	185	236

	703	754
Annual Report 2010      179

23 24       13       Group financial statements      13.11 - 13.11
23     Contractual obligations
Contractual cash obligations at December 31, 2010 in millions of euros

	payments due by period
		less than			after 5
	total	1 year	1-3 years	3-5 years	years
Long-term debt1)	3,808	1,111	493	254	1,950
Finance lease obligations1)	178	44	65	29	40
Short-term debt1,4)	686	686	—	—	—
Operating leases1)	640	173	234	123	110
Derivative assets and liabilities1)	472	47	374	51	—
Interest on debt2)	1,596	161	207	190	1,038
Trade and other payables3)	3,691	3,691	—	—	—

	11,071	5,913	1,373	647	3,138

1)	Short-term debt, long-term debt, lease obligations and derivatives are included in the Company’s consolidated balance sheet

2)	Approximately 45% of the debt bears interest at a floating rate. Interest on debt has been estimated based upon average rates in 2010

3)	Excluding derivatives, shown separately

4)	Excluding current portion of long-term debt
The estimated total purchase obligations as of December 31, 2010, amount to EUR 365 million. This amount can be split in EUR 324 million with a payment due in less than 1 year, EUR 17 million due in 1-3 years, EUR 6 million due in 3-5 years and EUR 18 million due in more than 5 years.

Long-term operating lease commitments totaled EUR 640 million (2009: EUR 666 million). These leases expire at various dates during the next 20 years. The long-term operating leases are mainly related to the rental of buildings.

A number of these leases originate from sale-and-leaseback arrangements. Operating lease payments under sale-and-leaseback arrangements for 2010 totaled EUR 16 million (2009: EUR 17 million).

The remaining minimum payments from operating leases originating from sale-and-leaseback arrangements are as follows:

2011	16
2012	16
2013	16
2014	16
2015	12
Thereafter	48
Finance lease liabilities

			2009			2010
			present			present
	future		value of	future		value of
	mini-		mini-	mini-		mini-
	mum		mum	mum		mum
	lease		lease	lease		lease
	pay-		pay-	pay-		pay-
	ments	interest	ments	ments	interest	ments
Less than one year	33	1	32	44	1	43
Between one and five years	73	8	65	94	9	85
More than five years	47	6	41	40	4	36

	153	15	138	178	14	164
24    Contingent liabilities
Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of 2010, the total fair value of guarantees recognized by Philips in other non-current liabilities was EUR 9 million. The following table outlines the total outstanding off-balance sheet credit-related guarantees and business-related guarantees provided by Philips for the benefit of unconsolidated companies and third parties as at December 31, 2010.

Expiration per period in millions of euros

	business-
	related	credit-related
	guarantees	guarantees	total
2010
Total amounts committed	302	49	351
Less than 1 year	100	22	122
1-5 years	133	8	141
After 5 years	69	19	88

2009
Total amounts committed	266	42	308
Less than 1 year	134	31	165
1-5 years	70	5	75
After 5 years	62	6	68
Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities and changes in judgments, assumptions, and discount rates.
180       Annual Report 2010

13      Group financial statements      13.11 - 13.11
The Company and/or its subsidiaries have recognized environmental remediation provisions for sites in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of certain sites.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Provided below are disclosures of the more significant cases:

LG Display

On December 11, 2006, LG Display Co. Ltd (formerly LG Philips LCD Co. Ltd.), a company in which the Company then held a minority common stock interest, announced that officials from the Korean Fair Trade Commission had visited the offices of LG Display and that it had received a subpoena from the United States Department of Justice (DOJ) and a similar notice from the Japanese Fair Trade Commission in connection with inquiries by those regulators into possible anticompetitive conduct in the LCD industry. The Company sold its remaining shareholding in LG Display on March 11, 2009 and subsequently no longer holds shares in LG Display.

On March 6, 2009, the Washington State Attorney General’s Office (the ‘Washington AG’) issued a Civil Investigative Demand (CID) to Philips Electronics North America Corporation (PENAC) pursuant to which PENAC was requested, among other things, to produce documents and to provide answers to interrogatories concerning the sale of thin-film transistor liquid crystal display panels (TFT-LCD panels) and the sale of TFT-LCD products. PENAC was also requested to provide to the Washington AG any documents previously produced to the DOJ as part of the DOJ’s ongoing investigation into the TFT-LCD industry. After discussions with the Washington AG, the Washington AG agreed to allow PENAC, instead of responding to the CID, to provide the limited amount of aggregate sales data and component data that was previously provided to the plaintiffs in the direct purchaser plaintiff’s class action. On March 27, 2009, PENAC produced that information to the Washington AG. Thereafter, PENAC provided the same information to the Missouri Attorney General’s Office and the Illinois Attorney General’s Office in response to a CID and subpoena issued, respectively, on March 18, 2009 and April 2, 2009 to PENAC.

On May 28, 2009, the Company received a Statement of Objections from the European Commission. In this document the European Commission alleges that the Company is jointly and severally liable for the anticompetitive conduct of LG Display, in the market of LCDs, for the period in which the Company, according to the European Commission, exercised joint control. On July 28, 2009, the Company filed its Reply to the Statement of Objections, in which it vigorously opposed this allegation. On December 8, 2010, the European Commission announced its decision and imposed fines on six LCD panel producers but not on the Company. No Philips group company was an addressee of the decision and, as such, no finding of anticompetitive behavior has been made against any Philips group company. On February 11, 2011, the European Commission has formally closed the proceedings against the Company.

Subsequent to the public announcement of these inquiries, certain Philips group companies were named as defendants in a number of class action antitrust complaints filed in the United States courts, seeking, among other things, damages on behalf of purchasers of products incorporating TFT-LCD panels, based on alleged anticompetitive conduct by manufacturers of such panels. Those lawsuits were consolidated in two master actions in the United States District Court for the Northern District of California: one, asserting a claim under federal antitrust law, on behalf of direct purchasers of TFT-LCD panels and products containing such panels, and another, asserting claims under federal antitrust law, as well as various state antitrust and unfair competition laws, on behalf of indirect purchasers of such panels and products. On November 5, 2007 and September 10, 2008, the Company and certain other companies within the Philips group companies that were named as defendants in various of the original complaints entered into agreements with the indirect purchaser plaintiffs and the direct purchaser plaintiffs, respectively, that generally toll the statutes of limitations applicable to plaintiffs’ claims, following which the plaintiffs agreed to dismiss without prejudice the claims against the Philips defendants. On December 5, 2008, following the partial grant of motions to dismiss consolidated class action complaints in the master actions, the plaintiffs filed amended consolidated class action complaints, asserting essentially the same legal claims as those alleged in the prior complaints. On December 2, 2009, the direct purchaser plaintiffs filed a third consolidated class action complaint under seal. None of the companies within the Philips group of companies currently is named as a defendant in the pending amended complaints, although the Company and PENAC are named as co-conspirators with named defendants in the indirect purchaser case, but the litigation is continuing.

In addition, a number of plaintiffs have filed separate, individual actions alleging essentially the same claims as those asserted in the class actions. The Company and PENAC are named as defendants in the actions brought by Best Buy Co. Inc. (and related entities) and Costco Wholesale Corporation, and PENAC also is named as a defendant in the action brought by Nokia Corporation and Nokia, Inc. Most of these actions have been designated as related to the consolidated actions already pending before Judge Illston in the United States District Court for the Northern District of California and have been consolidated for pre-trial purposes with the class actions.

On November 23, 2009, Nokia Corporation also filed a claim in the UK courts against 25 defendants including three Philips entities (Koninklijke Philips Electronics N.V., Philips Components B.V. and Philips Components International B.V.). Nokia Corporation is seeking damages in respect of alleged losses it suffered as a result of alleged anti-competitive behavior of manufacturers of LCD-TFT panels.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Cathode-Ray Tubes (CRT)

On November 21, 2007, the Company announced that competition law authorities in several jurisdictions have commenced investigations into possible anticompetitive activities in the Cathode-Ray Tubes, or CRT industry. As one of the companies that formerly was active in the CRT business, Philips is subject to a number of these ongoing investigations. The Company has assisted the regulatory authorities in these investigations. In November 2009, the European Commission sent a Statement of Objections to Philips, indicating that it intends to hold Philips liable for antitrust infringements in the CRT industry. On May, 26 and May, 27, 2010, Philips presented its defense at the Oral Hearing. The EC decision is expected sometime in 2011. In the US, the Department of Justice has deferred Philips’ obligation to respond to the grand jury subpoena Philips received in November of 2007. On August 27, 2010, the Czech competition authority issued a decision in which it held that the Company had been engaged in anticompetitive activities with respect to Color Picture Tubes in the Czech Republic between September 21, 1999 and June 30, 2001. This decision is currently under appeal. No fine was imposed because the statute of limitation for the imposition of fine had expired.

Subsequent to the public announcement of these investigations in 2007, certain Philips group companies were named as defendants in over 50 class action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of CRTs and seek treble damages on behalf of direct and indirect purchasers of CRTs and products incorporating CRTs. These complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the named defendants. These actions have been consolidated by the Judicial Panel for Multidistrict Litigation for pre-trial proceedings in the United States District Court for the Northern District of California.

On March 30, 2010, the District Court adopted the Special Master’s Report and Recommendation denying the bulk of the motions to dismiss filed on behalf of all Philips entities in response to both the direct
Annual Report 2010      181

25 26 27 28       13      Group financial statements      13.11 - 13.11
and indirect purchaser actions in the federal class actions pending in the Northern District of California. These cases have now proceeded to discovery. The Court has not set a trial date and there is no timetable for the resolution of these cases. Philips intends to continue to vigorously defend these lawsuits.

Certain Philips group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec and British Columbia, Canada and in proceedings in the UK Court, along with numerous other participants in the industry. Philips intends to vigorously oppose these claims, and the proceedings remain at a preliminary stage. In Canada, the plaintiffs have reached a settlement with the Chunghwa defendants, and the settlement is awaiting final court approval. At this time, no class proceeding has been certified as against the Philips defendants and no statement of defense has been filed.

Due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Optical Disc Drive (ODD)

On October 27, 2009, the Antitrust Division of the United States Department of Justice confirmed that it had initiated an investigation into possible anticompetitive practices in the Optical Disc Drive (ODD) industry. Philips Lite-On Digital Solutions Corp. (PLDS), a joint venture owned by the Company and Lite-On IT Corporation, as an ODD market participant, is included in this investigation. PLDS is also subject to similar investigations outside the US relating to the ODD market. PLDS and Philips intend to cooperate with the authorities in these investigations.

Subsequent to the public announcement of these investigations in 2009, the Company, PLDS and Philips & Lite-On Digital Solutions USA, Inc., were named as defendants in eight class action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of ODDs and seek treble damages on behalf of direct and indirect purchasers of ODDs and products incorporating ODDs. These complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the named defendants. These actions have been consolidated by the Judicial Panel for Multidistrict Litigation for pre-trial proceedings in the United States District Court for the Northern District of California.

Consolidated amended complaints were filed on August 26, 2010. Motions to dismiss these complaints have been filed by various other defendants and a hearing has been set. The motions seek to dismiss all claims against these defendants on various grounds. The Company, PLDS and Philips & Lite-On Digital Solutions USA, Inc. have not yet been required to move to dismiss or otherwise respond to the consolidated amended complaints. Discovery is being permitted to move forward, but is in preliminary stages. Philips intends to vigorously defend these actions.

The Company and certain Philips group companies have also been named as defendants, in proposed class proceedings in Ontario, Quebec and British Columbia, Canada along with numerous other participants in the industry. These complaints assert claims against various ODD manufacturers under federal competition laws as well as tort laws and may involve joint and several liability among the named defendants. Philips intends to vigorously defend these lawsuits.

These matters are in their initial stages and due to the considerable uncertainty associated with these matters, on the basis of current knowledge, the Company has concluded that potential losses cannot be reliably estimated with respect to these matters. An adverse final resolution of these investigations and litigation could have a materially adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

Philips Polska

In connection with an indictment issued by authorities in Poland in December 2009 against numerous individuals, including three former employees of Philips Polska sp. z.o.o., involved in the sale of medical equipment to hospitals in Poland, Philips has been conducting a review of certain activities related to sales of medical equipment for potential violations of the U.S. Foreign Corrupt Practices Act (FCPA). Philips has reported the review to the U.S. Department of Justice and the U.S. Securities and Exchange Commission and is cooperating with these authorities in connection with the review. Potential penalties for violations of the FCPA and related statutes and regulations include monetary penalties and criminal sanctions. The Company cannot at this time quantify meaningfully the possible loss or range of loss to which this matter may give rise.
25     Cash from (used for) derivatives and securities
A total of EUR 25 million cash was paid with respect to foreign exchange derivative contracts related to financing activities (2009: EUR 35 million inflow; 2008: EUR 337 million inflow).

Cash flow from interest-related derivatives is part of cash flow from operating activities. During 2010, there was no cash flow in relation to these derivatives (2009: EUR nil million; 2008: EUR 28 million cash outflow).
26     Proceeds from non-current financial assets
In 2010, the redemption of TPV and CBAY convertible bonds generated cash totaling EUR 239 million.

In 2009, the sale of Philips’ interests in LG Display and Pace Micro Technology generated cash totaling EUR 704 million.

In 2008, the sale of TSMC shares, LG Display shares, D&M and Pace Micro Technology shares generated cash totaling EUR 2,553 million.
27     Assets in lieu of cash from sale of businesses
In August 2010, the Company acquired a 49.9% interest in Shapeways Inc. in exchange for the transfer of certain Consumer Lifestyle incubator activities, which represented a value of EUR 3 million at the date of the closing of that transaction.

In 2009, the Company received only cash as consideration in connection with the sale of businesses.

In April 2008, the Company acquired 64.5 million shares in Pace Micro Technology in exchange for the transfer of the Company’s Set-Top Boxes and Connectivity Solutions activities, which represented a value of EUR 74 million at the date of the closing of that transaction. The Pace shares were sold on April 17, 2009.

In August 2008, Philips transferred its 69.5% ownership in MedQuist to CBAY. A part of the consideration was settled through the issuance of a convertible bond by CBAY which represented a fair value of EUR 53 million at the date of the closing of the transaction. The convertible bond, included in Other non-current financial assets, was redeemed on October 15, 2010.

In September 2008, Philips acquired a 33.5% interest in Prime Technology Ventures III in exchange for the transfer of seven incubator activities which represented a value of EUR 21 million at the date of the closing of that transaction.
28     Pensions and other postretirement benefits
Defined-benefit plans: pensions

Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The Company also sponsors a number of defined-benefit pension plans. The benefits provided by these plans are based on employees’ years of service and compensation levels. The measurement date for all defined-benefit plans is December 31.

The Company’s contributions to the funding of defined-benefit pension plans are determined based upon various factors, including minimum contribution requirements, as established by local government, legal and tax considerations as well as local customs.

Funding of the UK Pension plan

In 2010, the employer contributions contain a cash neutral EUR 361 million contribution being the value of the Company’s full NXP stake sold in September to the Philips UK Pension Fund as part of a recovery plan. The purchase agreement includes an arrangement which is further described in note 11.
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13     Group financial statements      13.11 - 13.11
Summary of pre-tax costs for pensions and other postretirement benefits

	2008	2009	2010
Defined-benefit plans	(21)	3	(103)
Defined-contribution plans including multi-employer plans	96	107	118
Retiree medical plans	31	(100)	11

	106	10	26
The 2010 costs were impacted by the recognition of EUR 119 million of negative prior service costs. These resulted from a reduction of pension benefits expected to be paid in the future, in part due to a change in indexation. In 2010, a curtailment gain of EUR 9 million in one of our retiree medical plans was recognized due to the partial closure of a US site.

In 2009, curtailment gains totaling EUR 134 million, relating to changes in retiree medical plans, positively impacted the result. These curtailment gains are the result of changes in the benefit level and the scope of eligible participants of a retiree medical plan, which became effective and irreversible in 2009.

The table below provides a summary of the changes in the defined-benefit obligations for defined-benefit pension plans and the fair value of their plan assets for 2010 and 2009. It also provides a reconciliation of the funded status of these plans to the amounts recognized in the Consolidated balance sheets.

			2009			2010
	Netherlands	other	total	Netherlands	other	total
Defined-benefit obligation at the beginning of year	10,394	6,452	16,846	10,681	7,039	17,720
Service cost	107	75	182	92	77	169
Interest cost	532	395	927	521	418	939
Employee contributions	—	4	4	—	3	3
Actuarial losses	371	424	795	1,662	593	2,255
Plan amendments	—	(7)	(7)	—	(113)	(113)
Acquisitions	—	(3)	(3)	—	—	—
Divestments	—	4	4	—	(1)	(1)
Settlements	—	(95)	(95)	—	(44)	(44)
Curtailments	—	(5)	(5)	—	(1)	(1)
Reclassifications	—	(34)	(34)	—	5	5
Benefits paid	(725)	(422)	(1,147)	(730)	(432)	(1,162)
Exchange rate differences	—	249	249	—	398	398
Miscellaneous	2	2	4	—	(2)	(2)

Defined-benefit obligation at end of year	10,681	7,039	17,720	12,226	7,940	20,166

Present value of funded obligations at end of year	10,671	6,319	16,990	12,217	7,178	19,395
Present value of unfunded obligations at end of year	10	720	730	9	762	771
Annual Report 2010      183

13      Group financial statements      13.11 - 13.11

			2009			2010
	Netherlands	other	total	Netherlands	other	total
Fair value of plan assets at beginning of year	13,003	4,896	17,899	13,329	5,141	18,470
Expected return on plan assets	758	343	1,101	743	344	1,087
Actuarial gains and (losses) on plan assets	125	(8)	117	95	625	720
Employee contributions	—	4	4	—	3	3
Employer contributions	166	51	217	165	458	623
Acquisitions	—	2	2	—	—	—
Divestments	—	—	—	—	(1)	(1)
Settlements	—	(94)	(94)	—	(40)	(40)
Benefits paid	(723)	(352)	(1,075)	(727)	(370)	(1,097)
Exchange rate differences	—	299	299	—	313	313
Miscellaneous	—	—	—	1	1	2

Fair value of plan assets at end of year	13,329	5,141	18,470	13,606	6,474	20,080

Funded status	2,648	(1,898)	750	1,380	(1,466)	(86)
Unrecognized prior-service cost	—	—	—	—	6	6
Unrecognized net assets	(1,161)	(133)	(1,294)	(1,389)	(345)	(1,734)

Net balance sheet position	1,487	(2,031)	(544)	(9)	(1,805)	(1,814)
The classification of the net balance is as follows:

			2009			2010
	Netherlands	other	total	Netherlands	other	total
Prepaid pension costs under other non-current assets	1,497	21	1,518	—	14	14
Accrued pension costs under other liabilities	—	(1,332)	(1,332)	—	(1,057)	(1,057)
Provision for pensions under provisions	(10)	(720)	(730)	(9)	(762)	(771)

	1,487	(2,031)	(544)	(9)	(1,805)	(1,814)
Cumulative amount of actuarial (gains) and losses recognized in the Consolidated statements of comprehensive income (pre tax): EUR 3,291 million (2009: EUR 1,767 million).

Plan assets in the Netherlands

The Company’s pension plan asset allocation in the Netherlands at December 31, was as follows:

		2009		2010
		actual		actual
		%		%
Matching portfolio:	76		70
- Debt securities		76		70
Return portfolio:	24		30
- Equity securities		19		18
- Real estate		4		5
- Other		1		7

		100		100
The objective of the Matching portfolio is to match part of the interest rate sensitivity of the plan’s real pension liabilities. The Matching portfolio is mainly invested in euro-denominated government bonds and investment grade debt securities and derivatives. Leverage or gearing is not permitted. The size of the Matching portfolio is targeted to be at least 70% of the fair value of the plan’s real pension obligations (on the assumption of 2% inflation). The objective of the Return portfolio is to maximize returns within well-specified risk constraints. The long-term rate of return on total plan assets is expected to be 5.35% per annum, based on expected long-term returns on debt securities, equity securities and real estate of 4.50%, 9.00% and 8.00%, respectively.

Philips Pension Fund in the Netherlands

On November 13, 2007, various officials, on behalf of the Public Prosecutor’s office in the Netherlands, visited a number of offices of the Philips Pension Fund and the Company in relation to a widespread investigation into potential fraud in the real estate sector. The Company was notified that one former employee and one employee of an affiliate of the Company had been detained. This affiliate, Philips Real Estate Investment Management B.V., managed the real estate portfolio of the Philips Pension Fund between 2002 and 2008. The investigation by the public prosecutor concerns the potential involvement of (former) employees of a number of Dutch companies with respect to fraud in the context of certain real estate transactions. Neither the Philips Pension Fund nor any Philips entity is a suspect in this investigation. The Philips Pension Fund and Philips are cooperating with the authorities and have also conducted their own investigation. Formal notifications of suspected fraud have been filed with the public prosecutor against the (former) employees concerned and with our insurers. Furthermore, actions have been taken to claim damages from the responsible individuals and legal entities. This has resulted in a number of settlements. At this time it is not possible to assess the outcome of this matter nor the potential consequences. At present, it is management’s assessment that this matter will not cause a decline in plan assets nor an increase in pension costs in any material respect.
184       Annual Report 2010

13      Group financial statements      13.11 - 13.11
Plan assets in other countries

The Company’s pension plan asset allocation in other countries at December 31, is shown in the table below. This table also shows the target allocation for 2011:

	2009	2010	2011
	actual	actual	target
	%	%	%
Equity securities	19	23	22
Debt securities	76	70	77
Real estate	3	1	1
Other	2	6	—

	100	100	100
Plan assets in 2010 do not include property occupied nor financial instruments held by the Philips Group.

Pension expense of defined-benefit plans recognized in the Consolidated statements of income:

			2008			2009			2010
	Netherlands	other	total	Netherlands	other	total	Netherlands	other	total
Service cost	135	84	219	107	75	182	92	77	169
Interest cost on the defined-benefit obligation	524	398	922	532	395	927	521	418	939
Expected return on plan assets	(769)	(392)	(1,161)	(758)	(343)	(1,101)	(743)	(344)	(1,087)
Prior-service cost	—	2	2	—	(3)	(3)	—	(119)	(119)
Settlement loss (gain)	—	—	—	—	—	—	—	(6)	(6)
Curtailment loss (gain)	—	—	—	—	(5)	(5)	—	(1)	(1)
Other	(3)	—	(3)	2	1	3	1	1	2

	(113)	92	(21)	(117)	120	3	(129)	26	(103)
Amounts recognized in the Consolidated statements of comprehensive income:

	2008	2009	2010
Actuarial losses	773	678	1,535
Change in the effect of the cap on prepaids	772	369	427

Total recognized in Consolidated statements of comprehensive income	1,545	1,047	1,962

Total recognized in net periodic pension cost and Consolidated statements of comprehensive income	1,524	1,050	1,859
Actual return on plan assets	(794)	1,218	1,807
The pension expense of defined-benefit plans is recognized in the following line items in the Consolidated statements of income:

	2008	2009	2010
Cost of sales	(23)	7	7
Selling expenses	24	13	12
General and administrative expenses	(23)	(14)	(120)
Research and development expenses	1	(3)	(2)

	(21)	3	(103)
The Company also sponsors defined-contribution and similar types of plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 118 million (2009: EUR 107 million, 2008: EUR 96 million). In 2010, the defined-contribution cost includes contributions to multi-employer plans of EUR 6 million (2009: EUR 5 million; 2008: EUR 4 million).

Cash flows and costs in 2011

Philips expects considerable cash outflows in relation to employee benefits which are estimated to amount to EUR 627 million in 2011, consisting of EUR 421 million employer contributions to defined-benefit pension plans, EUR 125 million employer contributions to defined-contribution pension plans, EUR 56 million expected cash outflows in relation to unfunded pension plans and EUR 25 million in relation to unfunded retiree medical plans. The employer contributions to defined-benefit pension plans are expected to amount to EUR 186 million for the Netherlands and EUR 235 million for other countries. The Company plans to fund part of the existing deficit in the US pension plan in 2011, which amount is included in the amounts aforementioned. The cost for 2011 is expected to amount to EUR 208 million, consisting of EUR 66 million for defined-benefit pension plans, EUR 125 million for defined-contribution pension plans and EUR 17 million for defined-benefit retiree medical plans.

Assumptions

A significant demographic assumption used in the actuarial valuations is the mortality table. In 2010, a new mortality table was adopted for the plan in the Netherlands that caused the DBO in the Netherlands to increase by EUR 750 million.

The mortality tables used for the Company’s major schemes are:
Netherlands: Prognosis table 2010-2060 including experience rating TW2010
United Kingdom retirees: SAPS 2002- short cohort 2009 — medium cohort 1% floor
United States: RP2000 CH Fully Generational
Germany: Richttafeln 2005 G.K. Heubeck

The Expected Return on Assets for any funded plan equals the average of the expected returns per asset class weighted by their portfolio weights in accordance with the fund’s strategic asset allocation. Where liability-driven investment (LDI) strategies apply, the weights are in accordance with the actual matching part and the strategic asset allocation of the return portfolio.
Annual Report 2010      185

13    Group financial statements      13.11 - 13.11
The weighted averages of the assumptions used to calculate the defined-benefit obligations as of December 31 were as follows:

		2009		2010
	Netherlands	other	Netherlands	other
Discount rate	5.0%	5.7%	4.7%	5.3%
Rate of compensation increase	*	4.1%	*	4.0%
The weighted averages of the assumptions used to calculate the net periodic pension cost for years ended December 31:

		2009		2010
	Netherlands	other	Netherlands	other
Discount rate	5.3%	6.0%	5.0%	5.7%
Expected returns on plan assets	5.9%	6.8%	5.7%	6.5%
Rate of compensation increase	*	3.4%	*	4.1%

*	The rate of compensation increase for the Netherlands consists of a general compensation increase and an individual salary increase based on merit, seniority and promotion. The average individual salary increase for all active participants for the remaining working lifetime is 0.75% annually. The assumed rate of general compensation increase for the Netherlands for calculating the projected benefit obligations amounts to 2.0% (2009: 2.0%). The indexation assumption used to calculate the projected benefit obligations for the Netherlands is 1.0% (2009: 1.0%).
Historical data

	2006	2007	2008	2009	2010
Present value of defined-benefit obligations	20,410	18,679	16,846	17,720	20,166
Fair value of plan assets	21,352	20,200	17,899	18,470	20,080
Surplus	942	1,521	1,053	750	(86)
Experience adjustments in % on:
- defined-benefit obligations (gain) loss	(0.9%)	(0.8%)	1.2%	(0.9%)	0.8%
- fair value of plan assets (gain) loss	0.8%	2.8%	10.9%	(0.6%)	(3.6%)
Defined-benefit plans: other postretirement benefits

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree medical benefits, in certain countries. The Company funds those other postretirement benefit plans as claims are incurred.

Movements in the net liability for other defined-benefit obligations:

	2009	2010
Defined-benefit obligation at the beginning of year	353	295
Service cost	2	2
Interest cost	32	20
Actuarial (gains) or losses	63	(11)
Plan amendments	(21)	—
Curtailment gains	(134)	(9)
Changes in consolidation	(6)	—
Benefits paid	(25)	(25)
Exchange rate differences	31	24
Miscellaneous	—	1

Defined-benefit obligation at end of year	295	297

Present value of funded obligations at end of year	—	—
Present value of unfunded obligations at end of year	295	297

Funded status	(295)	(297)
Unrecognized prior-service cost	(22)	(21)

Net balances	(317)	(318)

Classification of the net balance is as follows:
Provision for other postretirement benefits	(317)	(318)
Other postretirement benefit expense recognized in the Consolidated statements of income:

	2008	2009	2010
Service cost	3	2	2
Interest cost on accumulated postretirement benefits	34	32	20
Prior-service cost	(6)	(1)	(2)
Curtailment loss (gain)	—	(134)	(9)
Other	—	1	—

	31	(100)	11
Amounts recognized in the Consolidated statements of comprehensive income:

	2008	2009	2010
Actuarial (gains) losses	(49)	63	(11)
Total recognized in net periodic pension cost and Consolidated statements of comprehensive income	(18)	(37)	—
The expense for other postretirement benefits is recognized in the following line items in the Consolidated statements of income:

	2008	2009	2010
Cost of sales	4	2	(7)
Selling expenses	3	(1)	1
General and administrative expenses	24	(101)	17

	31	(100)	11
186       Annual Report 2010

13       Group financial statements      13.11 - 13.11      29
The weighted average assumptions used to calculate the postretirement benefit obligations other than pensions as of December 31 were as follows:

	2009	2010
Discount rate	6.7%	6.6%
Compensation increase (where applicable)	—	—
The weighted average assumptions used to calculate the net cost for years ended December 31:

	2009	2010
Discount rate	9.7%	6.7%
Compensation increase (where applicable)	—	—
Assumed healthcare cost trend rates at December 31:

	2009	2010
Healthcare cost trend rate assumed for next year	9.0%	8.4%
Rate that the cost trend rate will gradually reach	5.0%	4.8%
Year of reaching the rate at which it is assumed to remain	2018	2018
Sensitivity analysis

Assumed healthcare trend rates have a significant effect on the amounts reported for the retiree medical plans. A one percentage-point change in assumed healthcare cost trend rates would have the following effects as at December 31:

		2009		2010
	increase	decrease	increase	decrease
	of 1%	of 1%	of 1%	of 1%
Effect on total of service and interest cost	1	(1)	1	(1)
Effect on postretirement benefit obligation	21	(18)	19	(17)
Historical data

	2006	2007	2008	2009	2010
Present value of defined-benefit obligation	373	413	353	295	297
Fair value of plan assets	—	—	—	—	—
(Deficit)	(373)	(413)	(353)	(295)	(297)
Experience adjustments in % on defined-benefit obligations; (gains) and losses	(1.6%)	0.2%	0.1%	4.9%	(8.1%)
29    Share-based compensation
The Company has granted stock options on its common shares and rights to receive common shares in the future (restricted share rights) to members of the Board of Management and other members of the Group Management Committee, Philips executives and certain selected employees. The purpose of the share-based compensation plans is to align the interests of management with those of shareholders by providing incentives to improve the Company’s performance on a long-term basis, thereby increasing shareholder value. Under the Company’s plans, options are granted at fair market value on the date of grant.

In contrast to the year 2001 and certain prior years, when variable (performance) stock options were issued, the share-based compensation grants as from 2002 consider the performance of the Company versus a peer group of multinationals.

USD-denominated stock options and restricted share rights are granted to employees in the United States only.

Share-based compensation expense was EUR 83 million (EUR 66 million, net of tax), EUR 94 million (EUR 86 million, net of tax) and EUR 78 million (EUR 106 million, net of tax) in 2010, 2009 and 2008, respectively.

Option plans

The Company grants stock options that expire after 10 years. Generally, the options vest after 3 years; however, a limited number of options granted to certain employees of acquired businesses may contain accelerated vesting. Of the total stock options that are outstanding as of December 31, 2010, 2,500,000 options contain non-market performance conditions.

The fair value of the Company’s 2010, 2009 and 2008 option grants was estimated using a Black-Scholes option valuation model and the following weighted average assumptions:

EUR-denominated

	2008	2009	2010
Risk-free interest rate	3.75%	2.88%	2.43%
Expected dividend yield	2.4%	4.3%	4.1%
Expected option life	6 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	26%	32%	30%
USD-denominated

	2008	2009	2010
Risk-free interest rate	3.17%	2.25%	2.43%
Expected dividend yield	2.8%	4.1%	3.9%
Expected option life	6 yrs	6.5 yrs	6.5 yrs
Expected share price volatility	27%	33%	32%
The assumptions were used for these calculations only and do not necessarily represent an indication of Management’s expectations of future developments.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions, including the expected price volatility.

The Company has based its volatility assumptions on historical experience for a period equal to the expected life of the options. The expected life of the options is also based upon historical experience.

The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimate.
Annual Report 2010      187

13     Group financial statements      13.11 - 13.11
The following tables summarize information about Philips stock options as of December 31, 2010 and changes during the year:
Option plans, EUR-denominated

		weighted average
	shares	exercise price
Outstanding at January 1, 2010	35,375,485	27.16
Granted	3,246,371	24.83
Exercised	829,333	19.53
Forfeited	3,373,736	28.01
Expired	2,614,431	43.58

Outstanding at December 31, 2010	31,804,356	25.68

Exercisable at December 31, 2010	20,756,362	28.22
The exercise prices range from EUR 12.63 to 37.60 The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2010, was 4.8 years and 3.0 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2010, was EUR 47 million and EUR 16 million, respectively.

The weighted average grant-date fair value of options granted during 2010, 2009, and 2008 was EUR 4.95, EUR 2.78 and EUR 5.69, respectively. The total intrinsic value of options exercised during 2010, 2009, and 2008 was approximately EUR 6 million, EUR 0 million and EUR 1 million, respectively.

Option plans, USD-denominated

		weighted average
	shares	exercise price
Outstanding at January 1, 2010	20,675,005	31.10
Granted	2,059,830	33.35
Exercised	1,170,594	26.22
Forfeited	1,335,556	31.45
Expired	1,808,131	42.60

Outstanding at December 31, 2010	18,420,554	30.51

Exercisable at December 31, 2010	10,701,593	31.22
The exercise prices range from USD 16.41 to 44.15 The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2010, was 5.5 years and 3.6 years, respectively. The aggregate intrinsic value of the options outstanding and options exercisable at December 31, 2010, was USD 56 million and USD 24 million, respectively.

The weighted average grant-date fair value of options granted during 2010, 2009 and 2008 was USD 7.71, USD 3.83 and USD 7.97, respectively. The total intrinsic value of options exercised during 2010, 2009 and 2008 was USD 7 million, USD 1 million and USD 13 million, respectively.
The outstanding options are categorized in exercise price ranges as follows:

EUR-denominated

			weighted
			average
			remaining
		intrinsic value	contractual
exercise price	shares	in millions	term
10-15	2,994,618	31	8.3 yrs
15-20	3,520,872	16	3.6 yrs
20-25	10,350,730	—	6.9 yrs
25-30	4,718,489	—	3.4 yrs
30-35	8,346,556	—	3.2 yrs
35-55	1,873,091	—	0.1 yrs

	31,804,356	47	4.8 yrs
USD-denominated

			weighted
			average
			remaining
		intrinsic value	contractual
exercise price	shares	in millions	term
15-20	2,864,670	39	6.9 yrs
20-25	380,635	3	1.6 yrs
25-30	3,353,104	14	3.1 yrs
30-35	7,368,684	—	5.4 yrs
35-40	2,248,560	—	7.2 yrs
40-50	2,204,901	—	6.3 yrs

	18,420,554	56	5.5 yrs
The aggregate intrinsic value in the tables and text above represents the total pre-tax intrinsic value (the difference between the Company’s closing share price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if the options had been exercised on December 31, 2010. At December 31, 2010, a total of EUR 30 million of unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 1.9 years. Cash received from option exercises under the Company’s option plans amounted to EUR 39 million, EUR 4 million and EUR 24 million in 2010, 2009, and 2008, respectively. The actual tax deductions realized as a result of stock option exercises totaled approximately EUR 2 million, nil and EUR 3 million, in 2010, 2009, and 2008, respectively.
Restricted shares plans

The Company issues restricted share rights that vest in equal annual installments over a three-year period, starting one year after the date of grant. If the grantee still holds the shares after three years from the delivery date, Philips will grant 20% additional (premium) shares, provided the grantee is still with the Company on the respective delivery dates.
188       Annual Report 2010

13       Group financial statements      13.11 - 13.11      30 31
A summary of the status of the Company’s restricted share plans as of December 31, 2010 and changes during the year are presented below:

Restricted share rights, EUR-denominated1)

		weighted
		average grant-
	shares	date fair value
Outstanding at January 1, 2010	2,028,565	18.56
Granted	826,577	23.42
Vested/Issued	1,037,427	21.86
Forfeited	120,347	17.89

Outstanding at December 31, 2010	1,697,368	18.96

1)	Excludes 20% additional (premium) shares that may be received if shares delivered under the restricted share rights plan are not sold for a three-year period
Restricted share rights, USD-denominated1)

		weighted
		average grant-
	shares	date fair value
Outstanding at January 1, 2010	1,602,001	27.06
Granted	522,606	31.46
Vested/Issued	807,408	31.08
Forfeited	118,157	27.16

Outstanding at December 31, 2010	1,199,042	26.28

1)	Excludes 20% additional (premium) shares that may be received if shares delivered under the restricted share rights plan are not sold for a three-year period
At December 31, 2010, a total of EUR 35 million of unrecognized compensation cost related to non-vested restricted share rights. This cost is expected to be recognized over a weighted-average period of 2.0 years.

Other plans

Employee share purchase plan

Under the terms of employee stock purchase plans established by the Company in various countries, substantially all employees in those countries are eligible to purchase a limited number of Philips shares at discounted prices through payroll withholdings, of which the maximum ranges from 8.5% to 10% of total salary. Generally, the discount provided to the employees is in the range of 10% to 20%. A total of 1,411,956 shares were sold to employees in 2010 under the plan at an average price of EUR 22.54 (2009: 2,185,647 shares at EUR 13.30, 2008: 1,051,206 shares at EUR 21.82).

Convertible personnel debentures

In the Netherlands, the Company issued personnel debentures with a 2-year right of conversion into common shares of Royal Philips Electronics starting three years after the date of issuance, with a conversion price equal to the share price on that date. The last issuance of this particular plan was in December 2008. From 2009 onwards, employees in the Netherlands are able to join an employee share purchase plan as described in the previous paragraph. The fair value of the conversion option of EUR 2.13 in 2008 was recorded as compensation expense. In 2010, 279,170 shares were issued in conjunction with conversions at an average price of EUR 20.86 (2009: 183,330 shares at an average price of EUR 19.56, 2008: 485,331 shares at an average price of EUR 19.13).

Lumileds plan

In December 2006, the Company offered to exchange outstanding Lumileds Depository Receipts and options for cash and shared-based instruments settled in cash. The amount to be paid to settle the obligation, with respect to share-based instruments, will fluctuate based upon changes in the fair value of Lumileds. Substantially all of the holders of the options and the depository receipts accepted the Company offer. The amount of the share-based payment liability, which is denominated in US dollars, recorded at December 31, 2009 was EUR 31.6 million. During 2010, the Company paid EUR 17.6 million as a part of the settlement of the liability. Additionally, an increase of EUR 24.1 million was recognized to reflect an adjustment to the value of the liability. The balance at December 31, 2010 amounted to EUR 38.1 million which will be settled in 2011 and 2012.
30     Related-party transactions
In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

	2008	2009	2010
Sales of goods and services	174	150	169
Purchases of goods and services	692	424	229
Receivables from related parties	24	14	20
Payables to related parties	112	95	5
For remuneration details of the members of the Board of Management and the Supervisory Board see note 31.

For employee benefit plans see note 28.

In 2010, Philips sold its entire stake in NXP to Philips Pension Trustees Limited. For further details of this related party transaction see note 11.
31     Information on remuneration
Remuneration of the Board of Management

In 2010, the remuneration costs relating to the members of the Board of Management amounted to EUR 9,018,514 (2009: EUR 6,526,741; 2008: EUR 7,611,602).

When pension rights are granted to members of the Board of Management, necessary payments (if insured) and all necessary provisions are made in accordance with the applicable accounting principles. In 2010, no (additional) pension benefits were granted to former members of the Board of Management.

In addition, in 2010, the members of the Board of Management were granted 276,000 stock options (2009: 259,200; 2008: 259,218) and 69,000 restricted share rights (2009: 69,132; 2008: 86,406).

At December 31, 2010, the members of the Board of Management held 1,957,282 stock options (2009: 2,064,872; 2008: 1,805,672) at a weighted average exercise price of EUR 24.94 (2009: EUR 25.47; 2008: EUR 27.31).
Annual Report 2010      189

13     Group financial statements     13.11 - 13.11
Remuneration costs of individual members of the Board of Management in euros

	salary	annual incentive1)	pension cost		other compensation2)
2010
G.J. Kleisterlee	1,100,000	962,720	(255,757	)3)	321,778
P-J. Sivignon	711,250	459,480	240,051		28,122
G.H.A. Dutiné	643,750	410,250	203,404		135,459
R.S. Provoost	646,250	416,814	193,194		30,919
A. Ragnetti	429,583	416,814	134,353		433,489	4)
S.H. Rusckowski	646,250	416,814	216,814		76,713

	4,177,083	3,082,892	732,059		1,026,480

2009
G.J. Kleisterlee	1,100,000	220,000	(302,855	)3)	329,117
P-J. Sivignon	700,000	105,000	235,226		37,988
G.H.A. Dutiné	625,000	93,750	186,722		119,197
T.W.H.P. van Deursen 5)	—	22,500	—		—
R.S. Provoost	635,000	95,250	187,073		25,465
A. Ragnetti	635,000	95,250	198,798		42,777
S.H. Rusckowski	635,000	221,470	217,410		66,603

	4,330,000	853,220	722,374	6)	621,147

2008
G.J. Kleisterlee	1,100,000	490,512	(314,893	)3)	324,346
P-J. Sivignon	687,500	217,386	250,951		8,738
G.H.A. Dutiné	618,750	200,664	192,153		135,673
T.W.H.P. van Deursen7)	150,000	267,984	(32,885)		20,068
R.S. Provoost	620,000	247,607	192,003		26,406
A. Ragnetti	613,750	329,571	202,281		37,665
S.H. Rusckowski 8)	620,000	103,164	235,852		66,356

	4,410,000	1,856,888	725,462		619,252

1)	The annual incentives paid are related to the level of performance achieved in the previous year

2)	The stated amounts concern (share of) allowances to members of the Board of Management that can be considered as remuneration. In a situation where such a share of an allowance can be considered as (indirect) remuneration (for example, private use of the company car), then the share is both valued and accounted for here. The method employed by the fiscal authorities in the Netherlands is the starting point for the value stated

3)	As Mr Kleisterlee was born before January 1, 1950, he continued to be a member of the final pay plan with a pensionable age of 60. No further accrual takes place

4)	Remuneration costs stated relate to period January 1 — August 31, 2010. The other compensation amount includes an amount of EUR 400,000 as a one-off payment provided in conjunction with his departure from the Company. In addition an amount of EUR 127,555 for stock options and EUR 165,280 for restricted share rights are taken as cost in 2010 and an additional amount of EUR 297,785 for stock options and EUR 118,919 for restricted share rights for previously granted stock options and restricted share rights that are still outstanding

5)	Annual incentive figure relates to period January 1 — March 31, 2008

6)	Revised based on actual figures

7)	Remuneration costs relate to period January 1 — March 31, 2008. As Mr Van Deursen was born before January 1, 1950 he continued to be a member of the final pay plan with a pensionable age of 60. No further accrual took place

8)	Annual incentive figure relates to period of board membership April 1 - December 31, 2007
190     Annual Report 2010

13     Group financial statements     13.11 - 13.11
The tables below give an overview of the interests of the members of the Board of Management under the restricted share rights plans and the stock option plans of the Company:

Number of restricted share rights

					potential premium
	January 1, 2010	awarded 2010	released 2010	December 31, 20101)	shares
G.J. Kleisterlee	41,070	18,000	21,655	37,415	19,797
P-J. Sivignon	23,543	10,200	12,448	21,295	11,693
G.H.A. Dutiné	23,176	10,200	12,081	21,295	10,605
R.S. Provoost	23,176	10,200	12,081	21,295	10,342
S.H. Rusckowski2)	23,543	10,200	12,448	21,295	11,873

	134,508	58,800	70,713	122,595	64,310

1)	Excluding potential premium shares

2)	Partly awarded before date of appointment as a member of the Board of Management
Annual Report 2010     191

13     Group financial statements     13.11 - 13.11
Stock options

										share (closing)
							December 31,		exercise price	price on
	January 1, 2010		granted	exercised	expired		2010		(in euros)	exercise date	expiry date
G.J. Kleisterlee	52,500	1)	—	—	52,500	1)	—		42.24	—	02.17.2010
	105,000		—	—			105,000		37.60	—	02.08.2011
	115,200		—	—			115,200		30.17	—	02.07.2012
	52,803		—	—			52,803		16.77	—	04.15.2013
	48,006		—	—			48,006		24.13	—	04.13.2014
	48,006		—	—			48,006		19.41	—	04.18.2015
	48,006		—	—			48,006		26.28	—	04.18.2016
	73,926		—	—			73,926		30.96	—	04.16.2017
	67,203		—	—			67,203		23.11	—	04.14.2018
	67,200		—	—			67,200		12.63	—	04.14.2019
	—		72,000	—			72,000		24.90	—	04.19.2020

P-J. Sivignon	32,004		—	—			32,004		22.07	—	07.18.2015
	33,003		—	—			33,003		26.28	—	04.18.2016
	42,903		—	—			42,903		30.96	—	04.16.2017
	38,403		—	—			38,403		23.11	—	04.14.2018
	38,400		—	—			38,400		12.63	—	04.14.2019
	—		40,800	—			40,800		24.90	—	04.19.2020

G.H.A. Dutiné	124,800	1,2)	—	—			124,800	1,2)	30.17	—	02.07.2012
	35,208		—	—			35,208		16.77	—	04.15.2013
	32,004		—	—			32,004		24.13	—	04.13.2014
	32,004		—	—			32,004		19.41	—	04.18.2015
	30,006		—	—			30,006		26.28	—	04.18.2016
	39,600		—	—			39,600		30.96	—	04.16.2017
	38,403		—	—			38,403		23.11	—	04.14.2018
	38,400		—	—			38,400		12.63	—	04.14.2019
	—		40,800	—			40,800		24.90	—	04.19.2020

R.S. Provoost	56,875	1,2)	—	—	56,875	1,2)	—		42.90	—	10.17.2010
	29,750	1)	—	—			29,750	1)	37.60	—	02.08.2011
	49,200	1,2)	—	—			49,200	1,2)	30.17	—	02.07.2012
	16,250	1,2)	—	—			16,250	1,2)	34.78	—	04.16.2012
	26,406	1)	—	—			26,406	1)	16.77	—	04.15.2013
	8,667	1)	—	—			8,667	1)	22.12	—	10.14.2013
	24,003	1)	—	—			24,003	1)	24.13	—	04.13.2014
	24,003	1)	—	—			24,003	1)	19.41	—	04.18.2015
	30,006		—	—			30,006		26.28	—	04.18.2016
	39,600		—	—			39,600		30.96	—	04.16.2017
	38,403		—	—			38,403		23.11	—	04.14.2018
	38,400		—	—			38,400		12.63	—	04.14.2019
	—		40,800	—			40,800		24.90	—	04.19.2020

1)	Awarded before date of appointment as a member of the Board of Management

2)	(Partly) sign-on grant
192     Annual Report 2010

13     Group financial statements     13.11 - 13.11
Stock options

								exercise price	share (closing)
						December 31,		(in euros or	price on
	January 1, 2010		granted	exercised	expired	2010		USD)	exercise date	expiry date
S.H. Rusckowski	27,000	1,2)	—	—		27,000	1,2)	$28.78	—	04.13.2014
	2,700	1,2)	—	—		2,700	1,2)	$25.43	—	01.27.2015
	31,500	1,2)	—	—		31,500	1,2)	$25.28	—	04.18.2015
	31,500	1,2)	—	—		31,500	1,2)	$32.25	—	04.18.2016
	4,500	1,2)	—	—		4,500	1,2)	$34.56	—	10.16.2016
	42,903		—	—		42,903		30.96	—	04.16.2017
	38,403		—	—		38,403		23.11	—	04.14.2018
	38,400		—	—		38,400		12.63	—	04.14.2019
	—		40,800	—		40,800		24.90	—	04.19.2020

	1,831,457		235,200	—	109,375	1,957,282

1)	Awarded before date of appointment as a member of the Board of Management

2)	Awarded under US stock option plan
See note 29 for further information on stock options and restricted share rights.

The accumulated annual pension entitlements and the pension costs of individual members of the Board of Management are as follows (in euros):

		accumulated annual
	age at	pension as of
	December 31,	December 31,	pension
	2010	20101)	costs2)
G.J. Kleisterlee3)	64	835,015	(255,757)
P-J. Sivignon	54	47,184	240,051
G.H.A. Dutiné	58	107,466	203,404
R.S. Provoost	51	85,013	193,194
A. Ragnetti	50	52,938	134,353
S.H. Rusckowski	53	29,396	216,814

			732,059

1)	Under final pay or average pay plan

2)	Including costs related to employer contribution in defined-contribution pension plan

3)	As Mr Kleisterlee was born before January 1, 1950, he continued to be a member of the final pay plan with a pensionable age of 60. No further accrual takes place as of this age
Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 759,000 (2009: EUR 795,500; 2008: EUR 851,250); former members received no remuneration.

At December 31, 2010, the members of the Supervisory Board held no stock options.
Annual Report 2010     193

13      Group financial statements     13.11 - 13.11
The individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

	membership	committees	fee for inter-continental travel	total
2010
J.-M.Hessels	110,000	20,500	3,000	133,500
J.M. Thompson	65,000	14,000	12,000	91,000
R. Greenbury (Jan.-March)	32,500	2,000	—	34,500
C.J.A. van Lede	65,000	12,500	3,000	80,500
E. Kist	65,000	15,000	3,000	83,000
J.J. Schiro	65,000	14,500	9,000	88,500
H. von Prondzynski	65,000	10,000	3,000	78,000
C. Poon	65,000	7,500	15,000	87,500
J. van der Veer	65,000	14,500	3,000	82,500

	597,500	110,500	51,000	759,000
2009
J-M. Hessels	110,000	20,500	—	130,500
J.M. Thompson	65,000	14,000	15,000	94,000
R. Greenbury	65,000	8,000	—	73,000
K.A.L.M. van Miert (Jan.-June)	32,500	5,000	—	37,500
C.J.A. van Lede	65,000	12,500	—	77,500
E. Kist	65,000	15,000	—	80,000
N.L. Wong (Jan-March)	32,500	—	3,000	35,500
J.J. Schiro	65,000	16,000	—	81,000
H. von Prondzynski	65,000	10,000	—	75,000
C. Poon (Apr.-Dec.)	65,000	—	9,000	74,000
J. van der Veer (July-Dec.)	32,500	5,000	—	37,500

	662,500	106,000	27,000	795,500
2008
W. de Kleuver (Jan.-March)	55,000	5,125	—	60,125
L. Schweitzer (Jan.-March)	32,500	1,500	—	34,000
J-M. Hessels	98,750	19,125	3,000	120,875
J.M. Thompson	65,000	14,000	9,000	88,000
R. Greenbury	65,000	8,000	3,000	76,000
K.A.L.M. van Miert	65,000	10,000	3,000	78,000
C.J.A. van Lede	65,000	12,500	3,000	80,500
E. Kist	65,000	13,750	3,000	81,750
N.L. Wong	65,000	—	9,000	74,000
J.J. Schiro	65,000	14,500	3,000	82,500
H. von Prondzynski	65,000	7,500	3,000	75,500

	706,250	106,000	39,000	851,250
Supervisory Board members’ and Board of Management members’ interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in derivative Philips securities.

Number of shares1)

	December 31,	December 31,
	2009	2010
H. von Prondzynski	2,930	3,010
J.M. Thompson	1,000	1,000
J. van der Veer	5,450	5,586
G.J. Kleisterlee	197,362	224,877
P-J. Sivignon	37,249	52,172
G.H.A. Dutiné	60,626	72,815
R.S. Provoost	55,537	66,693
S.H. Rusckowski	54,893	71,019

1)	Reference date for board membership is December 31, 2010
194     Annual Report 2010

13     Group financial statements     13.11 - 13.11   32
32    Fair value of financial assets and liabilities
The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

For cash and cash equivalents, current receivables, current payables, interest accrual and short-term debts, the carrying amounts approximate fair value, because of the short maturity of these instruments.

The fair value of Philips debt is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analysis based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not within the carrying amount or estimated fair value of debt.

	December 31, 2009		December 31, 2010
	carrying	estimated	carrying	estimated
	amount	fair value	amount	fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets — non-current	305	305	270	270
Available-for-sale financial assets — current	145	145	—	—
Fair value through profit and loss — non-current	32	32	62	62
Fair value through profit and loss — current	25	25	—	—
Derivative financial instruments	102	102	112	112

	609	609	444	444

Carried at (amortized) cost:
Cash and cash equivalents	4,386	4,386	5,833	5,833
Other current financial assets	21	21	5	5
Loans and receivables:
Other non-current loans and receivables including guarantee deposits	76	76	53	53
Loans to investments in associates	7	7	3	3
Receivables — current	3,983	3,983	4,434	4,434
Receivables — non-current	85	85	88	88
Held-to-maturity investments	2	2	2	2
Available-for-sale financial assets	276	276	92	92

	8,836	8,836	10,510	10,510

Financial liabilities
Carried at fair value:
Derivative financial instruments	(276)	(276)	(564)	(564)

Carried at (amortized) cost:
Accounts payable	(2,870)	(2,870)	(3,691)	(3,691)
Interest accrual	(87)	(87)	(87)	(87)
Debt	(4,267)	(4,556)	(4,658)	(5,156)

	(7,224)	(7,513)	(8,436)	(8,934)
Annual Report 2010     195

33   13     Group financial statements     13.11 - 13.11
The table below analyses financial instruments carried at fair value, by different hierarchy levels:

Fair value hierarchy

	level 1	level 2	level 3	total
December 31, 2010
Available-for-sale financial assets — non-current	298			298
Available-for-sale financial assets — current	—			—
Financial assets designated at fair value through profit and loss — non-current	62			62
Financial asses designated at fair value through profit and loss — current	—			—
Derivative financial instruments — assets		112		112

Total financial assets carried at fair value	360	112	—	472

Derivative financial instruments — liabilities		(564)	—	(564)

December 31, 2009
Available-for-sale financial assets — non-current	244	61	—	305
Available-for-sale financial assets — current		145		145
Financial assets designated at fair value through profit and loss — non-current	30	2		32
Financial assets designated at fair value through profit and loss — current		25		25
Derivative financial instruments — assets		102		102

Total financial assets carried at fair value	274	335	—	609

Derivative financial instruments — liabilities		(276)		(276)
Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves and foreign exchange rates.

The valuation of convertible bond instruments uses observable market quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. The arrangement with the UK Pension Fund in conjunction with the sale of NXP is a financial instrument carried at fair value classified as level 3. At the end of 2010, the fair value of this instrument is estimated to be zero. Please refer to note 11 for more details.
33    Details of treasury risks
Philips is exposed to several types of financial risk. This note further analyzes financial risks. Philips does not purchase or hold derivative financial instruments for speculative purposes. Information regarding financial instruments is included in note 32.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk for the group is monitored through the Treasury liquidity committee which tracks the development of the actual cash flow position for the group and uses input from a number of sources in order to forecast the overall liquidity position both on a short and long-term basis. Corporate treasury invests surplus cash in money market deposits with appropriate maturities to ensure sufficient liquidity is available to meet liabilities when due.

The rating of the Company’s debt by major rating services may improve or deteriorate. As a result, Philips’ future borrowing capacity may be influenced and its financing costs may fluctuate. Philips has various sources to mitigate the liquidity risk for the group. At the reporting date, Philips had EUR 5,833 million in cash and cash equivalents (2009: EUR 4,386 million), within which short-term deposits of EUR 5,229 million (2009: EUR 3,740 million) and other liquid assets of EUR 104 million (2009: EUR 155 million). Philips pools cash from subsidiaries to the extent legally and economically feasible; cash not pooled remains available for local operational or investment needs.

Furthermore, Philips had a USD 2.5 billion Commercial Paper Program; a EUR1.8 billion committed revolving facility that can be used for general corporate purpose and a committed bilateral loan of EUR 200 million. As of December 31, 2010, Philips did not have any loans outstanding under any of these facilities. Additionally Philips also held a EUR 270 million of equity investments in available-for-sale financial assets (fair value at December 31, 2010).

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency fluctuations may impact Philips’ financial results. Philips is exposed to currency risk in the following areas:
•	Transaction exposures, related to forecasted sales and purchases and on-balance-sheet receivables/payables resulting from such transactions

•	Translation exposure of net income in foreign entities

•	Translation exposure of foreign-currency intercompany and external debt and deposits

•	Translation exposure of foreign-currency-denominated equity invested in consolidated companies

•	Translation exposure to equity interests in non-functional-currency investments in associates and available-for-sale financial assets.
It is Philips’ policy that significant transaction exposures are hedged by the businesses. Accordingly, all businesses are required to identify and measure their exposures resulting from material transactions denominated in currencies other than their own functional currency. Philips’ policy generally requires committed foreign currency exposures to be fully hedged using forwards. Anticipated transactions may be hedged using forwards or options or a combination thereof. The amount hedged as a proportion of the total exposure identified varies per business and is a function of the ability to project cash flows, the time horizon for the cash flows and the way in which the businesses can adapt to changed levels of foreign-currency exchange rates. As a result, hedging activities will not eliminate all currency risks for these anticipated transaction exposures. Generally, the maximum tenor of these hedges is 18 months.
196     Annual Report 2010

13     Group financial statements     13.11 - 13.11
The following table outlines the estimated nominal value in millions of euros for transaction exposure and related hedges for Philips’ most significant currency exposures consolidated as of December 31, 2010:

Estimated transaction exposure and related hedges in millions of euros

	maturity 0-60 days		maturity over 60 days
	exposure	hedges	exposure	hedges
Receivables
Functional vs exposure currency
EUR vs. USD	734	(712)	1,405	(955)
USD vs. EUR	173	(132)	759	(409)
EUR vs. JPY	39	(39)	164	(127)
EUR vs. GBP	44	(39)	144	(85)
USD vs. JPY	38	(26)	122	(62)
EUR vs. PLN	38	(31)	104	(56)
CNY vs. EUR	4	(2)	119	(24)
CNY vs. USD	12	(7)	107	(65)
EUR vs. SEK	38	(32)	78	(45)
Others	171	(138)	437	(227)

Payables
Functional vs exposure currency
EUR vs. USD	(982)	972	(1,641)	946
USD vs. CNY	(57)	57	(219)	118
BRL vs. USD	(83)	66	(123)	59
EUR vs. PLN	(48)	39	(156)	84
GBP vs. EUR	(25)	20	(122)	64
CNY vs. EUR	(18)	13	(106)	51
IDR vs. USD	(21)	15	(98)	51
USD vs. SGD	(17)	12	(84)	43
Others	(290)	258	(524)	320
The derivatives related to transactions are, for hedge accounting purposes, split into hedges of on-balance-sheet accounts receivable/ payable and forecasted sales and purchases. Changes in the value of on-balance-sheet foreign-currency accounts receivable/payable, as well as the changes in the fair value of the hedges related to these exposures, are reported in the income statement under costs of sales. Hedges related to forecasted transactions, where hedge accounting is applied, are accounted for as cash flow hedges. The results from such hedges are deferred in other comprehensive income within equity to the extent that the hedge is effective. As of December 31, 2010, a gain of EUR 5 million was deferred in equity as a result of these hedges. The result deferred in equity will be released to earnings mostly during 2011 at the time when the related hedged transactions affect the income statement. During 2010, a net gain of EUR 7 million was recorded in the income statement as a result of ineffectiveness on certain anticipated cash flow hedges.

The total net fair value of hedges related to transaction exposure as of December 31, 2010 was an unrealized liability of EUR 29 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to an increase of EUR 20 million in the value of the derivatives; including a EUR 68 million increase related to foreign exchange transactions of the euro against the US dollar, offset by a EUR 14 million decrease related to foreign exchange transactions of the euro against the Japanese yen, and a EUR 14 million decrease related to foreign exchange transactions of the euro against the Pound sterling.

The EUR 20 million increase includes a gain of EUR 33 million that would impact the income statement, which would largely offset the opposite revaluation effect on the underlying accounts receivable and payable, and the remaining loss of EUR 13 million would be recognized in equity to the extent that the cash flow hedges were effective.

Foreign exchange exposure also arises as a result of inter-company loans and deposits. Where the Company enters into such arrangements the financing is generally provided in the functional currency of the subsidiary entity. The currency of the Company’s external funding and liquid assets is matched with the required financing of subsidiaries either directly through external foreign currency loans and deposits, or synthetically by using foreign exchange derivatives. In certain cases where group companies may also have external foreign currency debt or liquid assets, these exposures are also hedged through the use of foreign exchange derivatives. Changes in the fair value of hedges related to this translation exposure are recognized within financial income and expenses in the income statement and are largely offset by the revaluation of the hedged items. The total net fair value of these derivatives as of December 31, 2010, was a liability of EUR 425 million. An instantaneous 10% increase in the value of the euro against all currencies would lead to a increase of EUR 323 million in the value of the derivatives, including a EUR 315 million increase related to the US dollar.

Philips does not hedge the translation exposure of net income in foreign entities. Translation exposure of foreign-currency equity invested in consolidated entities may be hedged. If a hedge is entered into, it is accounted for as a net investment hedge. As of December 31, 2010, Philips had no outstanding derivatives accounted for as net investment hedges. During 2010, Philips recorded a gain of EUR 9 million in other comprehensive income under currency translation differences as a result of net investment hedges.

Philips does not currently hedge the foreign exchange exposure arising from equity interests in non-functional-currency investments in associates and available-for-sale financial assets.
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Philips had outstanding debt of EUR 4,658 million, which created an inherent interest rate risk. Failure to effectively hedge this risk could negatively impact financial results. At year-end, Philips held EUR 5,833 million in cash and cash equivalents, total gross long-term debt of EUR 2,818 million and total short-term debt of EUR 1,840 million. At December 31, 2010, Philips had a ratio of fixed-rate gross long-term debt to total outstanding gross debt of approximately 55%, compared to 73% one year earlier.

A sensitivity analysis shows that if long-term interest rates were to decrease instantaneously by 1% from their level of December 31, 2010, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by approximately EUR 226 million. If there was an increase of 1% in long-term interest rates, this would reduce the market value of the long-term debt by approximately EUR 226 million.

If interest rates were to increase instantaneously by 1% from their level of December 31, 2010, with all other variables held constant, the annualized net interest expense would decrease by approximately EUR 39 million. This impact was based on the outstanding net cash position at December 31, 2010.

Equity price risk

Equity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in equity prices.

Philips is a shareholder in several publicly listed companies, including TCL Corporation and TPV Technology Ltd. As a result, Philips is exposed to potential financial loss through movements in their share prices. The aggregate equity price exposure of publicly listed investments in its main available-for-sale financial assets amounted to approximately EUR 270 million at year-end 2010 (2009: EUR 357 million including investments in associates shares that were sold during 2010). Philips does not hold derivatives in its own stock or in the above-mentioned listed companies. The two options on the shares of TPV and CBAY were matured and redeemed in September and October 2010 respectively. Philips is also a shareholder in several privately owned companies amounting to EUR 24 million. As a result, Philips is exposed to potential value adjustments.
Annual Report 2010     197

34   13     Group financial statements     13.11 - 13.11
As part of the sale of shares in NXP to Philips Pension Trustees Limited there is an arrangement that may entitle Philips to a cash payment from the UK Pension Fund on or after September 7, 2014 if the value of the NXP shares has increased by this date to a level in excess of a predetermined threshold, which at the time of the transaction was substantially above the transaction price, and the UK Pension Fund is in surplus (on the regulatory funding basis) on September 7, 2014.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.

Philips is a purchaser of certain base metals, precious metals and energy. Philips hedges certain commodity price risks using derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity price volatility. The commodity price derivatives that Philips enters into are accounted for as cash flow hedges to offset forecasted purchases. As of December 2010, a gain of less than EUR 1 million was deferred in equity as a result of these hedges. A 10% increase in the market price of all commodities as of December 31, 2010 would increase the fair value of the derivatives by less than EUR 1 million.

Credit risk

Credit risk represents the loss that would be recognized at the reporting date, if counterparties failed completely to perform their payment obligations as contracted. Credit risk is present within Philips trade receivables. To have better insights into the credit exposures, Philips performs ongoing evaluations of the financial and non-financial conditions of its customers and adjusts credit limits when appropriate. In instances where the creditworthiness of a customer is determined not to be sufficient to grant the credit limit required, there are a number of mitigation tools that can be utilized to close the gap including reducing payment terms, cash on delivery, pre-payments and pledges on assets.

Philips invests available cash and cash equivalents with various financial institutions and is exposed to credit risk with these counterparties. Philips is also exposed to credit risks in the event of non-performance by financial institutions with respect to financial derivative instruments. Philips actively manages concentration risk and on a daily basis measures the potential loss under certain stress scenarios, should a financial institution default. These worst-case scenario losses are monitored and limited by the company.

The company does not enter into any financial derivative instruments to protect against default by financial institutions. However, where possible the company requires all financial institutions with whom it deals in derivative transactions to complete legally enforceable netting agreements under an International Swap Dealers Association master agreement or otherwise prior to trading, and whenever possible, to have a strong credit rating from Standard & Poor’s and Moody’s Investor Services. Philips also regularly monitors the development of the credit risk of its financial counterparties. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings or with governments or government-backed institutions.

Below table shows the credit ratings of the financial institutions with which Philips had short-term deposits above EUR 25 million as of December 31, 2010:

Credit risk with number of counterparties for deposits above 25 million

	25-100	100-500	500-2,000
	million	million	million
AAA-rated governments	—	—	1
AAA-rated government banks	—	—	2
AAA-rated bank counterparties	—	—	1
AA-rated bank counterparties	1	2	—
A-rated bank counterparties	—	2	—

	1	4	4
For an overview of the overall maximum credit exposure of the group’s financial assets, please refer to note 32 for details of carrying amounts and fair value.

Country risk

Country risk is the risk that political, legal, or economic developments in a single country could adversely impact our performance. The country risk per country is defined as the sum of the equity of all subsidiaries and associated companies in country cross-border transactions, such as intercompany loans, accounts receivable from third parties and intercompany accounts receivable. The country risk is monitored on a regular basis.

As of December 31, 2010, the company had country risk exposure in the United States of EUR 10 billion, and in Belgium of EUR 9.4 billion, EUR 1 billion in China (including Hong Kong). Other countries higher than EUR 500 million are Japan EUR 752 million, and United Kingdom of EUR 678 million. Countries where the risk exceeded EUR 300 million but was less than EUR 500 million are Netherlands, Germany, Poland, Italy and Canada. The degree of risk of a country is taken into account when new investments are considered. The company does not, however, use financial derivative instruments to hedge country risk.

Other insurable risks

Philips is covered for a broad range of losses by global insurance policies in the areas of property damage, business interruption, general and product liability, transport, directors’ and officers’ liability, employment practice liability, crime, and aviation product liability.

The counterparty risk related to the insurance companies participating in the above mentioned global insurance policies are actively managed. As a rule Philips only selects insurance companies with a S&P credit rating of at least A-. Throughout the year the counterparty risk is monitored on a regular basis.

To lower exposures and to avoid potential losses, Philips has a worldwide Risk Engineering program in place. The main focus in this program is on property damage and business interruption risks, which also include interdependencies. Philips sites, and also a limited number of sites of key suppliers, are inspected on a regular basis by the Risk Engineering personnel of the insurer. Inspections are carried out against predefined Risk Engineering standards which are agreed between Philips and the insurers. Recommendations are made in a Risk Management report and are reviewed centrally. This is the basis for decision-making by the local management of the business as to which recommendations will be implemented. For all policies, deductibles are in place, which vary from EUR 250,000 to EUR 2,500,000 per occurrence and this variance is designed to differentiate between the existing risk categories within Philips. Above this first layer of working deductibles, Philips operates its own re-insurance captive, which during 2010 retained EUR 2.5 million per occurrence for the property damage and business interruption losses and EUR 5 million in the aggregate per year. For general and product liability claims, the captive retained EUR 1.5 million per claim and EUR 6 million in the aggregate. New contracts were signed on December 31, 2010, for the coming year, whereby the reinsurance captive retentions remained unchanged.
34    Subsequent events
Acquisition of Optimum Lighting LLC

On January 5, 2011, Philips announced that it acquired Optimum Lighting LLC, a privately owned company domiciled in the US, specialized in customized energy-efficient lighting solutions for the office, industry and retail segments.

Acquisition of Preethi business

On January 24, 2011, Philips announced that it has agreed to acquire the assets of the Preethi business, a kitchen appliances company in India. Upon closing of this transaction, which is subject to certain contractual and other conditions such as regulatory approval, Preethi will become part of the Domestic Appliances business group within Philips’ Consumer Lifestyle sector.
198     Annual Report 2010

13     Group financial statements     13.12 - 13.12
13.12 Independent auditor’s report — Group
Independent auditor’s report

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements 2010 which are part of the financial statements of Koninklijke Philips Electronics N.V., Eindhoven, the Netherlands, and comprise the consolidated balance sheet as at December 31, 2010, the consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information as included in section 13.4 to 13.11.

Management’s responsibility

The Board of Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Management report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Koninklijke Philips Electronics N.V. as at December 31, 2010, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Management report, as defined in the introduction paragraph of section 13 Group financial statements, and to the extent we can assess, has been prepared in accordance with part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b — h has been annexed. Further, we report that the Management report, to the extent we can assess, is consistent with the consolidated financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, February 17, 2011

KPMG ACCOUNTANTS N.V.

M.A. Soeting RA
Annual Report 2010     199

14     Company financial statements     14 - 14
14	Company financial statements

Introduction

Statutory financial statements

The sections Group financial statements and Company financial statements contain the statutory financial statements of Koninklijke Philips Electronics N.V. (the Company).

Accounting policies applied

The financial statements of the Company included in this section are prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. Section 362 (8), Book 2, Dutch Civil Code, which allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The Company has prepared these Company financial statements using this provision.

The accounting policies are described in section 13.10, Significant accounting policies, of this Annual Report.

Subsidiaries are accounted for using the net equity value in these Company financial statements.

Presentation of Company financial statements

The structure of the Company balance sheets is aligned with the Consolidated balance sheets in order to achieve optimal transparency between the Group financial statements and the Company financial statements. Consequently, the presentation of the Company balance sheets deviates from Dutch regulations.

The Company balance sheet has been prepared before the appropriation of result.

The Company statement of income has been prepared in accordance with Section 2:402 of the Dutch Civil Code, which allows a simplified Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

Additional information

For ‘Additional information’ within the meaning of Section 2:392 of the Dutch Civil Code, please refer to section 13.12, Independent auditor’s report — Group, of this Annual Report, section 14.5, Independent auditor’s report — Company, of this Annual Report, and section 5.5, Proposed distribution to shareholders, of this Annual Report.
200     Annual Report 2010

14     Company financial statements     14.1 — 14.1
14.1	Balance sheets before appropriation of results

Balance sheets of Koninklijke Philips Electronics N.V. as of December 31 in millions of euros

			2009		2010
	Assets
	Non-current assets:
	Property, plant and equipment	1		1
	Intangible assets	—		38
A	Investments in affiliated companies1)	19,238		21,056
	Deferred tax assets	98		38
B	Other non-current financial assets2)	370		109
			19,707		21,242
	Current assets:
C	Receivables	1,043		1,668
	Cash and cash equivalents	3,550		3,527
			4,593		5,195

			24,300		26,437

	Liabilities and shareholders’ equity
D	Shareholders’ equity:
	Preference shares, par value EUR 0.20 per share:
	- Authorized: 2,000,000,000 shares (2009: 2,000,000,000 shares)
	- Issued: none
	Common shares, par value EUR 0.20 per share:
	- Authorized: 2,000,000,000 shares (2009: 2,000,000,000 shares)
	- Issued and fully paid: 986,078,784 shares (2009: 972,411,769 shares)	194		197
	Capital in excess of par value	—		354
	Legal reserve: revaluation	102		86
	Legal reserve: available-for-sale financial assets	120		139
	Legal reserve: cash flow hedges	10		(5)
	Legal reserve: affiliated companies2)	884		1,078
	Legal reserve: currency translation differences	(591)		(65)
	Retained earnings2)	14,653		12,892
G	Net income1,2,3)	410		1,446
	Treasury shares, at cost: 39,572,400 shares (2009: 44,954,677 shares)	(1,187)		(1,076)
			14,595		15,046

	Non-current liabilities:
E	Long-term debt	3,502		2,678
	Long-term provisions	29		22
	Deferred tax liabilities	425		41
	Other non-current liabilities	39		52
			3,995		2,793

	Current liabilities:
E	Short-term debt1)	5,067		7,244
F	Other current liabilities	643		1,354
			5,710		8,598

I	Contingent liabilities not appearing in the balance sheet

			24,300		26,437

1)	Previous period amounts have been adjusted to reflect changes in the presentation of intercompany positions with group companies

2)	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies

3)	Prepared before appropriation of results
Annual Report 2010     201

14     Company financial statements     14.2 - 14.3
14.2	Statements of income

Statements of income of Koninklijke Philips Electronics N.V. for the years ended December 31

in millions of euros

		2009	2010
	Net income from affiliated companies	155	1,262
	Other net income	255	184

G	Net income	410	1,446
14.3	Statements of changes in equity

Statement of changes in equity of Koninklijke Philips Electronics N.V.

in millions of euros unless otherwise stated

	legal reserves
	outstand-
	ing num-				available-
	ber of	com-	capital in		for-sale	cash	affiliated	currency			treasury	share-
	shares in	mon	excess of	revalua-	financial	flow	compa-	translation	retained	net	shares at	holders’
	thousands	shares	par value	tion	assets	hedges	nies1)	differences	earnings1)	income	cost	equity

Balance as of January 1, 2010	927,457	194	—	102	120	10	884	(591)	14,653	410	(1,187)	14,595

Appropriation of prior year result									410	(410)		—
Net income										1,446		1,446
Release revaluation reserve				(16)					16			—
Net current period change					180	(44)	194	535	(1,540)			(675)
Income tax on net current period change						5		(5)				—
Reclassification into income					(161)	24		(4)				(141)
Dividend distributed	13,667	3	343						(650)			(304)
Non-controlling interest buy out									(6)			(6)
Purchase of treasury shares	(15)											—
Re-issuance of treasury shares	5,397		(49)						9		111	71
Share-based compensation plans			55									55
Income tax on share-based compensation plans			5									5

Balance as of December 31, 2010	946,506	197	354	86	139	(5)	1,078	(65)	12,892	1,446	(1,076)	15,046

1)	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies
202     Annual Report 2010

14     Company financial statements     14.4 - 14.4     A B C D
14.4	Notes

All amounts in millions of euros unless otherwise stated

Notes to the Company financial statements
A	Investments in affiliated companies

The investments in affiliated companies (including goodwill) are presented in the balance sheet based on either their net asset value in accordance with the aforementioned accounting principles of the consolidated financial statements, or at amortized cost.

	investments
	in Group	investments
	companies	in associates	loans1)	total
Balance as of January 1, 2010	11,273	70	7,895	19,238
Changes:
Acquisitions/ additions	8,631	3	275	8,909
Sales/redemptions	(86)	—	(7,315)	(7,401)
Net income from affiliated companies	1,250	12	—	1,262
Dividends received	(937)	(9)	—	(946)
Translation differences	454	4	869	1,327
Other	(1,333)	—	—	(1,333)

Balance as of December 31, 2010	19,252	80	1,724	21,056

1)	Previous period amounts have been adjusted to reflect changes in the presentation of intercompany positions with group companies
A list of subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (Dutch Civil Code, Book 2, Sections 379 and 414), is deposited at the Chamber of Commerce in Eindhoven, Netherlands.

During 2010 Philips increased its foreign based financial center activities. In the context of these increased activities, the Company transferred EUR 7,162 million of its intercompany loans to a foreign subsidiary. This transfer is expressed under Loans in the line item Sales/ redemptions.

In addition, the Company also provided further funding to this foreign subsidiary of EUR 1 billion giving a total capital contribution of EUR 8,162 million which is expressed under investments in group companies in the line item “Acquisitions/additions”.

Included in Other, under Investments in Group companies are actuarial gains and losses of EUR 1,336 million related to defined-benefit plans of group companies.
B	Other non-current financial assets

			financial
			assets at
	available-		fair value
	for-sale		through
	financial	loans and	profit and
	assets	receivables	loss	total1)
Balance as of January 1, 2010	369	1	—	370

Changes:
Reclassifications	(73)	—	(4)	(77)
Acquisitions/additions	13	2	—	15
Sales/redemptions/ reductions	(379)	(2)	—	(381)
Value adjustments	175	—	4	179
Translation and exchange differences	3	—	—	3

Balance as of December 31, 2010	108	1	—	109

1)	Prior period insignificant amounts have been reclassified due to new insights in line with accounting policies
Reclassifications

The CBAY investment (EUR 77 million) was reclassified to Current financial assets prior to redemption on October 15, 2010.

Investments in available-for-sale financial assets

The Company’s investments in available-for-sale financial assets mainly consists of investments in common stock of companies in various industries.

During 2010, Philips reduced its shareholding portfolio of available-for-sale financial assets by selling its entire stake in NXP Semiconductors (NXP). Further details on the accounting treatment of NXP are discussed in note 11.
C	Receivables

	2009	2010
Trade accounts receivable	95	106
Affiliated companies	721	1,261
Other receivables	11	28
Advances and prepaid expenses	33	43
Derivative instruments — assets	183	230

	1,043	1,668
D	Shareholders’ equity

Common shares

As of December 31, 2010, the issued and fully paid share capital consists of 986,078,784 common shares, each share having a par value of EUR 0.20.

In April 2010, Philips settled a dividend of EUR 0.70 per common share, representing a total value of EUR 650 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 53% of the shareholders elected for a share dividend, resulting in the issuance of 13,667,015 new common shares. The settlement of the cash dividend resulted in a payment of EUR 304 million.
Annual Report 2010     203

14     Company financial statements     14.4 - 14.4
Preference shares

The ‘Stichting Preferente Aandelen Philips’ has been granted the right to acquire preference shares in the Company. Such right has not been exercised. As a means to protect the Company and its stakeholders against an unsolicited attempt to (de facto) take over control of the Company, the General Meeting of Shareholders in 1989 adopted amendments to the Company’s articles of association that allow the Board of Management and the Supervisory Board to issue (rights to acquire) preference shares to a third party. As of December 31, 2010, no preference shares have been issued.

Option rights/restricted shares

The Company has granted stock options on its common shares and rights to receive common shares in the future. Please refer to note 29, which is deemed incorporated and repeated herein by reference.

Treasury shares

In connection with the Company’s share repurchase programs, shares which have been repurchased and are held in treasury for (i) delivery upon exercise of options and convertible personnel debentures and under restricted share programs and employee share purchase programs, and (ii) capital reduction purposes, are accounted for as a reduction of shareholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a FIFO basis.

Any difference between the cost and the cash received at the time treasury shares are issued, is recorded in capital in excess of par value, except in the situation in which the cash received is lower than cost, and capital in excess of par has been depleted.

The following transactions took place resulting from employee option and share plans:

	2009		2010
Shares acquired		2,128		15,237
Average market price	EUR	19.10	EUR	25.35
Amount paid		—		—
Shares delivered		4,477,364		5,397,514
Average market price	EUR	13.76	EUR	23.99
Amount received	EUR	32 million	EUR	71 million
Total shares in treasury at year-end		43,102,679		37,720,402
Total cost	EUR	1,162 million	EUR	1,051 million
In 2009 and 2010 there were no transactions to reduce share capital:

	2009		2010
Shares acquired		—		—
Average market price		—		—
Amount paid		—		—
Reduction of capital stock		—		—
Total shares in treasury at year-end		1,851,998		1,851,998
Total cost	EUR	25 million	EUR	25 million
Net income

A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.75 per common share, in cash or shares at the option of the shareholder, against the net income for 2010.

Legal reserves

As of December 31, 2010, legal reserves relate to the revaluation of assets and liabilities of acquired companies in the context of multi-stage acquisitions of EUR 86 million (2009: EUR 102 million), unrealized gains on available-for-sale financial assets of EUR 139 million (2009: EUR 120 million), unrealized losses on cash flow hedges of EUR 5 million (2009: unrealized gains of EUR 10 million), ‘affiliated companies’ of EUR 1,078 million (2009: EUR 884 million) and currency translation losses of EUR 65 million (2009: EUR 591 million).

The item ‘affiliated companies’ relates to the ‘wettelijke reserve deelnemingen’, which is required by Dutch law. This reserve relates to any legal or economic restrictions on the ability of affiliated companies to transfer funds to the parent company in the form of dividends.

Limitations in the distribution of shareholders’ equity

Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity of EUR 1,500 million (2009: EUR 1,310 million). As at December 31, 2010, such limitations relate to common shares of EUR 197 million (2009: EUR 194 million) as well as to legal reserves included under ‘revaluation’ of EUR 86 million (2009: EUR 102 million), available-for-sale financial assets of EUR 139 million (2009: 120 million) and ‘affiliated companies’ of EUR 1,078 million (2009: EUR 884 million). In 2009, limitations in the distribution were also affected by gains related to cash flow hedges of EUR 10 million.

In general, gains related to available-for-sale financial assets, cash flow hedges and currency translation differences cannot be distributed as part of shareholders’ equity as they form part of the legal reserves protected under Dutch law. By their nature, losses relating to available-for-sale financial assets, cash flow hedges and currency translation differences, reduce shareholders’ equity, and thereby distributable amounts.
204     Annual Report 2010

14     Company financial statements     14.4 - 14.4     E F G H I J K
E	Long-term debt and short-term debt

Long-term debt

							average	amount
	(range of)	average	amount			due after 5	remaining term	outstanding
	interest rates	interest rate	outstanding	due in 1 year	due after 1 year	years	(in years)	2009
Eurobonds	6.1%	6.1%	750	750	—	—	—	750
USD bonds	1.4 - 7.8%	5.7%	2,687	262	2,425	1,943	12.0	2,494
Convertible debentures	0.3%	0.3%	38	38	—	—	—	51
Intercompany financing	0.1 - 6.5%	0.6%	211	211	—	—	—	571
Bank borrowings	2.6 - 3.0%	2.8%	250	—	250	—	3.1	250
Other long-term debt	3.3 - 18.1%	5.5%	54	51	3	—	1.9	61

			3,990	1,312	2,678	1,943		4,177
Corresponding data previous year			4,177	675	3,502	1,803		4,155
The following amounts of the long-term debt as of December 31, 2010, are due in the next five years:

2011	1,312
2012	—
2013	482
2014	250
2015	3

2,047
Corresponding amount previous year	2,374
Convertible debentures include Philips personnel debentures. For more information, please refer to note 18.

Short-term debt

Short-term debt includes the current portion of outstanding external and intercompany long-term debt of EUR 1,312 million (2009: EUR 675 million), other debt to group companies totaling EUR 5,869 million (2009: EUR 4,335 million) and short-term bank borrowings of EUR 63 million (2009: EUR 57 million).
F	Other current liabilities

	2009	2010
Income tax payable	—	79
Other short-term liabilities	23	40
Accrued expenses	252	227
Derivative instruments — liabilities	368	1,008

	643	1,354
G	Net income

Net income in 2010 amounted to a gain of EUR 1,446 million (2009: a gain of EUR 410 million). The increase of net results in 2010 compared to 2009 is especially realized by affiliated companies.
H	Employees

The number of persons employed by the Company at year-end 2010 was 11 (2009: 12) and included the members of the Board of Management and the members of the Group Management Committee.

For the remuneration of past and present members of both the Board of Management and the Supervisory Board, please refer to note 31, which is deemed incorporated and repeated herein by reference.
I	Contingent liabilities not appearing in the balance sheet

General guarantees as referred to in Section 403, Book 2, of the Dutch Civil Code, have been given by the Company on behalf of several group companies in the Netherlands. The liabilities of these companies to third parties and investments in associates totaled EUR 1,434 million as of year-end 2010 (2009: EUR 1,038 million). Guarantees totaling EUR 266 million (2009: EUR 294 million) have also been given on behalf of other group companies and credit guarantees totaling EUR 29 million (2009: EUR 33 million) on behalf of unconsolidated companies and third parties. The Company is the head of a fiscal unity that contains the most significant Dutch wholly-owned group companies. The Company is therefore jointly and severally liable for the tax liabilities of the tax entity as a whole. For additional information, please refer to note 24.
J	Audit fees

For a summary of the audit fees, please refer to the Supervisory Board report, table ‘Fees KPMG’ section 11.3, Report of the Audit Committee, of this Annual Report.
K	Subsequent events

Acquisiton of Optimum Lighting LLC

On January 5, 2011 Philips announced that it acquired Optimum Lighting LLC, a privately owned company domiciled in the US, specialized in customized energy-efficient lighting solutions for the office, industry and retail segments.

Acquisition of Preethi business

On January 24, 2011, Philips announced that it has agreed to acquire the assets of the Preethi business, a kitchen appliances company in India. Upon closing of this transaction, which is subject to certain contractual and other conditions such as regulatory approval, Preethi will become part of the Domestic Appliances business group within Philips’ Consumer Lifestyle sector.

February 17, 2011

The Supervisory Board

The Board of Management
Annual Report 2010     205

14     Company financial statements 14.5 - 14.5
14.5	Independent auditor’s report — Company

Independent auditor’s report

To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

Report on the Company financial statements

We have audited the accompanying Company financial statements 2010 which are part of the financial statements of Koninklijke Philips Electronics N.V., Eindhoven, the Netherlands, and comprise the Company balance sheet as at December 31, 2010, the Company statements of income and changes in equity for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information as included in section 14 to 14.5.

Management’s responsibility

The Board of Management is responsible for the preparation and fair presentation of the Company financial statements and for the preparation of the Management report, both in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the Company financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these Company financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Company financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Company financial statements give a true and fair view of the financial position of Koninklijke Philips Electronics N.V. as at December 31, 2010, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Management report, as defined in the introduction paragraph of section 13 Group financial statements, and to the extent we can assess, has been prepared in accordance with part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b — h has been annexed. Further, we report that the Management report, to the extent we can assess, is consistent with the Company financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, February 17, 2011

KPMG ACCOUNTANTS N.V.

M.A. Soeting RA
206     Annual Report 2010

15     Sustainability statements 15 - 15
15	Sustainability statements

Approach to sustainability reporting

Philips has a long tradition of sustainability reporting, beginning in 1999 when we published our first environmental annual report. We expanded our reporting in 2003 with the launch of our first sustainability annual report, which provided details of our social and economic performance in addition to our environmental results.

In 2011 we published our third annual integrated financial, social and environmental report, reflecting the progress we have made to embed sustainability in our way of doing business. This is also supported by the inclusion of sustainability in the Philips Management Agenda and in Vision 2015, our 5-year strategic plan.

Reporting standards

We have followed relevant best practice standards and international guidelines while compiling the sustainability performance covered in this report. Most important are the Global Reporting Initiative’s (GRI) G3 Sustainability Reporting Guidelines.

With regard to the GRI Application Levels system, we assessed ourselves at the A+ level. A detailed overview of our Management Approach and the G3 Core Indicators is provided at the end of this section.

We signed on to the United Nations Global Compact in March 2007, joining thousands of companies from all regions of the world as well as international labor and civil society organizations to advance 10 universal principles in the areas of human rights, labor, the environment and anti-corruption. Our General Business Principles, Sustainability and Environmental Policies, and our Supplier Sustainability Declaration are the cornerstones that enable us to live up to the standards set by the Global Compact. This is closely monitored and reported, as illustrated throughout this report, which is our annual Communication on Progress (COP) submitted to the UN Global Compact Office.

Tracking trends

We continuously follow external trends to determine the issues most relevant for our company and those where we can make a positive contribution to society at large. In addition to our own research, we make use of a variety of sources, including the World Bank, World Business Council for Sustainable Development (WBCSD), World Economic Forum and World Health Organization. Our work also involves tracking topics of concern to governments, regulatory bodies, academia, and non-governmental organizations, and following the resulting media coverage.

Stakeholder engagement

Across all our activities we seek to engage stakeholders to gain their feedback on specific areas of our business. Working in partnerships is crucial in delivering on our commitment to bring “sense and simplicity” to people’s health and well-being. We participate in meetings and task forces as a member of organizations including the WBCSD, Electronic Industry Citizenship Coalition (EICC), Carbon Disclosure Project Supply Chain, European Committee of Domestic Equipment Manufacturers (CECED), Federation of National Manufacturers Associations for Luminaires and Electrotechnical Components for Luminaires in the European Union (CELMA), European Coordination Committee of the Radiological, Electromedical and Healthcare IT Industry (COCIR), Digital Europe, European Lamp Companies Federation (ELC), European Roundtable of Industrialists (ERT), National Electrical Manufacturers Association (NEMA), Environmental Leadership Council of the Information Technology Industry Council (ELC ITIC), Consumer Electronics Association (CEA) and Association of Home Appliance Manufacturers (AHAM).

In 2010, we started a multi-stakeholder initiative with the Dutch Sustainable Trade Initiative (IDH), the leading Dutch labor union (FNV) and GoodElectronics focusing on improving working circumstances in the electronics industry in China.

Furthermore, we engaged with a number of NGOs including Enough, MakeITfair, the Chinese Institute of Public and Environmental Affairs, SOMO, Amnesty International and Greenpeace.

In 2009 we established a dedicated Professional and Public Affairs team to further steer and professionalize our stakeholder engagement activities with key business influencers including government, non-governmental institutions, industry associations, industry partners, influencers and opinion formers.

The Philips Center for Health and Well-being

Through the creation of the Philips Center for Health and Well-being, Philips seeks to address key societal issues and solutions on themes such as healthy and active aging, livable cities and healthy lifestyles. The Center launched in December 2009 and brings together teams of multidisciplinary experts from all over the world in think tanks. Participants include EU Members of Parliament, NGOs such as the World Bank, UNICEF, Global Health Council, European Patient’s Forum, ISOCARP (international association of urban planners), and WBCSD. The active aging think tank is working from the USA and is debating how aging populations can remain independent and engaged through their life transitions. The livable cities think tank is working from Singapore, and is taking a holistic view of a livable city — and is defining “livability” which includes a city being resilient, sustainable, authentic and inclusive. Additionally, the Philips Index for Health & Well-being is a global research project being conducted by the Center. It aims to identify what citizens find important concerning their health and well-being. The research examines the mega-trends that shape each nation’s healthcare, lifestyle and who we are as a society, with a focus on what aspects of health and well-being are most important. It was conducted in 23 countries during 2010, with over 31,000 consumers surveyed. For more information on the work of the Center, go to www.philips-thecenter.org.

Working on global issues

In 2010, Philips participated in the United Nations Climate Change Conference in Cancun, Mexico. We partnered with other leading industry players, governmental organizations, NGOs (like The Climate Group) and the United Nations Environmental Program to create a global sectoral agreement on phasing out inefficient lighting. At COP16, this roll-out was welcomed by a range of different stakeholders given its triple benefits for consumers, environment and economy.

Philips also signed the CEO Water Mandate acknowledging that in order to operate in a more sustainable manner, and contribute to the vision of the UN Global Compact and the realization of the Millennium Development Goals, it has a responsibility to make water-resources management a priority.

As part of Philips’ participation in the WBCSD Vision 2050 project, Philips Research joined the WBCSD Sustainable Consumption activities. Philips Research hosted a workshop with special focus on health at the High Tech Campus in Eindhoven, in addition to participating in a series of cross-industry meetings. Another activity related to the Vision 2050 project was Philips Research’s participation in the National Health Service Low Carbon Healthcare dialog in London. Different types of care providers, care purchasers, community representatives, and many other stakeholders explored scenarios towards a low carbon healthcare system by 2030.

Biodiversity

Biodiversity is a complex phenomenon with different elements, such as preservation of species and ecosystems as enablers for those species to live in. Impact on biodiversity cannot be measured as easily as, for instance, CO2 emissions or water consumption.

Furthermore, the impact is to a large extent dependent on the nature of the business activities, the space used and whether that space is located in or nearby protected areas. From that perspective the impact of our operations is very limited.

However, in general there is a trend noticeable that people expect industry to pay more attention to biodiversity, not only taking into account the impact of its operations but also the impact of its products. Our current policy focuses on the following:
Annual Report 2010     207

15     Sustainability statements     15 - 15
•	Continue to reduce the impact of our operations through our Green Manufacturing 2015 program, focusing on CO2 emissions, water, waste and restricted and hazardous substances

•	Continue our EcoDesign activities, resulting in Green Products

•	Study concepts such as ‘Cradle to Cradle’, ‘Biomimicry and The Natural Step’ — all focused on learning or imitating nature’s remarkably efficient designs — for our Sustainable Innovation efforts

•	Continue our global partnership with IUCN, the International Union for the Conservation of Nature. Together we are exploring how specific lighting technology can redress the disturbance of fauna around the world, enabling it to co-exist with human sea and coastal development, for instance.
Material issues and our focus

Based on ongoing trend analysis and stakeholder input, we identify the key material issues for our company from a sustainability perspective. We have mapped the issues in the table below, taking into account the:
•	level of concern to society at large and stakeholders, versus impact on Philips, and

•	level of control or influence we can have on an issue through our operations and products/solutions.
This is a dynamic process, as we continuously monitor the world around us. Based on this, we develop our policies and programs.

Key material issues

Reference1)
Societal

- Aging population in developed world	chapter 2, Vision 2015 — our strategic focus, of this Annual Report section 3.2, Home Healthcare, of this Annual Report
section 6.1, Healthcare, of this Annual Report

- Rising healthcare costs	chapter 2, Vision 2015 — our strategic focus, of this Annual Report section 3.2, Home Healthcare, of this Annual Report
section 6.1, Healthcare, of this Annual Report

- Chronic and lifestyle related diseases in mature and emerging markets	chapter 2, Vision 2015 — our strategic focus, of this Annual Report section 6.1, Healthcare, of this Annual Report

- Lack of access to affordable healthcare	chapter 2, Vision 2015 — our strategic focus, of this Annual Report section 6.1, Healthcare, of this Annual Report

- Healthy Living	President’s message, of this Annual Report
section 3.3, Healthy Life & Personal Care, of this Annual Report section 6.2, Consumer Lifestyle, of this Annual Report

- Growing middle class in new and emerging markets	President’s message, of this Annual Report
section 3.3, Healthy Life & Personal Care, of this Annual Report section 6.2, Consumer Lifestyle, of this Annual Report

- Rising attention for human rights	section 4.3, Partnerships for progress, of this Annual Report chapter 15, Sustainability statements, of this Annual Report

- Privacy	section 7.5, Compliance risks, of this Annual Report

- Demographic shift	section 3.1, Professional Healthcare, of this Annual Report
section 3.2, Home Healthcare, of this Annual Report

- Urbanization	section 3.6, Professional Lighting, of this Annual Report

- Conflict minerals	section 4.3, Partnerships for progress, of this Annual Report sub-section 5.4.5, Supplier performance, of this Annual Report section 15.6, Supplier indicators, of this Annual Report

- Growing demand for transparency in the supply chain	section 4.3, Partnerships for progress, of this Annual Report sub-section 5.4.5, Supplier performance, of this Annual Report section 15.6, Supplier indicators, of this Annual Report

- Employee health and safety	sub-section 5.4.4, Social performance, of this Annual Report section 15.5, Social indicators, of this Annual Report

1)	The sections and chapters referred to are not included in the scope of the assurance engagement

Reference1)
Environmental

- Climate change	section 4.1, Climate change, of this Annual Report

- Energy management	section 3.5, Home Lighting, of this Annual Report
section 3.6, Professional Lighting, of this Annual Report
section 4.2, Our environmental footprint, of this Annual Report

- Clean technologies	section 4.2, Our environmental footprint, of this Annual Report

- Collection and recycling	section 4.2, Our environmental footprint, of this Annual Report

- Limited natural resources and resource efficiency	chapter 2, Vision 2015 — our strategic focus, of this Annual Report section 4.2, Our environmental footprint, of this Annual Report

- Biodiversity	chapter 15, Sustainability statements, of this Annual Report

- Increasing product regulation	section 4.2, Our environmental footprint, of this Annual Report section 7.5, Compliance risks, of this Annual Report

1)	The sections and chapters referred to are not included in the scope of the assurance engagement
208     Annual Report 2010

15     Sustainability statements     15 - 15
Sustainability programs and targets

All of our programs are guided by the Philips General Business Principles, which provide the fundamental principles for all of our business decisions and actions.

With our longstanding commitment to reducing the environmental impact of our products and processes, we have been establishing action programs with measurable targets since 1994. In 2010, we ran EcoVision4 and EcoVision5 as well as our new Green Manufacturing 2015 program.

EcoVision4 which was launched in 2007 focuses on the environmental performance of our products and reducing the energy consumption of our operations. With EcoVision4 we have committed to realize the following by 2012:
•	generate 30% of total revenues from Green Products

•	double investment in Green Innovations to a cumulative EUR 1 billion

•	improve our operational energy efficiency by 25% and reduce CO2 emissions by 25%, all compared with the base year 2007.
In February 2010 we launched EcoVision5 comprising three sustainability leadership key performance indicators on ‘care’, ‘energy efficiency’ and ‘materials’ including targets for 2015 and a set of complimentary performance indicators:
•	bringing care to people (target: 500 million lives touched)

•	improving energy efficiency of Philips products (target: 50% improvement (for the average total product portfolio) compared to 2009

•	closing the materials loop (target: double global collection and recycling amounts and recycled materials in products compared to 2009).
In order to continue our efforts to improve our environmental performance in manufacturing, we developed in 2010 our new Green Manufacturing 2015 program, succeeding EcoVision III.

We report on the results of these programs versus targets.

In addition to our environmental initiatives we have been running programs in other areas. Our employee programs include engagement, diversity and inclusion, and health and safety. Through our Supplier Sustainability Involvement Program we have been embedding sustainability into our supply management processes since 2003. Further, we have a targeted approach to our social investment program that reflects our business. In keeping with this we rolled out our SimplyHealthy@Schools program globally in 2010, educating children on how to improve their health and well-being through exercise, food, sleep and personal hygiene as well as installing energy-efficient lighting in their schools. We also support healthcare projects that focus on children.

Scope of sustainability reporting

The scope of our sustainability performance reporting encompasses the consolidated Philips Group activities, following the consolidation criteria detailed in this section.

The consolidated selected financial information in this sustainability statements section has been derived from the Group Financial Statements, which are based on IFRS.

Comparability and completeness

For comparability reasons, all economic, environmental and social performance data exclude the former activities of the Semiconductors sector, which was divested in September 2006.

Environmental data are measured for those manufacturing sites with more than 50 industrial employees. Integration of newly acquired manufacturing sites is scheduled according to a defined integration timetable (in principle, first full reporting year after the year of acquisition) and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting.

Social data cover all employees, including temporary employees, but exclude contract workers. Due to the implementation of new HRM systems, we are able to provide additional information on Philips employees for 2009 and 2010. Historical comparisons, however, may not be available.

Reporting of health and safety data is measured for units over 50 FTEs and is voluntary for smaller units. New acquisitions must report, in principle, the first year after acquisition and subject to the integration agenda. Data for activities that are divested during the reporting year are not included in full-year reporting.

Data definitions and scope

Green Products

Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal, and Lifetime reliability. The life cycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal).

Green Products need to have a score in at least one Green Focal Area that is significantly better (at least 10%), compared to the reference product, which can be a competitor or predecessor product in the particular product family. Because of different product portfolios, sectors have specified additional criteria for Green Products.

Green Innovations

Green Innovations comprise all R&D activities directly contributing to the development of Green Products or Green Technologies. A wide set of additional criteria and boundaries have been defined as the basis for internal and external validation.

Environmental data

All environmental data from manufacturing operations are reported on a half-year basis in our intranet-based EcoVision reporting and validation tool, according to defined company guidelines that include definitions, procedures and calculation methods.

Internal validation processes are followed to ensure consistent data quality. The sector validation officers provide support to the data collectors at site level and regularly conduct audits to assess the robustness of data reporting systems.

These EcoVision data from manufacturing are tracked and reported to measure progress against our Green Manufacturing 2015 program targets.

Reporting on ISO 14001 certification is based on manufacturing units reporting in EcoVision.

Operational carbon footprint

The Philips operational carbon footprint is calculated on a half-year basis and includes:
•	Industrial sites — manufacturing and assembly sites

•	Non-industrial sites — offices, warehouses, IT centers and R&D facilities

•	Business travel — lease and rental cars, and airplane travel

•	Logistics — air, sea and road transport.
All emission factors used to transform input data (for example, amount of ton-kilometers transported) into CO2 emissions are from the Greenhouse Gas Protocol, except for business travel, where the service providers supplied CO2 data based on their own verified methodology. The Greenhouse Gas Protocol distinguishes three scopes. It is mandatory to report on the first two.
•	Scope 1 — direct CO2 emissions — is completely reported on with direct emissions from our industrial and non-industrial sites. Emissions from industrial sites, which consist of direct emissions resulting from processes and fossil fuel combustion on site, are reported in the EcoVision reporting system. Emissions from industrial sites that are not yet reporting in EcoVision following recent acquisitions are collected separately, or in case actual data is not available, calculated based on average CO2 emissions per square meter of comparable sites in the same sector. Energy use and CO2 emissions from non-industrial sites are based on actual data where available. If this is not the case, they are estimated based on square meters, taking the geographical location of the site into account.

•	Scope 2 — CO2 emissions resulting from the generation of purchased electricity for our premises — is completely reported on with electricity use from industrial and non-industrial sites. Indirect CO2 emissions resulting from purchased electricity, steam and heat are reported in the EcoVision reporting system. Those emissions of
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15     Sustainability statements     15 - 15.2
industrial sites not yet reporting in EcoVision are calculated on the same basis as described in Scope 1. Indirect emissions of non-industrial sites are calculated in the same manner as described in Scope 1.

•	Scope 3 — other CO2 emissions related to activities not owned or controlled by the Group is reported on for our business travel and distribution activities. Commuting by our employees, upstream distribution (before suppliers ship to us), outsourced activities and emissions resulting from product use by our customers are not included in our operational carbon footprint. The calculations for business travel by lease cars are based on actual fuel usage and for rental cars on distance traveled. Emissions from business travel by airplane are calculated by the supplier based on mileage flown and emission factors from DEFRA (UK Department of Environment, Food and Rural Affairs) distinguishing between short, medium and long flights. Further, emissions from air freight for distribution are calculated based on the amount of ton-kilometers transported between airports (distinguishing between short, medium and long hauls), including an estimate (based on actual data of the lanes with the largest volumes) for trucking from sites and distribution centers to airports and vice versa. Express shipments are generally a mix of road and air transport, depending on the distance. Therefore the assumption is applied that shipments over less than 600 km are transported by road and the rest of the shipments by air (those emissions by air are calculated in the same way as air freight). For sea transport, only data on transported volume were available so an estimate had to be made about the average weight of a container. Transportation to and from ports is not registered. This fore and aft part of sea transport was estimated to be around 3% of the total distance (based on actual data of the lanes with the largest volumes), consisting of a mix of modalities, and was added to the total emissions accordingly. CO2 emissions from road transport were also calculated based on ton-kilometers. If data were incomplete, the emissions were estimated based on sales volumes. Return travel of vehicles is not included in the data for sea and road distribution.
Health and safety

Health and safety data are reported monthly and validated on a half-yearly basis. The focus is on reporting work-related injuries, which predominantly occur in manufacturing operations. The annual number of cases leading to at least one lost workday is reported per 100 FTEs (full-time equivalents).

Supplier audits

Supplier audits are primarily focused on identified risk suppliers, based on identified risk countries and on spend of more than EUR 100,000.
•	Based on the Maplecroft Human Rights Risk Indexes, risk countries for Supply Management in 2010 were the same as in 2009: Belarus, Brazil, China, India, Indonesia, Mexico, Pakistan, Philippines, Russia, Thailand, Ukraine and Vietnam.

•	Suppliers of new ventures are included to the extent that the integration process of these ventures has been finalized. Normative integration period is two years after closure of the new venture.
External assurance

KPMG has provided limited assurance on whether the information in this section Sustainability statements is fairly stated. We refer to KPMG’s section 15.7, Independent assurance report, of this Annual Report.
15.1	Economic indicators

This section provides summarized information on contributions on an accruals basis to the most important economic stakeholders as a basis to drive economic growth. For a full understanding of each of these indicators, please refer to the financial statements and notes in this report.

Distribution of direct economic benefits

in millions of euros

2010
Suppliers: goods and services	15,873
Employees: salaries and wages	5,190
Shareholders: distribution from retained earnings	650
Government: corporate income taxes	509
Capital providers: net interest	225
The total amount of purchased goods and services was EUR 15.9 billion, representing 62% of total revenues of the Philips Group. Of this amount 71% was spent with global suppliers, the remainder with local suppliers. Compared with 2009, spending in absolute terms increased as a result of higher sales volumes. Spending as a percentage of sales decreased, reflecting strict cost management.

in millions of euros

	2008	2009	2010
Total supply spend	17,938	15,110	15,873
In 2010 the salaries and wages totaled EUR 5.2 billion. This amount is about EUR 115 million higher than in 2009, mainly caused by the increase in employees. Please refer to note 1 for more information.

in millions of euros

	2008	2009	2010
Total salaries and wages	5,094	5,075	5,190
Dividend to shareholders amounted to EUR 650 million, comparable to 2009.

in millions of euros

	2008	2009	2010
Dividend distributed	720	647	650
Corporate income taxes increased significantly from EUR 100 million in 2009 to EUR 509 million in 2010, mainly attributable to higher taxable earnings. For a further understanding, please refer to note 3.

in millions of euros

	2008	2009	2010
Corporate income taxes	256	100	509
15.2	EcoVision5

In February 2010, we announced our EcoVision5 program, which includes three sustainability leadership key performance indicators where we bring our competencies to bear, namely ‘care’, ‘energy efficiency’ and ‘materials’.

Bringing care to people

Bringing care to people is a parameter that is based on the products that have a direct relation with health, expressed as the number of people per year that benefit from those products (‘lives touched’). Examples of product categories involved are all healthcare products, water and air purification, oral healthcare, and light therapy. In 2010, we touched over 420 million lives, mainly through our Healthcare sector. Further details on this parameter and the methodology can be found in the document ‘Bringing care to people’.
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15     Sustainability statements     15.2 - 15.3
Energy Efficiency of Philips products

In order to calculate the energy efficiency of our products, we include in our methodology the energy-consuming product categories of all three sectors. The annual energy consumption per product category is calculated by multiplying the power consumption of a product with the average annual operating hours and the annual pieces sold and then dividing the outcome by the annual sales. The average energy efficiency of our total product portfolio improved by 4% in 2010. Further details on this parameter and the methodology can be found in the document ‘Energy efficiency of Philips products’.

Closing the materials loop

In 2010 we determined the 2009 baseline for global collection and recycling amounts at around 100,000 tons, based on the data retrieved from the WEEE collection schemes and from our own recycling and refurbishment services (mainly Healthcare). Further details on this parameter and the methodology can be found in the document ‘Collection and recycling’.

We also determined the 2009 baseline for recycled materials in our products at 7,500 tons, by focusing on the material streams such as plastics, certain metals and refurbished products, depending on the relevance in each sector. Further details on this parameter and the methodology can be found in the document ‘Recycled materials’.

More information on EcoVision5 can be found at www.philips.com/ sustainability.
15.3	EcoVision4

Green Product sales

Sales from Green Products grew in 2010 to EUR 9.5 billion, contributing significantly to the total revenue stream. As a percentage of the company total sales, Green Product sales increased to 37.5%, up from 30.6% in 2009. We are well on track to achieve our target of 50% in 2015.

Green Product sales

in billions of euros unless otherwise stated

	2008	2009	2010
Philips Group	6.0	7.1	9.5
as a % of total sales	23	31	38
All sectors contributed to the growth in Green Product sales. Consumer Lifestyle achieved the highest Green Product nominal sales growth (58%), followed by Lighting (29%) and Healthcare (20%). Lighting introduced over 1,300 new Green Products in 2010, Consumer Lifestyle 150 and Healthcare five. Major acquisitions, like Respironics, Consumer Luminaires and Genlyte, are included.

Green Product sales per sector

as a % of Group sales

	2008	2009	2010
Healthcare	20	23	25
Consumer Lifestyle	14	23	34
Lighting	40	52	58

Philips Group	23	31	38
The Philips EcoDesign process aims to create products that have significantly less impact on the environment during their whole lifecycle. Overall, improvements are predominantly realized in our energy efficiency Green Focal Area.

New Green Products from each sector include the following examples.

Healthcare

The new Intellibridge EC40/80 is a system that is used for acquiring, transforming, mapping, and the subsequent routing of data from electronic bedside patient-care devices to the Philips IntelliVue Clinical Information Portfolio, a remote clinical information system. The Intellibridge EC40/80 can serve more patient beds than its predecessor, and therefore more patient data is sent to the central monitoring systems from one device. This is accomplished in a smaller, lighter and more user-friendly device. Compared to its predecessor, the Intellibridge monitor’s environmental benefits include a 67% reduction in energy use, 13% less product weight and 5% less packaging weight, resulting in an improvement of the environmental impact of the total life cycle of 53%.

The new Essential is a Patient Monitor designed specifically for improved clinical workflow and patient safety during transport of a sedated patient in the MRI department. Its technical and environmental performance as a stand-alone MRI Pulse Oximeter hasimproved compared to its predecessor. The environmental benefits are a 48% reduction in energy use, 72% less product weight, 32% less packaging weight and being lead-acid battery free, resulting in an improvement of the environmental impact of the total life cycle of 55%.

Consumer Lifestyle

Energy management has always been a strong focus in the Consumer Lifestyle sector but also the avoidance of substances of concern in our products, in addition to our efforts to close the materials loop. In 2010 our energy reduction efforts paid back in the consumer TV business by achieving green labels in our complete EU-product portfolio according to the EU-energy label. This will become mandatory by the end of 2011. In 2010, Philips also started with the introduction of polyvinyl chloride (PVC) and brominated flame retardants (BFR) free products. In relation to these developments, Philips has launched the Econova TV, which is the first PVC/BFR free TV in the world, and uses LED technology allowing very low energy consumption, achieving “A+” EU-energy label too. Additionally, this TV has won the EISA Best Green TV 2010/2011 award.

Lighting

In the 3rd quarter of 2010, Philips globally launched the industry’s first LED replacement lamp for the ubiquitous 60W GLS bulb, meeting all requirements as defined by IEC (Eu244), CE, UL, FCC, and the USA’s Energy Star. Commercially launched in the USA as the 12W EnduraLED A19, it has been recognized by the American Lighting Association as the winner in the LED Replacement Lamps category of the Lighting for Tomorrow Awards. It has received further accolades from the media, like the “Green Product of the Year 2010” award from Popular Science Magazine. With this product, Philips continues to set the pace in the LED Replacement Lamps market, and has made the lamps available across the globe. Official Energy Star certification was achieved on January 28, 2011.

India is a fast growing market and to underline Philips’ commitment to the needs of Indian end users, Philips developed and produced a new 5W LED Lamp in India. Philips launched this 5W LED Lamp in October, in selected stores in all major cities. The India LED Lamp has been developed in close cooperation between the Philips R&D centers in Noida, India, and Shanghai, China, to meet the India specific requirements. These local requirements not only demanded special requirements on the performance of the product, but in effect a full localization of the manufacturing. In order to leverage local customer insights, we empower local teams in key markets to drive the development of new products to be launched.

Green Innovations

In 2010 Philips invested more than EUR 450 million in Green Innovations — the R&D spend related to the development of new generations of Green Products and Green Technologies. We strive to invest a cumulative EUR 2 billion during the coming five years.

Green Innovations per sector

in millions of euros

	2008	2009	2010
Healthcare	54	50	60
Consumer Lifestyle	36	131	115
Lighting	151	185	230
Corporate Technologies	41	44	46

Philips Group	282	410	451
Healthcare

Philips Healthcare invested some EUR 60 million, concentrating on innovation projects that consider all of the Green Focal Areas and aim to reduce total life cycle impact. In particular the sector focuses on reducing energy consumption, weight and radiation dose.
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15     Sustainability statements     15.3 - 15.4
Consumer Lifestyle

In 2010 the Consumer Lifestyle sector invested about EUR 115 million in Green Innovations, some EUR 16 million less compared to 2009. The sector is dedicated to developing new Green Products with a focus on further enhancing energy efficiency and closing material loops, for example by using recycled materials or offering better recyclability.

Lighting

In 2010 Lighting invested a record amount of EUR 230 million in Green Innovations compared to EUR 185 million in 2009. Our focus continues to be on developing new energy-efficient lighting solutions, further enhancing current Green Products and realizing technological breakthroughs in the area of solid-state lighting.

Research

Corporate Research invested about EUR 46 million, spread over Green Innovation projects focused on global challenges related to water, air, waste and energy. An example of a Philips Research project is related to LED-based treatments. Many diseases, e.g. in dermatology or pain, currently are treated with drugs like steroids, cortisone and opiates. These unfortunately often cause negative side effects. Philips Lighting’s Light & Health Venture, in close collaboration with Philips Research are developing innovative LED-based, personalized and safe-in-house treatments stimulating the natural self-healing processes of human cells. Key benefits of this innovation are the significant reduction or even full abandonment of chemicals and an increased ability of patients to continue everyday activities without the hindrances such diseases generate.

Operational energy efficiency and carbon footprint

During 2010 we continued to improve our data collection and analysis process, further increasing data accuracy and relying less on estimates. Moreover, to maintain comparability, we recalculated several figures from 2008 and 2009 based on new insights. For instance, we increased the number of non-industrial sites for which we collected actual data, thereby reducing the estimated number. Additionally, data accuracy of CO2 emissions of logistics — sea, road and air freight — has been further improved, which also decreases the amount of estimates.

Our operational carbon footprint decreased 7% in 2010.

Operational carbon footprint

in kilotons CO2-equivalent

	2007	2008	2009	2010
Manufacturing	948	959	910	754
Non-industrial operations	218	216	193	143
Business travel	276	265	220	247
Logistics	715	704	614	664

Total Philips Group	2,157	2,144	1,937	1,808
Our total operational carbon footprint can also be expressed according to the three scopes of the Greenhouse Gas Protocol.

Operational carbon footprint by Greenhouse Gas Protocol scopes in kilotons CO2-equivalent

	2007	2008	2009	2010
Scope 1	449	474	440	427
Scope 2	717	701	663	470
Scope 3	991	969	834	911

Total Philips Group	2,157	2,144	1,937	1,808
Operational energy efficiency and carbon footprint: 2010 details

The 2010 results can be attributed to several factors:
•	Accounting for 42% of the total footprint, total CO2 emissions from manufacturing decreased 17% due to continued energy efficiency improvement programs and mainly by further increasing the share of purchased electricity from renewable sources to 39%.

•	CO2 emissions from non-industrial operations (offices, warehouses, etc.), which represents 8% of the total, decreased 26%. We continued to centralize and re-allocate facilities, focusing on the most efficient use of facility space, thereby reducing total amount of facility space by 6%. Additionally, an increased share of purchased electricity from renewable sources contributed to the reduction in CO2 emissions.

•	The total CO2 emissions related to business travel increased 13%. As sales increased compared to 2009, the number of travel movements grew as well. However, due to our green lease car policy, CO2 emissions from lease cars decreased 5% compared with 2009. We will continue to promote videoconferencing as well.

•	Overall CO2 emissions from logistics, representing approximately one third of the total, increased 8%. This increase is strongly related to the fact that we sold more products than in 2009, and therefore also transported more products. Emissions from both sea and air freight increased 15%. However, due to stock relocation and further route optimization, CO2 emissions from road freight decreased 8%.
Operational carbon footprint for logistics

in kilotons CO2-equivalent

	2007	2008	2009	2010
Air transport	338	301	293	337
Road transport	205	211	175	160
Sea transport	172	192	146	167

Total Philips Group	715	704	614	664
For comparison purposes, the most relevant ratios for CO2 emissions and energy efficiency are provided below. We reduced CO2 emissions by 7%. Additionally, our energy efficiency — expressed in terajoules per million EUR sales — improved 6%, because of the increased sales and continued focus on operational excellence and efficiency improvements.

Ratios on carbon emissions and energy use

	2007	2008	2009	2010
Operational CO2 emissions in kilotons CO2-equivalent	2,157	2,144	1,937	1,808

Operational CO2 efficiency in tons CO2-equivalent per million euro sales	80	81	84	76

Operational energy use in terajoules	34,662	34,476	31,211	32,076

Operational energy efficiency in terajoules per million euro sales	1.29	1.31	1.35	1.26
15.4	Green Manufacturing 2015

In 2010, we decided to group all activities related to improving the environmental performance of our manufacturing facilities (including chemicals management) under the Green Manufacturing 2015 program. The program focuses on most contributors to climate change, but also addresses water, recycling of waste, chemical substances, and will run in parallel with EcoVision4 and 5.
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15     Sustainability statements     15.4 - 15.4
Green Manufacturing 20151) parameters

	unit of measurement	2015 reduction target (%)	2010 actual reduction (%)
Total CO2 from manufacturing	CO2-equivalent tons	25	8

Water	m3	10	—

Materials provided for recycling via external contractor per total waste	%	80	78

Restricted substances:
Benzene emission	kg	50	(95)
Mercury emission	kg	100	55
CFCs, HCFCs	kg	100	97
Other restricted substances (excluding CFCs from cooling systems)	kg	90	13

Hazardous substances:
Lead emission	kg	100	94
PFCs	kg	35	2
Toluene emission	kg	90	(199)
Xylene emission	kg	90	(578)
Styrene	kg	90	72
Antimony, Arsenic and their compounds	kg	100	(33)

1)	Total reduction targets in absolute terms against the base year 2007
Energy use in manufacturing

Total energy usage in manufacturing amounted to 14,232 terajoules in 2010. Compared with 2009, energy consumption at Philips Group level remained even. This was driven by production volume increases in Lighting, representing about 80% of the Philips energy usage, mitigated by energy efficiency improvement measures and by the changing industrial footprint. Energy consumption at Consumer Lifestyle increased 7%, mainly as a result of the inclusion of a new acquisition.

Total energy consumption in manufacturing in terajoules

	2007	2008	2009	2010
Healthcare	1,602	1,612	1,669	1,537
Consumer Lifestyle	1,451	1,521	1,186	1,272
Lighting	12,119	11,435	11,411	11,396
Group Management & Services	35	34	28	27

Philips Group	15,207	14,602	14,294	14,232
Carbon emissions in manufacturing

Greenhouse gas emissions of our manufacturing operations totaled 668 kilotons CO2-equivalent in 2010, 18% lower than 2009. Direct CO2 emissions related to energy use increased slightly mainly as a result of higher volumes of natural gas based production at Lighting, while indirect CO2 emissions decreased 29% as we increased the share of electricity generated by renewable sources.

Total carbon emissions in manufacturing in kilotons CO2-equivalent

	2007	2008	2009	2010
Direct CO21)	324	304	287	290
Indirect CO2	470	430	451	320
Other greenhouse gases	41	61	54	33
From glass production	29	28	24	25

Total	864	823	816	668

1)	From energy
CO2 emissions decreased at all sectors due to energy efficiency improvements and an increased share of electricity generated by renewable sources. Healthcare achieved additional reductions in CO2 emissions due to changes in the industrial footprint.

Total carbon emissions in manufacturing per sector in kilotons CO2-equivalent

	2007	2008	2009	2010
Healthcare	118	120	122	64
Consumer Lifestyle	65	65	50	44
Lighting	679	636	643	559
Group Management & Services	2	2	1	1

Philips Group	864	823	816	668
Water usage in manufacturing

In Lighting (representing about 85% of total water usage), water is used in manufacturing as well as for domestic purpose. The other sectors mainly use water for domestic purposes. Total water intake in 2010 was 4.2 million m3, on par with 2009. Within the sectors there is a decrease in water usage in Healthcare, and an increase in Consumer Lifestyle due to changes in the industrial footprint.
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15     Sustainability statements     15.4 - 15.4
Water intake in thousands m3

	2007	2008	2009	2010
Healthcare	369	370	363	254
Consumer Lifestyle	485	452	315	351
Lighting	3,350	3,168	3,531	3,604
Group Management & Services	5	6	7	8

Philips Group	4,209	3,996	4,216	4,217
In 2010, 73% of water was purchased and 27% was extracted from groundwater wells.

Waste in manufacturing

Total waste increased 7% to 105 kilotons in 2010 from 98 kilotons in 2009. Lighting (67%) and Consumer Lifestyle (22%) account for 89% of our total waste. The increase was mainly caused by Lighting as a result of higher volumes and reorganizations at glass production sites, coupled with a new acquisition in Consumer Lifestyle.

Total waste in kilotons

	2007	2008	2009	2010
Healthcare	7.9	8.2	8.2	11.2
Consumer Lifestyle	40.4	28.0	20.1	23.2
Lighting	79.2	77.3	69.3	70.0
Group Management & Services	0.1	0.1	0.1	0.1

Philips Group	127.6	113.6	97.7	104.5
Total waste consists of waste that is delivered for landfill, incineration or recycling. Materials delivered for recycling via an external contractor comprised 81 kilotons, which equaled 78% of total waste. The remaining waste consisted of 16% non-hazardous and 6% hazardous waste.

Restricted substances

Emissions of restricted substances totaled 1,036 kilos in 2010, an increase of 62% versus 2009. With the Green Manufacturing 2015 program we continue to focus on a selection of the most important substances in our processes.

Restricted substances in kilos

	2007	2008	2009	2010
Benzene and Benzene compounds	52	1	136	101
Mercury and Mercury Compounds	185	211	122	83
CFCs/HCFCs1)	157	213	14	5
Other restricted substances	973	673	366	847

Total	1,367	1,098	638	1,036

1)	excluding cooling systems
Benzene

Lighting is the only sector that uses benzene in manufacturing. The decrease in 2010 was caused by portfolio changes at one of the sites.

Mercury

Mercury is used exclusively by Lighting. Emissions decreased significantly from 122 kg in 2009 to 83 kg in 2010, due to process improvements, reduction of mercury intense production along with changes in the industrial footprint.

CFCs/HCFCs

In 2010 total emissions from CFCs/HCFCs reduced to 5 kg from 14 kg due to organizational changes at a Healthcare site.

Other restricted substances

Emissions of other restricted substances totaled 847 kg in 2010, steeply increasing from 366 kg the previous year. This increase is due to a new acquisition in Consumer Lifestyle, mitigated by process improvements and organizational changes at Healthcare.

Hazardous substances

For hazardous substances targets have been set on a selected number of substances.

Hazardous substances in kilos

	2007	2008	2009	2010
Lead and lead compounds	1,838	684	1,958	108
PFCs (Per Fluorinated Compounds)	1,534	1,858	2,535	1,507
Toluene	2,210	2,524	2,160	6,603
Xylene	4,506	3,684	4,619	30,534
Styrene	80,526	37,454	21,567	22,920
Antimony, Arsenic and their compounds	18	16	30	24
Other hazardous substances	175	96	775	6,404

Total	90,807	46,316	33,644	68,100
Lead and lead compounds

The decrease in 2010 was mainly related to the termination of a glass furnace operation and organizational changes in Lighting.

PFCs

The decrease in 2010 related to a deconsolidated site which applied PFCs in Healthcare, partially offset by higher production volumes at one Lighting site.

Toluene

The emission of toluene, mainly used in wet lacquers, increased largely as a result of a new acquisition in Consumer Lifestyle.

Xylene

The increase was attributable to a wet lacquering process mainly applied by a new acquisition in Consumer Lifestyle.

Styrene

The emission of styrene mainly increased due to organizational and production portfolio changes at two Lighting sites.

Antimony, Arsenic and their compounds

Less demand for glass production at a Lighting site resulted in less antimony emission overall in 2010 versus 2009.

Other hazardous substances

The emissions of other hazardous substances amounted to 6,404 kg in 2010, compared to 775 kg in 2009. This increase was mainly caused by a new acquisition in Consumer Lifestyle.

ISO 14001 certification

In 2010, 95% of reporting manufacturing sites were certified. This 3% increase compared to the previous year can be attributed to organizational changes and to new acquisitions being certified for the first time this year.

ISO 14001 certification as a % of all reporting organizations

	2007	2008	2009	2010

Philips Group	90	95	92	95
Environmental Incidents

In 2010, twelve incidents were reported by Consumer Lifestyle and Lighting in the following categories. They were related to waste (two), water (two), restricted substances (two), hazardous substances (one), relevant substances (two), soil (one) and fire (two).
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15     Sustainability statements     15.4 - 15.5
A fine of EUR 400 was reported in our EcoVision system in connection with one of the incidents.
15.5	Social indicators
Engagement

In September Philips employees took part in the Engagement Survey, giving their answers to 43 questions on leadership, management capabilities, alignment with the company’s vision, identification with the brand, communication, reward and recognition, diversity and inclusion, and sustainability. The participation rate decreased to 86% compared to 91% in 2009.

Engagement Index

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

Employee Engagement Index

	2007	2008	2009	2010
% favorable	64	69	68	75
% neutral	20	17	18	13
% unfavorable	16	14	14	12
The EEI improved seven points to 75% in 2010 compared with 2009, five points ahead of our target of 70% for 2010 and exceeding the external high performance norm. The target for 2011 is 75% favorable (High-Performance norm).

In the coming years, we will continue to review and update our targets by using the High-Performance norm — the score achieved by the top 20% of companies from Kenexa’s (our engagement survey partner) database.

People Leadership Index

Since managers contribute significantly to the engagement of their employees, we have developed the People Leadership Index (PLI), which focuses on overall people leadership effectiveness. Our PLI — measuring 10 aspects relating to management capabilities — increased by 3% overall, reaching 76% this year. These positive results reflect employees’ confidence in the availability of their leaders and underline the fact that Philips’ managers are encouraging engagement. It also shows that our efforts to improve our managers’ leadership skills are yielding results.

A look at the results

Over the years we have created a solid platform for engagement by improving our leaders’ people management capabilities. Analyzing a number of high performing units, we learned that significant improvements are possible and how this can be achieved. The biggest advancements in our EES scores were seen where teams worked on areas identified last year as needing improvement. Putting the EES results into action is therefore very important. Employees were given the opportunity to participate in “deep dives”, in which they analyzed their team’s EES performance and prepared concrete action plans for improvement.

Diversity and inclusion

We continue to focus on increasing the opportunities for women and other under-represented groups in key positions, and on developing a diverse talent pipeline, as we know diversity enables us to better serve our customers. In 2010, Philips employed 35% females, the same as last year.
as a % of total executives

	2007	2008	2009	2010

Female executives	8	10	10	11
Executives

While the percentage of female executives across Philips increased one point to 11% in 2010, we aim to increase that number to 15% by 2012 and see a number of positive results in our diversity and inclusion efforts. Of the 51 newly appointed executives, 25% were female. The percentage of executives with BRIC nationality stood at 5% and we are committed to increasing the number of talented local people in key positions in growth markets.

Overall, the 549 Philips executives at year-end represented more than 30 nationalities.

Talent pool

Illustrating our commitment to talent development, 65% of the executives appointed in 2010 were promotions and 35% external hires.

The percentage of women in the top potential pool increased, with women representing 24% of the top potentials and 30% of the high potentials.

The percentage of top potentials with BRIC nationality advanced to 11%, and 15% of the high potentials have a BRIC nationality.

A closer look

In terms of age, 71% of our female employees and 63% of our male employees are under 45.
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15     Sustainability statements     15.5 - 15.5
Developing our people

Employees across the world can access detailed information about our Global Learning Curricula and register for courses online via our Global Learning Portal, Learning @ Philips. In 2010 we extended the range of programs and provided free and unlimited access to our employees. As a result, we have recorded a significant increase in course participation.

number of employees participating

	2007	2008	2009	2010

Core Curriculum programs	12,000	10,000	5,500	20,000
Our Core Curriculum offers learning opportunities in the areas of personal effectiveness, people management and business acumen. With over 20,000 employees participating in programs in the Core Curriculum during 2010, enrollment increased compared with 5,500 the previous year.

Our Functional Core Curriculum includes courses in Marketing, Sales, Customer Services, IT, HRM, Supply Management and Finance. Enrollment in the Functional Core Curriculum was over 15,500 in 2010, compared with around 11,000 in 2009. Many Functional Curricula are tied to mandatory learning plans designed to increase our organizational capability.

Approximately 35,000 executives and sales and marketing employees completed the anti-corruption training program in 2010.

Talent pipeline curriculum

The Talent Pipeline Curriculum consists of specially designed learning interventions across the talent pool. These programs are created and deployed in collaboration with the top global universities. They provide accelerated learning opportunities to our talent and offer action learning projects to apply learnings to a business opportunity that in turn creates value for Philips.

Octagon is a development program for top potentials and Inspire is for high potentials. We continued our investment and focus on talent development by facilitating the completion of 20 Inspire project assignments. Top potentials in the Octagon program completed five business projects. These business projects are sponsored by senior business leaders and enable the realization of Philips strategic goals.

Executive education

To help our executives to continue to develop their careers and strengthen their leadership skills, we have been offering a curriculum of internal and external programs. These offerings continue to be relevant to our executives. Participation in these programs was comparable to 2009.

Training spend

In 2010, our training spend amounted to about EUR 64 million, comparable to 2009.

General Business Principles

In 2010, there were 338 reports submitted relating to alleged violations of the General Business Principles (GBP), compared with 318 reports in 2009, 360 in 2008 and 389 in 2007. There was hardly a change in regional distribution, with North America accounting for 36% of the reports (same as in 2009). Latin America showed a small increase from 32% in 2009 to 36% in 2010. The total number of reported complaints in Europe and the Middle East region remained at 17% whereas the Asia Pacific region recorded a decrease from 15% in 2009 to 11% in 2010.

We noted a continuation of the trend that became apparent in 2009 towards an increasing number of alleged violations in the Business Integrity category and a decrease in the number of allegations in the category Other.

The table provides a breakdown of the newly filed alleged violations of the GBP per year. We are reporting alleged complaints according to our internal registration, escalation and investigation procedures and systems — rather than by respective GBP principle, which always involved an element of subjectivity. More information on these categories can be found in the GBP Directives on www.philips.com/gbp.

Breakdown of alleged violations GBP

	2007	2008	2009	2010

Health & Safety	10	10	6	3

Treatment of employees	236	197	162	184
- Collective bargaining	1	1	—	1
- Discrimination	75	76	63	64
- Employee development	4	8	3	1
- Employee privacy	9	2	2	2
- Employee relations	3	14	15	4
- Respectful treatment	115	81	53	96
- Remuneration	11	7	22	12
- Right to organize	5	—	—	—
- Working hours	13	8	4	4

Legal	14	8	4	13

Business Integrity	83	62	88	112

Supply management	10	5	4	4

Other	36	78	54	22

Total	389	360	318	338
Treatment of employees

The most common alleged violations related to Treatment of employees, which represented 54% of all violations, compared with 51% in 2009. As in 2009, the vast majority of these complaints (over 80%) related to two issues — Discrimination and Respectful treatment.

Complaints regarding Discrimination mainly relate to sexual discrimination and favoritism, and principally originated in the US. Of the complaints reported in the US 33% related to discrimination, whereas that figure was less than 19% for Philips as a whole.

Most complaints regarding lack of Respectful treatment — primarily verbal abuse and (sexual) harassment — come from Brazil. Of the complaints reported in Brazil, 46% related to respectful treatment, compared with 29% for Philips as a whole. To better align the local management culture and style with Philips’ principles regarding Respectful treatment of employees we are conducting management training and enhancing internal communication.

Business Integrity

In second place, with 33% of the total number of complaints are allegations in the Business Integrity category, compared to 28% in 2009. The new GBP Directives were rolled-out worldwide at the beginning of April 2010, accompanied by an internal communication program underlining the crucial importance of business integrity and the need to report allegations. We believe this could explain the increase in the number of complaints relating to business integrity issues in 2010.

Supply management

All employees who are performing (certain) purchasing functions should adhere to and fully comply with the Philips Supply Management Code of Ethics. As in the previous two years, we witnessed a high level of compliance in this regard in 2010, with only four complaints
216     Annual Report 2010

15     Sustainability statements     15.5 - 15.6
concerning alleged violations of the code, compared to four complaints in 2009 and five in 2008. As such, the number of complaints relating to purchasing employees who allegedly did not adhere to the Philips Supply Management Code of Ethics was about half the number reported in the years prior to 2008.

The category Other

Lastly, allegations in the category Other represented 7% of the reported complaints compared with 17% in the previous year. In 2010 we noted a further decrease in the number of complaints by employees of new acquisitions regarding inconsistencies between the pre-acquistion style of management and the underlying principles of business conduct defined in the Philips GBP. It was precisely this type of complaint that in the previous period accounted for the marked increase in the number of complaints in this category. The roll-out of dedicated training and communication programs, geared to aligning the previous management style with that of Philips, has clearly borne fruit here.

Actual violations versus non-violations

Although 84 of the 338 GBP complaints reported in 2010 are still pending (especially those lodged during the last three months of the year), out of the 254 complaints investigated, it was found that roughly one third (31%) were justified. In 2009 almost 40% of complaints were actual violations; in 2008 a quarter of complaints turned out to be justified after investigation.

With regard to the investigated complaints in the Business Integrity category, the percentage of complaints that were justified fell to 46%, below the level of the previous two years (2009: 60%; 2008: 57%). Also in the other major category, i.e. complaints regarding Treatment of employees, there was a decrease in the number of justified complaints in 2010, to 17% of the total number of complaints in this category compared to 25% in 2009 and 13% in 2008.

Social Investment Programs

In 2010, we expanded our SimplyHealthy@Schools community program into 38 countries, reaching almost 63,000 students, going to over 660 schools and actively involving more than 3,500 employees from around the world. The program builds on past experience where employees applied their knowledge and volunteered in local schools to upgrade lighting and educate children on energy efficiency.

We continued our support of the American Heart Association’s Start! Heart Walk multi-city events. Over 2,000 Philips employees volunteered for this program.

In the Netherlands, Philips employees supported a fundraising action by radio station 3FM, and raised EUR 225,000 for the Red Cross to support children around the globe orphaned as a result of parents’ contracting HIV/AIDS. In China we continued to support Project HOPE to target chronic disease areas: heart disease, stroke and respiratory disease as part of a three-year program, announced in 2009.

By linking our social investment initiatives with the scope of our business, we make our core competencies available to simply make a difference in people’s lives and are involved in multiple projects in other countries as well.

Health and Safety

Philips strives for an injury and illness-free work environment, with a sharp focus on decreasing the number of injuries. This is defined as a KPI, on which we set yearly targets for the company and our individual sectors.

In 2010 we recorded 482 Lost Workday Injuries cases, occupational injury cases where the injured person is unable to work the day after the injury. This is a 11% increase compared with 2009. The number of Lost Workdays caused by these injuries amounted to 12,627 days. The rate of Lost Workday Injuries increased to 0.50 per 100 FTEs, compared with 0.44 in 2009.

Lost Workday Injuries per 100 FTEs

	2007	2008	2009	2010
Healthcare	0.29	0.27	0.20	0.25
Consumer Lifestyle	0.61	0.44	0.26	0.26
Lighting	1.35	1.17	0.76	0.80
Group Management & Services	0.12	0.12	0.07	0.13

Philips Group	0.81	0.68	0.44	0.50
The increase was driven by Lighting and Healthcare, where a number of new acquisitions reported for the first time in 2010. In Lighting a dedicated action program is in place to drive down injury levels that started four years ago. We started a number of health and safety initiatives in the other sectors as well.
15.6	Supplier indicators
Given the size and complexity of our supply chain we need to focus our efforts, and developed an approach based on the supplier’s risk profile related to spend, country of production, business risk and type of supplier relationship. 966 supplier sites have been identified as risk suppliers, including 916 product and component suppliers, and 50 service providers. All risk suppliers are by definition part of our audit program. The identified risk suppliers in the audit program cover 98% of Philips’ annual purchasing volume in the risk countries.

2010 supplier sustainability audits

In the 2010 program we audited 113 supplier sites that were already audited in 2007 (continual conformance audits), plus 100 new supplier sites and 60 supplier sites from newly acquired companies. So the total number of audits done in 2010 equals 273. As in previous years, the majority of these audits were done in China.
Audit results and challenges per region

In 2010, Philips audited 273 supplier sites, bringing the total since 2005 to 1,591 full scope audits.

The most frequently identified issues coming out of the 273 initial and continual conformance audits were as follows.

Zero tolerance
•	Working hours: excessive overtime, continual seven-day work weeks, record-keeping of standard and overtime working hours

•	Emergency preparedness: fire detection and suppression systems, blocked emergency exits, fire drills

•	Occupational safety: immediate threat to health and safety

•	Hazardous substances: improper disposal of hazardous waste

•	Industrial hygiene: appropriate controls for worker exposures to chemical, biological and physical agents
Annual Report 2010     217

15     Sustainability statements     15.6 - 15.6
Limited tolerance
•	Lack of adequate management systems to safeguard compliance with the EICC code for labor and ethics, health and safety and environment

•	Wages and benefits: payment of overtime premiums
Number of audits and non-compliances per country

				average number of	average number of zero
		continued conformance	workers employed at	limited tolerance non-	tolerance non-
Location	initial audits 2010	audits 2010	sites audited in 20101)	compliances 20102)	compliances 20102)

China	113	94	174,431	13	4

India	15	11	7,770	15	3
Indonesia	6	4	4,657	7	1
Philippines	1	—	1,627	8	6
Vietnam	2	—	42	10	—

Asia excluding China	24	15	14,096	12	3

Brazil	14	4	3,978	13	4
Mexico	7	—	2,096	17	6

LATAM	21	4	6,074	14	4

Ukraine	2	—	240	3	2

EMEA	2	—	240	3	2

Total	160	113	194,841	13	4

1)	Based on information provided during audit

2)	Average non-compliances per audit
The next table gives a detailed breakdown per non-compliance category and per region of the percentage of audited suppliers where such an issue was found.

During 2010 the majority of the zero tolerance issues were resolved within the agreed deadlines. At the end of 2010 the identified zero tolerance non-compliances were either resolved or within the agreed deadline for resolution. For some zero-tolerance issues that needed more time to resolve due to their complex nature, we agreed on an extended deadline after detailed corrective action plans were reviewed by the auditors. During 2010 for 14 supplier sites the phase-out decision was taken due to, amongst others, a lack of sustainability improvements.

China

In 2010, we conducted 207 full-scope audits in China. The major issues identified during this year’s audits are working hours and wages and benefits, emergency preparedness, occupational safety, hazardous waste handling and management systems.

Working hours

Working hour issues continue to be the number one challenge among suppliers in China due to the socio-economic climate, the economic recovery in combination with labor shortages, especially in the southern part of China.

In 2010 we piloted a program together with 5 Chinese suppliers to better understand the rootcauses behind excessive overtime, ways to structurally address the rootcauses and appropriate performance indicators to monitor the resolution process.

More information on the Supplier Sustainability Involvement Program, the EICC Code of Conduct and audit approach can be found at www.philips.com/suppliers.
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15      Sustainability statements     15.6 - 15.6
Summary of 2010 initial and continued conformance audit findings per region Suppliers with one or more non-compliances per category (in %)

		China	Asia excl. China			LATAM		EMEA		Total
tolerance:	zero	limited	zero	limited	zero	limited	zero	limited	zero	limited
Labor
Freely chosen employment	—	14	—	8	—	32	—	—	—	15
Child labor avoidance	—	10	—	—	—	—	—	—	—	8
Working hours	66	53	49	26	16	28	—	50	58	47
Wages and benefits	13	56	13	28	12	12	—	—	12	48
Humane treatment	—	1	—	18	4	20	—	—	—	5
Non-discrimination	3	2	3	3	16	24	—	—	4	4
Freedom of association	—	—	3	—	4	—	—	—	1	—
Collective bargaining	—	—	—	—	—	—	—	—	—	—

Health and safety
Occupational safety	46	9	21	13	60	20	—	50	43	11
Emergency preparedness	56	8	38	23	64	12	50	—	54	10
Occupational injury and illness	—	42	—	41	—	20	—	—	—	39
Industrial hygiene	43	34	—	23	20	20	—	50	34	32
Physically demanding work	1	1	3	—	—	—	—	—	1	1
Machine safeguarding	11	1	5	8	20	16	—	—	11	3
Dormitory and canteen	15	11	5	8	—	8	—	—	12	10

Environmental
Environmental permits and reporting	17	10	3	21	16	20	—	—	15	12
Pollution prevention and resource reduction	—	4	—	13	—	4	—	—	—	5
Hazardous substances	40	37	26	21	28	40	—	—	37	34
Waste water and solid waste	11	2	5	—	16	8	—	—	11	3
Air emissions	7	1	10	3	—	—	—	—	7	1
Product content restrictions	18	1	15	3	—	4	—	—	16	2

Management system
Company commitment	—	6	—	5	—	28	—	—	—	8
Management accountability	—	40	—	21	—	24	—	—	—	35
Legal and customer requirements	—	3	—	—	—	12	—	—	—	3
Risk assessment and management	—	35	—	15	—	8	—	—	—	29
Performance objectives	—	51	—	13	—	24	—	—	—	42
Training	—	27	—	21	—	20	—	—	—	25
Communication	—	45	—	23	—	16	—	—	—	39
Worker feedback and participation	—	37	—	10	—	4	—	—	—	30
Audits and assessments	—	30	—	15	—	24	—	—	—	27
Corrective action process	—	13	—	13	—	20	—	—	—	13
Documentation and records	—	27	—	21	—	20	—	—	—	25

Ethics
Business integrity	—	2	—	10	—	4	—	—	—	4
No improper advantage	—	12	—	10	—	24	—	—	—	12
Disclosure of information	1	—	—	—	—	—	—	—	1	—
Intellectual property	7	—	—	—	16	—	—	—	7	—
Fair business, advertising and competition	11	8	—	8	16	32	—	—	10	10
Protection of identity	—	3	—	18	—	28	—	—	—	7

EICC Code	—	13	—	38	—	—	—	—	—	18
Annual Report 2010     219

15     Sustainability statements     15.6 - 15.6
‘Conflict’ minerals: issues further down the chain

Minerals originating in conflict regions can end up in electronics and many other products such as jewelry, airplanes, and automobiles. Greater awareness of these issues on the part of the public and end-use industries has prompted leading companies in the electronics sector to investigate their supply chains to determine the steps to promote responsible sourcing of specific minerals.

The supply chain for the metals of concern consists of many tiers, including mines, traders, smelters, refiners, and component manufacturers, before reaching Philips’ direct suppliers. The combination of a lengthy and regularly changing supply chain and refining process makes it difficult to track and trace the minerals back to the mine of origin.

Philips believes that an industry-wide approach is necessary to address this issue and therefore we participate in the Electronic Industry Citizenship Coalition (EICC) and The Global eSustainability Initiative (GeSI) Extractives Work Group. The EICC and GeSI represent over 65 companies in the Electronics and Information and Communications Technology industries who have come together in the EICC-GeSI Extractives Work Group to positively influence the social and environmental conditions in the metals extractives supply chain.

In 2010 the research commissioned by the Extractives Work Group to map the supply chain for tin, tantalum, and cobalt used in electronics was completed. The research used a tracing method, starting with suppliers from electronics companies, including Philips, and working up the supply chain toward the mine. Companies at each step in the supply chain were contacted (e.g. component manufacturers, refiners, smelters) and were requested to provide contact information of their suppliers and their codes of conduct. In a limited number of instances it was possible to identify a pathway from an electronics product to the mine; however none of the mapped supply chains were traced back to the conflict zones in the Democratic Republic of Congo (DRC).

We requested our relevant suppliers to state that they provide conflict-free minerals to Philips. While all suppliers stated that indeed, to their knowledge, they provided us conflict-free minerals, we continue our efforts to increase transparency and investigate additional ways to determine the origin of the minerals used in cooperation with EICCGeSI members.

Together with ITRI, the tin trading and smelting sector, the tantalum industry, and downstream users of both tin and tantalum metal, including Philips, we financed a pilot to track minerals and provide verifiable provenance information from individual mine sites in eastern DRC; something that has not been possible up to now.

In December 2010 EICC-GeSI announced the launch of the Conflict-Free Smelter program and completion of the first tantalum smelter assessment, enabling the identification of smelters that can demonstrate through an independent third party assessment that the raw materials they procured did not originate from sources that contribute to conflict in the Democratic Republic of Congo. This due diligence enables different parties in the supply chain to better understand the origin of the materials in their supply chain.
220     Annual Report 2010

15     Sustainability statements     15.7 - 15.7
15.7	Independent assurance report
To the Supervisory Board and Shareholders of Koninklijke Philips Electronics N.V.:

Introduction

We have been engaged by the Supervisory Board of Koninklijke Philips Electronics N.V. to provide limited assurance on the section Sustainability statements in the Annual Report 2010. The Board of Management is responsible for the preparation and fair presentation of the section Sustainability statements. Our responsibility is to provide limited assurance on this information contained in this Annual Report.

Scope

Our engagement was designed to provide limited assurance on whether the information in chapter 15, Sustainability statements, of this Annual Report is fairly stated, in all material respects.

Procedures performed to obtain a limited level of assurance are aimed at determining the plausibility of data and are less extensive than those for a reasonable level of assurance. Our procedures included reviewing systems and processes for data management, assessing the appropriateness of the accounting policies used, assessing the data collection and reporting process at a limited number of sites and evaluating the overall presentation of sustainability information within our scope.

We have also reviewed, to the extent of our competence, whether the information on sustainability in the Performance highlights, of this Annual Report, the Management report as defined in the introduction paragraph of chapter 13, Group financial statements, of this Annual Report and section 18.1, The Philips investment proposition, of this Annual Report is consistent with the information in chapter 15, Sustainability statements, of this Annual Report.

Reporting criteria

Koninklijke Philips Electronics N.V. applies the Sustainability Reporting Guidelines of the Global Reporting Initiative (G3) supported by internally developed guidelines, as detailed in Approach to sustainability reporting in chapter 15, Sustainability statements, of this Annual Report. It is important to view the performance data in the context of this explanatory information. We believe that these criteria are suitable in view of the purpose of our assurance engagement.

Standards

We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. This standard requires, amongst others, that the assurance team possesses the specific knowledge, skills and professional competencies needed to understand and review sustainability information, and that they comply with the requirements of the Code of Ethics for Professional Accountants from the International Federation of Accountants to ensure their independence.

Conclusion

Based on our work described in this report, nothing came to our attention to indicate that the information in chapter 15, Sustainability statements, of this Annual Report is not fairly presented, in all material respects, in accordance with the reporting criteria as described in Approach to sustainability reporting in the section sustainability statements in the Annual Report 2010.

We also report, to the extent of our competence, that the information on sustainability in the Performance highlights, of this Annual Report, the Management report as defined in the introduction paragraph of chapter 13, Group financial statements, of this Annual Report and section 18.1, The Philips investment proposition, of this Annual Report is consistent with the information in chapter 15, Sustainability statements, of this Annual Report.

Amstelveen, February 17, 2011

KPMG ACCOUNTANTS N.V.

M.A. Soeting RA
Annual Report 2010     221

15     Sustainability statements     15.8 - 15.8
15.8	Global Reporting Initiative (GRI) table

profile
	disclosure	description	cross-reference 1)
Strategy and analysis

	1.1	Statement from the most senior decision-maker of the organization	President’s message

1.2	Description of key impacts, risks, and opportunities	President’s message
section 7.2, Risk categories and factors
section 7.3, Strategic risks
section 7.4, Operational risks
section 7.5, Compliance risks
section 7.6, Financial risks
chapter 15, Sustainability statements

profile
	disclosure	description	cross-reference1)
Organizational profile
	2.1	Name of the organization	chapter 12, Corporate governance

	2.2	Primary brands, products, and/or services	chapter 1, Our company chapter 2, Vision 2015 — our strategic focus

	2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures	chapter 2, Vision 2015 — our strategic focus chapter 6, Sector performance

	2.4	Location of organization’s headquarters	section 18.8, Investor contact

	2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report	chapter 1, Our company chapter 6, Sector performance

	2.6	Nature of ownership and legal form	chapter 12, Corporate governance

	2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries)	Performance highlights

	2.8	Scale of the reporting organization	Performance highlights

	2.9	Significant changes during the reporting period regarding size, structure, or ownership	section 18.3, Share information section 18.6, Philips’ acquisitions note 5 note 6

	2.10	Awards received in the reporting period	section 3.4, Home Living & Lifestyle Entertainment section 3.5, Home Lighting section 4.2, Our environmental footprint section 4.4, Supplier sustainability section 15.3, EcoVision4
222     Annual Report 2010

15     Sustainability statements     15.8 - 15.8

profile
	disclosure	description	cross-reference1)
Report parameters

Report profile	3.1	Reporting period	chapter 13, Group financial statements

	3.2	Date of most recent previous report	chapter 13, Group financial statements

	3.3	Reporting cycle	section 18.7, Financial calendar

	3.4	Contact point for questions regarding the report or its contents	section 18.8, Investor contact

Report scope and boundary	3.5	Process for defining report content	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting chapter 15, Sustainability statements

3.6	Boundary of the report	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting chapter 15, Sustainability statements

3.7	State any specific limitations on the scope or boundary of the report	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting chapter 15, Sustainability statements

3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organizations	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting section 13.10, Significant accounting policies
chapter 15, Sustainability statements

3.9	Data measurement techniques and the bases of calculations	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting section 13.10, Significant accounting policies
chapter 15, Sustainability statements

3.10	Explanation of the effect of any re-statements	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting section 13.10, Significant accounting policies
chapter 15, Sustainability statements
chapter 20, Forward-looking statements and other information

3.11	Significant changes from previous reporting periods	chapter 13, Group financial statements
section 13.1, Management’s report on internal control
section 13.2, Reports of the independent auditor
section 13.3, Auditors’ report on internal control over financial reporting section 13.10, Significant accounting policies
chapter 15, Sustainability statements
chapter 20, Forward-looking statements and other information

	3.12	Table identifying the location of the Standard Disclosures in the report	Contents Performance statements

Assurance	3.13	Policy and current practice with regard to seeking external assurance for the report	section 11.3, Report of the Audit Committee
chapter 12, Corporate governance
section 12.2, Supervisory Board
section 12.4, Logistics of the General Meeting of Shareholders
chapter 15, Sustainability statements
section 15.7, Independent assurance report
Annual Report 2010     223

15     Sustainability statements     15.8 - 15.8

profile
	disclosure	description	cross-reference1)
Governance

Governance	4.1	Governance structure of the organization	chapter 12, Corporate governance
section 12.1, Board of Management
section 12.2, Supervisory Board
section 12.3, General Meeting of Shareholders
section 12.4, Logistics of the General Meeting of Shareholders

	4.2	Indicate whether the Chair of the highest governance body is also an executive officer	section 12.1, Board of Management section 12.2, Supervisory Board

	4.3	For organizations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members	Not relevant for Philips, see chapter 12, Corporate governance

4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	chapter 12, Corporate governance
section 12.1, Board of Management
section 12.2, Supervisory Board
section 12.3, General Meeting of Shareholders
section 12.4, Logistics of the General Meeting of Shareholders
section 15.5, Social indicators
chapter 18, Investor Relations

	4.5	Linkage between compensation for members of the highest governance body, senior managers, and executives, and the organization’s performance	section 11.2, Report of the Remuneration Committee

	4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided	chapter 11, Supervisory Board report section 12.2, Supervisory Board

	4.7	Process for determining the qualifications and expertise of the members of the highest governance body	chapter 11, Supervisory Board report

4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation	chapter 1, Our company
chapter 2, Vision 2015 - our strategic focus
section 4.5, Working at Philips
section 4.6, Working in our communities
section 7.1, Our approach to risk management and business control section 15.5, Social indicators

4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles	chapter 11, Supervisory Board report
chapter 12, Corporate governance
section 12.1, Board of Management
section 12.2, Supervisory Board
section 12.3, General Meeting of Shareholders
section 12.4, Logistics of the General Meeting of Shareholders

4.10	Processes for evaluating the highest governance body’s own performance	chapter 11, Supervisory Board report
chapter 12, Corporate governance
section 12.1, Board of Management
section 12.2, Supervisory Board
section 12.3, General Meeting of Shareholders
section 12.4, Logistics of the General Meeting of Shareholders

Commitments to external initiatives	4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization	section 7.1, Our approach to risk management and business control chapter 12, Corporate governance

	4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses	section 4.1, Climate change section 4.2, Our environmental footprint chapter 15, Sustainability statements

	4.13	Memberships in associations (such as industry associations)	chapter 15, Sustainability statements

Stakeholder engagement	4.14	List of stakeholder groups engaged by the organization	chapter 15, Sustainability statements

	4.15	Basis for identification and selection of stakeholders with whom to engage	chapter 15, Sustainability statements

	4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	chapter 15, Sustainability statements

	4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting	President’s message section 4.3, Partnerships for progress chapter 11, Supervisory Board report chapter 15, Sustainability statements
224     Annual Report 2010

15     Sustainability statements     15.8 - 15.8

profile
	disclosure	description	cross-reference1)
Economic

Economic performance		Disclosure on management approach on economic aspects	President’s message chapter 7, Risk management

	EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments	Performance highlights section 15.1, Economic indicators

	EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	section 4.1, Climate change section 4.2, Our environmental footprint chapter 15, Sustainability statements

	EC3	Coverage of the organization’s defined-benefit plan obligations	note 28

	EC4	Significant financial assistance received from government	Philips does not receive significant financial assistance from governments

	EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation	chapter 15, Sustainability statements section 15.1, Economic indicators section 15.6, Supplier indicators

	EC7	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation	section 4.5, Working at Philips sub-section 5.1.12, Employment sub-section 5.4.4, Social performance section 15.5, Social indicators

	EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement	section 4.1, Climate change section 4.2, Our environmental footprint section 4.3, Partnerships for progress
Annual Report 2010     225

15     Sustainability statements     15.8 - 15.8

profile
	disclosure	description	cross-reference1)
Environment

		Disclosure on management approach on environmental aspects	President’s message section 5.4, Sustainability

Materials	EN1	Materials used by weight or volume	section 15.4, Green Manufacturing 2015

	EN2	Percentage of materials used that are recycled input materials	section 4.2, Our environmental footprint section 15.2, EcoVision5

Energy	EN3	Direct energy consumption by primary energy source	section 15.4, Green Manufacturing 2015

	EN4	Indirect energy consumption by primary source	section 15.3, EcoVision4 section 15.4, Green Manufacturing 2015

Water	EN8	Total water withdrawal by source	section 15.4, Green Manufacturing 2015

Biodiversity	EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	This indicator is not material to Philips because the company does not own land in protected areas and areas with high biodiversity

	EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas	chapter 15, Sustainability statements

Emissions, effluents, and waste	EN16	Total direct and indirect greenhouse gas emissions by weight	section 15.3, EcoVision4 section 15.4, Green Manufacturing 2015

	EN17	Other relevant indirect greenhouse gas emissions by weight	section 15.4, Green Manufacturing 2015

	EN19	Emissions of ozone-depleting substances by weight	section 15.4, Green Manufacturing 2015

Commitments to external initiatives	EN20	NOx, SOx, and other significant air emissions by type and weight	section 15.4, Green Manufacturing 2015

	EN21	Total water discharge by quality and destination	section 15.4, Green Manufacturing 2015

	EN22	Total weight of waste by type and disposal method	section 15.4, Green Manufacturing 2015

	EN23	Total number and volume of significant spills	section 15.4, Green Manufacturing 2015

	EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	section 4.1, Climate change section 4.2, Our environmental footprint section 5.4, Sustainability

	EN27	Percentage of products sold and their packaging materials that are reclaimed by category	section 4.2, Our environmental footprint section 5.4, Sustainability section 15.2, EcoVision5 section 15.4, Green Manufacturing 2015

Compliance	EN28	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	section 15.4, Green Manufacturing 2015
226     Annual Report 2010

15     Sustainability statements     15.8 - 15.8

profile
	disclosure	description	cross-reference1)
Labor practices and decent work

		Disclosure on management approach on labor practices and decent work	section 15.5, Social indicators

Employment	LA1	Total workforce by employment type, employment contract, and region	sub-section 5.1.12, Employment

	LA2	Total number and rate of employee turnover by age group, gender, and region	sub-section 5.1.12, Employment section 15.5, Social indicators

Labor/Management relations	LA4	Percentage of employees covered by collective bargaining agreements	section 15.5, Social indicators Also see www.philips.com/gbp

	LA5	Minimum notice period(s) regarding significant operational changes, including whether it is specified in collective agreements	See www.philips.com/gbp

Occupational health and safety	LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region	section 15.5, Social indicators No work related fatalities in 2010

	LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases	section 4.3, Partnerships for progress section 4.6, Working in our communities

Training and education	LA10	Average hours of training per year per employee by employee category	section 15.5, Social indicators

Diversity and equal opportunity	LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity	chapter 8, Board of Management chapter 10, Supervisory Board section 15.5, Social indicators

	LA14	Ratio of basic salary of men to women by employee category	section 15.5, Social indicators Also see www.philips.com/gbp profile
	disclosure	description	cross-reference1)
Human rights
		Disclosure on management approach on human rights	chapter 15, Sustainability statements

Investment and procurement practices	HR1	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening	section 15.5, Social indicators

	HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken	section 15.6, Supplier indicators

Non-discrimination	HR4	Total number of incidents of discrimination and actions taken	section 15.5, Social indicators

Freedom of association and collective bargaining	HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights	section 15.5, Social indicators

Child labor	HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor	section 15.5, Social indicators

Forced and compulsory labor	HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor	section 15.5, Social indicators
Annual Report 2010     227

15     Sustainability statements     15.8 - 15.8

profile
	disclosure	description	cross-reference1)
Society
		Disclosure on management approach to act in society and community	section 4.1, Climate change section 4.2, Our environmental footprint section 4.3, Partnerships for progress section 4.4, Supplier sustainability section 4.6, Working in our communities

Community	SO1	Nature, scope, and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering, operating, and exiting	section 4.1, Climate change section 4.2, Our environmental footprint section 4.3, Partnerships for progress section 4.4, Supplier sustainability section 4.6, Working in our communities

Ethics	SO2	Percentage and total number of business units analyzed for risks related to ethics	section 15.5, Social indicators section 15.6, Supplier indicators

	SO3	Percentage of employees trained in organization’s anti-corruption policies and procedures	section 15.5, Social indicators section 15.6, Supplier indicators

	SO4	Actions taken in response to incidents of ethics	section 15.5, Social indicators section 15.6, Supplier indicators

Public policy	SO5	Public policy positions and participation in public policy development and lobbying	chapter 15, Sustainability statements

Compliance	SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	section 13.11, Notes section 15.4, Green Manufacturing 2015

profile
	disclosure	description	cross-reference1)
Product responsibility

		Disclosure on management approach on product responsibility	section 4.2, Our environmental footprint

Customer health and safety	PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures	section 5.4, Sustainability section 15.3, EcoVision4

Product and service labeling	PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	section 4.2, Our environmental footprint

Marketing communications	PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship	chapter 15, Sustainability statements

	PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	section 13.11, Notes section 15.4, Green Manufacturing 2015

1)	The sections referred to, except for the chapters in chapter 15, Sustainability statements, are not included in the scope of the assurance engagement on Sustainability performance
228     Annual Report 2010

16      Reconciliation of non-GAAP information     16 - 16
16	Reconciliation of non-GAAP information

Explanation of Non-GAAP measures

Koninklijke Philips Electronics N.V. (the “Company”) believes that an understanding of sales performance is enhanced when the effects of currency movements and acquisitions and divestments (changes in consolidation) are excluded. Accordingly, in addition to presenting ‘nominal growth’, ‘comparable growth’ is provided.

Comparable sales exclude the effects of currency movements and changes in consolidation. As indicated in the Significant accounting policies, sales and income are translated from foreign currencies into the Company’s reporting currency, the euro, at the exchange rate on transaction dates during the respective years. As a result of significant currency movements during the years presented, the effects of translating foreign currency sales amounts into euros could have a material impact. Therefore, these impacts have been excluded in arriving at the comparable sales in euros. Currency effects have been calculated by translating previous years’ foreign currency sales amounts into euros at the following year’s exchange rates in comparison with the sales in euros as historically reported. Years under review were characterized by a number of acquisitions and divestments, as a result of which activities were consolidated or deconsolidated. The effect of consolidation changes has also been excluded in arriving at the comparable sales. For the purpose of calculating comparable sales growth, when a previously consolidated entity is sold or contributed to a venture that is not consolidated by the Company, relevant sales are excluded from impacted prior-year periods. Similarly, when an entity is acquired, relevant sales are excluded from impacted periods.

The Company uses the term EBIT and EBITA to evaluate the performance of the Philips Group and its operating sectors. The term EBIT has the same meaning as Income from operations (IFO). Referencing EBITA will make the underlying performance of our businesses more transparent by factoring out the amortization of acquired intangible assets. EBITA represents income from operations excluding results attributable to non-controlling interests holders, results relating to investments in associates, income taxes, financial income and expenses, amortization and impairment on intangible assets (excluding software and capitalized product development).

The Company believes that an understanding of the Philips Group’s financial condition is enhanced by the disclosure of net operating capital (NOC), as this figure is used by Philips’ management to evaluate the capital efficiency of the Philips Group and its operating sectors. NOC is defined as: total assets excluding assets from discontinued operations less: (a) cash and cash equivalents, (b) deferred tax assets, (c) other (non-)current financial assets, (d) investments in associates, and after deduction of: (e) provisions excluding deferred tax liabilities, (f) accounts and notes payable, (g) accrued liabilities, (h) current/non-current liabilities, and (i) trading securities.

Net debt is defined as the sum of long- and short-term debt minus cash and cash equivalents. The net debt position as a percentage of the sum of group equity (shareholders’ equity and non-controlling interests) and net debt is presented to express the financial strength of the Company. This measure is widely used by management and investment analysts and is therefore included in the disclosure.

Cash flows before financing activities, being the sum total of net cash from operating activities and net cash from investing activities, and free cash flow, being net cash from operating activities minus net capital expenditures, are presented separately to facilitate the reader’s understanding of the Company’s funding requirements.

Net capital expenditures comprise of purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposals of property, plant and equipment. This measure is widely used by management to calculate free cash flow.
Annual Report 2010     229

16     Reconciliation of non-GAAP information     16 - 16
Sales growth composition per sector
in %

	comparable growth	currency effects	consolidation changes		nominal growth
2010 versus 2009
Healthcare	3.9	6.0	(0.2)		9.7
Consumer Lifestyle	1.2	4.7	(0.7)		5.2
Lighting	8.7	6.0	0.7		15.4
Group Management & Services	6.4	3.0	(2.6)		6.8

Philips Group	4.3	5.5	(0.2)		9.6

2009 versus 2008
Healthcare	(2.7)	2.6	2.6		2.5
Consumer Lifestyle	(16.5)	(0.7)	(5.0)		(22.2)
Lighting	(12.6)	1.0	0.5		(11.1)
Group Management & Services	(30.2)	(0.1)	(0.2)		(30.5)

Philips Group	(11.4)	0.7	(1.4)		(12.1)

2008 versus 2007
Healthcare	5.6	(4.5)	14.1		15.2
Consumer Lifestyle	(8.9)	(2.8)	(5.2)		(16.9)
Lighting	3.1	(3.8)	17.2		16.5
Group Management & Services	(25.8)	(0.8)	(7.1)		(33.7)

Philips Group	(2.7)	(3.3)	4.5		(1.5)
Sales growth composition per market cluster in %

	comparable growth	currency effects	consolidation changes		nominal growth
2010 versus 2009
Western Europe	(1.5)	1.1	0.1		(0.3)
North America	1.5	5.8	(0.1)		7.2
Other mature	12.5	14.4	2.8		29.7

Total mature	0.9	4.0	0.2		5.1
Emerging	11.9	9.5	(1.1)		20.3

Philips Group	4.3	5.5	(0.2)		9.6

2009 versus 2008
Western Europe	(10.4)	(1.2)	(0.2)		(11.8	)1)
North America	(13.9)	4.3	(3.2	)1)	(12.8	)1)
Other mature	(7.9)	4.2	2.91	1)	(0.8	)1)

Total mature	(11.7)	1.6	(1.4)		(11.5)
Emerging	(10.8)	(1.3)	(1.5	)1)	(13.6	)1)

Philips Group	(11.4)	0.7	(1.4)		(12.1)

2008 versus 2007
Western Europe	(6.7)	(1.5)	0.8		(7.4)
North America	(2.5)	(6.9)	15.4		6.0
Other mature	(9.0)	(3.3)	7.7		(4.6)

Total mature	(5.4)	(3.6)	6.9		(2.1)
Emerging	3.5	(2.8)	(0.9)		(0.2)

Philips Group	(2.7)	(3.3)	4.5		(1.5)

1)	Revised to reflect an adjusted market cluster allocation
230     Annual Report 2010

16     Reconciliation of non-GAAP information     16 - 16
Composition of net debt to group equity

	2008	2009	2010
Long-term debt	3,466	3,640	2,818
Short-term debt	722	627	1,840

Total debt	4,188	4,267	4,658

Cash and cash equivalents	(3,620)	(4,386)	(5,833)

Net debt (cash) (total debt less cash and cash equivalents)	568	(119)	(1,175)

Shareholders’ equity	15,544	14,595	15,046
Non-controlling interests	49	49	46

Group equity	15,593	14,644	15,092

Net debt and group equity	16,161	14,525	13,917
Net debt divided by net debt and group equity (in %)	4	(1)	(8)
Group equity divided by net debt and group equity (in %)	96	101	108
Composition of cash flows

	2008	2009	2010
Cash flows from operating activities	1,648	1,545	2,156
Cash flows from investing activities	(3,254)	(219)	(702)

Cash flows before financing activities	(1,606)	1,326	1,454

Cash flows from operating activities	1,648	1,545	2,156

Purchase of intangible assets	(121)	(96)	(80)
Expenditures on development assets	(154)	(188)	(219)
Capital expenditures on property, plant and equipment	(770)	(524)	(653)
Proceeds from disposals of property, plant and equipment	170	126	129

Net capital expenditures	(875)	(682)	(823)

Free cash flows	773	863	1,333
EBITA to Income from operations or EBIT

					Group
			Consumer		Management &
	Philips Group	Healthcare	Lifestyle	Lighting	Services
2010
EBITA	2,552	1,186	639	869	(142)
Amortization of intangible assets1)	(487)	(264)	(44)	(174)	(5)
Income from operations (or EBIT)	2,065	922	595	695	(147)

2009
EBITA	1,050	848	339	145	(282)
Amortization of intangible assets1)	(436)	(257)	(18)	(161)	—
Income from operations (or EBIT)	614	591	321	(16)	(282)

2008
EBITA	744	839	126	480	(701)
Amortization of intangible assets1)	(389)	(218)	(16)	(155)	—
Impairment of goodwill	(301)	—	—	(301)	—
Income from operations (or EBIT)	54	621	110	24	(701)

1)	Excluding amortization of software and product development
Annual Report 2010     231

16     Reconciliation of non-GAAP information     16 - 16
Net operating capital to total assets

					Group
			Consumer		Management
	Philips Group	Healthcare	Lifestyle	Lighting	& Services
2010
Net operating capital (NOC)	12,071	8,908	911	5,561	(3,309)
Eliminate liabilities comprised in NOC:
- payables/liabilities	10,009	2,603	2,509	1,485	3,412
- intercompany accounts	—	54	95	68	(217)
- provisions	2,339	321	342	247	1,429
Include assets not comprised in NOC:
- investments in associates	181	76	1	18	86
- other current financial assets	6	—	—	—	6
- other non-current financial assets	479	—	—	—	479
- deferred tax assets	1,351	—	—	—	1,351
- liquid assets	5,833	—	—	—	5,833

Total assets	32,269	11,962	3,858	7,379	9,070

2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in associates	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- liquid assets	4,386	—	—	—	4,386

Total assets	30,527	10,969	3,286	6,748	9,524

2008
Net operating capital (NOC)	14,069	8,785	798	5,712	(1,226)
Eliminate liabilities comprised in NOC:
- payables/ liabilities	8,708	2,207	2,408	1,234	2,859
- intercompany accounts	—	30	83	31	(144)
- provisions	2,837	329	285	229	1,994
Include assets not comprised in NOC:
- investments in associates	293	72	2	16	203
- other current financial assets	121	—	—	—	121
- other non-current financial assets	1,331	—	—	—	1,331
- deferred tax assets	931	—	—	—	931
- liquid assets	3,620	—	—	—	3,620

Total assets	31,910	11,423	3,576	7,222	9,689
232     Annual Report 2010

17     Five-year overview     17 - 17
17	Five-year overview

All amounts in millions of euros unless otherwise stated. Due to factors such as acquisitions and divestments, the amounts, percentages and ratios are not directly comparable.

General data

	20061,2,3)		20073)		2008	2009	2010
Sales	26,682		26,793		26,385	23,189	25,419
Percentage increase over previous year	5		—		(2)	(12)	10
Income (loss) from continuing operations	1,003		5,018		(95)	424	1,452

Discontinued operations	4,154		(138)		3	—	—

Net income (loss)	5,157		4,880		(92)	424	1,452

Free cash flow	(348)		824		773	863	1,333
Turnover rate of net operating capital	3.73		2.71		1.72	1.79	1.91
Total employees at year-end (in thousands)	122	4)	124	4)	121	116	119

1)	Discontinued operations reflects the effect of the sale of MDS in 2006

2)	Discontinued operations reflects the effect of the sale of Semiconductors in 2006

3)	Discontinued operations reflects the effect of classifying the MedQuist business as a discontinued operation in 2007, for which the previous year has been restated

4)	Including discontinued operations

5)	In millions of shares

6)	In manufacturing excluding new acquisitions
Income

	20061,2,3)	20073)	2008	2009	2010
EBIT	1,336	1,867	54	614	2,065
as a % of sales	5.0	7.0	0.2	2.6	8.1

EBITA	1,528	2,094	744	1,050	2,552
as a % of sales	5.7	7.8	2.8	4.5	10.0

Income taxes	(223)	(582)	(256)	(100)	(509)
as a % of income before taxes	(16.3)	(12.3)	(180.2)	(22.3)	(26.2)

Income (loss) from continuing operations	1,003	5,018	(95)	424	1,452
as a % of shareholders’ equity (ROE)	4.8	22.8	(0.5)	2.9	9.6

Net income (loss)	5,157	4,880	(92)	424	1,452
Annual Report 2010     233

17     Five-year overview     17 - 17
Capital employed

	20061,2,3)	20073)	2008	2009	2010
Cash and cash equivalents	5,886	8,769	3,620	4,386	5,833
Receivables and other current assets	5,502	5,292	5,038	4,610	4,899
Assets of discontinued operations	427	319	—	—	—
Inventories	2,940	3,213	3,491	2,913	3,865
Non-current financial assets/investments in associates	10,924	5,000	1,624	972	660
Non-current receivables/assets	3,905	3,959	2,884	2,871	1,514
Property, plant and equipment	3,102	3,194	3,496	3,252	3,265
Intangible assets	5,964	6,635	11,757	11,523	12,233

Total assets	38,650	36,381	31,910	30,527	32,269

Property, plant and equipment:
Capital expenditures for the year	698	658	770	524	653
Depreciation for the year	990	562	729	746	678
Capital expenditures : depreciation	0.7	1.2	1.1	0.7	1.0

Inventories as a % of sales	11.0	12.0	13.2	12.6	15.2
Outstanding trade receivables, in days sales	45	44	42	40	46
Financial structure

	20061,2,3)	20073)	2008	2009	2010
Other liabilities	8,837	8,469	9,292	9,166	10,180
Liabilities of discontinued operations	78	78	—	—	—
Debt	3,878	3,563	4,188	4,267	4,658
Provisions	2,623	2,403	2,837	2,450	2,339

Total provisions and liabilities	15,416	14,513	16,317	15,883	17,177

Shareholders’ equity	23,099	21,741	15,544	14,595	15,046
Non-controlling interests	135	127	49	49	46

Group equity and liabilities	38,650	36,381	31,910	30,527	32,269

Net debt : group equity ratio	(9):109	(31):131	4:96	(1):101	(8):108

Market capitalization at year-end	31,624	31,436	12,765	19,170	21,705
234     Annual Report 2010

17     Five-year overview     17 - 17
Key figures per share

	20061,2,3)	20073)	2008	2009	2010
Sales per common share	22.71	24.67	26.62	25.07	27.04
EBITA per common share — diluted	1.29	1.91	0.75	1.13	2.69
Income (loss) from continuing operations per share	0.85	4.61	(0.09)	0.46	1.54
Dividend distributed per common share	0.44	0.60	0.70	0.70	0.70
Total shareholder return per common share	2.76	1.55	(14.99)	7.55	2.94
Shareholders’ equity per common share	20.87	20.41	16.84	15.74	15.89
Price/earnings ratio	33.61	6.40	(153.67)	44.96	14.88
Share price at year-end	28.57	29.52	13.83	20.68	22.92
Highest closing share price during the year	29.31	32.99	28.94	21.03	26.94
Lowest closing share price during the year	21.89	26.71	12.09	10.95	20.34
Average share price	26.57	29.73	21.42	15.26	23.35
Common shares outstanding at year-end5)	1,107	1,065	923	927	947
Weighted average shares outstanding:
- basic5)	1,175	1,086	991	925	940
- diluted5)	1,184	1,099	997	929	948
Sustainability

	20061,2,3)	20073)	2008	2009	2010
Lives touched, in millions	—	—	—	—	420
Energy efficiency of products, in kWh/EUR	—	—	—	10.5	10.1
Collection and recycling amount, in tons	—	—	—	—	100,000
Recycled material in products, in tons	—	—	—	—	7,500
Green Product sales, as a % of total sales	15.0	19.8	22.6	30.6	37.5
Green Innovation, in millions of euros	—	—	282	410	451
Operational carbon footprint, in kilotons CO2-equivalent	—	2,157	2,144	1,937	1,808
Operational energy efficiency, in terajoules per million euro sales	—	1.29	1.31	1.35	1.26
Total energy consumption in manufacturing, in terajoules6)	15,213	15,207	14,602	14,294	14,232
Total carbon emissions in manufacturing, in kilotons CO2-equivalent6)	869	864	823	816	668
Water intake, in thousands m3 6)	4,171	4,209	3,996	4,216	4,217
Total waste, in kilotons6)	125.4	127.6	113.6	97.7	104.5
Materials provided for recycling via external contractor per total waste, in %	79	79	76	77	78
Restricted substances, in kilos	2,097	1,367	1,098	638	1,036
Hazardous substances, in kilos	119,455	90,807	46,316	33,644	68,100
ISO 14001 certification, as a % of all reporting organizations6)	92	90	95	92	95
Employee Engagement Index, % favorable	61	64	69	68	75
Female executives, in % of total	6	8	10	10	11
Lost Workday Injuries, per 100 FTEs	0.78	0.81	0.68	0.44	0.50
Initial and continual conformance audits, number of audits	365	166	277	360	273
Annual Report 2010     235

18     Investor Relations     18 - 18.1
18	Investor Relations

The goal of our Investor Relations department is to provide easy access to information on Philips in a transparent, accurate and timely manner to shareholders and bondholders, in compliance with the latest requirements of national and international disclosure regulations. This should enable investors to make informed investment decisions.

18.1	The Philips investment proposition

Our strategy

Philips is a leading company in health and well-being. The year 2010 was a significant year for our company. It signaled the completion of our Vision 2010 strategic plan, where we achieved most of our objectives. Based on these successes, we have now built a solid platform, from which we have developed our plans for the next five years. Our Vision 2015 strategic plan is based on five critical global trends. We believe that the following growth drivers:
•	Accessible Healthcare: driven by population growth, aging, and higher healthcare aspirations

•	Consumer focus on health and well-being: led by increased prosperity and changing lifestyles

•	Energy-efficient lighting solutions: enabled by a massive shift from conventional to digital, dynamic lighting

•	Expanding emerging markets: growing in relative importance in the world economy

•	Sustainability: the fundamental need to reduce our environmental footprint, which will enhance the drive for energy efficiency will enable Philips to achieve its growth and profitability ambitions.

Our leading and focused portfolio is aligned to these global trends, as evidenced by:

Our Healthcare business, which is a world leader in many areas including cardiovascular X-ray, patient monitoring and home healthcare, which we see playing an increasingly important role in the years ahead. Equally, our Consumer Lifestyle business is built on a portfolio of leading businesses — including male shaving, oral healthcare, and mother and childcare. We are the world’s largest Lighting company with a leading position in LED lighting solutions — the future of this industry. We will continue to leverage our brand, with its promise of “sense and simplicity”, our rich technological heritage and our advanced insight into the needs of end-users to bring meaningful innovation to our customers.

This is solidly complemented by our long-standing, strong presence in emerging markets, which already contribute a third of our revenues, with the target to take this figure to at least 40% by 2015.

Our financial targets Vision 2015:
•	Comparable sales growth on annual average basis at least 2 percentage points higher than real GDP growth

•	Reported EBITA margin between 10% and 13% of sales, of which:
-	Healthcare 16-18%

-	Consumer Lifestyle 9-11%

-	Lighting 12-14%
•	Growth of EPS at double the rate of comparable annual sales growth

•	Return on invested capital at least 4 percentage points above weighted average cost of capital
Sustainability

We seek to make constant progress in the sustainability of our business. A clear example of how we are driving business growth through sustainability is evidenced by the achievement of most of our EcoVision4 objectives, well ahead of schedule. Based on this we have further enhanced our objectives by launching our EcoVision5 program.
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Success of our EcoVision4 program

Targets over the period 2007-2012
•	Generate 30% of total revenues from Green Products

•	Double investment in Green Innovations to a cumulative EUR 1 billion

•	Improve our operational energy efficiency by 25% and reduce CO2 emissions by 25%, all compared with the base year of 2007.
In 2009 we achieved the Green Product sales target three years ahead of schedule, with 31% of total sales from Green Products. Subsequently, we increased the target to 50% in 2015. Green Product sales increased further in 2010 to 38%. In 2010 our cumulative investment in Green Innovations was over EUR 1.1 billion, two years ahead of schedule. Our operational energy efficiency and carbon footprint reduction are on track to reach the third target as planned in 2012.

Launch of our EcoVision5 program

In 2010, ‘Lead in Sustainability became one of the key objectives of our Vision 2015 program, driven by the launch of the EcoVision5 program, comprising of the following leadership KPIs:
•	Bringing care to people

Target: 500 million lives touched by 2015

•	Improving energy efficiency of Philips products

Target: 50% improvement by 2015 (for the average total product portfolio)

•	Closing the materials loop

Target: Double global collection and recycling amounts and recycled materials in products by 2015 compared to 2009
More information on the EcoVision programs can be found in section 5.4, Sustainability, of this Annual Report.
18.2	The year 2010

Emerging stronger from the crisis

We finished a strong 2010 on a stable note, with growth in the second half of the year being slower than the first half. We rebounded strongly from the economic downturn caused by the financial crisis. Within the constraints of a much weaker economy, we successfully implemented a major part of our Vision 2010 strategy. With that we set the stage for a successful future as outlined by our Vision 2015 strategy. Last but not least, we started to prepare for a seamless transition to a new leadership team.

For the whole year, we achieved revenues of EUR 25.4 billion, a 10% increase compared to 2009. On a comparable basis, that represents growth of 4.3%. For the whole year, we achieved an EBITA margin of 10%. Our adjusted EBITA margin, excluding non-recurring items, was 10.5%, compared to 6.4% in 2009, significantly higher than the target we set for ourselves as part of Vision 2010. Free cash flow, at EUR 1.3 billion, was almost EUR 500 million up on 2009 driven by improvements in all sectors. Our return on invested capital (ROIC) continued the strong recovery started in the second half of 2009 and reached 11.7% in the last quarter of 2010, which is very close to our Vision 2010 target of 12%, and well ahead of our WACC of 8.1%.

We continued to make good strategic progress during 2010. We kept our focus firmly on customer centricity, which resulted in a further 7% increase in the value of the Philips brand. Our brand value, at USD 8.7 billion, has doubled since we launched our brand promise of “sense and simplicity” in 2004, a significant achievement. Our focus on becoming a leader in health and well-being is also resonating with our customer base, with 60% of our brand value being generated by our professional business. We also strengthened our position in emerging markets, the growth markets of the future. This is illustrated not only by the growth of our sales figures in our key emerging markets, i.e. China, India and Latin America, but also by the outstanding growth in other emerging geographies like the ASEAN countries, Ukraine, Central Europe, South Africa and the Middle East. We have acquired companies all over the world to further strengthen our portfolio, and have product propositions which are relevant for local markets. The year 2010 saw us making two acquisitions each in China and Brazil.
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18     Investor Relations     18.2.1 - 18.2.3
18.2.1	Net income and EPS

Net income of the Philips Group showed a profit of EUR 1,452 million, or EUR 1.53 per common share, compared to a profit of EUR 424 million, or EUR 0.46 per common share, in 2009.

18.2.2	Dividend policy

Our aim is to sustainably grow our dividend over time. Philips’ present dividend policy is based on an annual payout ratio of 40 to 50% of continuing net income.

Continuing net income, or net income excluding material non-recurring items and discontinued operations, is the base figure used to calculate the dividend payout for the year. For 2010, the key exclusions used to arrive at continuing net income are the gain on the sale of shares in NXP and TPV, the curtailment in the UK Pension Fund, and restructuring and post-acquisition charges.

18.2.3	Proposed distribution

A proposal will be submitted to the 2011 Annual General Meeting of Shareholders to declare a dividend of EUR 0.75 per common share, in cash or in shares at the option of the shareholder, against the net income for 2010. Such dividend is expected to result in a payment of up to EUR 710 million.

Shareholders will be given the opportunity to make their choice between cash and shares between April 7, 2011 and April 29, 2011. If no choice is made during this election period, the dividend will be paid in shares. On April 29, 2011, after close of trading, the number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips Electronics N.V. at Euronext Amsterdam on 27, 28 and 29 April 2011. The Company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately 3% higher than the gross dividend in cash. Payment of the dividend and delivery of new common shares, with settlement of fractions in cash, if required, will take place from May 4, 2011. The distribution of dividend in cash to holders of New York registry shares will be made in USD at the USD/EUR rate fixed by the European Central Bank on May 2, 2011.

Dividend in cash is in principle subject to 15% Dutch dividend withholding tax, which will be deducted from the dividend in cash paid to the shareholders. Dividend in shares paid out of earnings and retained earnings is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). This withholding tax in the case of dividend in shares will be borne by Philips.

In 2010, a dividend of EUR 0.70 per common share was paid in cash or shares, at the option of the shareholder. Approximately 53% elected for a share dividend resulting in the issue of 13,667,015 new common shares, leading to
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18     Investor Relations     18.2.3 - 18.3
a 1.5% dilution. The remainder of the dividend was paid in cash (EUR 296 million) against the retained earnings of the Company.

ex-dividend
	date	record date	payment date
Amsterdam shares	April 4, 2011	April 6, 2011	May 4, 2011
New York shares	April 4, 2011	April 6, 2011	May 4, 2011

18.3	Share information

Market capitalization

Philips’ market capitalization was EUR 21.7 billion at year-end 2010. The highest closing price for Philips’ shares during 2010 in Amsterdam was EUR 26.94 on April 26, 2010 and the lowest was EUR 20.34 on January 22, 2010. The highest closing price for Philips’ shares during 2010 in New York was USD 35.90 on April 26, 2010 and the lowest was USD 26.84 on August 24, 2010.

Share capital structure

During 2010, Philips’ issued share capital increased by approximately 14 million common shares to a level of 986 million common shares. The reason for this is the elective dividend, resulting in the issue of 13,667,015 new common shares. The basic shares outstanding increased from 927 million at the end of December 2009 to 947 million at the end of 2010. As of December 31, 2010, the shares held in treasury amounted to 39.6 million shares, of which 37.7 million are held by Philips to cover long-term incentive and employee stock purchase plans.

The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) imposes a duty to disclose percentage holdings in the capital and/or voting rights in the Company when such holding reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such disclosure must be made to the Netherlands Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company.

On December 1, 2009, the Company received notification from the AFM that it had received disclosures under the Financial Markets Supervision Act of a substantial holding of 5.03% by BlackRock Inc. in the Company’s common shares. This was subsequently reduced to below 5% as of July 2, 2010. The following
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18     Investor Relations     18.3 - 18.3
months the holding of BlackRock Inc. moved around the 5% threshold and was reduced to below 5% as of October 18, 2010.

Based on a survey in September 2010 and information provided by several large custodians, the following shareholder portfolio information is included in the graphs Shareholder by region and Shareholders by style.

Share repurchase programs for capital reduction purposes

On July 17, 2006, Philips announced a further EUR 1.5 billion share repurchase program, which was expanded to EUR 4.0 billion on August 3, 2006. Philips completed EUR 2.4 billion of this program in 2006.

Philips planned to execute the remaining EUR 1.6 billion via a program using a second trading line on Euronext Amsterdam, which started on January 22, 2007. Through this second trading line EUR 0.8 billion worth of shares were purchased in 2007.

In December 2007, the Dutch parliament adopted an amendment to Dutch tax legislation, effective January 1, 2008, that increased the amount that companies may spend on repurchasing shares free of withholding tax. Subsequently, Philips announced that it planned to repurchase EUR 5 billion worth of common Philips shares. As a consequence of this new share repurchase program, which includes the portion of the second trading line program that had yet to be completed, Philips terminated its second trading line.

At the end of 2008 share repurchases totaling EUR 3.3 billion, or two-thirds of the planned EUR 5.0 billion, had been completed. Given the economic conditions in 2008, we announced on January 26, 2009 that, in line with our prudent financial management, we would suspend the share repurchase program until further notice.

Further details on the share repurchase programs can be found on the Investor Relations website. For more information see chapter 12, Corporate governance, of this Annual Report.

In 2008 the Company started the procedure for the cancellation of Philips shares acquired pursuant to the EUR 5.0 billion share repurchase program. The cancellation has been effected in several tranches.

Impact of share repurchases on share count in millions of shares

	2006	2007	2008	2009	2010
Shares issued	1,143	1,143	972	972	986
Shares in treasury	36	78	49	45	39
Shares outstanding	1,107	1,065	923	927	947

Shares repurchased	102	26	146	—	—
Shares cancelled	173	—	170	—	—
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18.4	Risk management

Taking risks is an inherent part of entrepreneurial behavior. A structured risk management process encourages management to take risks in a controlled manner. Philips has a structured risk management process in place that recognizes different risk categories at Strategic, Operational, Compliance and Financial level. A more extensive explanation is published in chapter 7, Risk management, of this Annual Report.

Philips’ rating

Philips’ existing long-term debt is rated A3 (with stable outlook) by Moody’s and A- (with stable outlook) by Standard & Poor’s. It is our objective to manage our financial ratios to be in line with A3 / A-. There is no assurance that we will be able to achieve this goal and ratings are subject to change at any time.

Credit rating summary

	long-	short-
	term	term	outlook
Standard and Poor’s	A-	A-2	Stable
Moody’s	A3	P-2	Stable
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18     Investor Relations     18.5 - 18.5
18.5	Performance in relation to market indices
Euronext Amsterdam

Share price development in Amsterdam, 2010 (in euros)

PHIA	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	22.33	22.31	25.28	26.94	25.92	26.72	26.23	24.49	24.08	24.19	23.11	23.08
Low	20.34	20.98	22.26	24.10	22.83	23.78	23.45	21.32	22.39	21.73	20.79	21.49
Average	21.25	21.60	23.80	25.08	24.53	25.21	24.53	22.84	23.28	22.94	22.31	22.58
Average daily volume*	8.25	7.46	6.84	9.80	11.09	7.74	7.09	7.07	7.46	8.32	7.33	5.70
New York Stock Exchange

Share price development in New York, 2010 (in US dollar)

PHG	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
High	31.51	31.17	33.48	35.90	33.87	32.44	33.32	32.19	31.42	33.90	32.06	30.70
Low	28.26	28.38	30.22	32.25	28.63	28.09	30.03	26.84	29.51	30.45	27.10	28.15
Average	30.30	29.64	32.29	33.69	30.72	30.65	31.43	29.41	30.43	31.83	30.49	29.82
Average daily volume*	1.00	0.68	0.93	2.50	2.15	2.29	1.64	1.10	1.55	1.16	1.00	0.95

*	in millions of shares

Amsterdam, New
Share listings	York
Ticker code	PHIA, PHG

No. of shares issued at Dec. 31, 2010	EUR 986 million

No. of shares outstanding issued at Dec. 31, 2010	EUR 947 million

Market capitalization at year-end 2010	EUR 21.7 billion

Industry classification

MSCI: Capital Goods, Diversified Industrials	20105010

ICB: Consumer Electronics1)	3743

Members of indices

AEX, NYSE, DJSI, and others

1)	ICB classification based on 2007 sales split
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18     Investor Relations     18.6 - 18.6
18.6	Philips’ acquisitions
Announcement dates of Acquisitions acquired in 2010

February 11, 2010	Luceplan	Consumer Luminaires	Iconic brand in the premium design segment for residential applications

February 24, 2010	Somnolyzer1)	Home Healthcare	Somnolyzer 24x7 automated-scoring solution that can improve the productivity of sleep centers

March 26, 2010	Tecso	Patient Care & Clinical Informatics	Strengthen clinical informatics portfolio with leading Brazilian provider of radiology information systems

July 13, 2010	Street Light Control Portfolio 1)	Lighting Systems & Controls	Strengthen outdoor lighting portfolio with acquisition of Street Lighting controls activities of Amplex A/S

July 28, 2010	Apex	Imaging Systems	Strengthen portfolio of high-quality transducers aimed at the value segment in emerging markets

August 2, 2010	CDP Medical1)	Patient Care & Clinical Informatics	Expand clinical informatics portfolio in high-growth markets in the area of PACS

August 20, 2010	Burton	Professional Luminaires	Expand portfolio with leading provider of specialized lighting solutions for healthcare facilities

September 13, 2010	Wheb Sistemas	Patient Care & Clinical Informatics	Strengthen clinical informatics portfolio with a leading Brazilian provider of clinical information systems

October 11, 2010	Discus	Health & Wellness	Expand oral healthcare portfolio with leading manufacturer of professional tooth whitening products

December 6, 2010	NCW	Professional Luminaires	Expand global leadership position of professional lighting entertainment solutions

January 6, 2011	medSage Technologies1)	Home Healthcare	Allows Philips to offer a web-based solution that enables home care providers to manage ongoing compliance and replenishment services for individuals

1)	Asset transaction
Announcement dates of Acquisitions acquired in 2009

February 24, 2009	Ilti Luce	Professional Luminaires	Enhance ability to offer unique indoor architectural lighting solutions

March 25, 2009	Dynalite	Lighting Systems & Controls	Provide further offering in lighting control systems for integral energy management

April 1, 2009	Selecon1)	Professional Luminaires	Strengthen the breadth of solutions in the theatrical and architectural market

May 4, 2009	Traxtal	Imaging Systems	Become one of the leading solution providers for image-guided medical procedures

July 15, 2009	InnerCool1)	Patient Care & Clinical Informatics	Broaden offering in emergency care by adding body temperature management

July 16, 2009	Teletrol	Lighting Systems & Controls	Adds to portfolio of intelligent light and energy management solutions

July 27, 2009	Saeco	Domestic Appliances	Expand in high-growth, high-margin espresso market with strong product range

1)	Asset transaction
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18     Investor Relations     18.7 - 18.8
18.7	Financial calendar
Financial calendar

Annual General Meeting of Shareholders
Record date Annual General Meeting of Shareholders	March 3, 2011
Annual General Meeting of Shareholders	March 31, 2011
Quarterly reports 2011
First quarterly report 2011	April 18, 2011
Second quarterly report 2011	July 18, 2011
Third quarterly report 2011	October 17, 2011
Fourth quarterly report 2011	January 23, 20121)
Sector Capital Markets Days 2011
Capital Markets Day Healthcare	May 12, 20111)
Capital Markets Day Lighting	tbc
Capital Markets Day Consumer Lifestyle	tbc
2012
Publication of 2011 results	January 23, 20121)

1)	Subject to final confirmation
18.8	Investor contact
Shareholder services

Holders of shares listed on Euronext

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Non-US shareholders and other non-US interested parties can make inquiries about the Annual Report 2010 to:

Royal Philips Electronics Annual Report Office Breitner Center, HBT 11-13 P.O. Box 77900, 1070 MX Amsterdam, Netherlands Telephone: +31-20-59 77500 E-mail: annual.report@philips.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to:

The Royal Bank of Scotland N.V. Department Equity Capital Markets HQ3130 Gustav Mahlerlaan 10, 1082 PP Amsterdam, Netherlands Telephone: +31-20-46 43707 Fax: +31-20-46 41707

Holders of New York Registry shares

Philips offers a dynamic print manager that facilitates the creation of a customized PDF. Holders of shares of New York Registry and other interested parties in the US can make inquiries about the Annual Report 2010 to:

Citibank Shareholder Service
P.O. Box 43077 Providence, Rhode Island 02940-3077
Telephone: 1-877-CITI-ADR (toll-free)
Telephone: 1-781-575-4555 (outside of US)
Fax: 1-201-324-3284
Website: www.citi.com/dr
E-mail: citibank@shareholders-online.com

Communications concerning share transfers, lost certificates, dividends and change of address should be directed to Citibank. The Annual Report on Form 20-F (which incorporates major parts of this Annual Report) is filed electronically with the US Securities and Exchange Commission.

International direct investment program

Philips offers a dividend reinvestment and direct stock purchase plan designed for the US market. This program provides existing shareholders and interested investors with an economical and convenient way to purchase and sell Philips New York Registry shares and to reinvest cash dividends. Philips does not administer or sponsor the program and assumes no obligation or liability for the operation of the plan. For further information on this program and for enrollment forms, contact:

Citibank Shareholder Service Telephone: 1-877-248-4237 (1-877-CITI-ADR) Monday through Friday 8:30 AM EST through 6:00 PM EST Website www.citibank.com/adr or by writing to:

Citibank Shareholder Service International Direct Investment Program P.O. Box 2502, Jersey City, NJ 07303-2502
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Shareholders Communication Channel

Philips is continually striving to improve relations with its shareholders. For instance, Philips was one of the key companies in the establishment of the Shareholders Communication Channel — a project of Euronext Amsterdam, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and its shareholders.

Philips will use the Shareholders Communication Channel to distribute the Agenda for this year’s Annual General Meeting of Shareholders as well as an instruction form to enable proxy voting at that meeting.

For the Annual General Meeting of Shareholders on March 31, 2011, a record date of March 3, 2011, will apply. Those persons who on March 3, 2011, hold shares in the Company and are registered as such in one of the registers designated by the Board of Management for the Annual General Meeting of Shareholders, will be entitled to participate in and vote at the meeting.

Investor relations activities

From time to time the Company engages in communications with investors via road shows, one-on-one meetings, group meetings, broker conferences and capital markets days. The purpose of these meetings is to inform the market on the results, strategy and decisions made, as well as to receive feedback from our shareholders. Also, the Company engages in bilateral communications with investors. These communications take place either at the initiative of the Company or at the initiative of individual investors. During these communications the Company is generally represented by its Investor Relations department. However, on a limited number of occasions the Investor Relations department is accompanied by one or more members of the Board of Management. The subject matter of the bilateral communications ranges from individual queries from investors to more elaborate discussions following disclosures that the Company has made such as its annual and quarterly reports. The Company is strict in its compliance with applicable rules and regulations on fair and non-selective disclosure and equal treatment of shareholders.

More information on the activities of Investor Relations can be found in chapter 12, Corporate governance, of this Annual Report.

Analysts’ coverage

Philips is covered by almost 40 analysts who frequently issue reports on the company.

How to reach us

Investor Relations contact

Royal Philips Electronics Breitner Center, HBT 11-8 P.O. Box 77900, 1070 MX Amsterdam, Netherlands Telephone: +31-20-59 77221 Website: www.philips.com/investor E-mail: investor.relations@philips.com

Abhijit Bhattacharya Executive Vice President — Investor Relations Telephone: +31-20-59 77222

Pim Preesman Manager — Investor Relations Telephone: +31-20-59 77447

Sustainability contact

Philips Corporate Sustainability Office Building VS-4C.226
P.O. Box 218
5600 MD Eindhoven, The Netherlands
Tel: +31 (0)40 27 83651
Fax: +31 (0)40 27 86161
Website: www.philips.com/sustainability
E-mail: philips.sustainability@philips.com
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19     Definitions and abbreviations     19 - 19
19	Definitions and abbreviations

Definitions of key terms (including abbreviations)

Bill of Materials check (BOMcheck)

BOMcheck (Bill of Materials check) is an industry wide IT tool for suppliers to the electronic industry to provide environmental information on the products they provide to their customers.

Brominated flame retardants (BFR)

Brominated flame retardants are a group of chemicals that have an inhibitory effect on the ignition of combustible organic materials. Of the commercialized chemical flame retardants, the brominated variety are most widely used.

Carbon dioxide (CO2)

Carbon dioxide (chemical formula CO2) is a chemical compound composed of two oxygen atoms covalently bonded to a single carbon atom. It is a gas at standard temperature and pressure and exists in Earth’s atmosphere in this state. CO2 is a trace gas comprising 0.039% of the atmosphere.

Cash flow before financing activities

The cash flow before financing activities is the sum of net cash flow from operating activities and net cash flow from investing activities.

Chlorofluorocarbon (CFC)

A chlorofluorocarbon is an organic compound that contains carbon, chlorine, and fluorine, produced as a volatile derivative of methane and ethane. CFCs were originally developed as refrigerants during the 1930s.

Comparable sales

Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance.

Continuing net income

This equals recurring net income from continuing operations, or net income excluding discontinued operations and excluding material non-recurring items.

Dividend yield

The dividend yield is the annual dividend payment divided by Philips’ market capitalization. All references to dividend yield are as of December 31 of the previous year (the yield on the dividend paid in 2010 uses the market capitalization as of December 31, 2009).

EBITA

Earnings before interest, tax and amortization (EBITA) represents income from continuing operations excluding results attributable to non-controlling interest holders, results relating to investments in associates, income taxes, financial income and expenses, amortization and impairment on intangible assets (excluding software and capitalized development expenses). Philips believes that EBITA information makes the underlying performance of its businesses more transparent by factoring out the amortization of these intangible assets, which arises when acquisitions are consolidated.

EBITA per common share

EBITA divided by the weighted average number of shares outstanding (basic). The same principle is used for the definition of net income or shareholders’ equity per common share, replacing EBITA.

Electronic Industry Citizenship Coalition (EICC)

The Electronic Industry Citizenship Coalition was established in 2004 to promote a common code of conduct for the electronics and information and communications technology (ICT) industry. EICC now includes more than 40 global companies and their suppliers.

Emerging markets

Emerging markets are the developing markets comprising of Asia Pacific (excluding Japan, South Korea, Australia and New Zealand), Latin America, Central & Eastern Europe, Middle East (excluding Israel) and Africa.

Employee Engagement Index (EEI)

The Employee Engagement Index (EEI) is the single measure of the overall level of employee engagement at Philips. It is a combination of perceptions and attitudes related to employee satisfaction, commitment and advocacy.

Energy Star

Energy Star is a product label for products with an energy consumption that fulfills the requirements the Energy Star program of the U.S. Environmental Protection Agency and the U.S. Department of Energy.

Energy-using Products (EuP)

An energy-using product is a product which uses, generates, transfers or measures energy (electricity, gas, fossil fuel). Examples are boilers, computers, televisions, transformers, industrial fans, industrial furnaces etc.

Free cash flow

Free cash flow is the net cash flow from operating activities minus net capital expenditures.

Full-time equivalent employee (FTE)

Full-time equivalent is a way to measure a worker’s involvement in a project. An FTE of 1.0 means that the person is equivalent to a full-time worker, while an FTE of 0.5 signals that the worker is only half-time.

Global Reporting Initiative (GRI)

The Global Reporting Initiative (GRI) is a network-based organization that pioneered the world’s most widely used sustainability reporting framework. GRI is committed to the framework’s continuous improvement and application worldwide. GRI’s core goals include the mainstreaming of disclosure on environmental, social and governance performance.

Green Innovations

Green Innovations comprise all R&D activities directly contributing to the development of Green Products or Green Technologies.

Green Products

A Green Product is a product that offers a significant environmental improvement compared to a reference product in at least one Green Focal Area: Energy efficiency, Packaging, Hazardous substances, Weight, Recycling and disposal and Lifetime reliability.

Health and well-being

By ‘health’ we mean not only medical-related aspects of health, but also keeping fit, having a healthy diet and generally living a healthy lifestyle. By ‘well-being’ we mean a general sense of fulfillment, feeling good and at ease. ‘Well-being’ also refers to a sense of comfort, safety and security people feel in their environment — at home, at work, or out and about.

Hydrochlorofluorocarbon (HCFC)

Hydrochlorofluorocarbon is a fluorocarbon that is replacing chlorofluorocarbon as a refrigerant and propellant in aerosol cans.
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Income as % of shareholders’ equity (ROE)

This ratio measures income from continuing operations as percentage of average shareholders’ equity. ROE rates Philips’ overall profitability by evaluating how much profit the company generates with the money shareholders have invested.

Income from continuing operations

Net income from continuing operations, or net income excluding discontinued operations.

Initiatief Duurzame Handel (IDH)

IDH is the Dutch Sustainable Trade Initiative. It brings together government, frontrunner companies, civil society organizations and labor unions to accelerate and up-scale sustainable trade in mainstream commodity markets from the emerging countries to Western Europe.

International Standardization Organization (ISO)

The International Standardization Organization (ISO)is the world’s largest developer and publisher of International Standards. ISO is a network of the national standards institutes of more than 160 countries, one member per country, with a Central Secretariat in Geneva, Switzerland, that coordinates the system. ISO is a non-governmental organization that forms a bridge between the public and private sectors.

Light-Emitting Diode (LED)

Light-Emitting Diode (LED), in electronics, a semiconductor device that emits infrared or visible light when charged with an electric current. Visible LEDs are used in many electronic devices as indicator lamps, in automobiles as rear-window and brake lights, and on billboards and signs as alphanumeric displays or even full-color posters. Infrared LEDs are employed in autofocus cameras and television remote controls and also as light sources in fiber-optic telecommunication systems.

Mature markets

Mature markets are the highly developed markets comprising of Western Europe, North America, Japan, South Korea, Israel, Australia and New Zealand.

Millennium Development Goals (MDG)

Adopted by world leaders in the year 2000 and set to be achieved by 2015, the Millennium Development Goals (MDGs) provide concrete, numerical benchmarks for tackling extreme poverty in its many dimensions. The MDGs also provide a framework for the entire international community to work together towards a common end – making sure that human development reaches everyone, everywhere. Goals include for example eradicating extreme poverty and hunger, achieving universal primary education and ensuring environmental sustainability.

Net Promoter Score (NPS)

The Net Promoter Score is a tool to measure the loyalty of Philips’ customers to its products. It is measured through one question: “Based on your experience with this product, how likely are you to recommend your Philips product to a friend, relative or colleague?” Philips categorizes the answers as ‘Promoters’, ‘Passives’ or ‘Detractors’. The NPS is measured by deducting the percentage of Detractors (score 0 to 6) from the percentage of customers who are Promoters (score 9 to 10).

Non-Governmental Organization (NGO)

A non-governmental organization (NGO) is any non-profit, voluntary citizens’ group which is organized on a local, national or international level.

Operational carbon footprint

A carbon footprint is the total set of greenhouse gas emissions caused by an organization, event, product or person; usually expressed in kilotons CO2-equivalent. The Philips operational carbon footprint is calculated on a half-year basis and includes industrial sites (manufacturing and assembly sites), non-industrial sites (offices, warehouses, IT centers and R&D facilities), business travel (lease and rental cars, and airplane travel) and logistics (air, sea and road transport).

Organic Light-Emitting Diode (OLED)

An organic light emitting diode (OLED) is a light-emitting diode (LED) in which the emissive electroluminescent layer is a film of organic compounds which emit light in response to an electric current. This layer of organic semiconductor material is situated between two electrodes. Generally, at least one of these electrodes is transparent. OLEDs are used in television screens, computer monitors, small, portable system screens such as mobile phones and PDAs, watches, advertising, information and indication.

Perfluorinated compounds (PFC)

A perfluorinated compound (PFC) is an organofluorine compound with all hydrogens replaced by fluorine on a carbon chain—but the molecule also contains at least one different atom or functional group. PFCs have unique properties to make materials stain, oil, and water resistant, and are widely used in diverse applications. PFCs persist in the environment as persistent organic pollutants, but unlike PCBs, they are not known to degrade by any natural processes due to the strength of the carbon—fluorine bond.

Polyvinyl chloride (PVC)

Polyvinyl chloride, better known as PVC or vinyl, is an inexpensive plastic so versatile it has become completely pervasive in modern society. The list of products made from polyvinyl chloride is exhaustive, ranging from phonograph records to drainage and potable piping, water bottles, cling film, credit cards and toys. More uses include window frames, rain gutters, wall paneling, doors, wallpapers, flooring, garden furniture, binders and even pens.

Productivity

Philips uses Productivity internally and as mentioned in this annual report as a non-financial indicator of efficiency that relates the added value, being income from operations adjusted for certain items such as restructuring and acquisition-related charges etc. plus salaries and wages (including pension costs and other social security and similar charges), depreciation of property, plant and equipment, and amortization of intangibles, to the average number of employees over the past 12 months.

Registration, Evaluation, Authorization and Restriction of Chemical substances (REACH)

REACH is the European Community Regulation on chemicals and their safe use (EC 1907/2006). It deals with the Registration, Evaluation, Authorisation and Restriction of Chemical substances. The law entered into force on June 1, 2007. The aim of REACH is to improve the protection of human health and the environment through the better and earlier identification of the intrinsic properties of chemical substances.

Regulation on Hazardous Substances (RoHS)

The RoHS Directive prevents all new electrical and electronic equipment placed on the market in the European Economic Area from containing lead, mercury, cadmium, hexavalent chromium, poly-brominated biphenyls (PBB) or polybrominated diphenyl ethers (PBDE), except in certain specific applications, in concentrations greater than the values decided by the European Commission. These values have been established as 0.01% by weight per homogeneous material for cadmium and 0.1% for the other five substances.

Waste Electrical and Electronic Equipment (WEEE)

The Waste Electrical and Electronic Equipment Directive (WEEE Directive) is the European Community directive on waste electrical and electronic equipment which became European Law in February 2003, setting collection, recycling and recovery targets for all types of electrical goods. The directive imposes the responsibility for the disposal of waste electrical and electronic equipment on the manufacturers of such equipment.
Annual Report 2010     247

20     Forward-looking statements and other information      20 - 20
20	Forward-looking statements and other information
Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular section 5.6, Outlook, of this Annual Report. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

These factors include, but are not limited to, domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also chapter 7, Risk management, of this Annual Report.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where full-year information regarding 2010 is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market values do not exist, fair values are estimated using valuation models, which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the financial statements. In certain cases, independent valuations are obtained to support management’s determination of fair values.

IFRS basis of presentation

The financial information included in this document is based on IFRS, unless otherwise indicated. As used in this document, the term EBIT has the same meaning as Income from operations (IFO).

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures like: comparable growth; EBITA; NOC; net debt (cash); free cash flow; and cash flow before financing activities. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measures.

Further information on non-GAAP information and a reconciliation of such measures to the most directly comparable GAAP measures can be found in chapter 16, Reconciliation of non-GAAP information, of this Annual Report.

Statutory financial statements and management report

The chapters Group financial statements and Company financial statements contain the statutory financial statements of the Company. The introduction to the chapter Group financial statements sets out which parts of this Annual Report form the management report within the meaning of Section 2:391 of the Dutch Civil Code (and related Decrees).
Analysis of 2009 compared to 2008
The analysis of the 2009 financial results compared to 2008, and the discussion of the critical accounting policies, have not been included in this Annual Report. These sections are included in Philips’ Form 20-F for the financial year 2010, which will be filed electronically with the US Securities and Exchange Commission.
248     Annual Report 2010

Philips publishes 2010 Annual Report
February 17, 2011
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today published its 2010 Annual Report, and expects to file its 2010 Form 20-F with the US Securities and Exchange Commission on February 18, 2011 (www.sec.gov).
Philips also published the Agenda for the Annual General Meeting of Shareholders which will take place on March 31, 2011 at the Hotel Okura in Amsterdam, beginning at 10:00 hours CET.
The 2010 Annual Report and Sustainability report is available to shareholders and other interested parties via this link.
The Agenda for the Annual General Meeting of Shareholders is available via this link.
For further information, please contact:
Steve Klink
Philips Corporate Communications
Tel.: +31 20 5977415
E-mail: steve.klink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Jeroen van der Veer to succeed Jan-Michiel Hessels as Chairman of the Supervisory Board of Royal Philips Electronics
February 17, 2011
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that its Supervisory Board has agreed to appoint Jeroen van der Veer as its next Chairman, effective upon the closing of the 2011 General Meeting of Shareholders on March 31st.
Mr. van der Veer will succeed Jan-Michiel Hessels, who will retire from the Supervisory Board, which he joined in 1999 and served as its Chairman for the past three years. Mr. van der Veer has been a member of the Supervisory Board since 2009. He is a former Chief Executive of Royal Dutch Shell, and in addition to Philips currently holds non-executive board positions at ING, Shell and Unilever.
“I would like to thank Jan-Michiel Hessels for more than a decade of dedication to Philips. In his role as chairman, I have always valued his stewardship and counsel in our transformation into a health and well-being company,” said Philips President and Chief Executive Officer, Gerard Kleisterlee. “We are pleased to welcome Jeroen van der Veer in his new role as Chairman of the Supervisory Board. His extensive experience will be invaluable in helping Philips’ Board of Management achieve the company’s ambitions for growth.”
In view of the retirement of Mr. Hessels, the Supervisory Board of Philips will propose the appointment of Jackson Tai as a new member. Mr. Tai is former vice-chairman and CEO of DBS Group Holdings Ltd and is currently member of the Board of Directors of NYSE Euronext. The Supervisory Board will also propose to the 2011 Annual General Meeting of Shareholders the re-appointment of John Thompson, Cees van Lede and Heino von Prondzynski.
As previously announced , shareholders will vote at the meeting as well on the proposal to appoint Frans van Houten as Philips’ next President and Chief Executive Officer succeeding Gerard Kleisterlee, who will retire from Philips per the end of March.
The shareholders will also vote on the proposed appointment of Ron Wirahadiraksa and Pieter Nota to Philips’ Board of Management. Mr. Wirahadiraksa will succeed Pierre-Jean Sivignon as Chief Financial Officer, while Mr. Nota has been Chief Executive Officer of the Consumer Lifestyle sector since September 2010.
Click here to view the agenda and explanatory notes of the AGM as well as all documents relating to the AGM.
Philips’ Annual General Meeting of Shareholders will be held at the Hotel Okura in Amsterdam on March 31, 2011, beginning at 10:00 hours CET.
For further information, please contact:
Steve Klink
Philips Corporate Communications
Tel.: +31 20 5977415
E-mail: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Philips to invest EUR 2 billion in green innovation by 2015
February 18, 2011
Philips records healthy increase in green product sales in 2010
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that it will allocate EUR 2 billion for investments in Green Innovation by 2015 to accelerate sustainable business across the company’s three sectors. In 2010, Philips’ cumulative investments in Green Innovation amounted to EUR 1 billion, surpassing its Green Innovation investment target two years ahead of schedule. As a result of the company’s continued commitment to sustainable innovation, 38% of total 2010 sales was generated by Philips Green Products, up from 31% in 2009.
“We consider sustainability to be a driver of growth and an integral part of the Philips DNA,” said Rudy Provoost, Chairman of Philips’ Sustainability Board and CEO of Philips Lighting. “By doubling our investment in Green Innovation by 2015, we re-confirm our ambition as a health and well-being company to deliver meaningful and sustainable solutions. This commitment also supports our Vision 2015 growth strategy, driven by global trends, such as the need for more sustainable and energy efficient products and solutions”.
The increase in green sales, as a percentage of total sales in 2010, was achieved primarily by the company’s continued focus on EcoDesign across sectors, a process aimed at developing products with a significantly lower environmental impact throughout its lifecycle.
Recent introductions of Green Products from Healthcare include the Philips Essential, a patient monitoring system, designed for clinical workflow and patient safety during transport, which offers a 48% reduction in energy use, 72% less product weight, 32% less packaging weight and a lead-acid free battery.
Notable green product launches in Consumer Lifestyle included the Econova TV, the first PVC/BFR free television in the world, which received both the EU-energy “A+” label as well as the EISA Best Green TV 2010/2011 award.
Lighting contributed to nearly half of total Philips Green Product sales and continued to make important strides with the commercial launch of the 12-watt EnduraLED lamp, the industry’s first replacement for the traditional 60-watt incandescent lamp. This development, the first of its category to receive the ENERGY STAR qualification, was recognized by the American Lighting Association as the winner in the LED Replacements Lamp division for the Tomorrow Awards and was named “Product of the year 2010” by Popular Science Magazine.
The Philips 2010 sustainability update is an integrated part of the Philips 2010 Annual Report available at: www.philips.com/annualreport2010
For further information please contact:
Marie-Hélène Azar
Philips Corporate Communications
Tel : +31 (0)20 59 77426
Email: marie.helene.azar@philips.com

Notes to the editor about Philips Green Products:
Green Products offer a significant environmental improvement in one or more Green Focal Areas: Energy Efficiency, Packaging, Hazardous Substances, Weight, Recycling and Disposal as well as Lifetime Reliability.
The lifecycle approach is used to determine a product’s overall environmental improvement. It calculates the environmental impact of a product over its total life cycle (raw materials, manufacturing, product use and disposal).
Green Products need to have a score in at least one Green Focal Area than is significantly better (at least 10%), compared to the reference product, which can be a competitor or predecessor product in particular product family. Because of different product portfolios, sectors have specified additional criteria for Green Products.
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.